As confidentially submitted to the Securities and Exchange Commission on November [28], 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-___________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_________________________

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

_________________________

Vesta Real Estate Corporation

(Translation of Registrant’s name into English)

_________________________

United Mexican States (State or other jurisdiction of incorporation or organization)	6500 (Primary Standard Industrial Classification Code Number)	None (I.R.S. Employer Identification No.)

Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas Cuajimalpa, C.P. 05210 Mexico City United Mexican States +52 (55) 5950-0070

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168
+1 (212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Maurice Blanco Manuel Garciadiaz Drew Glover Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 +1 (212) 450-4000	Juan Francisco Mendez Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 +1 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

_________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2023

PRELIMINARY PROSPECTUS

Common Shares
represented by American Depositary Shares

Corporación Inmobiliaria Vesta, S.A.B. de C.V.
(incorporated in the United Mexican States)

We are offering common shares represented by American depositary shares, or “ADSs,” in the United States of America, or the “United States,” and other countries outside of the United Mexican States, or “Mexico.” Each ADS represents 10 common shares.

Our common shares are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), or the “BMV,” under the symbol “VESTA.” Our ADSs are listed on the New York Stock Exchange, or the “NYSE”, under the symbol “VTMX”. On                 , 2023, the last reported sales price of our ADSs on the NYSE was US$ per ADS. The ADSs are being offered at a price of US$                per ADS which was determined by reference to the closing price of the ADSs on the NYSE on the pricing date.

Neither the U.S. Securities and Exchange Commission, or the “Commission” or the “SEC” nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) or the “RNV,” maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or the “CNBV”, and may not be offered or sold publicly in Mexico. The ADSs may be offered or sold in Mexico, on a private placement basis, to investors that qualify as institutional or accredited investors pursuant to Article 8 of the Mexican Securities Market Law and regulations thereunder. The common shares underlying the ADSs have been registered with the RNV; registration of the common shares with the RNV does not imply any certification as to the investment quality of the common shares underlying the ADSs offered pursuant to this prospectus or our solvency or the accuracy or completeness of the information contained herein, and does not ratify or validate any actions or omissions, if any, undertaken in contravention of applicable law.

The information set forth in this prospectus or in any other related materials is the sole responsibility of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and has not been reviewed or authorized by the CNBV.

We are an “emerging growth company” as defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended, or the “Securities Act” and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from the U.S. Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act.” See “Risk Factors—Risks Related to our ADSs—As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. registrants and non-emerging growth companies.”

Investing in our common shares and ADSs involves risks. See “Risk Factors” beginning on page [34] of this prospectus.

_________________________

	Per ADS	Total	Per Common Share	Total
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions(1)	US$	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$	US$

_________________

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2023 through the book-entry facilities of the Depository Trust Company, or “DTC.”

_________________________

Global Coordinator

Barclays

The date of this prospectus is             , 2023.

____________________

This prospectus has been prepared by us solely for use in connection with the proposed offering of ADSs having common shares as underlying securities in the United States and, to the extent described below, elsewhere. We have not authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We neither take any responsibility for nor can provide any assurance about the reliability of, any information that others may give you. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus. Our business, financial condition, results of operations, future growth prospects and other information in this prospectus may have changed since that date.

This prospectus is not an offer to sell and it is not a solicitation of an offer to buy securities in any jurisdiction in which the offer, sale or exchange is not permitted. The distribution of this prospectus and the offer or sale of the securities offered hereby in certain jurisdictions is restricted by law. This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorized or is unlawful. Recipients must not distribute this prospectus into jurisdictions where such distribution would be unlawful.

In this prospectus, we use the terms “Vesta” and “Company” to refer to Corporación Inmobiliaria Vesta, S.A.B. de C.V. Unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “ours,” “us” or similar terms refer to Vesta and its subsidiaries.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

i

Glossary of Certain Terms and Definitions

Set forth below is a glossary of certain industry and other terms used in this prospectus:

“Adjusted EBITDA” means the sum of profit for the period adjusted by (a) total income tax expense, (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on sale of investment property, (g) gain on revaluation of investment property, (h) depreciation and (i) long-term incentive plan and equity plus during the relevant period.

“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

“AMVO” means the Asociación Mexicana de Venta Online (Mexican Association of Online Sales).

“BMV” means the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange).

“BTS Building” means a build-to-suit building that is designed and constructed in a tailor-made manner in order to meet client-specific needs.

“CETES” means the Mexican Certificados de la Tesorería de la Federación (Federal Treasury Certificates).

“Class A Buildings” are industrial properties that typically possess most of the following characteristics: (i) 15 years old or newer; (ii) concrete tilt-up construction; (iii) clear height in excess of 26 feet, (iv) a ratio of dock doors to floor area that is more than one door per 10,000 square feet; and (v) energy efficient design characteristics suitable for current and future tenants.

“CNBV” means the Mexican Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission).

“CPA” means Corporate Properties of the Americas.

“CPI” means the U.S. Consumer Price Index.

“CPW” means CPW México, S. de R.L. de C.V.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Federal Government” means the Federal Government of Mexico.

“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.

“General Electric” means G.E. Real Estate de México, S. de R.L. de C.V.

“GLA” means gross leasable area.

“IASB” means the International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“Indeval” means S.D. Indeval Institución para el Depósito de Valores, S. A. de C.V.

“INEGI” means the Mexican Instituto Nacional de Estadística y Geografía (Mexican National Institute of Statistics and Geography).

“INPC” means the Mexican Índice Nacional de Precios al Consumidor (Mexican National Consumer Price Index).

“Inventory Buildings” are buildings that are built without a lease signed with a specific customer, and designed in accordance with standard industry specifications, for the purpose of having readily-available space for clients that do not have the time or interest to build a specialized BTS Building.

“Land Reserves” means the lots of land acquired and maintained for future development into leasable properties.

“LEED Certification” means a certification granted by the Leadership in Energy and Environmental Design, which certifies a building’s compliance with certain environmental standards.

“LTV” means loan-to-value, which represents a real estate information ratio that measures debt value over asset value.

“Mexican Central Bank” means the Banco de México (Bank of Mexico).

“Multi-Tenant Buildings” means buildings designed and built pursuant to general specifications and which may be adapted for two or more tenants, each with its specific GLA and separate entrances and utilities.

“Net Debt to Adjusted EBITDA” means (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA.

“Net Debt to Total Assets” means (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets.

“Nissan” means Nissan Mexicana, S.A. de C.V.

“Nissan Trust” means the trust agreement dated July 5, 2013, between Nissan, as trustor and beneficiary, and Vesta DSP, as trustor and beneficiary, and formerly by Deutsche Bank Mexico, S.A., Multiple Banking Institution, (currently, CIBanco, S.A., Institución de Banca Múltiple, as successor), as trustee, as such has been or is amended from time to time, pursuant to which the terms and conditions for the development of Vesta DSP (as defined below) were established.

“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period.

“Paris Agreement” means the international agreement on climate change that is legally binding in the United Nations Framework Convention on Climate Change (UNFCCC) on climate change mitigation, adaptation, and finance.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“PROFEPA” means the Mexican Procuraduría Federal de Protección al Ambiente (Federal Environmental Protection Agency).

“Proyectos Aeroespaciales” means Proyectos Aeroespaciales, S. de R.L. de C.V., a subsidiary of Vesta.

“PTS Park” means an industrial park-to-suit that is designed and constructed in a tailor-made manner in order to meet specific needs of an industry or cluster.

“REIT” means real estate investment trust.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“TPI” means TPI Composites, S. de R.L. de C.V.

“QAP” means the Querétaro Aerospace Park.

“QVC” means QVC, S. de R.L. de C.V.

“QVC II” means QVC II, S. de R.L. de C.V.

“QVC III” means QVC III, S. de R.L. de C.V.

“RNV” means the Mexican Registro Nacional de Valores (Mexican National Securities Registry).

“Same-Store NOI” means rental income of Same-Store Properties in a period minus property operating costs related to such properties. This provides a further analysis of Adjusted NOI by providing the operating performance from the population of properties that is consistent from period to period.

“Same-Store Properties” means properties that we have owned for the entirety of the applicable period and the comparable period and that have reported at least twelve months reaching GLA occupancy of 80.0% in relation to total GLA of such property or had been completed for more than one year, whichever occurs first.

“SEDI” means the Sistema Electrónico de Envío y Difusión de Información (automated electronic information transfer system).

“USMCA” means the United States-Mexico-Canada Agreement which entered into force on July 1, 2020.

“VBC” means Vesta Baja California, S. de R.L. de C.V.

“Vesta DSP” means Vesta DSP, S. de R.L. de C.V., a subsidiary of Vesta.

“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

“Vesta Management” means Vesta Management, S. de R.L. de C.V., a subsidiary of Vesta.

“WTN” means WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., a subsidiary of Vesta.

“Yield on Cost” means rental income for the first year of operation of a property, divided by the total investment in such property (including land acquisition costs, development and construction costs, and closing costs).

Presentation of Financial and Other Information

Financial Statements

This prospectus includes our unaudited condensed consolidated financial statements as of September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022, together with the notes thereto, or our “unaudited condensed consolidated financial statements,” and our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, together with the notes thereto, or our “audited consolidated financial statements,” and together with our unaudited condensed consolidated financial statements, our “financial statements.” The financial information in this prospectus has been prepared in accordance with IFRS, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United States, or “U.S. GAAP.” This prospectus does not include a reconciliation from IFRS to U.S. GAAP. You should consult your own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information included in this prospectus. Per share amounts are presented based on the weighted average number of ordinary shares outstanding. For more information, see note 11.5 to our audited consolidated financial statements.

Appraisals

We use independent external appraisers to determine the fair value of our investment properties. Such appraisers use different valuation methodologies (including discounted cash flow analysis, replacement cost and income capitalization analysis) that include assumptions that are not directly observable in the market (such as discount and terminal rates, inflation rates, absorption periods, market rents and leasing commissions) to determine a projected NOI and the market value of our investment assets. This property-by-property valuation is carried out on a quarterly basis. The main valuation method used by the external appraisers is the discounted cash flow analysis for properties and market value to determine the value of our Land Reserves.

Our financial statements included in this prospectus contain a detailed description of the valuation of our properties.

Our management believes that the independent appraisal process and the chosen valuation methodologies as well as the assumptions used under such methodologies are appropriate for determining the fair value of the type of investment properties we own. For more information about the procedures that we perform to validate the independent appraisals, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Estimates—Valuation of Investment Property.”

Special Note Regarding Non-IFRS Financial Measures and Other Measures

Non-IFRS financial measures do not follow generally accepted accounting principles and, as such, do not follow IFRS. In this prospectus, we report our Adjusted EBITDA, NOI, Adjusted NOI, FFO, Vesta FFO, Net Debt to Adjusted EBITDA and Net Debt to Total Assets. These non-IFRS measures, however, do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or liquidity in making an investment decision.

We calculate Adjusted EBITDA as the sum of profit for the period adjusted by (a) total income tax expense (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on sale of investment property, (g) gain on revaluation of investment property, (h) depreciation and (i) long-term incentive plan and equity plus during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

v

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

We compute FFO and Vesta FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see note 11.5 to our audited consolidated financial statements.

Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.

Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.

We present Same-Store NOI. We determine our Same-Store Properties at the end of each reporting period. Our same store population includes properties that were owned and the comparable period and that have reported at least twelve months of consecutive stabilized operations. We define “stabilized operations” as properties that have reached GLA occupancy of 80.0% in relation to total GLA of such property or that have been completed for more than one year, whichever occurs first.

The Same-Store Properties population is adjusted to remove properties that were sold or entered development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2022 and for the period ended September 30, 2023 includes all properties that had reached twelve months of “stabilized operations” by August 31, 2022.

We calculate Same-Store NOI as rental income for the same store population less the related property operating costs related to properties that generated rental income. We evaluate the performance of the properties we own using a Same-Store NOI, and we believe that Same-Store NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period, thereby eliminating the effects of changes in the composition of our portfolio on performance measures.

When used in conjunction with IFRS financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making.

For reconciliations of Adjusted EBITDA, NOI and Adjusted NOI to profit for the period, FFO and Vesta FFO to profit for the period, Net Debt to total debt, see “Summary Consolidated Financial Information and Operating Data¾Non-IFRS Financial Measures and Other Measures and Reconciliations.”

We calculate our Yield on Cost as the result from dividing rental income of stabilized properties for a period (properties that have reached 80.0% occupancy or that have been completed for more than one year), by the total investment in such properties in the corresponding period (including land acquisition costs, development and construction costs, and closing costs). We consider Yield on Cost to provide a profitability measure at a point in time on our investment properties by comparing the income generated by our stabilized properties to the costs and expenses incurred to develop such properties. Yield on Cost may not be comparable from period to period as it may be impacted by the evolution of our portfolio of stabilized properties. Yield on Cost is not a metric under IFRS and is derived from management financial records. Our presentation of Yield on Cost may not be comparable to similarly titled measures presented by other companies.

Currency and Other Information

Unless otherwise stated, the financial information appearing in this prospectus is presented in U.S. dollars. In this prospectus references to “peso,” “pesos” or “Ps.” are to Mexican pesos, and references to “U.S. dollar,” “U.S. dollars,” “dollar,” “dollars” or “US$” are to United States dollars.

The U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN, which considers the peso to be its functional currency, for which reason WTN is considered to be a “foreign operation” under IFRS. A “foreign operation” is an entity that is a subsidiary, associate, joint arrangement or branch of a reporting entity, the activities of which are based or conducted in a country or currency other than those of the reporting entity.

For purposes of presenting consolidated financial statements, the assets and liabilities of WTN are translated into U.S. dollars using the exchange rates in effect on the last business day of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates in effect on the dates of the transactions are used. Exchange differences arising, if any, are recorded in “other comprehensive income.”

Totals in some tables in this prospectus may differ from the sum of individual amounts in those tables due to rounding. In this prospectus, where information is presented in thousands, millions or billions of pesos or thousands, millions or billions of U.S. dollars, amounts of less than one thousand, one million, or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, amounts and percentages presented in tables in this prospectus may not add up due to such rounding adjustments or truncating.

Industry and Market Data

Market data and other statistical information (other than with respect to our financial results and performance) used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including but not limited to INEGI, World Bank, U.S. Bureau of Economic Analysis (BEA), U.S. Economic Census Bureau, CBRE, CBRE Research, Bloomberg, Federal Reserve Bank of Dallas, Americas Market Intelligence, JLL, JLL Mexico, JLL Research, AMVO, Kearney, The Boston Consulting Group, the Mexican Ministry of Economy, the Mexican Central Bank, the Global Trade and Innovation Policy Alliance, Deloitte, International Organization of Motor Vehicle Manufacturers, Euromonitor, Organization for Economic Cooperation and Development, United Nations, Mexican Automotive Industry Association, National Association of Manufacturers, International Trade Administration, Optoro, Office of the U.S. Trade Representative, PGIM, Shipa Freight, Freight Qoute, Peterson Institute for International Economics, GBM, LENS, Cushman & Wakefield, International Monetary Fund, Interamerican Development Bank, and Statista.

Some data are also based on our estimates, which are derived from our review of internal surveys and analyses, as well as from independent sources. Although we believe these sources are reliable, neither we nor the underwriters have independently verified the information and cannot guarantee their accuracy or completeness. In addition, these sources may use different definitions of the relevant markets than those we present. Data regarding our industry are intended to provide general guidance but are inherently imprecise. Though we believe these estimates were reasonably derived, you should not place undue reliance on estimates, as they are inherently uncertain. Nothing in this prospectus should be interpreted as a market forecast.

The standard measures of area in the real estate market in Mexico are the square meter (m2) and the hectare (ha), while in the U.S. they are the square foot (ft2) and the acre (ac), respectively. This prospectus contains information in both (i) square meters and square feet applying a conversion factor of 1 square meter = 10.8 square feet, and (ii) hectares and acres, applying a conversion factor of 1 hectare = 2.5 acres.

Occupancy Rate

When we refer to our occupancy rate generally, we refer to the rate of all our occupied properties. When we refer to our stabilized occupancy rate, we refer to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first. The occupancy rate is calculated as the ratio of rented GLA to the total amount of available GLA. We consider the occupancy rate to be an important measure of the anticipated cash flow of the portfolio, and as an indicator of management leasing performance and the markets demand for the portfolio. We consider the stabilized occupancy rate to be an important measure of the anticipated cash flow of the stabilized portfolio and an indicator of management leasing performance and the market’s demand for the stabilized portfolio. Incorporating newly developed properties into the portfolio does not impact our stabilized occupancy rate. Our stabilized occupancy rate, however, does not have a standardized meaning and may not be directly comparable to similarly-titled measures adopted by other companies.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding our results of operations and financial position; (ii) statements of plans, objectives or goals, including those related to our operations and to our pipeline of potential developments and acquisitions; and (iii) statements of assumptions underlying such statements. Words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:

·	our business and strategy of investing in industrial facilities, which may subject us to risks of the sector in which we operate but uncommon to other companies that invest primarily in a broader range of real estate assets;

·	our ability to maintain or increase our rental rates and occupancy rates;

·	the performance and financial condition of our tenants;

·	our expectations regarding income, expenses, sales, operations and profitability;

·	our ability to obtain returns from our projects similar or comparable to those obtained in the past;

·	our ability to successfully expand into new markets in Mexico;

·	our ability to successfully engage in property development;

·	our ability to lease or sell any of our properties;

·	our ability to successfully acquire land or properties to be able to execute on our accelerated growth strategy;

·	the competition within our industry and markets in which we operate;

·	economic trends in the industries or the markets in which our customers operate;

·	any ongoing impact from the COVID-19 pandemic and the impact of any other pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;

·	higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;

·	the terms of laws and government regulations that affect us, and interpretations of those laws and regulations, including changes in tax laws and regulations and changes in environmental, real estate and zoning laws;

·	supply of utilities, principally electricity and water, and general availability of public services, to support operations in our properties and industrial parks;

·	economic, political and social developments in Mexico, including political instability, currency devaluation, inflation, and unemployment;

·	the performance of the Mexican economy and the global economy;

·	the competitiveness of Mexico as an exporter of manufactured and other products to the United States and other key markets;

·	limitations on our access to sources of financing on competitive terms;

·	changes in capital markets that might affect the investment policies or attitude in Mexico or regarding securities issued by Mexican companies;

·	obstacles to commerce, including tariffs or import taxes and changes to the existing commercial policies, and change or withdrawal from free trade agreements, including the USMCA, of which Mexico is a member that might negatively affect our current or potential clients or Mexico in general;

·	increase of trade flows and the formation of trade corridors connecting certain geographic areas of Mexico and the U.S., which results in a vigorous economic activity within those areas in Mexico and a source of demand for industrial buildings;

·	our ability to execute our corporate strategies;

·	the growth of e-commerce markets;

·	a negative change in our public image;

·	epidemics, catastrophes, insecurity and other events that might affect the regional or national consumption;

·	the loss of key executives or personnel;

·	restrictions on foreign currency convertibility and remittance outside Mexico;

·	changes in exchange rates, market interest rates or the rate of inflation;

·	possible disruptions to commercial activities due to natural and human-induced disasters that could affect our properties in Mexico, including criminal activity relating to drug trafficking, terrorist activities, and armed conflicts;

·	deterioration of labor relations with third-party contractors, changes in labor costs and labor difficulties, including subcontracting reforms in Mexico comprising changes to labor and social laws;

·	the prices of our common shares or ADSs may be volatile or may decline regardless of our operational performance;

·	the increased costs and disruptions to our business arising from our transformation into a public company in the United States; and

·	other risk factors included under “Risk Factors” in this prospectus.

Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, forecast or intended.

You should read the sections of this prospectus entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry and Regulatory Overview” and “Business” for a more complete discussion of the factors that could affect our future performance and the markets and industry sectors in which we operate.

x

In light of these risks, uncertainties and assumptions, the forward-looking statements described in this prospectus may not occur. These forward-looking statements speak only as to the date of this prospectus and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information or future events or developments. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or the combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in this prospectus.

Summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and our financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our common shares and ADSs.

Overview

We are a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 16 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of September 30, 2023, our portfolio was comprised of 213 buildings with a total gross leasable area, or “GLA,” of 36.9 million square feet (3.4 million square meters), and a stabilized occupancy rate of 97.3%. Our GLA has grown 61.5x since we began operations in 1998, representing a compound annual growth rate, or “CAGR,” of 17.9% since our initial public offering in 2012. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.

We are a holding company, and our sole assets are our holdings in our subsidiaries. For a description of our corporate structure, see “Summary— Our Corporate Structure.”

Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and an extensive development pipeline. As we continue to evolve, we seek to become a world-class fully integrated industrial real estate company, striving to adhere to the highest standards available worldwide.

We believe that over the last five years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan for 2014 to 2019, and since 2019, our “Level 3 Strategy”. We are aiming to maximize growth in Vesta FFO by implementing this strategy, which establishes our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “Business—Our Level 3 Strategy.”

Our profit for each of the nine-month periods ended September 30, 2023 and 2022 was US$202.8 million and US$164.9 million, respectively. Our profit for the nine-month period ended September 30, 2023 has increased 23.0%, as compared to the nine-month period ended September 30, 2022. Our basic earnings per share have increased 15.1%, as compared to the nine-month period ended September 30, 2022. These increases in profit and basic earnings per share were primarily attributable to an increase of US$39.7 million in gain on revaluation of investment property primarily due to market conditions during each quarter, including a decrease in discount rates, exit rates and inflation rates, as well as a US$27.0 million increase in rental income reflecting the growth of our leasing portfolio period to period. Vesta FFO per share has increased 4.7% and 16.9%, as compared to the three-month period and the nine-month period ended September 30, 2022, respectively. Our total GLA has grown 6.6% and 6.5%, as compared to the three-month and nine-month period ended September 30, 2022, respectively. In addition, Adjusted NOI has grown 20.0% and 18.8%, as compared to the three-month and nine-month periods ended September 30, 2022, respectively. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see “Summary Consolidated Financial Information and Operating Data—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our profit for each of the years ended December 31, 2022 and 2021 was US$243.6 million and US$173.9 million, respectively. Our profit for the year has increased 6.0x since 2012, growing at a CAGR of 19.6% from 2012 to 2022 and 40.1% from 2021 to 2022. Our basic earnings per share have increased 2.5x since 2012 growing at a CAGR of 9.8% from 2012 to 2022 and 33.0% from 2021 to 2022. Vesta FFO per share has increased 36.3x since 2012 growing at a CAGR of 10.8% from 2012 to 2022 and 15.4% from 2021 to 2022. Our total GLA has grown 2.8x since 2012 growing at a CAGR of 10.8% from 2012 to 2022 and 8.45% from 2021 to 2022. In addition, Adjusted NOI has grown at a CAGR of 13.3% from 2012 to 2022 and 12.5% from 2021 to 2022. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see “Summary Consolidated Financial Information and Operating Data—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers through built-to-suit, or “BTS Buildings”, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties, also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop “Inventory Buildings,” which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.

We believe that we are one of the only fully vertically-integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale, in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by outsourcing all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001-2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001-2015 Standard certification that focuses on risk mitigation.

The following table presents a summary of our real estate portfolio as of the nine-month period ended September 30, 2023 and each of December 31, 2022 and 2021:

	As of September 30,	As of December 31,
	2023	2022	2021
Number of real estate properties	213	202	189
GLA (sq. feet)(1)	36,905,960	33,714,370	31,081,746
Leased area (sq. feet)(2)	34,128,931	32,054,026	29,257,404
Number of tenants	192	183	175
Average rent per square foot (US$ per year)(3)	5.4	5.0	4.5
Weighted average remaining lease term (years)	5.5	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.4	4.7	4.7
Stabilized Occupancy rate (% of GLA)(5)	97.3	97.3	94.3

_________________

(1)	Refers to the total GLA across all of our real estate properties.

(2)	Refers to the GLA that was actually leased to tenants as of the dates indicated.

(3)	Calculated as the annual base rent as of the end of the relevant period divided by the GLA. For rents denominated in pesos, annual rent is converted to US$ at the average exchange rate for each quarter.

(4)	Calculated as the annual income collected from rental revenues during the relevant period divided by the square feet leased. For income collected denominated in pesos, income collected is converted to US$ at the average exchange rate for each quarter.

(5)	We calculate stabilized occupancy rate as leased area divided by total GLA. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.

Our Industrial Parks and Industrial Properties

The table below sets forth our real estate portfolio, classified by industrial park and other properties outside of industrial parks, as of September 30, 2023, and includes, for each property, the location, the GLA, the percentage each property represents of our total GLA, the rental income for the three-month period ended September 30, 2023 and the percentage each property represents of our rental income for the three-month period, as well as the first year of operations, the number of buildings, and the appraisal value. We value our portfolio on a quarterly basis through an independent appraisal process conducted by CBRE, JLL and Cushman & Wakefield.

	Location	Total GLA	Total GLA	Percentage of Portfolio GLA	Rental Income for the Three Months Ended September 30, 2023	Percentage of Rental Income for the Three Months Ended September 30, 2023	Operations Start Year	Number of Buildings	Appraisal Value as of September 30, 2023
		(in square feet)	(in square meters)	(%)	(US$)	(%)			(US$)
Industrial Park
DSP	Aguascalientes	2,143,262	199,116	5.8	3,183,011	5.6	2013	8	137,700,000
Vesta Park Aguascalientes	Aguascalientes	306,804	28,503	0.8	383,526	0.7	2019	2	18,500,000
Los Bravos Vesta Park	Cd Juárez	460,477	42,780	1.2	685,568	1.2	2007	4	30,390,000
Vesta Park Juárez Sur I	Cd Juárez	1,514,249	140,678	4.1	2,403,832	4.3	2015	8	113,030,000
Vesta Park Guadalajara	Guadalajara	2,572,897	239,030	7.0	3,906,632	6.9	2020	6	230,650,000
Vesta Park Guadalupe	Monterrey	497,929	46,259	1.3	1,350,665	2.4	2021	2	32,560,000
Vesta Puebla I	Puebla	1,028,801	95,579	2.8	1,783,006	3.2	2016	5	86,150,000
Bernardo Quintana	Querétaro	772,025	71,723	2.1	611,242	1.1	1998	9	39,840,000
PIQ	Querétaro	2,109,491	195,978	5.7	2,982,995	5.3	2006	13	138,750,000
VP Querétaro	Querétaro	923,238	85,772	2.5	742,069	1.3	2018	4	53,000,000
Querétaro Aerospace Park	Querétaro Aero	2,337,248	217,137	6.3	3,800,159	6.7	2007	13	164,550,000
SMA	San Miguel de Allende	1,361,708	126,507	3.7	1,529,865	2.7	2015	7	88,700,000
Las Colinas	Silao	903,487	83,937	2.4	1,210,926	2.1	2008	7	57,750,000
Vesta Park Puento Interior	Silao	1,312,047	121,893	3.6	1,661,113	2.9	2018	7	79,800,000
Tres Naciones	San Luis Potosí	960,964	89,276	2.6	1,383,548	2.5	1999	9	63,550,000
Vesta Park SLP	San Luis Potosí	603,385	56,056	1.6	615,708	1.1	2018	3	38,450,000
La Mesa Vesta Park	Tijuana	810,013	75,253	2.2	1,178,598	2.1	2005	16	63,180,000
Nordika	Tijuana	155,818	14,476	0.4	634,229	1.1	2007	1	17,150,000
El potrero	Tijuana	282,771	26,270	0.8	381,977	0.7	2012	2	29,800,000
Vesta Park Tijuana III	Tijuana	620,547	57,651	1.7	1,080,060	1.9	2014	3	55,640,000
Vesta Park Pacifico	Tijuana	379,882	35,292	1.0	897,027	1.6	2017	2	30,700,000
VP Lago Este	Tijuana	552,452	51,324	1.5	1,182,647	2.1	2018	2	71,100,000
Vesta Park Megaregion	Tijuana	1,512,001	140,469	4.1	604,826	1.1	2022	7	150,070,000
VPT I	Tlaxcala	680,616	63,231	1.8	1,030,341	1.8	2015	4	43,400,000
Exportec	Toluca	220,122	20,450	0.6	278,679	0.5	1998	3	14,950,000
T 2000	Toluca	1,070,180	99,423	2.9	1,585,184	2.8	1998	3	83,810,000
El Coecillo Vesta Park	Toluca	816,056	75,814	2.2	1,326,063	2.4	2007	1	57,130,000
Vesta Park Toluca I	Toluca	1,000,161	92,918	2.7	1,553,202	2.8	2006	5	76,420,000
Vesta Park Toluca II	Toluca	1,474,297	136,967	4.0	2,036,412	3.6	2014	6	111,800,000
Vesta Park Apodaca	Monterrey	1,023,145	95,053	2.8	—	0.0	2023	4	76,270,000
Vesta Park Juarez Oriente	Cd Juarez	529,389	49,182	1.4	—	0.0	2023	2	41,000,000
Other		5,970,498	554,679	16.2	9,609,961	17.0	na	45	504,980,000
	Total	36,905,960	3,428,676	100.0	51,613,071	91.5%		213	2,800,770,000
	Other income (reimbursements)(2)				4,786,959	8.5
	Total				56,400,030	100.0	Vesta Offices at the DSP Park(3)		300,000
							Under construction		300,620,000
							Total		3,101,690,000
							Land improvements		13,794,975
							Land Reserves		140,100,000
							Costs to Complete Construction in Process		-142,781,071
							Appraisal Total		3,112,803,904

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(1)	Other income (reimbursements) includes: (i) the reimbursement of payments made by us on behalf of some of our tenants to cover maintenance fees and other services, which we incur under the respective lease contracts; and (ii) management fees arising from the real estate portfolio we sold in May 2019.

(2)	Refers to the appraisal value of our corporate offices located at the Douki Seisan Park.

Construction Projects

We continuously explore new development projects and acquisitions of industrial real estate portfolios, including individual buildings, Land Reserves in strategic locations and sale and lease-back transactions that meet our development and acquisition criteria. For the nine-month period ended September 30, 2023, we are developing eleven buildings and two expansions with a GLA of 3,511,701 square feet (326,247 square meters). All of these are Inventory Buildings.

The table below summarizes our real estate projects under construction at our existing Land Reserves as of September 30, 2023.

			Total Expected Investment (Thousand US$)(1)			Investment to Date (Thousand US$)
	Project	Project GLA	Land + Infrastructure	Shell(2)	Total	Land + Infrastructure	Shell(2)	Total	Leased	Expected Completion Date	Type
		(in square feet)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(%)
North Region
Ciudad Juárez	Juárez Oriente 3	283,338	7,121	14,050	21,171	240,837	2,136	242,973	0.0	July 2024	Inventory
Ciudad Juárez	Juárez Oriente 4	297,741	7,482	14,801	22,283	253,080	2,245	255,325	0.0	July 2024	Inventory
Ciudad Juárez	Juárez Oriente 5	210,800	5,298	11,353	16,651	179,180	2,119	181,299	100.0	June 2024	BTS
		791,879	19,901	40,204	60,105	673,097	6,500	679,597	26.6
Bajío Region
Guadalajara	GDL 08	680,333	15,386	27,911	43,297	340,166	14,310	354,476	0.0	October 2023	Inventory
Aguascalientes	Aguascalientes 3	200,318	1,746	10,365	12,111	180,286	524	180,810	31.0	July 2024	Inventory
SLP	San Luis Potosí 4	262,532	2,588	13,210	15,798	236,279	776	237,055	0.0	July 2024	Inventory
SLP	Tres Naciones 10	131,571	1,140	7,183	8,323	131,571	342	131,913	0.0	May 2024	Inventory
Querétaro	Querétaro 6	214,760	2,434	9,892	12,326	214,760	1,122	215,882	100.0	January 2024	BTS
		1,489,514	23,294	68,561	91,855	1,103,062	17,074	1,120,136	18.6
Central Region
Valle de México	La Villa	213,065	22,086	10,012	32,098	181,105	6,626	187,731	0.0	May 2024	Inventory
Valle de México	Punta Norte 1	845,957	50,582	37,905	88,487	575,250	15,175	590,425	0.0	December 2024	Inventory
Valle de México	Punta Norte 2	171,286	10,241	8,408	18,649	116,475	3,072	119,547	0.0	October 2024	Inventory
		1,230,308	82,909	56,325	139,234	872,830	24,873	897,703	0.0
		3,511,701	126,104	165,090	291,194	2,648,989	48,447	2,697,436	12.9

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(1)	Total Expected Investment comprises our material cash requirements, including commitments for capital expenditures.

(2)	A shell is typically comprised by the primary structure, the building envelope (roof and façade), mechanical and supply systems (electricity, water and drainage) up to a single point of contact.

For the fiscal year ended December 31, 2022, we completed twelve buildings with a GLA of 2,406,526 square feet (223,574 square meters). Of these buildings, one was a BTS Building with a GLA of 78,286 square feet (7,273 square meters), and eleven were Inventory Buildings with a total GLA of 2,328,240 square feet (216,301 square meters).

During the nine months ended September 30, 2023, we completed thirteen buildings with a GLA of 3,185,158 square feet (295,911 square meters). Of these buildings, two were BTS Buildings with a total GLA of 191,922 square feet (17,830 square meters), and eleven were Inventory Buildings with a total GLA of 2,993,236 square feet (278,081 square meters).

Land Reserves

As of September 30, 2023, we had 735.1 acres (32,023,117 square feet) of Land Reserves located in Monterrey, Guadalajara, Querétaro, Tijuana, San Miguel de Allende, San Luis Potosí, Ciudad Juárez, Guanajuato, Aguascalientes and Puebla, which are within active industrial corridors in Mexico, on which we plan to develop approximately 14.4 million square feet (1.3 million square meters) of industrial buildings.

As of September 30, 2023, the estimated development potential of the Land Reserves is:

Location	Total Land Reserves	Total Land Reserves	Percentage of Total Land Reserves	Appraisal Value as of September 30, 2023(1)	Estimated GLA to be Developed	Estimated GLA to be Developed
	(Hectares)	(Acres)	(%)	(thousands of US$)	(square meters)	(square feet)
Aguascalientes	116.5	288.0	39.2	31,500	524,407	5,644,668
Querétaro	48.0	118.5	16.1	31,880	215,874	2,323,652
Monterrey	40.8	100.8	13.7	32,660	183,626	1,976,528
San Miguel Allende	36.0	88.8	12.1	15,530	161,800	1,741,605
San Luis Potosí	23.7	58.7	8.0	10,020	106,844	1,150,061
Guanajuato	31.6	78.2	10.6	17,720	142,350	1,532,241
México	0	0	0	0	0	0
Ciudad Juárez	0	0	0	0	0	0
Guadalajara	0	0	0	0	0	0
Tijuana	0	0	0	0	0	0
Puebla	0.9	2.1	0.3	790	3,869	41,647
Total	297.5	735.1	100.0	140,100	1,338,770	14,410,402

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(1)	Land value is appraised at cost. For more information, see “Presentation of Financial and Certain Other Information—Appraisals.”

Our Competitive Strengths

We believe the following are our competitive strengths:

Vertically-Integrated and Internally Managed Industrial Real Estate Developer with a High-Quality Modern Portfolio of Scale

Our portfolio consists of what we believe to be one of the largest and modern industrial group of assets in Mexico, with 192 clients occupying 213 Class A Buildings, across industrial corridors and principal industrial sites of the country, with a total owned GLA of 36.9 million square feet and an average building life of 10.2 years, as of September 30, 2023. We manage our owned GLA and do not manage any GLA of third parties. Our portfolio of stabilized industrial properties has an average stabilized occupancy rate of 97.3%. Our profit for the three-month and nine-month periods ended September 30, 2023 increased 22.9% and 23.0%, respectively, as compared to the three-month and nine-month periods ended September 30, 2022. Vesta FFO per share increased 4.7% and 16.9%, as compared to the three-month and nine-month periods ended September 30, 2022. Our profit for the year has increased 6.0x since 2012, growing at a CAGR of 19.6% from 2012 to 2022 and 40.1% from 2021 to 2022. Vesta FFO grew 21.5 % from 2021 to 2022, and we had an average historical Yield on Cost from 2020 to 2023 above 10.0%.

Our portfolio is strategically located and diversified throughout Mexico’s key trade, logistics corridors with the U.S., manufacturing centers and urban areas, in a manner designed to maximize client demand. We also have a strategic land bank, with 864 acres of Land Reserves with the potential to develop over 14.4 million square feet of incremental GLA, as of September 30, 2023.

Portfolio Snapshot
(As of September 30, 2023)

GLA[1]	40.4 mm sf
Buildings	213
Tenants[2]	192
Occupancy[3]	97.3%
US$ Denominated Income	86.4%
Building Life Weighted Average	10.2 Years
Weighted Average Remaining Lease Term	4.8 Years
Land Bank	864 Acres

Northwest — 19%
- GLA: 6.8 mm sf
- Under Construction: 0.5 mm sf
- Land bank: n.a.
- Buildings: 60

Northeast — 22%
- GLA: 8.1 mm sf
- Under Construction: 3.8 mm sf
- Land bank: 141 ac
- Buildings: 32

Central — 19%
- GLA: 7.2 mm sf
- Under Construction: 2.6 mm sf
- Land bank: 62 ac
- Buildings: 36

Bajio North — 22%
- GLA: 5.1 mm sf
- Under Construction: 2.3 mm sf
- Land bank: 375 ac
- Buildings: 25

Bajio South — 26%
- GLA: 9.7 mm sf
- Under Construction: 2.6 mm sf
- Land bank: 286 ac
- Buildings: 60

Tijuana
Cd. Juarez
Monterrey
Aguascalientes
San Luis Potosi
Queretaro
Mexico City
Guadalajara
Guanajuato
Toluca
Puebla

Northwest	Northeast	Bajio North	Bajio South	Central
Tijuana	Juarez Monterrey	San Luis Potosi Guadalajara Aguascalientes	Queretaro Guanajuato	Mexico City Toluca Puebla

GLA | Under Construction | Land bank | Buildings | % of Total GLA

Source: Vesta. Note: mm sf = millions of square feet. Notes: (1) GLA includes 3.5 mm sf of projects under construction as of March 31, 2023. (2) Some tenants lease more than one property. (3) Stabilized Occupancy.

We operate in what we consider to be Mexico’s most dynamic industrial markets with the lowest vacancy rates in the country and growing industrial rents, according to CBRE 3Q2023 market report:

Vesta Local Real Estate Markets – CBRE 1Q2023 Data

	Stock (mm sqf)	Vacancy Rate %	Asking List Rent (US$ sf per year)	Net Absorption (mm sf)	New Supply (mm sf)	Under Construction (mm sf)
Northwest						
Tijuana	39.8	0.4%	$8.19	0.84	0.90	3.00
Northeast						
Juarez	46.3	0.0%	6.97	1.07	1.01	9.47
Monterrey	139.2	1.4%	6.77	4.59	5.05	13.50
Bajio North						
San Luis Potosi	27.0	2.4%	4.70	0.56	0.38	0.53
Guadalajara	46.7	1.8%	6.56	1.50	2.25	3.11
Aguascalientes	12.2	3.8%	5.35	0.13	0.13	0.17
Bajio South						
Queretaro	50.1	4.4%	5.35	0.57	0.48	2.63
Guanajuato	54.1	4.6%	4.78	0.37	0.53	1.52
Central						
Mexico City	111.4	2.0%	8.04	2.00	1.67	4.55
Toluca	23.3	3.6%	6.49	0.76	0.29	0.22
Puebla	17.5	1.2%	5.80	0.13	0.07	0.00
Summary Market						
Northwest	39.8	0.4%	$8.19	0.84	0.90	3.00
Northeast	185.5	1.1%	6.87	5.67	6.06	22.96
Bajio North	86.0	2.2%	5.54	2.19	2.76	3.81
Bajio South	104.2	4.5%	5.07	0.94	1.00	4.15
Central	152.2	2.3%	6.77	2.89	2.02	4.77
TOTAL	**567.7**	**2.1%**	**$6.49**	**12.52**	**12.74**	**38.69**

Source: CBRE.

We develop, own and manage two types of industrial real estate products: (i) Inventory Buildings and (ii) BTS Buildings. We believe that our client base is well diversified among logistics and light-manufacturing clients, and covers a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging.

We have built what we believe to be a scaled, high quality and modern industrial portfolio. Our average building age is lower than the average of the Mexican industrial REITs. Also, as of September 30, 2023, we own a land bank of properties located in strategic regions. Additionally, as of such date, 86.4% of our rental income is denominated in U.S. dollars as we serve global clients in the manufacturing and logistics sectors.

Well Positioned to Take Advantage of Favorable Market Fundamentals and Industry Tailwinds

Nearshoring

Global events have led companies to rethink their supply chains and explore ways to expand or relocate production facilities to closer regions. Nearshoring trends have recently accelerated due to global and geopolitical drivers such as:

·	geopolitical tensions between the U.S. and China leading to relocation of Asia-based operations to North America;

·	pandemic-disrupted supply chains, including shortages of raw materials and manufacturing components;

·	a challenging labor and logistics environment in the U.S.; and

·	the Russia-Ukraine conflict.

Moving manufacturing closer to end-users provides supply chain security for many sectors and companies, as it reduces long shipping routes while minimizing sensitivities to global disruptions. Supply times from Mexico to the U.S. and Canada can significantly improve delivery schedules, allowing goods to reach final consumers faster.

Mexico is well positioned to benefit from nearshoring given its geographic proximity to the U.S. and Canada, as well as the USMCA trade agreement, its manufacturing base, qualified labor force and competitive wages. According to a recent report by the Inter-American Development Bank, Mexico is likely to be the country to receive the most investment in Latin America, with an estimate of US$35.0 billion, driven by nearshoring dynamics.

Mexico has become an essential part of North America’s trade and manufacturing platform with nearly 90.0% of Mexico’s exports deriving from manufacturing according to Bloomberg, and has continued to experience a steady influx of foreign direct investment, averaging US$8.7 billion of new investments per quarter since 2015, according to the Dallas Federal Reserve. The United States continues to be the world’s largest importer of goods, with more than US$3.3 trillion of import value per year during 2022, according to Statista. We believe that Mexico is well-positioned to capture more export market share from other economies into the U.S., especially companies aiming to relocate manufacturing from Asia and China.

(1)(2)

The relocation of global supply chains into North America is already benefiting Mexico’s industrial real estate market, as evidenced by an acceleration of nearshoring gross absorption since 2019. With Mexico’s industrial real estate market being the largest in Latin America according to CBRE, and due to its strategic location in the North America cluster, we expect this nearshoring trend to continue, with a favorable impact over the real estate industry.

e-Commerce

Our logistics focused properties are state-of-the art and well positioned to capture key e-commerce functions. According to Statista, the size of the e-commerce market in Mexico is expected to reach US$42.2 billion by the end of 2023, with an expected growth in e-commerce sales revenue of 85% between 2021-2025, creating new opportunities in logistics, warehousing and delivery services. Retailers are increasingly shifting to shipping parcels versus pallets, maintaining high inventory levels, expanding product portfolio and investing in reverse logistics to handle returns. E-commerce sales reached 11% of all Mexican retail sales in 2022 according to Statista, which could be considered a low penetration when compared to other economies such as the United States (16%) and China (44%). We believe industrial GLA demand from e-commerce will grow over the next few years, with the largest metro areas (Mexico City, Guadalajara and Monterrey) benefitting the most.

Fully integrated and robust development platform allows Vesta to accelerate earnings and portfolio growth via owned land bank

We are a fully-integrated real estate company, actively engaging throughout the development process, from the search and acquisition of land, obtaining any necessary licenses, and conceptual design and development of our properties. We believe that our 25+ years of proven track record as a fully integrated and robust development platform, together with our disciplined approach towards design and construction and rigorous cost controls translate into robust value creation, increase in demand for our properties and increase in earnings metrics.

Historically, we have developed properties at an average Yield on Cost from 2020 to 2023 above 10.0%. In addition, we analyze the NOI of our entire portfolio of properties (including stabilized properties, construction in progress and vacant properties) in relation to their appraised value and believe that we generate strong value creation for our shareholders based on this analysis in relation to our Yield on Cost. The following graphs show our total shareholders return compared to certain REIT indexes:

Our strategic Land Reserves are well diversified across Mexico’s most dynamic industrial markets, and located within the same regions where we currently have our industrial properties, which are locations that we consider to be well-positioned to benefit from nearshoring and logistics trends in the near future, such as Monterrey, Tijuana, Guadalajara, Juarez, San Luis Potosí, Querétaro, San Miguel de Allende, Guanajuato and Mexico City.

Our fully integrated and robust development platform has allowed us to grow our basic earnings per share at a CAGR of 9.8% since 2012. Our total stockholder’s equity has increased 3.2x since 2012 growing at a CAGR of 12.2% from 2012 to 2022 and 12.8% from 2021 to 2022. In 2022 alone, we increased our Adjusted NOI by US$19.0 million compared to December 31, 2021, which represents an Adjusted NOI growth of 12.5%. During the nine months ended September 30, 2023, we increased our Adjusted NOI to US$149.2 million, which represents an Adjusted NOI growth of 18.8% compared to the nine months ended September 30, 2022.

High quality and diversified tenant base of predominantly U.S. and global clients paying U.S. dollar-denominated leases

We have a well-diversified tenant base and portfolio of leading Mexican companies and multinational, world-class, tenants under long-term contracts, including Nestlé, TPI, Safran, Nissan, MercadoLibre, Bombardier, The Home Depot, Coppel, Gates, Lear Corporation, among others. Our client portfolio is well-balanced between light-manufacturing (60.0% of GLA) and logistics (40.0% of GLA) and we maintain exposure to key light-manufacturing and productive industries in Mexico such as automotive, aerospace, food & beverage, energy, among others.

As of September 30, 2023, we had 192 tenants and 86.4% of our rental income in U.S. dollars with weighted average remaining lease term of 5.5 years. No tenant occupies more than 7.5% of our total GLA, with the top 10 tenants maintaining an average remaining lease term of 6.8 years. Our long-dated lease terms are key to securing stable cash flows and allow us to foster long-term partnerships with our tenants. The charts below indicate the breakdown of our top 10 tenants by GLA and our long-term lease maturity profile as of September 30, 2023:

Long-term maturity profile

(% of Occupied GLA, as of September 30, 2023)

4.8 yrs weighted average remaining le ase term[1]

86% rental revenues in USD

2.4%
12.1%
10.9%
13.6%
10.9%
11.0%
39.1%
2023
2024
2025
2026
2027
2028
>2029

(1) Weighted-average lease life of a contract.by total income

Seasoned management team focused on shareholder return and best-in-class corporate governance

We believe we are one of the only publicly listed pure-play industrial platforms, with a fully internalized management in Mexico. Our internal flat management structure and the equity participation of our management team aligns internal incentives with the interests of our stakeholders, resulting in long-term value creation. Our executive chairman and other executive officers’ position in our equity, which represents approximately 5.6% of our outstanding capital stock as of September 30, 2023 ( % on an as adjusted basis after giving effect to this offering), represents a significant stake hold, while at the same time allows for significant liquidity of our shares (not in the possession of a control group).

Our management is comprised of a team with significant expertise in the Mexican industrial real estate market and a long tenure in the Company with an average of 9 years of experience with the Company. We have a highly professional and experienced team across all key areas of industrial real estate development and operations, including land selection, land and property acquisitions, design and engineering, development, government licensing and government relations, project management, marketing, sales and negotiation of contracts. This team possesses significant know-how in investing and operating industrial real estate companies and has a multidisciplinary track record of successfully deploying capital investments through development and acquisition of land for both single properties and portfolios.

Our Board of Directors currently consists of 10 members and their alternates, eight of whom are independent directors, well above the requirements of Mexican law, which supports our goal of improved governance and transparency to implement best practices. All board members are selected through a process that evaluates their expertise, experience and moral integrity. The experience gained from our partnership with institutional investors has also been a competitive advantage, attracting capital to create value.

Longstanding commitment to environmental, social and governance best practices

Our ongoing commitment to implement best practices and create sustainable spaces within our own and our clients’ operations is an integral component of our long-term strategy for success. We contribute to our clients’ and suppliers’ competitiveness and society’s well-being, while seeking to minimize our environmental impact and related climate change risks. Operationally, we continue to improve relevant KPIs such as LEED Certification, having closed 2022 with six new LEED certified buildings.

Our 2025 ESG goals include:

·	Governance and integrity: (i) 100.0% of investment decisions under responsible investment guidelines, including the United Nations Principles for Responsible Investments (“UN PRI”), (ii) establish ESG commitments with 35% of our total supply chain, and (iii) additional women as permanent members of our Board of Directors, consistent with global trends;

·	Social: (i) achieve strategic alliances for our ESG projects (for example, with local communities and other private organizations), consisting of increasing the total impact of the initiatives, both in terms of people and size of projects, (ii) firm-wide continuous training in ESG practices, and (iii) reduce salary gender gap, primarily at the management level; and

·	Environment: (i) reduce carbon footprint and water consumption in areas of real estate development managed or to be managed by Vesta, (ii) increase waste recycled by Vesta, (iii) identify all physical and transitional risks of our portfolio and operations to determine mitigation and prevention actions, and (iv) increase the percentage of our GLA to have green certifications, such as LEED, BOMA and EDGE.

We are committed to continue our efforts to promote ESG practices. Our goal is to manage our properties in shared responsibility with our stakeholders, tenants and suppliers. We have created ESG-linked indicators to measure our progress on various fronts, including implementation of green clauses, and evaluation of environmental and social impacts of operations. Vesta is one of the few real-estate companies in Latin America to issue a sustainability-linked bond.

As a result of our commitment to ESG, our efforts have been recognized by S&P Yearbook 2023, 2023 Bloomberg Gender-Equality Index (GEI) and GRESB, among others. Since 2013 we have published an annual sustainability report assessing our ESG progress, which we will continue disclosing as a means to provide visibility to the market in respect of our ESG efforts.

For more information, see “Business¾ Environmental, Social and Governance Matters.”

Our strategy

Our primary business objective is to continue to grow our business as a sustainably operated, world-class, fully-integrated, industrial real estate company. Based on our Level 3 Strategy, we will continue to implement the following strategies which we believe will enhance our business and strengthen our competitive advantages.

Manage, maintain and improve current portfolio

We strive to remain a benchmark in Mexico’s real-estate industry through efficient and effective management, and maintenance and improvement of our current portfolio. We believe that our real-estate solutions are developed with the highest standards of quality, market know-how and client needs, and eco-efficiency, thus supporting our clients’ sustainable development and requirements, and generating economic value. We are committed to offering our clients an efficient, top-quality, service, supported by a dedicated and specialized team that provides personalized attention. We strive for continuous improvement through a quality management system based on ISO-9001:2015 and which is grounded in our quality framework.

Invest and divest for continuous value creation

To continue strengthening our portfolio, we seek to identify clusters, industries or companies that may require the construction of an industrial park or facility tailored to their needs. The following chart describes our portfolio growth and its estimated value creation.

Pipeline

Region	Vesta Park	Number of buildings	GLA mm SF	CAPEX US$ mm	Yield
Northwest	Mega Region (Tijuana)	2	0.5	23	12.3%
Northeast	Apodaca (Monterrey)	9	2.6	100	10.5%
	Juarez Oriente	5	1.2	55	11.7%
Bajio North	Guadalajara Phase 2	3	1.4	43	12.3%
	San Luis Potosi	3	0.7	25	11.1%
	Aguascalientes	1	0.2	13	10.7%
Bajio South	Queretaro	7	1.7	66	10.9%
	San Miguel de Allende	4	0.5	26	10.5%
	Puerto Interior (Silao)	2	0.4	15	10.5%
Central	Mexico City Parks	5	2.0	180	9.4%
Future projects		14	3.6	283	9.3%
Total Growth Program		**55**	**14.7**	**829[1]**	**10.3%**

Estimated Value Creation
(US$ mm)

445
1,047
Value Creation Ratio
1.4x
Total CAPEX
Value Creation

Incremental stabilized NOI: US$ 103 mm

Note: (: (1) Does not include US$102 mm of CAPEX from current projects. (2) Includes already deployed CAPEX.

Our parks are composed of state-of-the-art buildings designed for advanced light-manufacturing and/or logistics, which are strategically located within Mexico, providing access to ports, airports and highways. These full-service facilities are designed with core sustainability features, such as energy conservation, clean energy generation (including the use of 208 solar panels in our properties) and recycling. Initiated under our Level 3 Strategy, asset recycling has become an additional driver of value within our operations, by selling certain properties, capturing upside, and developing new state-of-the-art facilities according to our client’s needs. This strategy expands our sources of funding, lowers financing costs and optimizes our capital structure, as we leverage our existing development capabilities to recycle capital at attractive returns.

Continue to strengthen our balance sheet and expand our funding sources with prudent capital allocation poised for risk-adjusted growth

We will continue our efforts to optimize our capital structure, building upon our long-term debt with the goal of maintaining a stacked maturity profile with maturities greater than five years, and a sound liquidity position. As part of our Level 3 Strategy, we will continue strengthening our balance sheet to maintain and expand our various sources of funding, including through the incurrence of term loans and revolving facilities as well as bilateral secured lines of credit, in addition to issuances of international bonds and equity securities. Our general policy is to acquire land for the purpose of developing properties to generate income, but we may, from time to time, evaluate opportunities to sell assets for capital gain.

We have a thorough and disciplined approach to capital allocation. Our LTV stands at 25.8% as of September 30, 2023, which is well within our maximum LTV of 40.0%.

Our staggered and long tenor debt maturity schedule has 5.1 years maturity with a weighted average interest rate of 4.5% As of September 30, 2023, our Net Debt to Total Assets ratio was 0.1x with a Net Debt to Adjusted EBITDA of 3.3x. For more information, see “Summary Consolidated Financial Information and Operating Data¾Non-IFRS Financial Measures and Other Measures and Reconciliations¾Ratio Data.”

Debt Maturity Profile
(US$mm, as of September 30, 2023)
No major Upcoming
65
45
27
150
118
60
45
70
15
350
'23
'24
'25
'26
'27
'28
'29
'30
'31

Strengthen our organization to successfully execute our strategy

We aim to continuously strengthen our organization and improve our work culture. We are proud of our team and we value the diversity of our workforce, which we believe grows stronger every day. We have developed a core team that leverages on its experience to train our teams and provide for succession. Furthermore, we aim to build a place to work that is attractive to talented young professionals, we recognize the central role our employees play in our business and try to enrich our collective talent through committed, innovative people, offering them attractive working conditions.

2023 – 2025 Accelerated Growth Plan

To take advantage of the positive outlook of the industrial real estate market and the expected growth driven by nearshoring and e-commerce in the upcoming years, we have developed an accelerated growth plan from 2023 to 2025. We aim to develop 10.9 million square feet of GLA in the next 3 years, to reach a total GLA of 48.5 million square feet by 2025. We expect that the majority of this GLA will be developed using our current Land Reserves and will require an estimated total investment of US$1.0 billion, of which approximately US$738.7 million is planned to be invested in 2023 and 2024.

Our accelerated growth plan is focused on the same five regions where we currently operate with 3.5 million square feet in the Northeast region (32.1% of total growth plan), 2.3 million square feet in the Central region (21.2% of total growth plan), 2.1 million square feet in the Bajío-North region (19.4% of total growth plan), 0.8 million square feet in the Northwest region (7.4% of total growth plan), and 2.2 million square feet in the Bajío-South region (19.9% of total growth plan). The following chart includes a summary of the GLA of our current portfolio of industrial properties, our projects under construction and our growth plan by region:

Vesta Accelerated Growth Plan (2023-2025)

(millions of square feet of GLA)

Current Portfolio
(+) Under Construction
(+) Growth Plan(1)
2025
vesta
33.7
3.9
10.9
48.5
Current Portfolio
(+) Under Construction
(+) Growth Plan(1)
2025
Bajio South
9.3
0.4
2.2
11.9
Northeast
3.9
1.6
3.5
9.0
Bajio North
6.9
1.4
2.1
10.4
Central
7.2
0.0
2.3
9.5
Northwest
6.4
0.5
0.8
7.7

Note: (1) Does not include US$102 mm of CAPEX from current projects.

Additionally, with our growth plan, we also plan to increase our development pipeline by growing our capital expenditures by approximately US$950 million in the next three years, including US$195.7 million spent during the nine months ended September 30, 2023. The following chart includes a summary of our projected capital expenditures in the next three years:

We believe our accelerated growth plan will be key to ensure Vesta is well positioned to take advantage of the favorable market fundamentals and capture growth driven by nearshoring and e-commerce in the upcoming years, and ultimately create value to our shareholders.

Our Corporate Structure

The following chart shows our simplified corporate structure, reflecting our main subsidiaries, as of the date of this prospectus:

The remaining 0.01% of QVC is owned by QVC II, and the remaining 0.01% of all other subsidiaries is owned by QVC.

As of the date of this prospectus, our significant subsidiaries are QVC, QVC II and VBC, all of which were incorporated in Mexico and are majority-owned by the Company.

Our Portfolio

The following chart presents a summary of our real estate portfolio by key market penetration according to CBRE:

All of our ownership rights with respect to our properties are in fee simple form, except for the plots of land where the Querétaro Aerospace Park and Douki Seisan Park were constructed. For more information, see “--Our Parks-to-Suit Projects--Querétaro Aerospace Park” and “--Douki Seisan Park.” None of our projects are subject to encumbrances different from customary rights of way granted to utility suppliers.

Summary of Risk Factors

An investment in our common shares and ADSs is subject to a number of risks, including risks related to our business, risks related to Mexico and risks related to our ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

·	The success of our business depends on general economic conditions and prevailing conditions in the real estate industry. Accordingly, any economic slowdown or downturn in real estate asset values or leasing activity may have a material adverse effect on our business, financial condition, results of operations and prospects and/or the liquidity or trading price of our ADSs.

·	The volatility of the financial markets may adversely affect our financial condition and/or results of operations.

·	Real estate investments are not as liquid as certain other types of assets, which may adversely affect our financial conditions and results of operations.

·	Investments in real estate properties are subject to risks that could adversely affect our business.

·	We are dependent on our tenants for a substantial portion of our revenues and our business would be materially and adversely affected if a significant number of our tenants, or any of our major tenants, were to default on their obligations under their leases.

·	We derive a significant portion of our rental income from a limited number of customers.

·	Our clients operate in certain specific industrial sectors in Mexico, and our business may be adversely affected by an economic downturn in any of those sectors.

·	An increase in competition could lead to lower occupancy rates and rental income and could result in fewer investment opportunities.

·	We may not be successful in executing on our accelerated growth strategy if we are unable to make acquisitions of land or properties.

·	We are dependent on our ability to raise capital through financial markets, divestitures or other sources to meet our future growth expectations.

·	We are subject to risks related to the development of new properties, including due to an increase in construction costs and supply chain issues.

·	Our business and operations could suffer in the event of system failures or cyber security attacks.

Risks Related to Mexico

·	Adverse economic conditions in Mexico may have a negative impact on our financial condition and/or results of operations.

·	Political and social developments in Mexico as well as changes in Federal Governmental policies could have a negative impact on our business and results of operations.

·	Legislative or regulatory action with respect to tax laws and regulations could adversely affect us.

·	Developments in the U.S. and other countries may adversely affect Mexico’s economy, our business, financial condition and/or results of operations, and the market price of our ADSs.

·	Mexico is an emerging market economy, with risks to our results of operations and financial condition.

·	Changes in exchange rates between the peso and the U.S. dollar or other currencies may adversely affect our financial condition and/or results of operations.

Risks Related to Our ADSs

·	The price of our ADSs or common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or common shares at or above the offering price.

·	Our bylaws contain restrictions on certain transfers of common shares and the execution of shareholders agreements, which could impede the ability of holders of ADSs to benefit from a change in control or to change our management and Board of Directors.

·	You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

·	The relative volatility and illiquidity of the Mexican securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

·	Sales of our ADSs or common shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.

·	We are subject to different disclosure and accounting standards than companies in other countries.

·	If we issue or sell additional equity securities in the future, we may suffer dilution and the trading prices for our securities may decline.

·	The payment and amount of dividends are subject to the determination of our shareholders.

·	As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. registrants and non-emerging growth companies.

·	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

·	As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.

·	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or our ADSs.

The Offering

The following is a brief summary of the terms of the offering. This summary is not complete and does not contain all the information you should consider before investing in our common shares and ADSs. You should carefully read this entire prospectus before investing in our common shares and ADSs, including “Risk Factors” and our financial statements. For a more complete description of our common shares and ADSs, see “Description of Capital Stock and Bylaws” and “Description of American Depositary Shares” in this prospectus.

Issuer	Corporación Inmobiliaria Vesta, S.A.B. de C.V.

Offering	We are offering common shares represented by ADSs in the United States and other countries outside of Mexico.

Public offering price	US$ per ADS.

Underwriters	Barclays Capital Inc.
Common shares outstanding before and after the offering

As of the date of this prospectus, our share capital consists of an aggregate of common shares outstanding.

Immediately after the offering, we will have an aggregate of common shares outstanding, including common shares represented by ADSs.

ADSs	Each ADS represents 10 common shares. The ADSs will be issued under a deposit agreement among us, Citibank, N.A., as depositary, and the registered holders, indirect holders and beneficial owners from time to time of ADSs issued thereunder.

Use of proceeds	We estimate that the net proceeds that we will receive in the offering will be approximately US$ million from our sale of common shares in the offering, after the underwriting commissions and estimated offering expenses payable by us, based on an assumed public offering price of US$ per ADS, the last reported sale price of our ADSs on the NYSE on , 2023. We intend to use the net proceeds of the offering to fund our growth strategy including an estimate of 30% to 40% of the net proceeds of the offering for the acquisition of land or properties and related infrastructure investments, and an estimate of 60% to 70% for the development of industrial buildings. See “Use of Proceeds.”

Corporate approvals	The issuance and placement of the ADSs was approved by our general extraordinary shareholders’ meeting held on March 30, 2023.

Listing and registry	Our ADSs are listed on the NYSE under the symbol “VTMX”. Our common shares are registered with the RNV and listed on the BMV under the symbol “VESTA.” We have applied to update the register of the common shares in the RNV maintained by the CNBV.

Voting rights of ADSs	Holders of ADSs may instruct the depositary to vote the number of deposited common shares their ADSs represent. See, “Description of American Depositary Shares—Voting Rights.” Each common share will be entitled to one vote. Common shares may be voted as each holder thereof deems appropriate. See “Description of Capital Stock and Bylaws—Description of Bylaws—Shareholders’ Meetings and Voting Rights.”

Ownership limitations	Subject to certain exceptions, our bylaws provide that (i) any acquisition of common shares (or any instrument representing common shares, including ADSs) that would result in the beneficial ownership of 9.5% or more of our capital stock, or any multiple thereof, by a person or group of persons, directly or indirectly, (ii) any agreement providing for the establishment or adoption of a vote pooling mechanism, or an arrangement to vote as a group or in concert, or which would result in the beneficial ownership, of 20.0% or more of our capital stock or in a change of control (as defined in “Description of Capital Stock and Bylaws—Change of Control”) of our Company (as measured by votes that may be cast, pursuant to an agreement between shareholders or directly, or as a result of direct or indirect ownership), or (iii) any direct or indirect acquisition of common shares (or any instrument representing common shares, including ADSs) by a competitor that would result in such competitor holding 9.5% or more of our capital stock, must be previously approved in writing by our Board of Directors. Our Board of Directors must approve or disapprove the transaction within 90 days from the receipt of notice thereof, provided it has received all the information that is necessary to make a determination. See “Description of Capital Stock and Bylaws——Description of Bylaws—Restrictions on Certain Transfers.”

Depositary	Citibank, N.A.

Dividends

A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount and payment of dividends, based on the annual recommendation from our board of directors. Under Mexican law, dividends may only be paid (i) from retained earnings included in consolidated financial statements that have been approved at a company’s shareholders’ meeting, (ii) if all losses for prior fiscal years have been recovered, and (iii) if we have increased our legal reserve by at least 5.0% of our annual net profits until such reserve reaches 20.0% of our capital stock.

On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. See “Dividends and Dividend Policy.”

Taxation

Under the current Mexican Income Tax Law, dividends paid to International Holders (as defined in “Taxation—Certain Mexican Federal Income Tax Considerations”) of our ADSs should be subject to a 10.0% withholding income tax. The applicable income tax withholding would be made by the Mexican broker-dealer or other Mexican financial institution acting as custodian for our common shares in Mexico, if the dividend payment is made by us to the Mexican custodian for subsequent distribution to the holder of ADSs.

Gains on the sale or other disposition of ADSs by International Holders are exempt from income tax in Mexico, if (i) the transaction is conducted through a recognized stock exchange as defined under applicable Mexican law, such as the NYSE, (ii) as expected, our common shares underlying the ADSs remain registered with the RNV prior to the sale or disposition of the ADSs, and (iii) the International Holder is a resident, for tax purposes, of a country with which Mexico has entered into a treaty for the avoidance of double taxation that is in effect. See “Taxation— Certain Mexican Federal Income Tax Considerations” for more information about the Mexican federal income tax consequences of an investment in our ADSs.

Lock-up agreement	We, our executive officers and directors, representing % of our outstanding common shares prior to this offering, have agreed not to sell or transfer any of our common shares, ADSs, or any securities convertible into, or exchangeable for, exercisable for, or repayable with common shares or ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc. , in their sole discretion, may release the common shares subject to any of the lock-up agreements with the underwriters, in whole or in part at any time. See “Underwriting.”

Risk factors	See “Risk Factors” beginning on page 34 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares or the ADSs.

Summary Consolidated Financial Information and Operating Data

The following tables present our summary consolidated financial information and operating data as of the dates and for each of the periods indicated. The consolidated statement of financial position data as of September 30, 2023 and as of December 31, 2022 and 2021, and the consolidated statement of profit and other comprehensive income data for the nine-month periods ended September 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021 are derived from our financial statements appearing elsewhere in this prospectus, which were prepared in accordance with IFRS, as issued by the IASB.

The financial information in this prospectus has been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto, and the information contained under “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Consolidated Statements of Profit and Other Comprehensive Income (Loss) Data

	For the Three-Month Period Ended September 30,		For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2023	2022	2023	2022	2022	2021
	(millions of US$, except per share data)
Revenue:
Rental income	55.8	45.5	157.6	130.6	178.0	160.7
Management fees	0.6	—	0.9	—	—	0.1

Property operating costs related to properties that generated rental income	(4.4)	(2.3)	(10.3)	(6.1)	(8.9)	(8.5)
Property operating costs related to properties that did not generate rental income	(1.4)	(0.6)	(3.0)	(1.5)	(2.5)	(2.2)
General and administrative expenses	(7.3)	(5.9)	(22.3)	(18.5)	(24.4)	(21.4)

Interest income	4.4	1.4	5.5	1.5	2.6	0.1
Other income – net	1.7	0.3	2.4	0.6	1.0	-
Finance costs	(11.4)	(11.8)	(34.7)	(34.1)	(46.4)	(50.3)
Exchange gain (loss) – net	(2.2)	(0.9)	6.2	(0.3)	1.9	(1.1)
Gain on sale of investment property	—	—	—	5.0	5.0	14.0
Gain on revaluation of investment property	95.2	63.0	179.5	139.8	185.5	164.6
Profit before income taxes	131.0	88.7	281.8	217.0	291.8	256.0
Total income tax expense	(54.8)	(26.7)	(79.0)	(52.1)	(48.2)	(82.1)
Profit for the period	76.2	62.0	202.8	164.9	243.6	173.9
Other comprehensive income (loss) – net of tax:
Items that may be reclassified subsequently to profit – Fair value gain on derivative instruments	—	—	—	—	—	2.9
Exchange differences on translating other functional currency operations	2.8	0.3	9.4	3.0	8.9	(4.8)
Total other comprehensive income	2.8	0.3	9.4	3.0	8.9	(2.0)
Total comprehensive income for the period	79.0	62.3	212.2	168.0	252.5	172.0
Basic earnings per share	0.0928	0.0912	0.2777	0.2413	0.3569	0.2683
Diluted earnings per share	0.0914	0.0896	0.2734	0.2373	0.3509	0.2636

Consolidated Statements of Financial Position Data

	As of September 30,	As of December 31,
	2023	2022	2021
	(millions of US$)
Assets
Current assets:
Cash, cash equivalents and restricted cash	408.2	139.1	452.8
Recoverable taxes	31.3	30.1	19.4
Operating lease receivables	8.9	7.7	9.0
Prepaid expenses and advance payments	21.4	25.3	0.5
Total current assets	469.8	202.2	481.7
Non-current assets:
Investment property	3,112.8	2,738.5	2,263.2
Office furniture – Net	1.1	1.4	2.1
Right-of-use asset	0.9	1.4	1.3
Guarantee deposits made, restricted cash and others	9.8	9.6	11.5
Total non-current assets	3,124.6	2,750.9	2,278.2
Total assets	3,594.4	2,953.1	2,759.9

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	4.8	4.6	2.9
Leases payable – short term	0.6	0.6	0.5
Accrued interest	7.5	3.8	3.8
Accounts payable	17.0	16.6	3.0
Income tax payable	42.4	14.8	27.8
Accrued expenses and taxes	5.7	5.2	15.3
Dividends payable	30.3	14.4	13.9
Total current liabilities	108.3	60.0	67.2
Non-current liabilities:
Long-term debt	923.4	925.9	930.7
Leases payable – long term	0.4	0.9	0.9
Guarantee deposits received	22.7	18.3	15.9
Long-term account payable	7.7	7.9	—
Employee benefits	1.3	0.3	—
Deferred income tax	309.9	300.0	291.6
Total non-current liabilities	1,265.4	1,253.3	1,239.0
Total liabilities	1,373.7	1,313.3	1,306.2
Stockholders’ equity:
Capital stock	567.1	480.6	482.9
Additional paid-in capital	807.1	460.7	466.2
Retained earnings	875.9	733.4	547.2
Share-based payments reserve	2.0	6.0	7.1
Foreign currency translation	(31.4)	(40.9)	(49.8)
Total stockholders’ equity	2,220.7	1,639.8	1,453.6
Total liabilities and stockholders’ equity	3,594.4	2,953.1	2,759.9

Non-IFRS Financial Measures and Other Measures and Reconciliations

Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI

The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the period adjusted by (a) total income tax expense (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on sale of investment property, (g) gain on revaluation of investment property, (h) depreciation and (i) long-term incentive plan and equity plus during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

	For the Three-Month Period Ended September 30,		For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2023	2022	2023	2022	2022	2021
	(millions of US$)
Profit for the period	76.2	62.0	202.8	164.9	243.6	173.9
(+) Total income tax expense	54.8	26.7	79.0	52.1	48.2	82.1
(-) Interest income	4.4	1.4	5.5	1.5	2.6	0.1
(-) Other income – net(1)	1.7	0.3	2.4	0.6	1.0	—
(+) Finance costs	11.4	11.8	34.7	34.1	46.4	50.3
(-) Exchange gain (loss) - net	(2.2)	(0.9)	6.2	(0.3)	1.9	1.1
(-) Gain on sale of investment property	—	—	—	5.0	5.0	14.0
(-) Gain on revaluation of investment property	95.2	63.0	179.5	139.8	185.5	164.6
(+) Depreciation	0.2	0.3	1.0	1.1	1.5	1.6
(+) Long-term incentive plan and Equity plus	1.8	1.6	6.3	5.0	6.7	5.6
Adjusted EBITDA	45.3	38.6	130.2	110.6	150.4	133.6
(+) General and administrative expenses	7.3	5.9	22.3	18.5	24.4	21.4
(-) Long-term incentive plan and Equity plus	1.8	1.6	6.3	5.0	6.7	5.6
NOI	50.8	42.9	146.2	124.1	168.1	149.4
(+) Property operating costs related to properties that did not generate rental income	1.4	0.6	3.0	1.5	2.5	2.2
Adjusted NOI	52.2	43.5	149.2	125.6	170.6	151.6

_________________

(1)	Includes other income and expenses unrelated to our operations, such as excess electricity sales and sales of office equipment.

Reconciliation of FFO and Vesta FFO

The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

We compute FFO and Vesta FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see note 11.5 to our audited consolidated financial statements.

	For the Three -Month Period Ended September 30,
	2023	2022	2023 (per share)	2022 (per share)
	(millions of US$)
Profit for the period	76.2	62.0	0.0928	0.0912
(-) Gain on sale of investment property	—	—	0.0000	0.0000
(-) Gain on revaluation of investment property	95.2	63.0	0.1159	0.0927
FFO	(19.0)	(1.0)	(0.0231)	(0.0015)
(-) Exchange gain (loss) – net	(2.2)	(0.9)	(0.0027)	(0.0013)
(-) Other income – net(1)	1.7	0.3	0.0021	0.0004
(-) Interest income	4.4	1.4	0.0054	0.0021
(+) Total income tax expense	54.8	26.7	0.0667	0.0393
(+) Depreciation	0.2	0.3	0.0002	0.0004
(+) Long-term incentive plan and Equity plus	1.8	1.6	0.0022	0.0024
Vesta FFO	33.9	26.8	0.0413	0.0394

	For the Nine -Month Period Ended September 30,
	2023	2022	2023 (per share)	2022 (per share)
	(millions of US$)
Profit for the period	202.8	164.9	0.2777	0.2412
(-) Gain on sale of investment property	—	5.0	0.0000	0.0073
(-) Gain on revaluation of investment property	179.5	139.8	0.2458	0.2045
FFO	23.3	20.1	0.0319	0.0294
(-) Exchange gain (loss) – net	6.2	(0.3)	0.0085	(0.0004)
(-) Other income – net(1)	2.4	0.6	0.0033	0.0009
(-) Interest income	5.5	1.5	0.0075	0.0022
(+) Total income tax expense	79.0	52.1	0.1082	0.0762
(+) Depreciation	1.0	1.1	0.0014	0.0016
(+) Long-term incentive plan and Equity plus	6.3	5.0	0.0086	0.0073
Vesta FFO	95.5	76.5	0.1308	0.1119

_________________

(1)	Includes other income and expenses unrelated to our operations, such as excess energy sales, other administration services and sales of office equipment.

	For the Year Ended December 31,
	2022	2021	2022 (per share)	2021 (per share)
	(millions of US$)
Profit for the period	243.6	173.9	0.3568	0.2682
(-) Gain on sale of investment property	5.0	14.0	0.0073	0.0216
(-) Gain on revaluation of investment property	185.5	164.6	0.2717	0.2538
FFO	53.1	(4.7)	0.0778	(0.0072)
(-) Exchange gain (loss) – net	1.9	(1.1)	0.0028	(0.0017)
(-) Other income – net(1)	1.0	—	0.0015	0.0000
(-) Interest income	2.6	0.1	0.0038	0.0002
(+) Total income tax expense	48.2	82.1	0.0706	0.1266
(+) Depreciation	1.5	1.6	0.0022	0.0025
(+) Long-term incentive plan and Equity plus	6.7	5.6	0.0098	0.0086
Vesta FFO	104.0	85.6	0.1523	0.1320

_________________

(1)	Includes other income and expenses unrelated to our operations, such as excess electricity sales and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

Ratio Data

	As of September 30,		As of December 31,
	2023		2022		2021

Net Debt to Total Assets(1)	0.1	x	0.3	x	0.2	x
Net Debt to Adjusted EBITDA(2)	3.3	x(3)	5.3	x	3.7x

_________________

(1)	Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.

(2)	Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.

(3)	Net Debt to Adjusted EBITDA as of September 30, 2023, is presented using Adjusted EBITDA as calculated based on a last twelve-months basis, which we calculate as Adjusted EBITDA for the nine-month period ended September 30, 2023, plus Adjusted EBITDA for the year ended December 31, 2022, less Adjusted EBITDA for the nine-month period ended September 30, 2022.

The following table reconciles net debt to total debt (which is comprised of the current portion of long-term debt, long-term debt and direct issuance cost), which are the most directly comparable financial measures calculated in accordance with IFRS:

	As of September 30,	As of December 31,
	2023	2022	2021
	(in millions of US$)
Total debt	937.2	940.6	943.5
Current portion of long-term debt	4.8	4.6	2.9
Long-term debt	923.4	925.9	930.7
Direct issuance cost	9.0	10.1	10.0
(-) Cash and cash equivalents	408.2	139.1	452.8
Net debt	529.0	801.5	490.8

Same-Store NOI Analysis

The following table shows the number of Same-Store Properties in our portfolio and the number of properties excluded as Same-Store Properties for the nine-month period ended September 30, 2023 and the years ended December 31, 2022 and 2021.

	As of September 30,	As of December 31,
	2023	2022	2021
	(number of properties)
Total properties	213	202	189
Same-Store Properties	193	189	185
Non-Same-Store Properties	20	13	4

We present Same-Store NOI. We determine our Same-Store Properties at the end of each reporting period. Our same store population includes properties that were owned and the comparable period and that have reported at least twelve months of consecutive stabilized operations. We define “stabilized operations” as properties that have reached GLA occupancy of 80.0% in relation to total GLA of such property or that have been completed for more than one year, whichever occurs first.

The Same-Store Properties population is adjusted to remove properties that were sold or entered development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2022 and for the period ended September 30, 2023 includes all properties that had reached twelve months of “stabilized operations” by August 31, 2022.

We calculate Same-Store NOI as rental income for the same store population less the related property operating costs related to properties that generated rental income. We evaluate the performance of the properties we own using a Same-Store NOI, and we believe that Same-Store NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period, thereby eliminating the effects of changes in the composition of our portfolio on performance measures.

When used in conjunction with IFRS financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making. A reconciliation of Same-Store NOI to Profit for the period, the most directly comparable IFRS financial measure, is as follows:

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2023	2022	2021
	(millions of US$)
Profit for the period	202.8	243.6	173.9
(+) Total income tax expense	79.0	48.2	82.1
(-) Interest income	5.5	2.6	0.1
(-) Other income – net(1)	2.4	1.0	—
(+) Finance costs	34.7	46.4	50.3
(-) Exchange gain (loss) - net	6.2	1.9	(1.1)
(-) Gain on sale of investment property	—	5.0	14.0
(-) Gain on revaluation of investment property	179.5	185.5	164.6
(+) General and administrative expenses	22.3	24.4	21.4
(+) Property operating costs related to properties that did not generate rental income	3.0	2.5	2.2
(+) Property operating costs related to properties that did generate rental income related to non-Same-Store Properties	2.7	0.1	0.6
(-) Management fees related to non Same-Store Properties	—	—	0.1
(-) Rental income related to non Same-Store Properties	10.7	12.4	7.7
Same-Store NOI	140.2	156.8	145.1

_________________

(1)	Includes other income and expenses unrelated to our operations, such as excess electricity sales and sales of office equipment.

Operating Data

The following table sets forth certain selected operating data relating to our business as of the dates and for each of the periods indicated:

	As of September 30,	As of December 31,
	2023	2022	2021
Total GLA (sq. feet)	36,905,960	33,714,370	31,081,746
Total GLA (sq. meters)	3,428,676	3,132,168	2,887,589
Stabilized occupancy rate(1)	97.3%	97.3%	94.3%

_________________

(1)	Stabilized occupancy rate refers to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.

Risk Factors

An investment in our common shares and ADSs involves a high degree of risk. You should carefully consider all of the information set forth in this prospectus, including the risks described below before making an investment decision in any of our common shares and ADSs. Our business, financial condition, results of operations and prospects could be materially and adversely affected by any or several of these risks. The trading price of our common shares and ADSs could decline as a result of the initial or continuing existence of any of these risks, and you may lose all or part of your investment or be unable to dispose of your common shares or ADSs as a result of a decrease in liquidity.

The risks described below are those that we currently believe may adversely affect us or the value of our common shares and ADSs.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company.

In general, investing in the securities of issuers in emerging market countries, such as Mexico, involves risks that are different from the risks associated with investing in the securities of U.S. companies.

For the purposes of this section, the indication that a risk, uncertainty or problem may or will have an “adverse effect on us” or will “adversely affect us” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition, results of operations and prospects and/or the liquidity or trading price of our ADSs and our common shares, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this “Risk Factors” section as having a similar meaning.

Risks Related to Our Business

The success of our business depends on general economic conditions and prevailing conditions in the real estate industry. Accordingly, any economic slowdown or downturn in real estate asset values or leasing activity may have a material adverse effect on our business, financial condition, results of operations and prospects and/or the liquidity or trading price of our ADSs.

Our business is closely tied to general economic conditions and the performance of the real estate industry. As a result, our financial and operating performance, the value of our real estate assets, our revenue stream and our ability to implement our business strategy may be affected by changes in national and regional economic conditions.

The performance of the real estate markets in which we operate tends to be cyclical and tied to the condition of the U.S. and Mexican economies and to investors’ perceptions regarding the global economic outlook. Fluctuations in nominal gross domestic product (“GDP”), increased inflation, rising interest rates, declining employment levels, declining levels of investments and economic activity, declining demand for real estate, declining real estate values and periods of general economic slowdown or recession, or perceptions that any of these events may occur or are occurring, have had a negative impact on the real estate market in the past and may adversely affect our future performance. In addition, the performance of the economies of the states in which we operate within Mexico may be dependent on or driven by one or more specific industries and by other factors affecting local economies. Other factors that may affect general economic conditions or local real estate conditions include: population and demographic trends, employment and personal income trends, income and other tax laws, changes in interest rates and availability and costs of financing, increased operating costs (including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents), changes in the price of oil, construction costs and weather-related events. Our ability to reconfigure rapidly our portfolio in response to changes in economic conditions is extremely limited.

In addition, some of our principal expenses, including the service of our debt, income and real estate taxes and operating and maintenance costs, do not decrease when market conditions are unfavorable. These factors may impair our ability to respond in a timely manner to downturns in the performance of our industrial properties and may have an adverse effect on business, financial condition, results of operations and prospects or the market price of our ADSs. We have experienced periods of economic slowdown or recession and declines in the demand for real estate and related services that have affected our results of operations in the past, including, in 2020 and 2021, as a result of the COVID-19 pandemic. Any recession and/or downturn in the real estate industry, which may affect us again in the future, could give rise to:

·	a general decline in the price of rents or less favorable terms for new leases or renewals;

·	the depreciation of the value of the properties in our portfolio;

·	increased vacancy rates or our inability to lease our properties on favorable conditions;

·	our inability to collect rents from our tenants;

·	reduced levels of demand for industrial space and industrial facilities, or changes in consumer preferences vis-à-vis our available properties;

·	an increased supply of industrial facilities or more suitable spaces in the markets in which we operate;

·	higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, reduced availability of financing on favorable terms and shortage of mortgage loans, lines of credit and other capital resources, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets or refinance our debt;

·	measures that limit our ability to develop acquired land pursuant to existing plans;

·	increased costs and expenses, including, among other things, for insurance, labor, energy, real estate appraisals, real estate taxes and compliance with applicable laws and regulations; and

·	the adoption of restrictive government policies or the imposition of limitations on our ability to pass on costs to our customers.

Furthermore, we expect that a limited number of financial institutions will hold all or most of our cash, including some institutions located in the United States. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. While the U.S. Federal Deposit Insurance Corporation provides deposit insurance of US$250,000 per depositor, per insured bank, the amounts that we have in deposits in U.S. banks far exceeds that insurance amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If economic and market conditions similar to those experienced between 2008 and 2010 or 2020 and 2021 were to return, our performance and profitability could deteriorate. In such event, we may not be able to comply with our financial covenants under our loan agreements and may be forced to seek waivers or amendments from our lenders or to refinance our indebtedness on terms that are consistent with our financial condition. No assurance can be given that we would be able to secure any such waiver or amendment on favorable terms or at all. In addition, if our business deteriorates, we may not have a level of liquidity sufficient to repay our debt at its maturity in the coming years, which would materially and adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.

The volatility of the financial markets may adversely affect our financial condition and/or results of operations.

The volatility of the financial markets may have a negative impact on the availability of credit generally and may lead to a further weakening of the Mexican, U.S., and global economies. Any disruption in the financial markets could materially impair the value of our real estate assets and our investments, have a negative impact on the availability of credit generally or on the terms (including as to maturity) on which we and our subsidiaries are or may be able to secure financing (including refinancing our indebtedness), impair our ability or the ability of our subsidiaries to make payments of principal and/or interest on our outstanding debt when due or to refinance that debt, or impair our clients’ ability to enter into new leases (including leases indexed to inflation or denominated in U.S. dollars) or meet their rent payment obligations under their existing leases.

In 2008 and 2009, the global financial markets experienced a crisis of unprecedented magnitude. This crisis severely affected the availability of financing and led to a significant increase in our borrowing costs. In some cases, existing sources of financing were no longer available or were not available in favorable terms. While financial markets have stabilized since then, we cannot predict whether they will destabilize in the future. This uncertainty may lead market participants to take a more conservative approach, which may in turn lead to decreased demand and price levels in the markets in which we operate. As a result of the above, we may not be able to recover the current carrying value of our properties, land or investments as a means to repay or refinance our indebtedness.

In addition, global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing war between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. The war between Russia and Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries mainly against Russia, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. The war is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in those countries. In addition, on October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

The market volatility experienced over the past several years has made the appraisal of our real estate assets more difficult. If we cannot identify suitable financing resources or if we are unable to refinance our existing indebtedness, we may be forced to sell some of our properties to fund our operations or to engage in forced restructurings with our creditors. The valuation and stability of the prices of our and our subsidiaries’ properties are subject to some level of uncertainty, which may result in the values of these properties being lower than expected. In addition, we may not be able to sell our properties in a timely manner as a result of a lack of a readily available market for our properties.

Real estate investments are not as liquid as certain other types of assets, which may adversely affect our financial conditions and results of operations.

Real estate investments are not as liquid as certain other types of investments and this lack of liquidity may limit our ability to react promptly to changes in economic or other conditions. Significant expenditures associated with real estate properties, such as indebtedness payments, real estate taxes, maintenance costs, and the costs of any required improvements, are generally not reduced when circumstances cause a reduction in income from the investments. We may dispose of certain properties that have been held for investment to generate liquidity. If we need to sell any of our properties to obtain liquidity, we may not be able to sell those properties at market prices, which could have a material adverse effect on our business, financial condition and/or result of operations. If we believe there is too much of a risk of incurring taxes on any taxable gains from the sale, or if market conditions are not attractive in the relevant regional market, we may not pursue those sales.

We may decide to sell properties to third parties to generate proceeds to fund other real estate projects that we deem as more attractive. Our ability to sell or contribute properties on advantageous terms is affected by: (i) competition from other owners of properties that are trying to dispose of their properties; (ii) economic and market conditions, including those affecting the different regions where we operate; and (iii) other factors beyond our control. We cannot assure you that future market conditions will not affect our real estate investments or our ability to sell our assets at a profit, in a timely manner or at all. If our competitors sell assets similar to assets we intend to divest in the same markets or at valuations below our valuations for comparable assets, we may be unable to divest our assets at favorable pricing or at all. The third parties who might acquire our properties may need to have access to debt and equity capital, in the private and public markets, in order to acquire properties from us. Should they have limited or no access to capital on favorable terms, then dispositions and contributions could be delayed.

If we do not have sufficient cash available to us through our operations, sales or contributions of properties or available credit facilities to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Those alternatives may include, without limitation, divesting properties at less than optimal terms, incurring debt, accessing other capital resources, entering into leases with new customers at lower rental rates or less than optimal terms or entering into lease renewals with our existing customers without an increase in rental rates. We may intend to seek financing from financial institutions but cannot assure you that we will be able to access these or other sources of capital. There can be no assurance that these alternative ways to increase our liquidity will be available to us. Our inability to raise additional capital on reasonably favorable terms may jeopardize our future growth and affect our financial condition and/or results of operations. Additionally, taking measures to increase our liquidity may adversely affect our business, and in particular, our distributable cash flow and debt covenants.

Investments in real estate properties are subject to risks that could adversely affect our business.

Investments in real estate properties are subject to varying degrees of risk. While we seek to minimize these risks through geographic diversification of our portfolio, diversification among industries, market research and tenant diversification, these risks cannot be eliminated. Factors that may affect real estate values and cash flows include:

·	local conditions, such as oversupply or a reduction in demand;

·	technological changes, such as reconfiguration of supply chains, robotics, 3D printing or other technologies;

·	the attractiveness and quality of our properties, and related services, to potential tenants and competition from other available properties;

·	increasing costs of maintaining, insuring, renovating and making improvements to our properties;

·	our ability to reposition our properties due to changes in the business and logistics needs of our customers;

·	our ability to lease properties at favorable rates, including periodic increases based on inflation or exchange rates, and control variable operating costs;

·	social problems, including safety, affecting certain regions;

·	governmental and environmental regulations and the associated potential liability under, and changes in, environmental, community rights, zoning, usage, tax, tariffs and other laws; and

·	reduction on the supply, price increases and other restrictions affecting the supply of key resources, such as water and electricity, may affect the construction industry and the operation of rental facilities in Mexico.

These factors may affect our ability to recover our investment in our properties and result in impairment charges.

We may not be successful in executing on our accelerated growth strategy if we are unable to make acquisitions of land or properties.

Our growth strategy includes the acquisition of individual properties or real estate portfolios when opportunities arise. Our ability to make acquisitions on favorable terms and to integrate them successfully into our existing operations is subject to various risks, including the risk that:

·	we may not be able to acquire desired properties, including other real estate developers and real estate investment funds, particularly in markets in which we do not currently operate;

·	we may need additional land bank to accelerate our portfolio growth and execute our growth strategy to meet our goals;

·	we may not be able to obtain financing for the relevant acquisition given our existing leverage position and increased interest rates;

·	the properties we acquire may not prove accretive to our results, or that we may not be able to successfully manage and lease those properties to meet our goals;

·	we may not be able to generate sufficient operating cash flows to make an acquisition;

·	we may need to spend additional amounts than budgeted to develop a property or make necessary improvements or renovations;

·	competition from other potential acquirors may significantly increase the purchase price of a desired property;

·	we may spend significant time and money on potential acquisitions that we are unable to make as a result of the lack of satisfaction of customary closing conditions included in the agreements for the acquisition of properties, including the satisfactory completion of due diligence investigations;

·	we may not be able to obtain any or all regulatory approvals necessary to complete the acquisition, including from the Mexican Antitrust Commission (Comisión Federal de Competencia Economica or “COFECE”);

·	the process of pursuing and consummating an acquisition may distract the attention of our senior management from our existing business operations;

·	we may experience delays (temporary or permanent) if there is public or government opposition to our activities; and

·	we may not be able to rapidly and efficiently integrate new acquisitions, especially acquisitions of real estate portfolios, to our existing operations.

We cannot assure you that we will be able to successfully manage all factors necessary to grow our business. If we are unable to find suitable acquisition targets, or if we find them and are unable to complete the acquisitions on favorable terms or to manage acquired properties to meet our goals, our business, financial condition, results of operations and prospects or the market price of our ADSs could be materially and adversely affected. In addition, we face risks arising from the acquisition of properties not yet fully developed or in need of substantial renovation or redevelopment, including, in particular, the risk that we overestimate the value of the property, the risk that the cost or time to complete the renovation or redevelopment will exceed our budget and the risk that the relevant location is never developed. Those delays or cost overruns may arise from:

·	shortages of materials or skilled labor;

·	a change in the scope of the original project;

·	the difficulty in obtaining necessary zoning, land-use, environmental, health & safety, building, occupancy, antitrust and other governmental permits;

·	economic or political conditions affecting the relevant location;

·	an increase in the cost of building materials and equipment;

·	the discovery of structural or other latent defects in the property once construction has commenced; and

·	delays in securing tenants.

Any failure to complete a development project in a timely manner and within budget or to lease the project after completion could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

Where opportunities arise, we may explore the acquisition of properties or real estate portfolios in markets within Mexico. Our ability to make acquisitions in new markets and to successfully integrate those acquisitions to our existing operations is subject to the same risks as our ability to do so in the markets in which we currently operate. In addition to these risks, we may not possess the same level of familiarity with the dynamics and market conditions of any new markets that we may enter, which could adversely affect our ability to expand into or operate in those markets and, consequently, our business, financial condition, results of operations and prospects or the market price of our ADSs. We may not be able to achieve the desired return on our investments in new markets. If we are unsuccessful at expanding into new markets, our business, financial condition, results of operations and prospects could adversely affected.

We are dependent on our tenants for a substantial portion of our revenues and our business would be materially and adversely affected if a significant number of our tenants, or any of our major tenants, were to default on their obligations under their leases.

A majority of our revenues consists of rental income received from our tenants at our industrial properties. Accordingly, our performance depends on our ability to collect rent payments from our tenants and on our tenants’ ability to make those payments. The revenues and financial resources available to service our debt and make distributions could be materially and adversely affected if a significant number of our tenants, or any of our major tenants, or tenants affected in certain geographic regions, were to postpone the commencement of their new leases, decline to extend or renew their existing leases upon expiration, default on their rent and maintenance-related payment obligations, close down or reduce the level of operations of their businesses, enter reorganization proceedings (concurso mercantil) or similar proceedings, or file for bankruptcy. Any of these events may be the result of various factors affecting our tenants. Any of these events could result in the suspension of the effects of each lease, the termination of the relevant lease and the loss of or a decrease in the rental income attributable to the suspended or terminated lease.

If upon expiration of a lease for any of our properties, a tenant does not renew its lease, we may not be able to re-rent the property to a new customer, may need to incur substantial capital expenditures to re-lease the relevant properties, or the terms of the renewal or new lease (including the cost of renovations for the customer) may be less favorable to us than current lease terms. If a significant number of tenants were to default on their obligations under their leases, we could experience delays and incur substantial expenses in enforcing our rights as landlord.

A general decline in the economy may result in a decline in demand for space at our properties. As a result, tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. Any such event could result in the termination of that tenant’s lease and losses to us, and funds available for distribution to investors may decrease. If tenants were unable to comply with the terms of their leases for any reason, including because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rent or smaller share of taxes, insurance and other operating costs. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a bankruptcy trustee or equivalent appointee in any bankruptcy proceeding relating to the tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. Bankruptcy laws in some instances may restrict the amount and recoverability of our claims against the tenant. A tenant’s default on its obligations to us could adversely affect our financial condition and the cash we have available for distribution.

We derive a significant portion of our rental income from a limited number of customers.

As of and for the nine-month period ended September 30, 2023, our 10 largest tenants accounted for approximately 25.4 % of our total GLA and approximately 28.6% of our rental income. As of such date, Nestlé was our largest customer in terms of leased GLA and rental income, representing 4.9 % and 5.4%, respectively, of our total leased GLA and our total rental income.

As of and for the years ended December 31, 2022 and 2021, our 10 largest tenants accounted for approximately 26.9% and 28.6% of our total GLA and approximately 30.5% and 30.6% of our rental income, respectively. As of these dates, Nestlé was our largest customer in terms of leased GLA, representing 5.3% and 5.8% of our GLA, respectively, while TPI was our largest customer in terms of rental income, representing 5.7% and 5.3% of our rental income, respectively.

If Nestlé and/or TPI, or any of our other principal tenants, were to terminate its leases or seek the restructuring of their leases as a result of any conditions affecting any of them, and we were unable to renew those leases on terms reasonably acceptable to these tenants or at all upon their expiration, our business, financial condition and results of operation or the market price of our ADSs could be materially and adversely affected. In addition, should any such tenant elect not to renew its leases upon their expiration, we could find it difficult and time-consuming to lease these properties to new customers. We cannot assure you that we would be able to re-lease any of these properties within a short period of time or at all, or that our results of operations would not be affected as a result of our inability to do so. Any delay in re-leasing these properties may affect our business, financial condition and results of operations or the market price of our ADSs.

In addition, if any of our principal tenants were to experience a downturn in business or a weakening of its financial condition, that tenant may not be able to meet its rent payment obligations when due or could default on its other obligations under its lease, either of which could have a material adverse effect on our business, financial condition and results of operations or the market price of our ADSs.

Our clients operate in certain specific industrial sectors in Mexico, and our business may be adversely affected by an economic downturn in any of those sectors.

Our clients operate in certain specific industrial sectors in Mexico. As of September 30, 2023, our tenant base in terms of leased GLA was comprised primarily of companies engaged in the automotive (33.0%), logistics (12.4%), food and beverage (9.3%), e-commerce (7.0%), aerospace (6.9%) and energy (3.6%) industries. As of December 31, 2022, our tenant base in terms of leased GLA was comprised primarily of companies engaged in the automotive (35.0%), logistics (12.1%), food and beverage (9.9%), aerospace (7.2%), e-commerce (7.9%) and energy industries (3.8%). Our exposure to these industries subjects us to the risk of economic downturns or other adverse events affecting these sectors. If any of these risks were to materialize, our business, financial condition and results of operations or the market price of our ADSs could be materially and adversely affected.

An increase in competition could lead to lower occupancy rates and rental income and could result in fewer investment opportunities.

Furthermore, we compete with a growing number of owners, developers and operators of industrial properties in Mexico, many of which offer products similar to ours. Some of our competitors may have significantly larger financial and other resources than ours and may be able or willing to undertake more risks than those we can prudently manage.

Our principal competitors include Prologis, CPA and Fibra Uno, which operate industrial properties in Mexico’s largest suburban markets, including the Mexico City metropolitan area, Toluca, Guadalajara and Monterrey. We also compete with Fibra Macquarie, Fibra Monterrey, Fibra Terrafina, Finsa and American Industries, which own a significant number of industrial properties along Mexico’s northern border, including in Tijuana, Ciudad Juárez, Reynosa and Monterrey. In addition, we face competition from major regional participants in each of our other markets.

Any future increase in competition could lead to a decrease in the number of investment opportunities available to us, to an increase in the bargaining power of prospective sellers of real estate assets or to an increase in the value of real estate assets that may be attractive to us. Moreover, financially stronger competitors may have more flexibility than we do to offer rent incentives in order to attract tenants. If our competitors offer space for lease at prices below the prevailing market prices or which are lower than the prices we currently charge to our tenants, we may lose existing or potential tenants and may be forced to reduce our prices or offer substantial rent abatements, improvements, early termination options or more favorable renewal terms in order to retain our tenants when their leases expire. In any such event, our business, financial condition, results of operations and prospects, the market price of our ADSs and/or our ability to make distributions to our shareholders may be materially and adversely affected.

We are dependent on our ability to raise capital through financial markets, divestitures or other sources to meet our future growth expectations.

We are dependent on our ability to secure financing, divest assets or access other capital resources to expand our real estate portfolio and meet our future growth expectations. We intend to seek financing from financial institutions but cannot assure you that we will be able to access these or other sources of capital. We also face the risk that the terms of available new financing may not be as favorable as the terms of our existing indebtedness, particularly if interest rates continue to rise in the future, and we may be forced to allocate a material portion of our operating cash flow to service our debt, which would reduce the amount of cash available to fund our operations and capital expenditures or future business opportunities or for other purposes.

In addition, our ability to raise capital through the issuance and sale of common shares to finance our future growth will depend in part on the prevailing market price for our common shares and ADSs, which depends on a number of market conditions and other factors that may vary from time to time, including:

·	the appetite of investors;

·	our financial performance and that of our tenants;

·	our ability to meet market expectations and the expectations of our investors with respect to our business;

·	the reports of financial analysts with respect to our business;

·	the prevailing economic, political and social environment in Mexico;

·	the condition of the capital markets, including changes in the prevailing interest rates for fixed-income securities;

·	the prevailing legal environment in Mexico with respect to the protection of minority shareholder interests;

·	distributions to our shareholders, which largely depend on our operating cash flows, which in turn are dependent on the increase of revenues from our developments and acquisitions, the increase of our rental income, and on committed projects and capital expenditures; and

·	other factors, such as changes in regulation (including, in particular, any changes in tax, labor and environmental regulation) or the adoption of other governmental or legislative measures affecting the real estate industry generally or us particularly.

Adverse changes in our credit ratings could impair our ability to obtain additional debt or equity financing on favorable terms, if at all. Our credit ratings are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analysis of us. Our credit ratings can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. There can be no assurance that we will be able to maintain our credit ratings. In the event our credit ratings deteriorate, it may be more difficult or expensive to obtain additional financing or refinance existing obligations or commitments. Also, a downgrade in our credit would trigger additional costs or other potentially negative consequences under our current and future credit facilities and debt instruments.

Our inability to raise additional capital on reasonably favorable terms may jeopardize our future growth and affect our business, financial condition, results of operations and prospects or the market price of our ADSs.

Our significant indebtedness may affect our cash flows and expose our properties to the risk of foreclosure.

Since 2012, we have grown our portfolio through the acquisition of raw land for the development of new industrial real estate properties. Historically, we have financed our acquisitions and real estate purchases with cash proceeds from secured loans and credit facilities that have been typically secured by a mortgage or similar interest on the relevant property. If we were to acquire stabilized portfolios in the future, we may continue to use this acquisition strategy and enter into similar secured loans. In addition, we have incurred unsecured debt to finance our development efforts. As of September 30, 2023, our total outstanding debt was US$937.2 million, of which US$287.2 million were secured loans. For more information on our existing indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

We may from time to time incur additional indebtedness to finance strategic acquisitions, investments or joint ventures, or for other purposes. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage, is required to be authorized by our shareholders. As of the date of this prospectus, our shareholders have increased the capped amount of indebtedness that we may incur to US$1.75 billion. If we incur additional indebtedness or renegotiate the terms of our existing loans and credit facilities, our financial obligations may increase significantly and our ability to service our debt may be adversely affected.

In addition, we may be subject to risks related to our financing in the form of debt instruments, including the risk that our cash flow may not be sufficient to meet our scheduled payments of principal and interest, the risk that we may be unable to refinance our debt (particularly as a result of our failure to renegotiate terms with large numbers of investors) and the risk that our level of indebtedness may increase our vulnerability to economic or industry downturns, placing us at a disadvantage compared to other competitors that are less leveraged. Our debt service obligations may also limit our flexibility to anticipate or react to changes in the real estate industry or the business environment generally, including by incurring additional debt to take advantage of attractive opportunities. Our failure to comply with the financial and other restrictive covenants in the agreements that govern our indebtedness would constitute an event of default that, unless cured or waived, would result in our failure to service our indebtedness and the foreclosure on the properties securing our obligations. Moreover, our reputation could be damaged and/or our business harmed if we are viewed as developing underperforming properties, suffer sustained losses on our investments, default on a significant level of loans or experience significant foreclosure of our properties. If any of these risks were to materialize, our business, financial condition and results of operations or the market price of our ADSs could be materially and adversely affected.

Moreover, if interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our business, financial condition, results of operations and prospects. From time to time, we manage our exposure to interest rate risk with interest rate hedge contracts that effectively fix or cap a portion of our variable rate debt. As of September 30, 2023 and December 31, 2022, all of our outstanding indebtedness bore fixed interest rates, and therefore none of our indebtedness was hedged with interest rate hedge contracts. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful. Our use of interest rate hedge contracts to manage risk associated with interest rate volatility may expose us to additional risks, including a risk that a counterparty to a hedge contract may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our business, financial condition, results of operations and prospects. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.

The agreements governing our existing indebtedness include financial and other covenants that impose limitations on our ability to pursue certain business opportunities or to take certain actions.

The agreements governing our existing indebtedness, or any future indebtedness we incur, include or are likely to include financial and other covenants that impose limitations on our ability to:

·	incur additional indebtedness;

·	repay our debts prior to their stated maturities;

·	make acquisitions or investments or take advantage of business opportunities;

·	create or incur additional liens;

·	divest assets when they are subject to collateral restrictions;

·	transfer or sell certain assets or merge or consolidate with other entities;

·	implement mergers, spin-offs or business reorganizations of our business;

·	enter into certain transactions with affiliates;

·	sell shares in our subsidiaries and/or enter into joint ventures; and

·	take certain other corporate actions that would otherwise be desirable.

These limitations may adversely affect our ability to finance our future operations, address our capital requirements or pursue available business opportunities. Our breach of any of these covenants would constitute an event of default that could give rise to the termination of the relevant agreement and the acceleration of our payment obligations. In such event, our lenders could declare immediately due and payable the outstanding principal amount of and accrued interest on our debt obligations and other fees, and could take collateral enforcement actions (including foreclosing on our assets). Any of these events could force us to enter reorganization proceedings or file for bankruptcy, which would materially and adversely affect our business and the price of our ADSs.

Our insurance coverage may not cover all the risks to which we may be exposed.

We carry insurance coverage including property damage resulting from certain perils, such as fire and additional perils and natural disasters. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties, business activities and markets. We believe our properties are adequately insured. Certain losses, however, including losses from floods, earthquakes, acts of war, acts of terrorism, riots, pandemics, pollution or environmental matters generally are not insured against or not fully insured against because it is not deemed economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and future revenues in these properties and could remain obligated under any recourse debt associated with the property.

Furthermore, we cannot be sure that the insurance companies will be able to continue to offer products with sufficient coverage at commercially reasonable rates. If we experience a loss that is uninsured or that exceeds insured limits with respect to one or more of our properties or if the insurance companies fail to meet their coverage commitments to us in the event of an insured loss, then we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties and, if there is recourse debt, then we would remain obligated for any financial obligations related to the properties. Any such losses or higher insurance costs could adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.

A number of our investments are located in areas in Mexico that are known to be subject to earthquake activity. We generally carry earthquake insurance on our properties located in areas historically subject to seismic activity, subject to coverage limitations and deductibles. In addition, under the agreements that govern our existing indebtedness, our lenders have the option to (i) allow us to use our insurance proceeds to rebuild the property that was damaged or destroyed or (ii) require us to allocate those insurance proceeds to the prepayment of all or a portion of the outstanding balance of the relevant loan, in this last case in an amount equal to the percentage of our portfolio accounted for by that property. In the latter event, we would not be able to use our insurance proceeds to rebuild or replace the property that was damaged or destroyed, or to offset the decrease in our rental income due to the suspension of operations at that property. We may not have available cash in an amount sufficient to rebuild or replace the relevant property and may not be able to secure additional financing, in which case our business, financial condition, results of operations and prospects or the market price of our ADSs would be materially and adversely affected.

Our tenants may default on their obligation to maintain insurance coverage.

Under the terms of our leases, our tenants are required to purchase and maintain general liability and renters insurance coverage. If our tenants default on these obligations, we will be forced to purchase insurance coverage in their stead and to pursue action to obtain reimbursement from those tenants. These unanticipated costs and expenses could have an adverse impact on our business, financial condition, results of operations and prospects.

In addition, if our tenants fail to maintain sufficient or adequate insurance, we may be held liable for losses otherwise attributable to those tenants or their businesses, which losses may not be covered by our own insurance policies. In the event of an occurrence at a property whose tenant has failed to purchase or maintain adequate insurance coverage or in respect of which we ourselves do not maintain insurance coverage, we may lose a significant portion of our capital investment in or our projected cash flows from that property while remaining obligated to service the debt for which that property served as collateral, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our leases include certain provisions that may prove unenforceable.

All of our leases are governed by Mexican law. While our leases provide that the tenant will not be entitled to rent withholding in the event of damage to or destruction of all or part of the relevant property (which are known as “hell or high water” provisions), under Mexican law the tenant will not accrue rent until repairs are made or may request a rent abatement equal to the percentage of the property that became damaged or destroyed. We cannot give you any assurance as to whether a Mexican court would uphold the relevant provisions of our leases or find them unenforceable. In the latter event, our rental income would decrease and our business, financial condition, results of operations and prospects could be adversely affected.

The value of our assets may suffer impairment losses that may adversely affect our results of operations.

We review the carrying amounts of our real estate assets on a regular basis to determine whether there is any indication that those assets have suffered an impairment loss. The determination as to the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead us to recognize an impairment loss. We determine the value of our real estate assets based on the net present value of our future rental income and other revenues from or charges against those assets, divided by a discount rate that is based on our weighted average cost of capital. That discount rate may vary as a result of changes in interest rates and other market conditions over which have no control. The higher the discount rate, the lower the value of our assets. In the nine-month periods ended September 30, 2023 and 2022, we recognized a gain on the revaluation of our properties of US$179.5 million and US$139.8 million, respectively, with the increase due primarily to a larger number of properties in our portfolio. In 2022 and 2021 we recognized a gain on the revaluation of our properties of US$185.5 million and US$164.7 million, respectively.

If we determine that an impairment loss has occurred, we will adjust the net carrying value of the relevant property to account for that loss, which may materially and adversely affect the collateral provided to creditors (thereby requiring additional collateral to be provided) or our results of operations for the relevant reporting period, the market price of our ADSs and our business, financial condition, results of operations and prospects.

We are subject to risks related to the development of new properties, including due to an increase in construction costs and supply chain issues.

We are subject to risks related to our development and leasing activities that may adversely affect our results of operations and available cash flows, including, among others, the risk that:

·	we may not be able to lease space in our new properties at profitable prices;

·	we may abandon development opportunities and fail to capitalize on our investments in research and valuation in connection with those opportunities;

·	we may not be able to obtain or may experience delays in obtaining all of the requisite zoning, building, occupancy and other governmental permits and authorizations;

·	the feasibility studies for the development of new properties may prove incorrect once the development has commenced;

·	our business activities may not be as profitable as expected as a result of increased costs of Land Reserves;

·	actual costs of construction of a project may exceed our original estimates or the construction may not be completed on schedule, for example, as a result of delays attributable to contractual defaults, local climate conditions, nationwide or local strikes by construction workers or shortages of construction materials or electric power or fuel for our equipment, any of which would render the project less profitable or unprofitable;

·	we may be forced to incur additional costs to correct defects in construction design or that are demanded by our tenants; and

·	we may be held jointly liable for any underlying soil contamination on any of our properties with the party that caused that contamination, even if that contamination was not identifiable by us.

Any of these risks could give rise to material unanticipated delays or expenses and could in certain circumstances prevent the completion of our development or renovation projects once they have commenced, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

We or our third-party providers may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.

We and our third-party providers of goods and services, as applicable, are subject to numerous governmental and local regulations and require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third- party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to those approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals, which became increasingly common since the COVID-19 pandemic due to closures and/or reduced operations of public offices.

The implementation of new laws and regulations on environmental protection, health and safety-related matters in the jurisdictions in which we operate or in the jurisdictions from which our third-party providers of goods and services source their deliverables to us, may create stricter requirements to comply with, including requirements relating to the demands of communities where the real estate is located. This could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our properties, industrial parks, or projects in construction or any relevant component thereof, which could affect the general operation of these locations or our compliance with any leases at those locations, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

While we have not been subjected in the past to material civil, regulatory or criminal penalties resulting from untimely compliance or non-compliance with applicable laws and regulations, we could be subjected to civil, regulatory and criminal penalties that could materially and adversely affect the continued operation of our businesses, including: loss of required licenses to operate one or more of our locations, potential breach of our obligations under our lease agreements, significant fines or monetary penalties, or closing of our locations as a preventative measure. In addition, changes in these laws and regulations may restrict our existing operations, limit the expansion of our business and require operating changes that may be difficult or costly to implement.

Our operations are subject to a large number of environmental laws and regulations, and our failure to comply with any such laws and regulations may give rise to liability and result in significant additional costs and expenses, which may materially and adversely affect our financial condition.

Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment and the use of natural resources. The Federal Government has implemented an environmental protection program through the enactment of numerous environmental regulations, rules and official standards on matters such as ecological planning, environmental risk and impact assessment, artificial light pollution, and noise pollution, disposal of hazardous materials or pollutants, natural protected areas, flora and fauna protection, conservation and rational use of natural resources, and soil pollution, among others. Mexican federal and local authorities, including the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales), the Attorney General’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente), the National Water Commission (Comisión Nacional del Agua) and state and municipal governments have the power to bring civil, environmental, administrative and criminal actions for the violation of environmental laws and regulations, including the power to shut down non-compliant properties.

We anticipate that the regulation of our business operations under Mexican federal, state and local environmental laws will increase and become more stringent over time. We cannot predict the effect that the enactment of additional environmental laws, regulations or official standards would have on our cash flows, costs for compliance, capital requirements or liabilities relating to damages claims, business, financial condition, results of operations and prospects or the market price of our ADSs.

In addition, under Mexican environmental laws and regulations we are jointly and severally liable with our tenants for the costs of remediation of soil pollution, even if the pollution was caused by the tenant. While our leases provide that the tenant is liable for the cost of any remediation actions, we can give no assurance that tenants would meet their obligations. If any of our tenants were to pollute the soil of our properties and fail to take remediation action or pay for the cost thereof, we would be required to undertake the remediation ourselves and could be held liable for any damages, which could materially and adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.

Under the Mexican Ley General de Cambio Climático (General Law on Climate Change), and the regulations thereunder, we are subject to various environmental obligations, which may impact our financial performance. In addition, Mexico enacted legislation that allows class action lawsuits related to environmental liabilities. Under such legislation, we may be subject to class action lawsuits that may impact our financial condition, or that may otherwise have a material adverse effect on us or our properties. Additionally, requirements and efforts to address climate change through federal, state, regional and international laws requiring the reductions in greenhouse gas emissions, or GHG emissions, may lead to economic risks and uncertainty for our business. These risks could include costs to process and obtain permits, additional taxes, as well as of the installation of equipment necessary to reduce emissions to meet new GHG limits or other required technology standards. Given the uncertain nature of current and future legal and regulatory requirements for GHG emissions at the federal, state, regional, and international levels, it is not possible to predict the impact on operations or financial position, or to make reasonable forecasts of potential costs that may result from those requirements.

We are exposed to the potential impacts of future climate change and could be required to implement new or stricter regulations, which may result in unanticipated losses that could affect our business and financial condition.

We are exposed to potential physical risks from possible future changes in climate. Our properties may be exposed to rare catastrophic weather events, such as severe storms, drought, earthquakes, floods, wildfires or other extreme weather events. If the frequency of extreme weather events increases, our exposure to these events could increase and could impact our tenants’ operations and their ability to pay rent. We carry comprehensive insurance coverage to mitigate our casualty risk, in amounts and of a kind that we believe are appropriate for the markets where each of our properties and their business operations are located given climate change risk.

We may be adversely impacted as a real estate owner, manager and developer in the future by potential impacts to the supply chain or stricter energy efficiency standards or greenhouse gas regulations for the commercial building sectors. Compliance with new laws or regulations relating to climate change, including compliance with “green” building codes, may require us to make improvements to our existing properties or result in increased operating costs that we may not be able to effectively pass on to our tenants. Any such laws or regulations could also impose substantial costs on our tenants, thereby impacting the financial condition of our tenants and their ability to meet their lease obligations and to lease or re-lease our properties. We cannot give any assurance that other such conditions do not exist or may not arise in the future. The potential impacts of future climate change on our real estate properties could adversely affect our ability to lease, develop or sell those properties or to borrow using those properties as collateral and may impact our business, financial condition, results of operations and prospects or the market price of our ADSs.

In addition to the risks identified above arising from actual or potential statutory and regulatory controls, severe weather, rising seas, higher temperatures and other effects that may be attributable to climate change may impact any manufacturing sector in terms of direct costs (e.g., property damage and disruption to operations) and indirect costs (e.g., disruption to customers and suppliers and higher insurance premiums). To the extent that those conditions negatively affect our operations, they could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

Our real estate assets may be subject to expropriation and dispossession by the Mexican government for reasons of public interest and other reasons.

Pursuant to the Mexican Constitution, the Mexican government is entitled to expropriate private property for reasons of public interest under certain circumstances. Under Mexican law, the government would be required to indemnify the owner of the property. However, the amount of that indemnification may be less than the market value of the property and payment may not be received until after a significant period of time, as no timing is specified, under applicable law, for the payment of that indemnification. In the event of expropriation of any of our properties, we may lose all or part of our investment in that property, which would adversely affect our expected returns on that investment and, accordingly, our business, financial condition, results of operations and prospects or the market price of our ADSs.

Pursuant to the Mexican National Law on Asset Forfeiture (Ley Nacional de Extinción de Dominio), we may be dispossessed of our properties by the Mexican government, declared by a judicial authority, without any consideration or compensation, if our tenants engage in certain criminal activities within our properties. Although most of our leases include representations and warranties concerning our tenants’ activities within our properties, if such tenants engage in any illegal activities, we may still be subject to dispossession of any of our properties by the Mexican government, and, in that case, we may lose all or part of our investment in that property, which would adversely affect our expected returns on that investment and, accordingly, our business, financial condition, results of operations and prospects or the market price of our ADSs.

We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation.

From time to time, we are or may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. See “Business—Legal Proceedings.” We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations, and any violation of any such laws or regulations could have a material adverse impact on our reputation, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations in Mexico, in the United States and abroad, including (but not limited to) the Foreign Corrupt Practices Act and similar laws and regulations.

Although we have implemented policies and procedures, which include training certain groups of our employees, seeking to ensure compliance with anti-corruption and related laws, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities in Mexico have the power and authority to investigate us and, if necessary, impose fines, penalties and remedies, which could cause us to lose clients, suppliers and access to debt and capital markets. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust and international trade laws or regulations could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

We may acquire properties and companies that involve risks that could adversely affect our business and financial condition.

We have acquired properties and will continue to acquire properties through the direct acquisition of real estate or the acquisition of entities that own real estate. The acquisition of properties involves risks, including the risk that the acquired property will not perform as anticipated, that any actual costs for rehabilitation, repositioning, renovation and improvements identified in the pre-acquisition due diligence process will exceed estimates, or that any such contingencies are not indemnifiable. When we acquire properties, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. Additionally, there is, and it is expected there will continue to be, significant competition for properties that meet our investment criteria as well as risks associated with obtaining financing for acquisition activities. The acquired properties or entities may be subject to liabilities, including tax liabilities, which may be without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based on our new ownership of any of these entities or properties, then we may have to pay substantial sums to settle it.

We may be unable to integrate the operations of newly acquired companies and realize the anticipated synergies and other benefits or do so within the anticipated timeframe. Potential difficulties we may encounter in the integration process include: (i) the inability to dispose of assets or operations that are outside of our area of expertise; (ii) potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with these transactions; and (iii) performance shortfalls as a result of the diversion of management’s attention caused by completing these transactions and integrating the companies’ operations.

Delays or an increase in costs in the construction of new buildings or improvements could have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs, including due to supply chain issues.

Delays or an increase in costs in the construction of new buildings or improvements to our existing properties could have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs. The engineering, design and construction phases of new projects typically require six to seven months, and improvements to existing properties typically require one to three months. If we experience engineering, design or construction delays as a result of our vendors’ failure to meet their obligations or otherwise, we may not be able to deliver our new projects or tenant improvements at existing properties on schedule and will not receive rental income from those properties in the meantime. Accordingly, any such delay could affect our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs. In addition, many of our leases provide for penalties equal to one-, two- or three-days’ rent for every day that we fail to deliver the property. In the past, we have been able to pass on these liabilities to our contractors, but we can provide no assurance that we will be able to do so in the future. If we are unable to pass on to our contractors the costs associated with construction delays, our business, financial condition, results of operations and prospects or the market price of our ADSs may be materially adversely affected.

We rely on an extensive network of suppliers around the world that produce and deliver the materials we require for construction of new buildings or improvements. Our results are, therefore, impacted by current global supply constraints that have led to increased lead times, backordered products and scarcity.

We may be subject to claims for construction defects or other similar actions in connection with our property management business.

In our capacity as property managers, we retain independent contractors to provide engineering, construction and project management services for our properties, and oversee their performance. We cannot give any assurance that we will not be subject to claims for construction defects or other similar actions, even if those defects are not attributable to us. An adverse outcome in any claim or litigation arising from construction defects or property management issues could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

The loss of one or more members of our senior management, including our Chief Executive Officer, could have a material adverse effect on our operations.

Our continuing success is attributable to a significant degree to the efforts of our senior management, including our Chief Executive Officer, Lorenzo Dominique Berho Carranza. Our Chief Executive Officer and other members of our senior management have favorable reputations in the real estate industry in Mexico at both the national and regional level. Our Chief Executive Officer is responsible, to a significant degree, for attracting new business opportunities and leading negotiations with lenders, potential joint venture partners and large institutional clients. The loss of our Chief Executive Officer or any or all of the other members of our senior management for any reason, their inability to remain in their current positions or our inability to replace them, could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs and a negative impact on our business relationships with our lenders and clients.

In addition, the experience and skill of certain members of our management team has proven critical in identifying and attracting local clients and opportunities. We consider especially relevant the regional relationships of our officers in the Tijuana and the Bajío region. As we continue to grow, our success will depend to a significant extent on our ability to recruit and retain qualified personnel in all areas of business and we can provide no assurance that we will be able to do so. Our ability to retain senior management as well as experienced personnel will in part depend on our having in place appropriate staff remuneration and incentive schemes. The remuneration and incentive schemes we have in place may not be sufficient for retaining the services of our experienced personnel.

Health crises such as the COVID-19 pandemic may have a negative impact on our business.

The COVID-19 pandemic and new variants of the coronavirus had a significant adverse impact on global economies and society including Mexico. If there is any considerable growth in coronavirus cases, or if cases spread across different geographies or increase in severity, governments and health authorities around the world may continue to re-implement measures attempting to contain and mitigate the spread and effects of the virus. These measures, and the effects of the COVID-19 pandemic resulted in: (i) restrictions on, or suspended access to, or shutdown, or suspension or the halt of, the facilities of our tenants; (ii) staffing shortages, construction slowdowns or stoppages and disruptions in our systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products and services on which the business of our tenants depends; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (v) increased cost of materials and products on which we and our development business depend; (vi) a slowdown in economic activity, including in the construction industry; (vii) constraints on the availability of financing, if available at all, including on access to credit lines; (viii) inability to satisfy liquidity needs if our operating cash flow decreases or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings and/or proceeds from asset sales; (ix) our inability to refinance our indebtedness on desired terms, if at all; or (x) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our indebtedness and financial obligations.

While it has eased, the COVID-19 pandemic or similar health crises could pose the risk that we or our employees, tenants, suppliers, and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including future shutdowns that may be mandated or reinstated by governmental authorities or otherwise elected by companies as a preventive measure.

We will continue to closely monitor and evaluate the nature and extent of the impact of COVID-19 and any similar health crises on our business, financial condition, liquidity, results of operations and prospects. We may also take further actions that alter our business operations, as may be required by authorities. These developments and changes could have an adverse impact on our results of operations and financial condition. To the extent that we are not able to adapt to changes required in response to any health crisis, we could experience loss of business and our results of operations and financial condition could materially suffer.

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs.

Our business is significantly exposed to the price of energy, raw materials and components, including, among others, the price of cement and steel, as well as the price of purchasing or leasing equipment. Certain inputs used by us or by our third-party contractors in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and steel. Global oil prices decreased in 2018, increased in 2019, declined significantly in 2020 as a result of the COVID-19 pandemic but reached pre-COVID-19 levels by the end of 2020, increased in 2021 due to supply shocks and the resurgence of demand, and, more recently, rose sharply in early 2022 due to the conflict between Ukraine and Russia.

We cannot assure you that the prices of relevant commodities or inputs will decrease in the future. Substantial increases in the prices of those commodities generally result in increases in our suppliers’ or contractors’ operating costs and, consequently, lead to increases in the prices they charge for their products or services. In addition, growing demand for labor, especially when coupled with a globalized shortage of qualified labor, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, liquidity, financial condition, results of operations and prospects or the market price of our ADSs. Although we have not been affected by any significant labor disputes in the past, we cannot assure you that we or our third-party contractors will not experience labor unrest, activism, disputes or actions in the future, including as a result of labor laws and regulations that have recently been enacted or that could come into effect in the future, some of which may be significant and could adversely affect our business, liquidity, financial condition, results of operations and prospects (either directly or by virtue of their effect on our third-party contractors) or the market price of our ADSs.

The enactment in Mexico of a labor subcontracting reform law, comprising changes to labor, social security and tax laws, may affect our operations in Mexico.

In November 2020, the executive branch of the Mexican government proposed to the Mexican Congress an amendment to several labor and tax regulations, including the Mexican Federal Labor Law (Ley Federal del Trabajo) intended to curtail the use of personnel subcontracting arrangements. This reform was approved by Mexican Congress and became effective in April 2021. The labor reform has three main components: (i) a significant limitation on indirect hiring (both outsourcing and insourcing), (ii) a limitation on the amount of employers’ profit-sharing obligation, and (iii) the non-deductibility of payments relating to prohibited subcontracting arrangements.

As it relates to limiting indirect hiring, the reform prohibits all types of indirect hiring, except for commercial arrangements in which the personnel rendering the services are not under the authority of the beneficiary of the services or those which are considered specialized in their nature. This prohibition is applicable to both third-party outsourcing service providers and within entities of the same corporate group (insourcing). Providers of specialized services will be required to complete a registration process with the labor authority. Although these changes have been implemented by us, changes may have an impact in the way we conduct our business in the future and the way and the prices at which subcontractors provide services to us.

With respect to the amendments relating to Mexican entities’ profit sharing obligations, the labor reform sets forth a limit as to the maximum amount that a company will have to pay an employee in connection with the profit sharing obligation (the highest of three months of salary or the average of the amounts paid for profit-sharing for the last three years), which may reduce the amounts paid by several companies for profit sharing purposes; however, those companies that do indirect hiring will have the obligation to pay profit sharing starting three months following the date on which the reform becomes effective. This may impact the cost of the services of several of our subcontractors, which may in turn, result in increases in their prices to us, that we may be unable to pass on to our tenants, affecting our financial condition and results of operations.

The labor reform sets forth that no tax deductions will be available in connection with outsourcing services, which may further impact several of our subcontractors and the prices at which those subcontractors render services to us, ultimately affecting our financial condition and results of operations.

If we are required to contract specialized services, we will be jointly liable for the labor obligations of the specialized services provider, if that service provider does not comply with any obligations with respect to the personnel used in the performance of the relevant specialized services. This responsibility is likely to increase our liability and may impact our financial condition and results of operations.

Our business and operations could suffer in the event of system failures or cyber security attacks.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our internal and hosted information technology systems, our systems are vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cyber security attacks, such as malware, ransomware, or unauthorized access. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may incur additional costs to remedy damages caused by those disruptions. Third-party security events at vendors, sub-processors, and service providers could also impact our data and operations via unauthorized access to information or disruption of services which may ultimately result in financial losses. Despite training, detection systems and response procedures, an increase in email attacks (phishing and business email compromise) may create disruption to our business and financial risk.

The growing frequency of attempted cybersecurity attacks may lead to increased costs to protect us and respond to any events, including additional personnel, consultants and protection technologies. Any compromise of our security could result in a violation of applicable privacy and other laws, unauthorized access to information of ours and others, significant legal and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our security measures, which could harm our business. Additionally, remediation costs for security events may not be covered by our insurance.

We have identified material weaknesses in our internal controls. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Prior to this offering, we have been publicly listed only in Mexico and not subject to the financial reporting requirements of the SEC and have not had the accounting personnel and other resources required for SEC financial reporting purposes. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In the course of preparing and auditing our audited consolidated financial statements in accordance with PCAOB, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) insufficient controls and monitoring activities to ascertain whether the components of internal control are present and functioning; (ii) lack of sufficient skilled staff with expertise to design, implement and execute a formal risk assessment process and formal accounting policies, procedures and controls over accounting and financial reporting to ensure the timely recording, review, and reconciliation of financial transactions while maintaining a segregation of duties; and (iii) insufficient design and implementation of information technology controls. The material weaknesses, if not remediated timely, may lead to material misstatements in our combined and consolidated financial statements in the future. Following the identification of the material weakness, we have taken and plan to continue to take remedial measures. We cannot assure you, however, that these measures may fully address this material weaknesses in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

To remedy our identified material weaknesses, we have adopted and intend to adopt several measures intended to improve our internal control over financial reporting. These include strengthening our finance, operations and information technology teams, and implementation of further policies, processes and internal controls relating to our financial reporting. Specifically, those planned remediation efforts include the following:

·	working to formalize internal control processes and documentation;

·	working to strengthen supervisory reviews by our management in charge of financial issues;

·	working to hire additional qualified accounting and finance personnel and to engage financial consultants to enable the implementation of internal control over financial reporting and to segregate duties amongst our accounting and finance personnel;

·	planning to improve our accounting systems to automate manual processes; and

·	engaging third parties as required to assist with technical accounting, application of new accounting standards, tax matters, valuations of investment properties, and ESG sustainability metrics, among other matters.

We are committed to maintaining a strong internal control environment, and we expect to continue our efforts to ensure the material weaknesses described above and all control deficiencies are remediated. However, these material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. There is no assurance that we will be able to remediate the material weaknesses in a timely manner or that in the future additional material weaknesses will not exist or otherwise be discovered. If we are not able to remedy this material weakness, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.

We are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Complications in relationships with local communities may adversely affect our business continuity, reputation, liquidity, and results of operations.

We make significant efforts to maintain good long-term relationships and continuous communication with local and neighboring communities where we operate or build, including indigenous communities that previously held real estate in the regions where we operate. However, there can be no assurance that we have obtained or will obtain all permits claimed by those communities or that those communities will not have or will not develop interests or objectives which are different from, or even in conflict with, our objectives, which could result in legal or administrative proceedings, civil unrest, protests, negative media coverage, direct action or campaigns, including, but not limited to, requests for the government to revoke or deny our concessions, licenses or other permits to operate. Any such events could cause delays or disruptions in our operations, result in operational restrictions or higher costs, or cause reputational damage, which could materially and adversely affect our business, reputation, liquidity and results of operations.

Our hedging of foreign currency and interest rate risk may not effectively limit our exposure to these risks.

We attempt to mitigate our risk by borrowing in the currencies in which we have significant investments thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates there can be no assurance that those attempts will be successful. In addition, we occasionally may use interest rate swap contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. As of September 30, 2023 and December 31, 2022, none of our indebtedness was hedged with interest rate hedge contracts.

Hedging arrangements involve risks, such as the risk of fluctuation in the relative value of the foreign currency or interest rates and the risk that counterparties may fail to honor their obligations under these arrangements. The funds required to settle those arrangements could be significant depending on the stability and movement of the hedged foreign currency or the size of the underlying financing and the applicable interest rates at the time of the breakage. The failure to hedge effectively against foreign exchange changes or interest rate changes may adversely affect our business.

Risks Related to Mexico

Adverse economic conditions in Mexico may have a negative impact on our financial condition and/or results of operations.

We are a Mexican corporation and all of our assets and operations are located in Mexico. As a result, our business, financial condition and/or results of operations may be affected by general economic conditions, depreciations or devaluations of the peso against the U.S. dollar, price volatility, inflation, interest rates, changes in taxation and regulation, crime rates and other economic, political or social developments in or affecting Mexico, over which we have no control. According to the INEGI, in 2020, 2021 and 2022 the Mexican GDP contracted 8.2% and grew 4.8% and 3.1% respectively. Moreover, in the past, Mexico has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control, that have had a negative impact on us. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition and/or result of operations.

The Mexican economy has been characterized by high interest rates in both real and nominal terms. In September 30, 2023 and December 31, 2022 and 2021, the average interest rate for 28-day Mexican Treasury bills (CETES) was approximately 11.1%, 7.7% and 4.4%, respectively. Accordingly, to the extent we incur peso-denominated debt in the future, it could be at high interest rates. In the third quarter of 2023, the peso appreciated against the U.S. dollar by 9.0% in nominal terms. In the nine-month periods ended September 30, 2023 and 2022, we derived approximately 86.4% and 87.1% of our rental income from U.S. dollar-denominated leases, respectively. However, in the nine-month periods ended September 30, 2023 and 2022, our operating costs, taxes and approximately 13.6% and 12.9% of our rental income, respectively, were denominated in pesos. In 2022 and 2021, the peso appreciated (depreciated) against the U.S. dollar by 5.9% and (3.2)%, respectively, in nominal terms. In 2022 and 2021, we derived approximately 87.0% and 87.5% of our rental income from U.S. dollar-denominated leases, respectively. In addition, all of our debt is denominated in U.S. dollars. However, in 2022 and 2021, our operating costs, taxes and approximately 13.0% and 12.5% of our rental income, respectively, were denominated in pesos. As a result, the appreciation or depreciation of the peso against the U.S. dollar affects our financial condition and results of operations.

Moreover, during 2019 and 2020, Mexico’s sovereign debt rating was subject to downward revisions and negative outlooks from major rating agencies as a result of those agencies’ assessment of the overall financial capacity of the government of Mexico to pay its obligations and its ability to meet its financial commitments as they become due, citing among other factors, concerns with the state oil company (Petróleos Mexicanos, or “PEMEX”), and weakness in the macroeconomic outlook due to, among other things, trade tensions and political decisions. We cannot ensure that the rating agencies will not announce additional downgrades of Mexico and/or PEMEX in the future. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, results of operations and prospects or the market price of our ADSs and may affect our rating and interest rates at which we borrow on a cross-border basis.

Our business may be materially affected by general economic conditions in Mexico, including the rate of inflation, prevailing interest rates and changes in exchange rates between the peso and the U.S. dollar. Decreases in Mexican GDP, periods of negative growth and/or increased inflation or interest rates may result in lower demand or prices for our services and products or in a shift to lower margin services and products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce them upon the occurrence of any of the aforementioned events and, accordingly, our profit margins could be adversely affected.

Political and social developments in Mexico as well as changes in Federal Governmental policies could have a negative impact on our business and results of operations.

In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations or the use of public referendums (consultas populares) could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business. Political disagreements between the executive and legislative branches could come to a standstill and avoid the timely implementation of political and economic reforms, which in turn could have a major adverse effect on Mexican economic policy and, therefore, also on our business. We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

The Federal Government has increasingly made significant changes to policies and regulations and may continue to do so in the future. The Federal Government drastically cut spending for the 2019 budget and it may cut spending in the future which may adversely affect economic growth. On July 2, 2019, the new Mexican Federal Republican Austerity Law (Ley Federal de Austeridad Republicana) was approved by the Mexican Senate. Federal Government actions, such as those implemented to control inflation, federal spending cuts and other regulations and policies may include, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects or the market price of our ADSs may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime.

The administration of Mr. López Obrador has taken actions that have significantly undermined investors’ confidence in private ventures following the results of public referendums, such as the cancellation of public and private projects authorized by previous administrations, including the construction of the new Mexican airport, which immediately prompted the revision of Mexico’s sovereign rating. More recently, the administration presented a reform to the Electric Industry Law (Ley de la Industria Eléctrica) which seeks to disincentivize private investment in the electricity sector and concentrate generation within state-owned companies. Investors and credit rating agencies may be cautious about the policies of the political party Movimiento Regeneración Nacional (National Regeneration Movement), or “Morena,” which could contribute to a decrease in the Mexican economy’s resilience in the event of a global economic downturn. We cannot assure you that similar measures will not be taken in the future, which could have a negative effect on Mexico’s economy.

The Federal Government’s actions and policies concerning the economy, social and political conditions, the environment, state-owned or state-controlled companies or state-owned or government-regulated financial institutions, may have a material impact on private sector entities in general and on us in particular, as well as on financial market conditions and the prices of and returns on Mexican securities. Those actions and policies may include interest rate increases, changes in fiscal policy, price controls, currency devaluations, capital controls, limits on imports and other actions, any of which may have a negative impact on our business, financial condition, results of operations and prospects or the market price of our ADSs and may affect our ability to make distributions to our shareholders.

We cannot predict the impact that economic, social and political instability in or affecting Mexico could adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs, as well as market conditions and prices of our securities. These and other future developments, over which we have no control, in the Mexican economic, political or social environment may cause disruptions to our business operations and net income.

Reduction on the supply, price increases and other restrictions affecting the supply of key resources, such as water and electricity, may affect the construction industry and the operation of rental facilities in Mexico.

The construction and real estate industries in Mexico are dependent on the availability of resources such as water and electricity. Reduction on the supply, price increases and other restrictions affecting the supply of water and electricity may adversely affect our construction plans or change these plans in the future, or the operations of our tenants and thus their ability to comply with their obligations, and, as a result, negatively impact our business, financial conditions and results of operations.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect us.

We are subject to Mexican federal, state and local tax laws and regulations. Mexican tax laws are subject to constant change and we cannot assure you that the Federal Government will not introduce and enact tax reforms or take other actions in response to economic, political or social conditions in Mexico that may adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs. Changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of those changes. If those changes occur, we may be required to pay additional taxes on our assets or income. These effects of increased tax costs cannot and have not been quantified, nor can we assure you that these reforms, once implemented, will not adversely affect our financial condition, results of operations and the amount of cash available for the payment of dividends.

Developments in the U.S. and other countries may adversely affect Mexico’s economy, our business, financial condition and/or results of operations, and the market price of our ADSs.

The Mexican economy and the business, financial situation and operating results of Mexican companies may be affected to varying degrees by economic and market conditions in other countries. While economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in October 2017 market prices for Mexican debt and equity instruments experienced a significant drop as a result of the Asian financial crisis. In the second half of 1998 and early 1999, market prices for Mexican securities were adversely affected by the economic crises in Russia and Brazil. In the second half of 2008 and part of 2009, market prices for Mexican debt and equity instruments decreased significantly as a result of the financial crisis in the United States and the rest of the world. Other geopolitical events, such as the United Kingdom’s exit from the European Union, changes to United States monetary policy and the military conflicts between Ukraine and Russia and between Israel and Hamas, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Mexico and may affect our ability to obtain financing or to refinance our indebtedness.

In addition, the U.S. economy heavily influences the Mexican economy, and therefore, adverse economic conditions in the United States, the termination or renegotiation of the USMCA, a review of policies, including policies relating to restrictions in investments in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy with respect to Mexico, could have a negative impact on the Mexican economy, such as by decreasing remittances by Mexican workers in the United States to Mexico and adversely affecting bilateral trade and foreign direct investment in Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement (the “NAFTA”), and, subsequently, the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Due to its relatively recent entry into force, it is currently unclear what the results of the USMCA and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could adversely affect our business, financial performance and results of operations.

Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. Moreover, perceptions that the United States and other countries adopt protectionism measures could reduce international trade, investments and economic growth. The economic and political consequences may have an adverse effect on the Mexican economy, which in turn could affect our business, financial condition, results of operations and prospects, and the market price of our ADSs. We cannot assure you that developments in other emerging market countries, the United States or elsewhere will not have a material adverse effect on our business, financial condition, results of operations and prospects, and the market price of our ADSs.

Mexico is an emerging market economy, with risks to our results of operations and financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. As of the date of this prospectus, and after the midterm elections held on June 6, 2021, Morena lost the absolute majority in the Cámara de Diputados (Chamber of Deputies) that it had held since 2018. However, Morena continues to hold the most seats relative to any other political party. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations or the market price of our ADSs. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our ADSs, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the USMCA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Venezuela, have recently been experiencing significant economic downturns and market volatility. These events could have adverse effects on the economic conditions and securities markets of other emerging market countries, including Mexico.

Changes in exchange rates between the peso and the U.S. dollar or other currencies may adversely affect our financial condition and/or results of operations.

As of September 30, 2023 and 2022, all of our outstanding indebtedness and 86.4% and 87.1% of our rental income, respectively, was denominated in U.S. dollars, while most of our administrative and operating expenses were denominated in pesos. An appreciation of the peso would have the effect of increasing some of our expenses in U.S. dollar terms.

In 2009, 2010 and 2011, the value of the peso experienced significant fluctuation as a reflection of the volatility in foreign exchange markets due to an economic downturn in the United States and other countries. Global economic conditions in 2016 were complex and volatile primarily as a result of the uncertainty surrounding the U.S. Federal Reserve Board’s decision to raise interest rates and the presidential elections in the United States. In addition, exchange rate fluctuations have been exacerbated by the significant drop in oil prices. In 2020, 2021 and 2022, foreign exchange markets and the value of the peso experienced significant volatility as a result of the COVID-19 pandemic, which had a negative impact on some of our expenses in terms of U.S. dollars. Other similar events may occur in the future.

A severe depreciation or appreciation of the peso may result in government intervention as has occurred in other countries, or in foreign exchange market disruptions. While the Federal Government does not currently restrict and since 1982 has not restricted the right or ability of Mexican or foreign individuals or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Accordingly, changes in the value of the peso relative to the U.S. dollar may adversely affect our financial condition and/or results of operations, or the market price of our ADSs, and our ability to make distributions to our shareholders.

The rate of inflation in Mexico and the actions of the Federal Government to control it may have a negative impact on our investments.

Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was 3.2% for 2020, 7.4% for 2021, 7.8% for 2022 and 4.5% as of September 30, 2023. High levels of inflation may adversely affect our business, financial condition and/or results of operations. If Mexico were to experience high levels of inflation in the future, we may not be able to adjust the prices we charge our tenants in order to offset the negative effects of inflation.

In general terms, our leases provide for annual increases in rent to account for inflation. In the case of our peso-denominated leases, the increase is usually tied to the INPC (Índice Nacional de Precios al Consumidor), which is a measure of the change in prices paid by consumers for a market basket of basic products and services, many of which prices are subsidized or controlled by the Federal Government. Accordingly, the INPC may not accurately reflect actual inflation. In addition, because rent increases occur annually, adjustments for inflation are not recognized until the following year. As a result, rent increases to account for inflation could be deferred and may not be reflective of actual inflation. In the case of our dollar-denominated leases, the increase is tied to the inflation rate in the United States, which has historically been lower than Mexican inflation. As a result, rent increases may not be sufficient to offset the actual increase in our costs derived from a higher inflation in Mexico.

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business.

Changes to trade policies, treaties and the imposition of tariffs on a global scale, or the perception that these changes could occur, could adversely affect the global supply chain and influence corporate appetite for off-shoring labor-intensive manufacturing to low labor-cost jurisdictions, such as Mexico.

The U.S. administration under former President Donald Trump advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and Mexico, and took steps toward restricting trade in certain goods. For example, in March 2018, the United States began to enforce a 25% tariff on steel and a 10.0% tariff on aluminum imports. The policies of the former U.S. administration also created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potentially significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. The trade policies pursued by the Biden administration and the extent to which the current administration is successful in passing trade legislation is uncertain, and it is possible that further measures restricting trade may be announced. As many of our customers are engaged in global manufacturing and industrial production, including exports out of Mexico, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may have an adverse effect on manufacturing levels, trade levels and industries, including logistics, that rely on trade, commerce and manufacturing, as well as impact the competitive position of Mexico as a manufacturing and exporting hub and affect the demand for our properties. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

Security violence risks in Mexico could increase, and this could adversely affect our results.

Mexico is currently experiencing high levels of violence and crime due to, among others, the activities of organized crime. Despite the measures adopted by the Mexican government efforts, organized crime (especially drug-related crime) continues to exist and operate in Mexico. These activities, their possible escalation and the violence associated with them have had and may have a negative impact on the Mexican economy or on our operations in the future. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and might negatively impact business continuity. We cannot assure you that the levels of violent crime in Mexico or their expansion to a larger portion of Mexico, over which we have no control, will not increase and will have no further adverse effects on the country’s economy and our business, financial condition, results of operations and prospects.

Risks Related to Our ADSs

The price of our common shares or ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your common shares or ADSs at or above the offering price.

The market price for our common shares or ADS may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

·	general and industry-specific economic conditions;

·	differences between our actual financial and operating results and those expected by investors;

·	investors’ perceptions of our prospects and the prospects of the industries in which we operate;

·	our financial performance and changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

·	the occurrence of health threats;

·	new conflicts or the escalation of existing conflicts around the world;

·	new laws or regulations or new interpretations of existing laws and regulations, including tax guidelines, environmental matters and regulation on investment applicable to the real estate industry and our business and our common shares and ADSs;

·	regulatory developments affecting us or our industry;

·	new accounting policies and pronouncements;

·	general economic trends in the U.S., Latin American or global economies and financial markets, including those resulting from war, terrorist attacks or responses to those events;

·	changes in earnings projections or in research reports about us or the Mexican real-estate industry;

·	security issues in Mexico;

·	litigation and insolvency proceedings involving Mexican public companies;

·	measures and guidelines relating to the protection of minority investors in Mexican companies;

·	liquidity affecting the Mexican stock markets;

·	media and public speculation;

·	changes in sovereign ratings or outlooks of Latin American countries, particularly Mexico, or changes in our ratings or outlook or those of other real estate companies;

·	political conditions or developments in Mexico, the United States and elsewhere;

·	additions or departures of key members of management; and

·	any increased indebtedness we may incur in the future.

These and other factors may lower the market price of our ADSs or common shares, regardless of our actual operating performance. In the event of a drop in the market price of our ADSs or common shares, you could lose a substantial part or all of your investment in our ADSs or common shares. We cannot assure you that the price of our ADSs or common shares will not fluctuate significantly.

In addition, the U.S. stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may institute securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our bylaws contain restrictions on certain transfers of common shares and the execution of shareholders agreements, which could impede the ability of holders of ADSs to benefit from a change in control or to change our management and Board of Directors.

Pursuant to our bylaws, subject to certain exceptions (i) any acquisition of common shares (or any instruments representing common shares, including ADSs) that would result in the beneficial ownership of 9.5% or more of our capital stock, or any multiple thereof, by a person or group of persons, directly or indirectly, (ii) any agreement establishing or adopting a vote-pooling mechanism or an arrangement to vote as a group or in concert, or which would result in the beneficial ownership, of 20.0% or more of our capital stock or in a change of control of the Company (through voting or any agreement), or (iii) any direct or indirect acquisition of common shares (or any instruments representing common shares, including ADSs) by a competitor that would result in that competitor holding 9.5% or more of our capital stock, must be previously approved in writing by our Board of Directors. Our Board of Directors must approve or disapprove the transaction within 90 days from the receipt of notice thereof, provided it has received all the necessary information to make a determination.

If the acquisition or pooling arrangement is approved by 75.0% of the members of our Board of Directors that are not affected by any conflict of interest, and results in the beneficial ownership of 20.0% or more of our common shares by a shareholder or group of shareholders or in a change of control, the buyer or member of the pooling arrangement will be required to conduct a public tender offer to purchase 100.0% of our outstanding common shares for a price equal to the greater of (x) the book value per share, pursuant to the last quarterly financial statements, as approved by our Board of Directors and filed with the CNBV and the BMV, (y) the highest published closing trading price for our common shares on the BMV during the 365-day period preceding the date of the request for approval of the transaction by the Board of Directors or the date of the approval, and (z) the highest purchase price per share ever paid by the person intending to acquire the common shares or enter into the pooling arrangement directly or indirectly, individually or together with others, plus, in each case, a premium equal to 20.0% of the purchase price per share, which premium may be increased or reduced taking into consideration the opinion of an investment bank of recognized standing. The public tender offer is required to be completed within the 90 days following the authorization of the Board of Directors.

Any such acquisition of common shares or execution of a voting agreement without the requisite approval would grant our Board of Directors with a right to take, among others, the following actions: (i) reverse the transaction and require mutual restitution by its parties, if practicable, or (ii) demand that the common shares be sold to a pre-approved third party at a minimum reference price determined by our Board of Directors. In addition, pursuant to our bylaws, the relevant buyer or group of buyers must forfeit its voting rights in respect of the relevant common shares at any shareholders’ meeting.

These provisions of our bylaws may only be repealed or amended by the affirmative vote of the holders of no less than 85% of our outstanding common shares, provided that such repeal or amendment is not rejected by the holders of 5% of our outstanding common shares.

These provisions may deter investors, including prospective buyers of our business, from purchasing a significant number of ADSs, which may adversely affect the price and liquidity of our ADSs.

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

Our ADSs are listed on the NYSE. A liquid market may not be maintained for the ADSs following completion of this offering, which may materially and adversely reduce the market price and liquidity of the ADSs. The liquidity and the market for the ADSs may be affected by a number of factors, including variations in interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results of operations and profitability. The public offering price for our ADSs is determined by negotiation between us and the underwriters based upon several factors and will be based, in part, by reference to the closing price of the ADSs on the NYSE on the pricing date and prevailing market conditions. This offering price may not be indicative of the market price of the ADSs after this offering. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The relative volatility and illiquidity of the Mexican securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and those investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2022, total market capitalization amounted approximately to Ps.8,540 billion and the 10 largest companies in terms of market capitalization represented approximately 58% of the aggregate market capitalization of the BMV. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell those common shares in the Mexican securities market at a price and time you desire may be limited.

Sales of our ADSs or common shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.

If our founders, directors or officers sell substantial amounts of our ADSs or common shares in the public market, or there is substantial trading in our ADSs or common shares, hedging activities or perceived perception by the public market that any of these activities will occur, the trading price of our ADSs or common shares could decline. In addition, sales of these ADSs could impair our ability to raise capital, should we wish to do so. As of September 30, 2023, our founders, directors and officers held approximately 4.6% of our issued and outstanding common shares. We cannot predict the timing or amount of future sales of our ADSs or common shares by our founders, directors and officers pursuant to this prospectus, but those sales, or the perception that those sales could occur, may adversely affect prevailing market prices for our common shares.

We are subject to different disclosure and accounting standards than companies in other countries.

A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be less or different publicly available information about foreign issuers of securities (such as ourselves) than is regularly published by or about issuers in other markets. We are subject to reporting obligations in respect of our equity securities that are listed on the BMV. In particular, IFRS and the disclosure requirements thereunder differ from those of the United States. We have made no attempt to quantify the impact of those differences by a reconciliation of our financial statements or other financial information in this prospectus to U.S. GAAP. We cannot be certain that a reconciliation would not identify material quantitative or qualitative differences between our financial statements or other financial information as prepared on the basis of IFRS if that information were to be prepared on the basis of U.S. GAAP.

As a public company in the United States, we may have increased our costs and disruptions to the regular operations of our business.

As a public company in the United States, we expect to incur significant additional legal, accounting, reporting and other expenses, as a result of having publicly traded ADSs in the United States. We also incur costs which we had not incurred previously, including, but not limited to, increased directors and officers insurance, increased investor relations, and various other costs of a U.S. public company.

We also anticipate that we will continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. We estimate that we will incur additional costs as a public company, including costs associated with corporate governance requirements.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations, and the market price of our ADSs.

Furthermore, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not attest to our management’s assessment or may issue a qualified report. The independent auditor may decline to attest our management’s assessment or issue a qualified report if:

·	it is not satisfied with our controls;

·	it disagrees with our internal control’s documentation, design, operation or review process; or

·	its interpretation about relevant requirements is different than ours.

In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to timely remediate to meet the SOX Act deadline for the Section 404 compliance. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

Moreover, as an “emerging growth company” as defined in the JOBS Act, we have taken advantage of certain temporary exemptions from various reporting requirements including, but not limited to presenting more limited financial data in our registration statement on Form F-1.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.

Our bylaws provide for the exclusive jurisdiction of the federal courts in Mexico City, Mexico for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, other employees or shareholders. Holders of ADSs may pursue claims against the depositary under the deposit agreement, which provides for the exclusive jurisdiction of the federal or state courts in the City of New York.

With respect to our shareholders, our bylaws provide for the exclusive jurisdiction of the federal courts located in Mexico City, Mexico for the following civil actions:

·	any action between us and our shareholders; and

·	any action between two or more shareholders or groups of shareholders regarding any matters relating to us.

This exclusive jurisdiction provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or shareholders, which may result in increased costs to bring a claim in the federal courts located in Mexico City, Mexico, and discourage lawsuits with respect to such claims. Notwithstanding, our shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to foreign private issuers. If a court were to find the exclusive jurisdiction provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, results of operations and prospects. The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. However, there is uncertainty whether a U.S. court would enforce the exclusive jurisdiction provision for actions for breach of fiduciary duty and other claims.

The aforementioned exclusive jurisdiction provision contained in our bylaws is not applicable to holders of ADSs in their capacity as ADSs holders. With respect to holders of ADSs, under the deposit agreement, any legal action arising out of the deposit agreement, the ADSs or the ADRs, involving the Company or the depositary, may only be instituted in a state or federal court in the city of New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits.

The protections afforded to minority shareholders in Mexico are not as developed pursuant to court decisions as those in other jurisdictions.

We are a Mexican-based company. Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in certain respects, different from those in the United States and other jurisdictions. Although Mexican law permits legal actions by shareholders and imposes specific duties of care and loyalty applicable to our directors and to our principal officers, those actions are not direct actions but derivative suits (for the benefit of the company and not of its shareholders directly); the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive, and has not been as developed in regulation, as in other jurisdictions, and has not been subject to judicial interpretation that provides additional guidance. Further, in Mexico, the procedure for shareholder derivative suits (and for class actions) is different. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our officers or our controlling shareholders than it would be for shareholders of a company organized in a different jurisdiction, and our shareholders will not benefit from direct actions for their ultimate benefit.

Preemptive rights may be unavailable to ADSs holders.

Under current Mexican law, whenever we issue new common shares for cash, subject to certain exceptions, we must grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of common shares to maintain their existing pro rata ownership percentage. We may not be able to offer common shares to ADSs holders or non-Mexican shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares, unless a registration statement under the Securities Act is effective or a similar procedure is followed with respect to those rights and common shares or an exemption from the registration requirements of the Securities Act or a similar exemption is available.

We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable United States shareholders to exercise their preemptive rights, the indirect benefits of enabling United States shareholders to exercise preemptive rights and any other factors that we consider appropriate at the time. We will then decide whether to file such a registration statement.

Such a registration statement may not be filed. As a result, ADSs holders, non-Mexican shareholders and United States shareholders that are not qualified institutional buyers may not be able to exercise their preemptive rights in connection with future issuances of our common shares or ADSs and their stake in the Company might be diluted. In this event, the economic and voting interest of ADSs holders, non-Mexican shareholders and United States shareholders in our total equity would decrease in proportion to the size of the issuance. Depending on the price at which common shares are offered, such an issuance could result in dilution to ADSs holders, non-Mexican shareholders and United States shareholders that are not qualified institutional buyers.

If we issue or sell additional equity securities in the future, we may suffer dilution and the trading prices for our securities may decline.

We may issue or sell additional common shares or ADSs, including to finance future acquisitions or new projects or for other general corporate purposes. Our existing shareholders may dispose of some of their ADSs or common shares. Any such issuance or sale could result in a dilution of your ownership stake and/or the perception of any such issuances or sales could have an adverse impact on the market price of the ADSs or common shares.

It may be difficult to enforce civil liabilities against us or our directors and executive officers.

Most of our directors and executive officers are non-residents of the United States, and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States and primarily in Mexico. As a result, it may not be possible, or it may be costly and time consuming, for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon those persons or us, or to enforce against them or us in courts of any jurisdiction outside of Mexico, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws (which may be different or exceed civil liability provisions prescribed under Mexican law), as a result of their place of residence or location, and the need to satisfy formal requirements (such as letters rogatory forwarded through governmental channels) in order to comply with due process under Mexican law. There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon United States federal or state securities laws. No treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country.

The relatively low liquidity and high volatility of the Mexican securities market may cause the trading price and volume of our ADSs or common shares to fluctuate significantly.

Our common shares are quoted on the BMV, and our ADSs will be quoted on the NYSE. The trading volume for securities issued by companies incorporated in emerging markets, such as Mexican companies, tends to be lower than the trading volume of securities issued by companies incorporated in more developed countries. These market characteristics may limit the ability of a holder of the ADSs or common shares to sell its ADSs or common shares and may also adversely affect the market price of the common shares.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations, which may adversely affect the price of our ADSs.

Our common shares are quoted in pesos on the BMV, and our ADSs will be quoted in U.S. dollars on the NYSE. Movements in the peso/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on the NYSE or the peso price on the BMV. If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs could be adversely affected.

Holders of ADSs have fewer rights than our shareholders and must act through the depositary to exercise those rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the Deposit Agreement. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the common shares underlying the ADSs will be registered in the name of the Depositary. While a holder of ADSs is entitled to instruct the Depositary as to how to vote the common shares represented by ADSs in accordance with the procedures provided for in the Deposit Agreement, a holder of ADSs will not be able to vote its common shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our common shares underlying the ADSs if a holder of ADSs does not instruct the Depositary with respect to voting. If you wish to directly vote the common shares represented by your ADSs, you will be required to deliver your ADSs to the Depositary for cancellation and withdraw the underlying common shares. Under Mexican law, a shareholder is required to be registered in our shareholders’ registry, or maintain your common shares deposited at Indeval through a financial institution participant at Indeval, before a shareholders’ meeting, to vote at that meeting. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your common shares from the ADS program and otherwise meet the requirements of Mexican law to call that meeting. We expect that the Depositary will charge you a fee for both withdrawing and depositing common shares. See “Description of American Depositary Shares” for additional information.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than common shares.

Because holders of ADSs do not hold their common shares directly, they are subject to the following additional risks, among others:

·	as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

·	distributions on the common shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the pesos received into U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the pesos received into U.S. dollars, or while it holds the pesos, you may lose some or all of the U.S. dollar value of the distribution;

·	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice the holders of ADSs or that could affect the ability of the holders of ADSs to transfer ADSs; and

·	the depositary may take other actions inconsistent with the best interests of the holders of ADSs.

We are a holding company and depend upon dividends and other funds from subsidiaries to service our debt and make distributions to our shareholders.

We are a holding company with no significant assets other than the shares of our subsidiaries. As a result, our ability to meet our debt obligations and make distributions to our shareholders depends primarily on the dividends received from our subsidiaries. Under Mexican law, companies (and we) may only pay dividends:

·	from earnings included in year-end audited consolidated financial statements that are approved by shareholders at a duly convened meeting (including retained earnings);

·	after any existing losses applicable to prior years have been made up or absorbed into shareholders’ equity;

·	after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve, until the amount of the reserve equals 20.0% of a company’s paid-in capital stock;

·	any other reserves have been created, including a reserve for the repurchase of our own common shares; and

·	after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

If we or our subsidiaries fail to comply with these requirements, we may not be able to make distributions to our shareholders or service our debt obligations, which could ultimately have a material adverse effect on us.

The payment and amount of dividends are subject to the determination of our shareholders.

On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) - net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year.

Dividends payable for each fiscal year will be recommended by our Board of Directors and approved at our ordinary general shareholders’ meeting. However, the ordinary general shareholders’ meeting may approve a different amount or vote against the payment of dividends in any given fiscal year. As a result, there may be some years in which we distribute no dividends and others in which we distribute a substantial portion of our earnings. In the latter situation, our growth potential may be limited.

For more information, see “Dividends and Dividend Policy” and “Description of Capital Stock and Bylaws.”

Distributions to holders of our common shares will be made in pesos.

While we determine our distributions in U.S. dollars, we make distributions to our shareholders in pesos. Distributions on the common shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, the depositary will be required to convert the pesos received into U.S. dollars. Any significant fluctuations in the exchange rates between pesos and U.S. dollars could have an adverse impact on the U.S. dollar or other currency equivalent received by our shareholders resulting from the conversion. In addition, the amount paid by us in pesos may not be readily convertible into U.S. dollars or other currencies. Dividends will be paid in pesos according to the exchange rate published by the Mexican Central Bank the day prior to the payment date. For more information, see “Dividends and Dividend Policy” and “Description of Capital Stock and Bylaws.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Mexican law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, we have presented more limited financial data in this prospectus, including presenting only two years of audited financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure.

We cannot predict if investors will find our ADSs less attractive because the information we provide to investors may be different than the information provided by other public companies. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either:

·	more than 50.0% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States; or

·	(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50.0% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States.

If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and the NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. issuer may be significantly higher than the costs we will incur as a foreign private issuer.

As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.

NYSE rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we do follow, home country practice in lieu of the above requirements.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, the price and trading volume of our common shares could decline.

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, or research which sets a tone that affects the public’s perception of our business, the market price of our common shares could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price and trading volume of our common shares to decline.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or our ADSs.

Certain adverse U.S. federal income tax rules could apply to a U.S. person that holds our common shares or our ADSs if, in any taxable year during which the person holds our common shares or our ADSs, we are considered a passive foreign investment company (a “PFIC”). A non-U.S. corporation will be considered a PFIC for U.S. federal income tax purposes in any taxable year in which a specified percentage of its gross income is “passive income” or a specified percentage of its assets produce or are held for the production of passive income. Although passive income generally includes rents, certain “active rental income” is not considered passive income for purposes of determining whether a company is a PFIC. In light of the manner in which we operate our business and the composition of our income and assets, we do not expect to be a PFIC for our current taxable year or the foreseeable future. However, due to certain legal and factual uncertainties, it is possible that we may be considered to be a PFIC for the current taxable year or any future taxable year. In particular, our PFIC status is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the “active rental income exception”). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that the Internal Revenue Service (the “IRS”) will not agree with the classification of certain of our income and assets as active. Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us. In addition, PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time, and may depend, in part, on how quickly we deploy the cash proceeds from this or any past or future equity or debt issuances or borrowings to acquire properties, and possibly on the value of our goodwill (which may be determined in part by reference to our market capitalization from time to time). For these reasons, we can give no assurance that we will not be a PFIC for any taxable year. Further, our PFIC status for any taxable year is not determinable until after the end of that taxable year.

See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information. A U.S. person holding common shares or ADSs in any taxable year in which we were or are a PFIC will generally be subject to adverse tax treatment. Accordingly, U.S. persons should consult their tax advisers with respect to whether we may be treated as a PFIC and the tax consequences if we are so treated.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would analyze whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of increasing costs to bring a claim, limiting access to information for the claimant, preventing the claimant from bringing the claim in a judicial forum that it finds favorable, and generally limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Use of Proceeds

We estimate that the net proceeds that we will receive in the offering will be approximately US$ million from our sale of common shares in the offering, after the underwriting commissions and estimated offering expenses payable by us, based on an assumed public offering price of $ per ADS, the last reported sale price of our ADSs on the NYSE on , 2023.

We intend to use the net proceeds of the offering to fund our growth strategy including an estimate of 30% to 40% of the net proceeds of the offering for the acquisition of land or properties and related infrastructure investments, and an estimate of 60% to 70% for the development of industrial buildings.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of the offering based on our present plans and business condition. The amounts and timing of any expenditure may vary depending on the amount of cash generated by our operations, competitive developments, our rate of growth and inorganic growth opportunities, if any, of our business. Therefore, as of the date of this prospectus, we cannot estimate the exact amounts or timing in respect of any of the purposes for the use of proceeds listed above.

Capitalization

The following table sets forth (i) our cash, cash equivalents and restricted cash and our historical capitalization as of September 30, 2023, (ii) as adjusted to reflect our receipt of the net proceeds from the sale of our ADSs in this offering, as described in “Use of Proceeds.” You should read this table together with the information under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus. The information set forth below in the column “Actual” is derived from our unaudited condensed consolidated financial statements as of and for the nine-month period ended September 30, 2023.

	As of September 30, 2023
	Actual	As Adjusted
	(millions of US$)
Cash, cash equivalents and restricted cash	408.2
Debt:
Current portion of long-term debt	4.8
Long-term debt	923.4
Total debt(1)	928.2
Stockholders’ equity:
Capital stock	567.1
Additional paid-in capital	807.1
Retained earnings	875.9
Share-based payments reserve	2.0
Foreign currency translation	(31.4)
Valuation of derivative financial instruments	—
Total stockholders’ equity	2,220.7
Total capitalization	2,740.7

(1) Amount is net of direct issuance costs.

Except as otherwise disclosed in this prospectus, there have been no other material changes to our capitalization since September 30, 2023.

Dilution

If you invest in our ADSs, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our ADSs and the pro forma net tangible book value per ADS immediately after the offering. Net tangible book value dilution per ADS to new investors represents the difference between the amount per ADS paid by purchasers of common shares in the offering and the pro forma net tangible book value per ADS immediately after completion of the offering.

As of September 30, 2023, we had a historical net tangible book value of US$2,220.7 million, corresponding to a net tangible book value of US$32.5 per ADS. Net tangible book value represents the amount of our total assets less our total liabilities, divided by 836,274,798 the total number of common shares outstanding as of September 30, 2023.

After giving effect to the sale by us of ADSs at an assumed public offering price of US$ per ADS, which was the last reported sale price of our ADSs on the NYSE on , 2023, and after the estimated underwriting commissions, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2023 would have been US$ , or US$ per ADS. This represents an immediate increase in pro forma net tangible book value of US$ per ADS to our existing shareholders and an immediate dilution in pro forma net tangible book value of US$ per ADS to investors purchasing common shares in the offering at the public offering price.

The following table illustrates this dilution to new investors purchasing ADS in this offering:

Assumed public offering price per ADS	US$
Net tangible book value per ADS as of September 30, 2023	US$
Increase in pro forma net tangible book value per ADS attributable to existing investors	US$
Pro forma as adjusted net tangible book value per ADS immediately after this offering	US$
Dilution in pro forma net tangible book value per ADS to new investors in this offering	US$

Each increase or decrease of 1.0 million in the number of ADSs offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately US$ per ADS and increase or decrease, as applicable, the dilution to new investors purchasing ADSs in the offering by US$ per ADS, assuming the public offering price remains the same, and after underwriting commissions, and estimated offering expenses payable by us.

To the extent that any outstanding option to purchase our common shares under our equity compensation plans are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in the offering.

Market Information

The information concerning the Mexican securities market set forth below has been prepared based on materials obtained from public sources, including the CNBV, the BMV, the Mexican Central Bank and information made public by market participants. The following summary does not purport to be a comprehensive description of all of the material aspects related to the Mexican securities market and its regulations.

Overview

Our common shares are listed on the BMV under the symbol “VESTA.” We cannot predict the liquidity of any trading market for our common shares. If the trading volume of our common shares on the BMV falls below certain levels, the price of our common shares may be affected and our common shares may be delisted or deregistered from that market.

Each ADS of our ADSs represents 10 common shares. Our ADSs are listed on the NYSE under the symbol “VTMX”. We cannot assure you that an active trading market will be maintained for the ADSs, or that the ADSs will trade in the public market subsequent to the offering at or above the public offering price.

Performance of Our ADSs on the NYSE

Our ADSs began trading on the NYSE on July 6, 2023. The following table shows the minimum, maximum and closing trading prices and average trading volumes of our ADSs on the NYSE during the periods indicated, as reported by Bloomberg:

	Price			Average Trading Volume(1)
Period	Maximum	Minimum	Closing
	(in US$)
Monthly
July 2023 (beginning July 6, 2023)	61.6	56.0	59.1	3,217,462
August 2023	65.2	56.6	60.9	2,353,216
September 2023	64.6	57.1	61.5	2,948,094
October 2023	60.3	52.6	56.9	3,111,742
November (through November 21, 2023)	64.3	56.1	61.5	1,970,520
Quarterly
3Q 2023 (beginning July 6, 2023)	65.2	56.0	60.6	2,805,617

_________________

(1)	Volume = Average of daily volume taking into account only the annual period.

Source: Bloomberg

Performance of Our Common Shares on the BMV

The following table shows the minimum, maximum and closing trading prices and average trading volumes of our common shares on the BMV during the periods indicated, as reported by Bloomberg:

	Price			Average Trading Volume(1)
Period	Maximum	Minimum	Closing
	(in pesos)
Monthly
January 2022	41.5	36.7	38.4	1,264,459
February 2022	39.5	35.2	38.0	1,037,187
March 2022	39.4	36.2	37.5	2,502,449
April 2022	39.0	34.8	37.2	1,148,219
May 2022	40.5	36.2	37.9	1,666,223
June 2022	40.1	35.1	37.6	1,554,756
July 2022	41.1	36.7	39.5	1,825,001
August 2022	40.8	36.8	38.6	1,404,714
September 2022	40.1	36.6	38.1	1,612,224
October 2022	44.3	36.8	39.3	2,981,086
November 2022	44.5	41.6	43.0	2,814,617
December 2022	47.6	43.2	45.7	2,453,158
January 2023	52.3	45.4	49.0	2,283,545
February 2023	55.6	51.2	53.0	2,996,167
March 2023	52.3	50.9	54.0	3,104,948
April 2023	55.6	52.4	55.0	2,018,372
May 2023	57.3	52.5	55.7	1,722,844
June 2023	58.9	54.1	57.1	2,588,468
July 2023	61.6	55.3	59.1	3,856,624
August 2023	65.2	56.6	60.9	2,353,216
September 2023	64.6	57.1	61.5	2,948,094
October 2023	60.3	52.6	56.9	3,111,742
November 2023 (through November 21, 2023)	64.3	56.1	61.5	1,970,520
Quarterly
1Q 2022	41.5	35.2	37.9	1,638,339
2Q 2022	40.5	34.8	37.6	1,461,141
3Q 2022	41.1	36.6	38.7	1,607,612
4Q 2022	47.6	36.8	42.7	2,746,059
1Q 2023	57.1	45.4	52.0	2,785,302
2Q 2023	58.9	52.4	56.0	2,115,799
3Q 2023	65.2	56.0	60.6	2,805,617
Annual
2020	40.6	23.5	33.4	1,599,808
2021	45.6	34.3	38.9	1,290,927
2022	47.6	34.8	39.2	1,863,169

_________________

(1)	Volume = Average of daily volume taking into account only the annual period.

Source: Bloomberg

Trading on the BMV

The BMV, located in Mexico City, is one of the two licensed stock exchanges operating in Mexico and is organized as a variable capital publicly-traded stock corporation, or sociedad anónima bursátil de capital variable, the shares of which are traded. Securities trading on the BMV occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time, subject to adjustments to operate uniformly with certain United States markets.

Since January 1999, all trading on the BMV has been electronic. The BMV may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer, when price fluctuations exceed certain limits.

Settlement of equity securities on the BMV is effected two business days after a share transaction. Deferred settlement is not permitted without the approval of the BMV. Securities traded on the BMV, including our common shares when traded, are on deposit in book-entry form through the facilities of Indeval, a securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for BMV transactions, eliminating the need for the physical transfer of securities.

Transactions must be settled in pesos except under very limited circumstances in which a settlement in foreign currencies may be permitted. Although the Mexican Securities Market Law (Ley del Mercado de Valores) acknowledges the possible existence of an over-the-counter market, no such market for securities in Mexico has developed.

The Mexican Securities Market Law provides that foreign-issued securities may be traded by brokerage firms and other institutional investors through the International Trading System (Sistema Internacional de Cotizaciones) or SIC.

In addition, the BMV operates a system which suspends trading of shares of a particular issuer upon price or volume volatility, the lack of disclosure of material events or changes in the offer or demand for such shares that are not consistent with the historic performance of the shares and cannot be explained solely through information made publicly available, pursuant to the CNBV’s general regulations.

The Mexican Securities Market Law includes private placement exemptions, pursuant to which foreign securities may be sold to institutional and accredited investors without registration with the RNV.

Market Regulation and Registration Standards

In 1924, the Mexican Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity, and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity. In 1995, these two entities were merged to form the CNBV.

Among other things, the CNBV has technical autonomy and executive powers over the Mexican financial system and regulates the public offering and trading of securities and participants in the Mexican securities market and imposes sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. The CNBV regulates the Mexican securities market, the BMV and brokerage firms through its staff and a board of governors comprised of thirteen members.

In addition, on August 29, 2017 the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) granted to the Bolsa Institucional de Valores, S.A. de C.V. (“BIVA”), a concession to organize and operate a new securities exchange in Mexico under the name Bolsa Institucional de Valores, with the support of the systems and technology of the National Association of Securities Dealers Automated Quotation (Nasdaq), in order to contribute to the development of Mexico’s financial markets. Since BIVA commenced operations, all securities listed on any securities exchange in Mexico may be transacted on the BMV or BIVA.

Mexican Securities Market Law

On December 30, 2005, the current Mexican Securities Market Law was enacted and published in the Federal Official Gazette and became effective on June 28, 2006. The Mexican Securities Market Law modified the Mexican securities’ regulation in various material respects. The reforms introduced by this law were intended to update the Mexican regulatory framework applicable to the securities market and publicly traded companies, as compared to international standards. Publicly traded companies are regulated by the Mexican Securities Market Law and, secondarily, by the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

The Mexican Securities Market Law (i) establishes that public entities and the entities controlled by them are considered a single economic unit (e.g., holding companies and wholly owned subsidiaries) for purposes of applying applicable thresholds and reporting requirements, (ii) establishes the rules for tender offers, dividing them into voluntary and mandatory categories, (iii) establishes standards for disclosure of holdings of shareholders of, and other insiders related to, public companies, (iv) expands the role of the board of directors of public companies (and of each of its members) as compared with private companies, incorporating concepts such as the duty of care, the duty of loyalty and safe harbors, (v) defines the standards applicable to the Chief Executive Officer and other executive officers of public companies, including duties and the obligation to disclose, (vi) requires the creation of an audit committee and a corporate practices committee, and that public companies retain external auditors, (vii) defines the roles and responsibilities of executive officers, (viii) improves the rights of minority shareholders relating to legal remedies, exercise of shareholder derivative actions and access to company information as compared with private companies, (ix) sets forth permissible provisions relating to potential changes of control, (x) specifies limits to non-voting shares and stapled securities that may be issued, (xi) includes rules relating to share repurchases and subsequent placement of repurchased shares, (xii) defines concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power, (xiii) expands the definition of applicable sanctions for violations of the Mexican Securities Market Law (such as insider trading and market manipulation), including punitive damages, (xiv) establishes rules relating to types of equity securities that may be offered by public companies, (xv) establishes rules for share repurchases, and (xvi) imposes requirements for implementing antitakeover measures.

Principal Executives

The issuer’s principal executives are also required, under the Mexican Securities Market Law, to act for the benefit of the issuer and not for the benefit of any shareholder or group of shareholders. These executives are required to submit the major business strategies to the board of directors for approval, to submit proposals for internal controls to the audit committee, to disclose all material information to the public, and to maintain adequate accounting and registration systems and mechanisms for internal control.

Certain Rights of Shareholders

The Mexican Securities Market Law also requires that any transaction or series of transactions that represent 20.0% or more of the consolidated assets of a public issuer during any fiscal year be approved at a shareholders’ meeting.

In addition to the rights granted to minority shareholders representing 5.0% or more of outstanding shares to bring civil liability action against one or more of our directors (for the benefit of the Company and not for the plaintiff, as a derivative suit), for any damages or losses suffered by the Company as a result of a breach of the directors’ duty of loyalty or duty of care, the Mexican Securities Market Law sets forth the right of shareholders representing 10.0% of the outstanding voting shares to (i) request that a shareholders’ meeting be called, (ii) request the deferral of any decision on a matter with respect to which they have not been sufficiently informed, and (iii) appoint one member of our Board of Directors and an alternate.

Also, holders of 20.0% of our outstanding voting shares may challenge any action taken at a shareholders’ meeting and seek a court injunction to prevent its implementation, provided that (i) the action was taken in violation of Mexican law or the Company’s bylaws, (ii) the plaintiff did not attend the meeting or voted against the action, and (iii) the complaint is filed within 15 days from the adjournment of the meeting at which the action was taken and the plaintiff has posted collateral or adequate assurances in respect of any damage we may suffer as a result of the suspension of the execution of the action if the court ultimately rules against the plaintiff. These provisions have seldom been invoked in Mexico and, accordingly, there can be no certainty as to the manner in which the relevant court would address the complaint.

Limited or Non-voting Shares

The Mexican Securities Market Law does not permit issuers to implement mechanisms for common shares and limited or non-voting shares to be bundled or jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when, as a result of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws. In addition, the aggregate amount of the shares with limited or non-voting rights that are not convertible may not exceed 25.0% of the aggregate amount of shares deemed as publicly held. The CNBV may increase this 25.0% limit, provided that the limited or non-voting shares exceeding 25.0% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

As of the date of this prospectus, the only outstanding equity securities of the Company are our common shares.

Disclosure of Shareholders’ Agreements

Any shareholders’ agreements containing non-compete clauses, any agreements related to the sale, transfer or exercise of preemptive rights, and any agreements which allow for the sale and purchase of shares, voting rights, and sale of shares in a public offering must be notified to the company within five business days following their execution to allow the company to disclose those agreements to the investors through the stock exchanges on which its securities are being traded and to be made public in an annual report prepared by the company. These agreements (i) will be available for the public to review at the company’s offices, (ii) will not be enforceable against the company and a breach of such agreements will not affect the validity of the vote at a shareholders’ meetings, and (iii) will only be effective between the parties once they have been disclosed to the public.

Regulations Applicable to Issuers, Brokerage Firms and Other Market Participants

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants (Disposiciones de carácter general aplicables a las emisoras de valores y otros participantes del mercado de valores) or “General Issuers’ Rules”), which have been amended from time to time since their issuance. The General Issuers’ Rules provide a single set of rules governing issuers and issuer activity, among other things.

In addition, in September 2004, the CNBV issued general rules applicable to brokerage firms or “Rules for Brokerage Firms” (Disposiciones de Carácter General Aplicables a las Casas de Bolsa) which have been amended from time to time since their enactment. The Rules for Brokerage Firms provide a single set of rules governing the participation of Mexican underwriters in public offerings, among other things.

In April 2018, the CNBV issued general rules applicable to entities and issuers supervised by the CNBV for the hiring of external auditing services of basic financial statements or “Rules for Auditing Services” (Disposiciones de Carácter General Aplicables a Entidades y Emisoras Supervisadas por la Comisión Nacional Bancaria y de Valores que Contraten Servicios de Auditoria Externa de Estados Financieros Básicos), which have been amended from time to time since their enactment. The Rules for Auditing Services provide a single set of rules governing the engagement of external auditors, the activities and obligations of the external auditors, among other things.

Registration and Listing Standards

Pursuant to the Securities Market Law, a public offering of securities in Mexico is defined as the offering, with or without price, in Mexico using massive means of communication and addressed to undetermined persons to subscribe purchase, sell or transfer securities. It may also refer to the offering of securities, in terms of the foregoing, to a certain type or class of investors. Generally, the use of written selling material or efforts to contact undetermined potential investors within a group of persons is considered to be a public offering.

Any public offering of securities in Mexico requires the prior approval of the CNBV and may only be made by authorized broker dealers established in Mexico and, to certain limited extent, Mexican banks. Additionally, only securities registered with the RNV may be publicly offered. Mexican issued securities, securities issued by multilateral banks and securities issued by foreign issuers may be registered at present. Those securities are deposited with Indeval. Foreign securities listed on the SIC are not required to be registered with the RNV.

The CNBV’s approval for registration does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV, nor does such registration ratify or validate acts or omissions, if any, undertaken in contravention of applicable law. The General Issuers’ Rules state that the BMV must adopt minimum requirements for issuers to list their securities in Mexico. These requirements relate to matters such as operating history, financial and capital structure, minimum trading volumes and minimum public floats, among others. The General Issuers’ Rules also state that the BMV must implement minimum requirements for issuers to maintain their listing in Mexico. These requirements relate to matters such as financial condition, trading minimums, capital structure and minimum public floats, among others. The CNBV may waive some of these requirements in certain circumstances. In addition, some of the requirements are applicable to each series of shares of the relevant issuer.

The BMV will review compliance with the foregoing requirements and other requirements on an annual, semi-annual and quarterly basis, provided that it may also review compliance at any other time.

The BMV must inform the CNBV of the results of its review and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of the foregoing requirements, the BMV will request that the issuer propose a plan to comply with those requirements. If the issuer fails to propose a plan, if the plan is not satisfactory to the BMV or if an issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the BMV may be temporarily suspended. In addition, if an issuer fails to propose a plan or ceases to comply with the plan proposed, the CNBV may cancel the registration of the shares, in which case the majority shareholder or any controlling group must carry out a tender offer to acquire, at the same price (which shall be equal to the greater of (i) the last book value per share reported in a quarterly report to the BMV and the CNBV, and (ii) the average volume-weighted price per share during the last thirty trading days at the BMV) and subject to the same conditions to all shareholders, 100.0% of the outstanding shares of the issuer, including the common shares underlying the ADSs held by you, in accordance with the tender offer rules discussed under “—Tender Offers.” If the cancellation of the registration is ordered by the CNBV, the tender offer must be commenced within 180 days from the cancellation order. If the registration of our common shares is cancelled, there will be no market for our common shares or the ADSs. In such event, holders of common shares will receive cash for their common shares at the aforementioned purchase price, and with respect to holders of ADSs, the depositary will receive cash in respect of shares underlying the canceled ADSs, for further distribution to holders of ADSs.

Reporting Obligations

Issuers of listed securities in Mexico are required to file unaudited quarterly financial statements and audited annual consolidated financial statements, as well as various periodic reports, including financial, economic, accounting, management and legal information, with the CNBV and the BMV. Mexican issuers of listed securities must file the following reports with the CNBV:

·	an annual report for the immediately preceding fiscal year prepared in accordance with the CNBV’s general regulations by no later than April 30 of each year;

·	quarterly reports, within 20 business days following the end of each of the first three quarters and 40 business days following the end of the fourth quarter;

·	reports disclosing material events promptly upon their occurrence;

·	reports regarding corporate restructurings, such as mergers, acquisitions, spin-offs or asset sales approved at shareholders’ meetings or by the board of directors;

·	a summary of the resolutions adopted at any shareholders’ meeting, on the business day immediately following the date of that meeting; and

·	disclosure in respect of certain material agreements among shareholders.

Pursuant to the CNBV’s General Issuers’ Rules, the internal rules of the BMV were amended to implement an automated electronic information transfer system (Sistema Electrónico de Envío y Difusión de Información, or “SEDI”), for information required to be filed with the BMV which is called Sistema Electrónico de Comunicación con Emisoras de Valores, or “EMISNET.” Issuers of listed securities must prepare and disclose their financial information and any other required information via EMISNET. Immediately upon its receipt, the BMV makes the financial or other required information submitted via EMISNET by the issuer available to the public.

The General Issuers’ Rules and the rules of the BMV require issuers of listed securities to disclose material events (eventos relevantes) through SEDI that relate to any act, event or circumstance that could influence an issuer’s share price. If listed securities experience unusual price volatility, the BMV will immediately request that the issuer inform the public the causes of the volatility or, if the issuer is unaware of the causes, that the issuer make a statement to that effect. In addition, the BMV may immediately request that the issuer disclose any information relating to material events, when it deems the information currently disclosed to be insufficient, as well as instruct the issuer to clarify the information when necessary. The BMV may request that issuers confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded. The BMV must immediately inform the CNBV of any such requests.

In addition, the CNBV may also make any of these requests directly to issuers. An issuer may opt to defer the disclosure of material events, as long as:

·	the issuer maintains adequate confidentiality measures (including maintaining records of persons or entities in possession of material non-public information);

·	the information is related to transactions that have not been completed;

·	there is no misleading public information relating to the material event; and

·	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the BMV and a foreign securities exchange, the issuer must simultaneously file the information that it is required to be filed pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the BMV.

Suspension of Trading

In addition to the authority of the BMV under its internal regulations as described above, pursuant to the rules of the CNBV, the CNBV and the BMV may suspend trading of an issuer’s shares:

·	if the issuer does not disclose a material event or to comply with reporting obligations;

·	upon price or volume volatility or changes in the offer or demand for those shares that are not consistent with their historic performance and cannot be explained solely through information made publicly available pursuant to the CNBV’s general regulations;

·	to prevent disorderly market conditions; or

·	technological contingencies in the operational systems of the BMV.

The BMV must immediately inform the CNBV and the general public of any such suspension. While trading with the shares is suspended, investors may not trade their shares on the BMV (although ADSs may continue to be traded, if not suspended simultaneously). An issuer may request that the CNBV or the BMV resume trading, provided that the issuer demonstrates that the causes triggering the suspension have been resolved and, if applicable, that it is in full compliance with the periodic reporting requirements under applicable law. The BMV may reinstate trading in suspended shares (i) when it deems that the material events have been adequately disclosed to investors, (ii) when it deems that the issuer has adequately explained the reasons for the changes in offer and demand, volume traded, or prevailing share price, or (iii) when the events affecting the unusual share price volatility or performance have ceased to exist. If an issuer’s request has been granted, the BMV will determine the appropriate mechanism to resume trading. Trading is generally resumed at a price per share equal to the last available price prior to the suspension or through an auction mechanism conducted by the BMV. If trading of an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose via SEDI the causes that resulted in the suspension and reasons why it is now authorized to resume trading, before trading may resume.

Under current regulations, the BMV may consider the measures adopted by other non-Mexican stock exchanges to suspend and/or resume trading of an issuer’s shares in cases where the relevant securities are simultaneously traded on stock exchanges located outside of Mexico. If trading of our common shares is suspended, there will be no liquidity or market for our common shares and the holders or our shares will be prevented from selling our shares while trading of our shares is suspended. In turn, if not suspended simultaneously, holders of ADSs may continue to trade their ADSs.

Insider Trading, Trading Restrictions and Disclosure Requirements

The Mexican Securities Market Law contains specific regulations regarding insider trading, including the requirement that persons in possession of information deemed privileged, abstain (i) from trading, directly or indirectly, in any relevant issuer’s securities or derivatives with respect to those securities whose trading price could be affected by that information, (ii) from making recommendations or providing advice to third parties to trade in those securities, and (iii) from disclosing or communicating that privileged information to third parties (except for persons to whom such information must be disclosed as a result of their position or employment i.e., governmental authorities).

Pursuant to the Mexican Securities Market Law, the following persons, among others, must notify the CNBV of any transactions undertaken as they relate to a listed issuer’s stock:

·	members and the secretary of a public entity’s board of directors, its statutory auditor, the chief executive officer and other officers, as well as the external auditors;

·	any person that, directly or indirectly, controls 10.0% or more of a listed issuer’s outstanding share capital;

·	members and the secretary of the board of directors, the statutory auditor, the chief executive officer and other officers of companies that, directly or indirectly, control 10.0% or more of a listed issuer’s outstanding share capital;

·	any person or group of persons who have a significant influence over the issuer and, if applicable, in the companies of the business group or consortium to which the issuer belongs; and

·	any person who carries out transactions with securities that deviate from their historical investment patterns in the market and who may reasonably have had access to privileged information through the persons referred to in the preceding sections.

In addition, under the Mexican Securities Market Law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.

Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquirer owning 10.0% or more, but less than 30.0%, of an issuer’s outstanding share capital must be publicly disclosed to the CNBV and the BMV, by no later than one business day following the acquisition.

Any acquisition by an insider that results in the insider holding 5.0% or more of a public company’s outstanding share capital must also be publicly disclosed to the CNBV and the BMV no later than one business day following the acquisition. Some insiders must also notify the CNBV of share purchases or sales that occur within any calendar quarter or five-day period and that exceed certain value thresholds. The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind, be taken into account in the calculation of share ownership percentages.

Tender Offers

The Mexican Securities Market Law contains provisions relating to public tender offers in Mexico. According to the Mexican Securities Market Law, tender offers may be voluntary or mandatory. Both are subject to the prior approval of the CNBV and must comply with general legal and regulatory requirements. Any intended acquisition of a public company’s shares that results in the buyer owning 30.0% or more, but less than a percentage that would result in the buyer acquiring control of a company’s voting shares, requires the buyer to make a mandatory tender offer for the greater of (a) the percentage of the share capital intended to be acquired or (b) 10.0% of the company’s outstanding capital stock. Finally, any acquisition of a public company’s shares that is intended to obtain voting control, requires the potential buyer to make a mandatory tender offer for 100.0% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100.0%). Any tender offer must be made at the same price to all shareholders and classes of shares, regardless of whether the shares are voting, limited voting or non-voting. Within 10 business days as of the date of initiation of the tender offer, the board of directors, with the advice of the corporate practices committee and, if desired, based upon a fairness opinion prepared by a third party expert, must issue its opinion of any tender offer resulting in a change of control, which opinion refers to the fairness of the price offered and must take minority shareholder rights into account. The opinion is required to disclose any conflicts of interest that affect any of the members of the board of directors.

Together with the opinion referred to in the prior paragraph, each of the members of the board of directors and the chief executive officer of the applicable public company, must disclose to the public whether or not any of them will sell the shares they own (and the number of shares to be sold) in the tender offer.

Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders, regardless of whether the shares are voting, limited voting or non-voting (to the extent the tender offer is not made for one hundred percent (100.0%) of the public company’s outstanding capital stock, but exceeds the tender threshold). In addition, the tender period must be extended if the terms of a tender offer are significantly amended and that extension must be for at least 5 additional business days.

The Mexican Securities Market Law also requires that convertible securities, warrants and derivatives that can be settled in kind representing underlying securities be taken into account in the calculation of the individual or group of individuals that, directly or indirectly, intends to acquire shares of a company.

Anti-Takeover Protections

The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their bylaws if those provisions (i) are approved by a majority of the shareholders present at a general extraordinary shareholders meeting, provided that no shareholder or group of shareholders representing 5.0% or more of the capital stock present at the relevant meeting vote against those provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.

Market Maker

On June 16, 2020, we entered into a Market Maker Services Agreement with BTG Pactual Casa de Bolsa, S.A. de C.V., or the “Market Maker,” pursuant to which the Market Maker agreed to provide market maker services in connection with our common shares. The Market Maker Services Agreement became effective on July 1, 2020 and was amended on June 23, 2021, June 16, 2022 and June 21, 2023.

During the period from January to October 2023, the Market Maker traded an aggregate of 34,846,454 common shares, or 4.49% of the total trading volume for our common shares (excluding cross trades), and contributed additional liquidity of Ps.1,981.1 million from January 1, 2023 to October 31, 2023. In addition, since the execution of the Market Maker Services Agreement, the monthly average bid-ask spread for our common shares has improved from 0.199% in 2021 to 0.187% in 2022 to 0.109% from January 1, 2023 to October 31, 2023, which represents a decrease in average spread of 41.71% from 2022 to October 31, 2023. Similarly, the average monthly spread increased from 119,182 in 2022 to 174,429 in the period from January 1, 2023 to October 31, 2023, representing a 46.36% increase. During the period from July 1, 2020 to October 31, 2023 the average trading price of our common shares on the BMV increased from Ps.33.80 to Ps.56.53, which represents an increase of 68.87%.

The following table contains a breakdown of the Market Maker’s share of trading volume for our common shares and the bid-ask spread for our common shares from January 2022 to October, 2023:

Period	Spread	Share of Trading Volume
January 2022	98,203	0.23%
February 2022	93,211	0.24%
March 2022	144,371	0.19%
April 2022	115,510	0.22%
May 2022	103,433	0.24%
June 2022	162,069	0.22%
July 2022	120,209	0.20%
August 2022	119,454	0.17%
September 2022	122,765	0.16%
October 2022	101,773	0.12%
November 2022	111,781	0.12%
December 2022	137,402	0.13%
Average	119,182	0.19%
January 2023	126,227	6.77%
February 2023	125,691	4.57%
March 2023	149,333	4.43%
April 2023	131,024	4.42%
May 2023	152,250	4.01%
June 2023	197,092	4.12%
July 2023	179,172	3.01%
August 2023	184,353	5.13%
September 2023	196,974	4.71%
October 2023	302,178	3.76%
Average	174,429	4.49%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, and the notes thereto included elsewhere in this prospectus and the information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial Information and Operating Data.” All financial information included in this prospectus, unless otherwise indicated, is presented in U.S. dollars and has been prepared in accordance with IFRS.

This prospectus contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” In addition to the other information in this prospectus, investors should consider carefully the following discussion and the information set forth under “Risk Factors” before investing in our common shares.

Overview

We are a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 15 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of September 30, 2023, our portfolio was comprised of 213 buildings with a total GLA of 36.9 million square feet (3.4 million square meters), and a stabilized occupancy rate of 97.3%. Our GLA has grown 61.5x since we began operations in 1998, representing a CAGR of 17.9% since our initial public offering in 2012. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.

Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and an extensive development pipeline. As we continue to evolve, we seek to become a world-class fully integrated industrial real estate company, striving to adhere to the highest standards available worldwide.

We believe that over the last five years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan for 2014 to 2019, and since 2019, our “Level 3 Strategy”. We are aiming to maximize growth in Vesta FFO by implementing this strategy, which establishes our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “Business—Our Level 3 Strategy.”

Our profit for each of the nine-month periods ended September 30, 2023 and 2022 was US$202.8 million and US$164.9 million, respectively. Our profit for the nine-month period ended September 30, 2023 has increased 23.0%, as compared to the nine-month period ended September 30, 2022. Our basic earnings per share have increased 15.1%, as compared to the nine-month period ended September 30, 2022. These increases in profit and basic earnings per share were primarily attributable to an increase of US$39.7 million in gain on revaluation of investment property primarily due to market conditions during each quarter, including a decrease in discount rates, exit rates and inflation rates, as well as a US$27.0 million increase in rental income reflecting the growth of our leasing portfolio period to period. Vesta FFO per share has increased 4.7% and 16.9%, as compared to the three-month period and the nine-month period ended September 30, 2022, respectively. Our total GLA has grown 6.6% and 6.5%, as compared to the three-month and nine-month period ended September 30, 2022, respectively. In addition, Adjusted NOI has grown 20.0% and 18.8%, as compared to the three-month and nine-month periods ended

September 30, 2022, respectively. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see “Summary Consolidated Financial Information and Operating Data—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our profit for each of the years ended December 31, 2022 and 2021 was US$243.6 million and US$173.9 million, respectively. Our profit for the year has increased 6.0x since 2012, growing at a CAGR of 19.6% from 2012 to 2022 and 40.1% from 2021 to 2022. Our basic earnings per share have increased 2.5x since 2012 growing at a CAGR of 9.8% from 2012 to 2022 and 33.0% from 2021 to 2022. Vesta FFO per share has increased 36.3x since 2012 growing at a CAGR of 10.8% from 2012 to 2022 and 15.4% from 2021 to 2022. Our total GLA has grown 2.8x since 2012 growing at a CAGR of 10.8% from 2012 to 2022 and 8.45% from 2021 to 2022. In addition, Adjusted NOI has grown at a CAGR of 13.3% from 2012 to 2022 and 12.5% from 2021 to 2022. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see “Summary Consolidated Financial Information and Operating Data—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers through BTS Buildings, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties, also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop Inventory Buildings, which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.

We believe that we are one of the only fully vertically-integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale, in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by outsourcing all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001-2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001-2015 Standard certification that focuses on risk mitigation.

The following table presents a summary of our real estate portfolio as of the nine-month period ended September 30, 2023 and each of December 31, 2022 and 2021:

	As of September 30,	As of December 31,
	2023	2022	2021
Number of real estate properties	213	202	189
GLA (sq. feet)(1)	36,905,960	33,714,370	31,081,746
Leased area (sq. feet)(2)	34,128,931	32,054,026	29,257,404
Number of tenants	192	183	175
Average rent per square foot (US$ per year)(3)	5.4	5.0	4.5
Weighted average remaining lease term (years)	5.5	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.4	4.7	4.7
Stabilized Occupancy rate (% of GLA)(5)	97.3	97.3	94.3

(1)	Refers to the total GLA across all of our real estate properties.

(2)	Refers to the GLA that was actually leased to tenants as of the dates indicated.

(3)	Calculated as the annual base rent as of the end of the relevant period divided by the GLA. For rents denominated in pesos, annual rent is converted to US$ at the average exchange rate for each quarter.

(4)	Calculated as the annual income collected from rental revenues during the relevant period divided by the square feet leased. For income collected denominated in pesos, income collected is converted to US$ at the average exchange rate for each quarter.

(5)	We calculate stabilized occupancy rate as leased area divided by total GLA. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.

Basis for the Preparation of Our Financial Information

Our financial statements included in this prospectus have been prepared in accordance with IFRS on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in our financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

·	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that we can access at the measurement date;

·	Level 2 fair value measurements are those derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

·	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

Principal Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our business is closely tied to general economic conditions in Mexico and, to a lesser extent, the United States and elsewhere. As a result, our financial and operating performance, the value of our portfolio and our ability to implement our business strategy may be affected by changes in national and global economic conditions. The performance of the real estate markets in which we operate tends to be cyclical and is related to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past and a recurrence of these conditions could result in a decrease in our revenues.

All of our operations are conducted in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition, results of operations and prospects may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, price instability, inflation, interest rates, changes in regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or cause a shift to lower margin services and products.

In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our business. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition, results of operations and prospects. For more information on these risks, see “Risk Factors—Risks Related to Mexico.”

Rental Income

Our primary source of revenues is the rental income received from customers under operating leases. The amount of rental income generated by the properties that comprise our portfolio depends primarily on our ability to (i) maintain our current occupancy rates, (ii) lease currently available space and space that becomes available from lease terminations and (iii) acquire or develop new properties or expand existing properties. As of September 30, 2023 and 2022, our stabilized occupancy rate at our industrial buildings was 97.3% and 96.6%, respectively. As of December 31, 2022 and 2021, our stabilized occupancy rate at our industrial buildings was 97.3% and 94.3%, respectively. The amount of rental income generated by our leased properties also depends on our ability to collect rent payments from our tenants pursuant to their leases, as well as our ability to increase our rental rates. In addition, increases in rental income will partially depend on our ability to acquire additional properties that meet our investment criteria and to develop those properties, as well as our ability to expand the GLA of our existing properties where possible. Positive or negative trends in our tenants’ businesses or in geographic areas where we operate could also impact our rental income in future periods.

Lease Expirations

Our ability to re-lease space promptly upon the expiration of a lease will impact our results of operations and is affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. As of September 30, 2023, our leases scheduled to expire in the fourth quarter of 2023 and 2024 represented 2.2% and 11.2%, respectively, of our leased GLA.

Market Conditions

We plan to seek additional investment opportunities throughout Mexico, particularly within industrial and trade corridors. Positive or negative changes in market conditions will impact our overall performance. Future downturns in regional economic conditions affecting our target markets or downturns in the industrial real estate sector that impair our ability to enter into new leases and/or re-lease existing space and/or the ability of our tenants to fulfill their lease commitments, as in the event of their insolvency or bankruptcy, could adversely affect our ability to maintain or increase rental rates at our properties.

Competition

We compete with a number of buyers, developers and operators of industrial properties in Mexico, many of whom offer products or may seek to purchase properties similar to ours in the same markets as ours. In the future, an increase in competition may diminish our opportunities to acquire a desired property on favorable terms or at all, and we may become displaced by our competitors. In addition, competition may affect the occupancy rates of our properties, and thus our financial results, and we may be pressured to reduce our rental rates below those we currently charge or to offer substantial rent abatements, improvements, early termination rights or favorable renewal options to tenants in order to retain them when their leases expire.

Property Operating Costs

Our property operating costs are largely composed of real estate taxes, insurance costs, maintenance costs and other property-related expenses. The majority of maintenance costs are passed on to the tenants and are paid by them in the form of regular maintenance fees. Accordingly, we do not report these maintenance costs under property operating costs. Most of our leases are double net leases, which means the tenant is responsible for insurance costs in addition to rent, or triple net leases where the tenant is responsible for the cost of insurance, real estate taxes and maintenance in addition to rent.

Inflation

Prior to 2021, inflation had been low and had a minimal impact on the operating performance of our industrial properties in our markets of operation; however, inflation significantly increased in 2021 and 2022, and may continue to be elevated or increase further; for the nine-month period ended September 30, 2023, inflation growth rates have slowed down slightly in comparison to those of 2021 and 2022. Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was 3.2% for 2020, 7.4% for 2021, 7.8% for 2022 and 4.5% for the nine months ended September 30, 2023. See “Risk Factors¾Risks Related to Mexico¾The rate of inflation in Mexico and the actions of the Federal Government to control it may have a negative impact on our investments.”

Most of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally consider annual increases in rental rates using the applicable inflation rate for the last twelve months. The rent increase takes effect on each anniversary of a lease’s commencement date. Most of our leases provide a clean inflation cost pass-through, while others cap the annual increase at a specific level or provide for a fixed increase due to inflation. The applicable inflation rate depends on the currency of the lease: U.S. dollar-denominated leases are indexed to CPI and peso-denominated leases are indexed to INPC.

However, because rent adjustments lag behind the actual increases in inflation, our margins may decrease during the period preceding the adjustment but our costs will increase due to inflation. Moreover, under our leases we typically have exposure to increases in non-reimbursable property operating expenses, including expenses incurred related to vacant premises. In addition, we believe that some of the existing rental rates under our leases subject to renewal are below current market rates for comparable space and that upon renewal or re-leasing, those rates may be increased to be consistent with, or closer to, current market rates, which may also offset our exposure to inflationary expense pressures related to our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities make it more expensive to develop properties. With respect to our outstanding indebtedness, we periodically evaluate our exposure to interest rate fluctuations, and may enter into derivative transactions that attempt to mitigate, but do not eliminate, the impact of changes in interest rates on our variable rate loans.

Effects of the COVID-19 Pandemic

In 2020, to mitigate the impact of the COVID-19 pandemic on our business and results of operations, we developed and executed strategies to adapt to the conditions and offer temporary relief to our clients. As a result of these efforts, we were able to identify promptly emerging trends and to take advantage of certain business opportunities. Among other things, we engaged in negotiations with our clients from a long-term view standpoint and agreed to payment extensions with the tenants who met our strict criteria. We granted a total of 38 payment extensions, representing an aggregate amount of approximately US$6.6 million, of which 82% were recovered as of December 31, 2020.

As of September 30, 2023, 100.0% of our tenants had resumed operations and we recovered the balances owed by all of our customers under their payment extensions, except for one, for which the amount due is immaterial. As a result, while many real estate sectors and regions have suffered significant losses, we believe that the COVID-19 pandemic has not had a material impact on the Mexican industrial real estate sector. Nonetheless, we continue to monitor closely our financial and operating performance and to reduce our costs where possible, and we reassessed our relationships with certain nonmaterial customers. For additional information, see note 1 to our audited consolidated financial statements appearing elsewhere in this prospectus and “Risk Factors—Risks Related to Our Business—The COVID-19 pandemic has had and may continue to have a negative impact on our business.”

Critical Accounting Estimates

Overview

In preparing our financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. We also use judgments and estimates to recognize revenues, expenses and other transactions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Estimates and assumptions are based on historical data and other factors deemed reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be materially and adversely affected.

For more information, see notes 2 and 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Valuation of Investment Property

Our Audit Committee has approved management’s decision to fully implement IFRS 13 in order to reflect the fair value of our investment properties in our accounting statements. We engage on a quarterly basis external appraisers in order to obtain an independent opinion as to the market value of all our investments properties, including our properties under development. We submit to each appraiser an updated rent roll of the portfolio under their review, and we provide them access to the properties, leasing contracts and specific operating details of the portfolio.

The independent appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, which are not directly observable in the market, to estimate the fair value of our investment property such as discount rates, long-term net operating income, inflation rates, absorption periods and market rents. This appraisal is performed on a quarterly basis. The discounted cash flows approach is used to determine the market value of our buildings, and the replacement cost approach is used to determine the market value of our Land Reserves. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset.

Following these techniques and methodologies the appraisers estimate the fair market value of all our investment properties.

In order to review the appraisers’ valuations, we have divided our portfolio among the appraisers, with at least two appraisers per geographic market. Upon receiving the appraisers’ reports, we compare valuations from the different appraisers in order to verify their accuracy. If a discrepancy is identified we review the information submitted to the appraisers. In addition, we obtain drafts of the valuation reports and perform an independent review of the results for each property. We use our knowledge of each property and regional portfolios as well as the conditions in each market, obtained through discussions with our development department, as well as his or her knowledge of movements in interest rates, turnover and other judgments used in the valuation, and reviews the reasonableness of the results reported according to these criteria and the movement in the reported result with respect to the value recorded in the previous quarter. During our review process, we share our observations concerning inconsistencies in factual information, inaccurate statements or text with the appraisers and request that they review their reports and revise if appropriate. We also challenged the appraisers as to the extent to which recent market transactions and expected rental values which they use to derive their valuations took into account the impact of climate change. After discussing with the appraisers, they provide updated final reports. The valuation commentaries and supporting evidence provided by the appraisers enabled us to consider the property specific factors that may have had an impact on value, including recent comparable transactions where appropriate. We concluded that the assumptions used by the appraisers in their valuations were supportable in light of available and comparable market evidence and, as a result, we approved the final valuation report for recording. No adjustments are performed to investment property valuation reports after such reports are finalized.

For more information, see note 8 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our management believes that the chosen valuation methodologies are appropriate for determining the fair value of the type of investment properties we own.

Description of Principal Line Items

The following briefly describes the components of revenue and expenses as presented in our statement of comprehensive income.

Revenues

The primary source of our revenues comes from rental income which our customers pay to us under operating leases and are recorded on an accrual basis. We provide reimbursable building services pursuant to certain leases we have entered into. As a result, we may recover certain operating expenses with respect to our leased properties from time to time. Rental income under our financial statements includes those reimbursements.

Property Operating Costs

Property operating costs are composed of (i) real estate taxes, (ii) insurance costs, (iii) maintenance costs, and (iv) other property-related expenses.

Real estate taxes vary among the Mexican states based upon values determined by local authorities. Insurance costs relate to the insurance premiums we pay to our insurance providers for insurance policies relating to each of our real estate properties, which provide coverage for acts of God, third-party liability and business interruption losses, among others. Maintenance costs include costs associated with the structural maintenance of each of our industrial buildings. Other property-related expenses include lighting services on our properties, security services in the industrial parks we manage and on our vacant properties, legal fees for the collection of past due operating lease receivables from delinquent clients and fees we pay to industrial parks owned by third parties for certain services provided in those industrial parks. The allowance for operating lease receivables of doubtful recovery is created by our management upon their review of the age profile of accounts receivable and on a tenant-by-tenant basis depending on management’s assessment of each tenant’s likelihood to make rental payments on a timely basis.

General and Administrative Expenses

General and administrative expenses consist of the following: (i) marketing, advertising and promotion expenses, (ii) auditing and tax consulting expenses related to the review of our individual and financial statements, (iii) legal expenses for matters other than the collection of rental payments under lease agreements relating to our industrial properties, (iv) wages, salaries and bonuses that we pay to our employees, (v) employee direct benefits, (vi) indirect equity issuance and trading costs, and (vii) depreciation of office furniture.

Other Income and Expenses

Other income and expenses is composed of the following:

·	interest income: interest income consists of interest earned on our cash and cash equivalents;

·	other income: other income includes (i) nonrecurring items related to acquisitions of shares of other companies, and (ii) other miscellaneous items such as inflation and interest on recoverable income taxes;

·	finance cost: interest expense primarily includes accrued interest on our debt and other financing-related expenses;

·	exchange gain: based on the primary economic environment in which we operate, our management has determined that the U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN, which considers the peso to be its functional currency. Therefore, exchange gain represents the effect of changes in exchange rates on monetary assets and liabilities denominated in pesos held by Vesta and all of its subsidiaries except for WTN. It also includes the effects of changes in exchange rates on U.S. dollar-denominated indebtedness of WTN. We recognize an exchange gain or loss depending on whether we hold monetary assets or liabilities denominated in pesos and whether the peso appreciates or depreciates against the U.S. dollar; and

·	gain on revaluation of investment property: gain on revaluation of investment property is the gain derived as a result of changes in the fair value of our investment properties as determined by independent appraisers. The appraisals are performed on a quarterly basis. We record a gain on revaluation of investment property for years in which the fair value of our properties increases as compared to the previous year, or a loss on revaluation of investment property if the fair value decreases.

Profit for the Year

Profit for the year is our profit before taxes, minus income taxes.

Other Comprehensive Income (Loss)

As mentioned above, WTN considers the peso to be its functional currency. Because our financial statements are presented in U.S. dollars, we are required to translate WTN’s financial information to U.S. dollars for recognition purposes. The exchange differences on translating WTN’s financial information are reported as other comprehensive income (loss) in accordance with IFRS.

Results of Operations

The following table presents data derived from our consolidated statement of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022, and the years ended December 31, 2022 and 2021.

	For the Three-Month Period Ended September 30,		For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2023	2022	2023(1)	2022	2022	2021
	(millions of US$, except per share data)
Revenue:
Rental income	55.8	45.5	157.6	130.6	178.0	160.7
Management fees	0.6	—	0.9	—	—	0.1

Property operating costs related to properties that generated rental income	(4.4)	(2.3)	(10.3)	(6.1)	(8.9)	(8.5)
Property operating costs related to properties that did not generate rental income	(1.4)	(0.6)	(3.0)	(1.5)	(2.5)	(2.2)
General and administrative expenses	(7.3)	(5.9)	(22.3)	(18.5)	(24.4)	(21.4)

Interest income	4.4	1.4	5.5	1.5	2.6	0.1
Other income – net	1.7	0.3	2.4	0.6	1.0	-
Finance costs	(11.4)	(11.8)	(34.7)	(34.1)	(46.4)	(50.3)
Exchange gain (loss) – net	(2.2)	(0.9)	6.2	(0.3)	1.9	(1.1)
Gain on sale of investment property	—	—	—	5.0	5.0	14.0
Gain on revaluation of investment property	95.2	63.0	179.5	139.8	185.5	164.6
Profit before income taxes	131.0	88.7	281.8	217.0	291.8	256.0
Total income tax expense	(54.8)	(26.7)	(79.0)	(52.1)	(48.2)	(82.1)
Profit for the period	76.2	62.0	202.8	164.9	243.6	173.9
Other comprehensive income (loss) – net of tax:
Items that may be reclassified subsequently to profit – Fair value gain on derivative instruments	—	—	—	—	—	2.9
Exchange differences on translating other functional currency operations	2.8	0.3	9.4	3.0	8.9	(4.8)
Total other comprehensive income	2.8	0.3	9.4	3.0	8.9	(2.0)
Total comprehensive income for the period	79.0	62.3	212.2	168.0	252.5	172.0

Basic earnings per share	0.0928	0.0912	0.2777	0.2413	0.3569	0.2683
Diluted earnings per share	0.0914	0.0896	0.2734	0.2373	0.3509	0.2636

_________________

(1)	Per share data includes the effects of Vesta’s initial public offering of 125,000,000 Common Shares on July 5, 2023.

Consolidated Statements of Profit and Other Comprehensive Income (Loss)

Nine-Month Period Ended September 30, 2023 Compared to the Nine-Month Period Ended September 30, 2022

Revenues

Rental income increased US$27.0 million, or 20.7%, to US$157.6 million for the nine-month period ended September 30, 2023 from US$130.6 million for the nine-month period ended September 30, 2022. This was primarily attributable to:

·	an increase of US$20.6 million, or 13.0%, in rental income from the leasing of new spaces or spaces that were vacant during the nine-month period ended September 30, 2022;

·	an increase of US$6.4 million, or 4.1%, in rental income resulting from increases on rent per adjustments for inflation in accordance with our leases;

·	an increase of US$2.2 million, or 1.4%, due to the currency translation effects of leases denominated in Mexican pesos; and

·	an increase of US$3.7 million, or 2.3%, resulting from the reimbursement of expenses paid by us on behalf of our customers and accounted for under rental income.

This increase was partially offset by:

·	a decrease of US$5.9 million, or 3.7%, in rental income from leases that expired and were not renewed during the nine-month period ended September 30, 2023.

Management fees arising from the real estate portfolio increased US$0.9 million from US$0.0 million for the nine-month period ended September 30, 2022 to US$0.9 million for the nine-month period ended September 30, 2023. This was primarily as a result of management fees received in respect of managing development improvements for our tenants and utilities charges to park third-party tenants.

Costs and expenses

Property operating costs from investment properties that generated rental income increased US$4.2 million, or 68.9%, from US$6.1 million for the nine-month period ended September 30, 2022 to US$10.3 million for the nine-month period ended September 30, 2023. This increase was primarily attributable to an increase in utilities for approximately US$2.3 million, bad debt recoveries for approximately US$0.8 million, increase in property taxes for US$0.6 million and other property related expenses including legal expenses as well as security and public services related expenses at our parks.

In addition, property operating costs from investment property that did not generate rental income increased by US$1.5 million, or 100.0%, from US$1.5 million for the nine-month period ended September 30, 2022 to US$3.0 million for the nine-month period ended September 30, 2023. This increase was primarily attributable to an increase in real estate taxes, as well as maintenance and other property related expenses such as security and public services related expenses at our parks.

General and administrative expenses increased US$3.8 million, or 20.5%, from US$18.5 million for the nine-month period ended September 30, 2022 to US$22.3 million for the nine-month period ended September 30, 2023. This increase was primarily attributable to the peso appreciation versus last year, which in turn impacted our employee benefits, auditing, legal and consulting expenses, and an increase in employee long-term incentive plan.

Interest income increased in US$4.0 million, from US$1.5 million for the nine-month period ended September 30, 2022 to US$5.5 million for the nine-month period ended September 30, 2023, which was attributable to higher interest rates in the period as well as the increase on cash deposits related to proceeds from the equity issuance during the period.

Other income increased in US$1.8 million, from US$0.6 million for the nine-month period ended September 30, 2022 to US$2.4 million for the nine-month period ended September 30, 2023, which was attributable to the net result of insurance recoveries for US$1.2 million and inflation effect on tax recoveries for US$0.2 million.

Finance cost increased US$0.6 million, from US$34.1 million for the nine-month period ended September 30, 2022 to US$34.7 million for the nine-month period ended September 30, 2023, primarily as a result of fees related to unused committed credit lines.

We recorded an exchange gain of US$6.2 million for the nine-month period ended September 30, 2023, compared to an exchange loss of US$0.3 million for the nine-month period ended September 30, 2022, representing an increase of US$6.5 million. This relates primarily to currency exchange rate activity in our dollar-denominated debt balance during 2023 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

We recognized a US$39.7 million increase in the gain on revaluation of investment property to US$179.5 million in the nine-month period ended September 30, 2023, from US$139.8 million in the nine-month period ended September 30, 2022, which was primarily due to market conditions during each quarter, including an increase in discount rates, exit rates and inflation rates and higher average price per acre of Land Reserves in 2023 as compared to those at the end of 2022.

Income Tax Expense

Our income tax expense increased US$26.9 million, or 51.6%, to an expense of US$79.0 million for the nine-month period ended September 30, 2023 from expense of US$52.1 million for the nine-month period ended September 30, 2022. This increase was primarily attributable to a higher estimated effective tax rate for the calendar year, mainly due to a higher inflationary gain related to our debt.

Profit for the period and basic earnings per share

Our profit for each of the nine-month periods ended September 30, 2023 and 2022 was US$202.8 million and US$164.9 million, respectively. Our profit for the nine-month period ended September 30, 2023 has increased 23.0%, as compared to the nine-month period ended September 30, 2022. Our basic earnings per share have increased 15.1%, as compared to the nine-month period ended September 30, 2022. These increases in profit and basic earnings per share were attributable to the factors described above, primarily an increase of US$39.7 million in gain on revaluation of investment property primarily due to market conditions during each nine-month period, including a decrease in discount rates, exit rates and inflation rates, and by a US$27.0 million increase in rental income.

Total Comprehensive Income for the Period

Total comprehensive income for the period is attributable to the aggregate effect of changes in exchange rates and their effect on the translation of the operations of WTN, which is our only subsidiary that uses the peso as its functional currency. We recorded an exchange gain on the translation of other functional currency operations of US$9.4 million for the nine-month period ended September 30, 2023, an increase of US$6.4 million, or 213.3%, compared to US$3.0 million for the nine-month period ended September 30, 2022.

As a result of the above, our total comprehensive income for the nine-month period ended September 30, 2023 was US$212.2 million, an increase of US$44.2 million, or 26.3%, compared to US168.0 million for the nine-month period ended September 30, 2022.

Three-Month Period Ended September 30, 2023 Compared to the Three-Month Period Ended September 30, 2022

Revenues

Rental income increased US$10.3 million, or 22.6%, to US$55.8 million for the three-month period ended September 30, 2023 from US$45.5 million for the three-month period ended September 30, 2022. This was primarily attributable to:

·	an increase of US$7.8 million, or 13.9%, in rental income from the leasing of new spaces or spaces that were vacant during the three-month period ended September 30, 2022;

·	an increase of US$2.2 million, or 3.9%, in rental income resulting from increases on rent per adjustments for inflation in accordance with our leases;

·	an increase of US$1.0 million, or 1.8%, due to the currency translation effects of leases denominated in Mexican pesos; and

·	an increase of US$1.4 million, or 2.6%, resulting from the reimbursement of expenses paid by us on behalf of our customers and accounted for under rental income.

This increase was partially offset by:

·	a decrease of US$2.2 million, or 3.9%, in rental income from leases that expired and were not renewed during the three-month period ended September 30, 2023.

Management fees arising from the real estate portfolio increased US$0.6 million from US$0.0 million for the three-month period ended September 30, 2022 to US$0.6 million for the three-month period ended September 30, 2023. This was primarily as a result of management fees received in respect of managing development improvements for our tenants and utilities charges to park third-party tenants.

Costs and expenses

Property operating costs from investment properties that generated rental income increased US$2.1 million, or 91.3%, from US$2.3 million for the three-month period ended September 30, 2022 to US$4.4 million for the three-month period ended September 30, 2023. This increase was primarily attributable to an increase in utilities for approximately US$1.0 million, bad debt recoveries for approximately US$0.5 million, increase in property taxes for US$0.3 million and other property related expenses including legal expenses as well as security and public services related expenses at our parks.

In addition, property operating costs from investment property that did not generate rental income increased by US$0.8 million, or 133.3%, from US$0.6 million for the three-month period ended September 30, 2022 to US$1.4 million for the three-month period ended September 30, 2023. This increase was primarily attributable to an increase in real estate taxes, as well as maintenance and other property related expenses such as security and public services related expenses at our parks.

General and administrative expenses increased US$1.4 million, or 23.7%, from US$5.9 million for the three-month period ended September 30, 2022 to US$7.3 million for the three-month period ended September 30, 2023. This increase was primarily attributable to the peso appreciation versus the same period last year, which in turn impacted our employee benefits, auditing, legal and consulting expenses, and an increase in employee long-term incentive plan.

Interest income increased in US$3.0 million, from US$1.4 million for the three-month period ended September 30, 2022 to US$4.4 million for the three-month period ended September 30, 2023, which was attributable to higher interest rates in the period as well as the increase on cash deposits related to proceeds from the equity issuance during the period.

Other income increased in US$1.4 million, from US$0.3 million for the three-month period ended September 30, 2022 to US$1.7 million for the three-month period ended September 30, 2023, which was attributable to the net result of insurance recoveries for US$1.2 million and inflation effect on tax recoveries for US$0.2 million.

Finance cost decreased US$0.4 million, from US$11.8 million for the three-month period ended September 30, 2022 to US$11.4 million for the three-month period ended September 30, 2023, primarily as a result of loan amortizations.

We recorded an exchange gain of US$2.2 million for the three-month period ended September 30, 2023, compared to an exchange gain of US$0.9 million for the three-month period ended September 30, 2022, representing an increase of US$1.3 million. This relates primarily to sequential currency movement in our dollar-denominated debt balance during 2023 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

We recognized a US$32.2 million increase in the gain on revaluation of investment property to US$95.2 million in the three-month period ended September 30, 2023, from US$63.0 million in the three-month period ended September 30, 2022, which was primarily due to market conditions during each quarter, including an increase in discount rates, exit rates and inflation rates and higher average price per acre of Land Reserves in 2023 as compared to those at the end of 2022.

Income Tax Expense

Our income tax expense increased US$28.1 million, or 105.2%, to an expense of US$54.8 million for the three-month period ended September 30, 2023 from expense of US$26.7 million for the three-month period ended September 30, 2022. This increase was primarily attributable to a higher estimated effective tax rate for the calendar year, mainly due to a higher inflationary gain related to our debt.

Profit for the period and basic earnings per share

Our profit for each of the three-month periods ended September 30, 2023 and 2022 was US$76.2 million and US$62.0 million, respectively. Our profit for the three-month period ended September 30, 2023 has increased 22.9%, as compared to the three-month period ended September 30, 2022. Our basic earnings per share have increased 1.8%, as compared to the three-month period ended September 30, 2022. These increases in profit and basic earnings per share were attributable to the factors described above, primarily an increase of US$32.2 million in gain on revaluation of investment property primarily due to market conditions during each three-month period, including a decrease in discount rates, exit rates and inflation rates, and by a US$10.3 million increase in rental income, partially offset by US$4.3 million increase in property costs and general and administrative expenses and US$28.1 million increase in income tax expense.

Total Comprehensive Income for the Period

Total comprehensive income for the period is attributable to the aggregate effect of changes in exchange rates and their effect on the translation of the operations of WTN, which is our only subsidiary that uses the peso as its functional currency. We recorded an exchange gain on the translation of other functional currency operations of US$2.8 million for the three-month period ended September 30, 2023, an increase of US$2.5 million, or 833.3%, compared to US$0.3 million for the three-month period ended September 30, 2022.

As a result of the above, our total comprehensive income for the three-month period ended September 30, 2023 was US$79.0 million, an increase of US$16.7 million, or 26.8%, compared to US62.3 million for the three-month period ended September 30, 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenues

Rental income increased US$17.3 million, or 10.8%, to US$178.0 million for the year ended December 31, 2022 from US$160.7 million for the year ended December 31, 2021. This was primarily attributable to:

·	an increase of US$19.4 million, or 12.0%, in rental income from the leasing of new spaces or spaces that were vacant during 2021;

·	an increase of US$8.7 million, or 5.4%, in rental income resulting from increases on rent from adjustments for inflation in accordance with our leases;

·	an increase US$2.7 million, or 40.6%, resulting from the reimbursement of expenses paid by us on behalf of our customers and accounted for under rental income; and

·	an increase of US$0.3 million, or 0.2%, due to the currency translation effects of leases denominated in Mexican pesos.

This increase was partially offset by:

·	a decrease of US$7.8 million in lost lease revenue from properties sold during 2021;

·	a decrease of US$5.6 million, or 3.5%, in rental income from leases that expired during 2021 and were not renewed for 2022; and

·	a decrease of US$0.3 million, or 0.2%, in rental income as a result of rental rate reductions agreed upon renewal of our leases in order to retain customers.

Management fees arising from the real estate portfolio we sold in May 2019 decreased US$0.1 million, or 100.0%, from US$0.1 million for the year ended December 31, 2021 to US$0.0 million for the year ended December 31, 2022. This was primarily as a result of the termination of contractual rights under the contract related to such sale.

Costs and expenses

Property operating costs from investment properties that generated rental income increased US$0.4 million, or 4.7%, to US$8.9 million for the year ended December 31, 2022 from US$8.5 million for the year ended December 31, 2021. This increase was primarily attributable to:

·	a decrease of US$0.1 million, or 3.0%, in real estate taxes due to higher prompt payment discounts in 2022, to US$1.8 million for 2022 from US$1.9 million for 2021;

·	an increase of US$64,827, or 4.2%, in maintenance costs, to US$1.6 million for 2022 from US$1.6 million for 2021;

·	an increase of US$0.3 million or 8.1% in other property related expenses.

In addition, property operating costs from investment property that did not generate rental income increased by US$0.3 million, or 13.6%, to US$2.5 million for 2022 from US$2.2 million for 2021. This increase was primarily attributable to an increase in the number of industrial parks that we own, resulting in greater property operating costs. In particular:

·	a US$0.2 million decrease in real estate taxes, to US$0.3 million for the year ended December 31, 2022 from US$0.5 million for the year ended December 31, 2021;

·	a US$0.4 million increase in other property related expenses.

General and administrative expenses increased US$3.0 million, or 14.1%, to US$24.4 million for 2022 from US$21.4 million for 2021. This increase was primarily attributable to an increase in salaries of US$1.8 million or 15.0%, and payments under our Long-Term Incentive Plan (as defined below), which increased by US$1.1 million or 19.7% to US$6.7 million for 2022 from US$5.6 million for 2021.

We recognized a share-based compensation expense of US$6.7 million in connection with the shares granted to our executive officers based on the performance of the market price of our shares for 2022, compared to US$5.6 million for 2021. The amount of this expense is determined based on the fair value of our shares as of the date of the share award, using a Monte Carlo model that takes into account the probable performance of our shares and those of a designated peer group. The Long-term Incentive Plan does not involve payments in cash and does not affect our Adjusted EBITDA or Vesta FFO. For more information, see note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

Interest income increased US$2.5 million, to US$2.6 million in 2022 from US$0.1 million in 2021. This increase was attributable to higher interest rates during 2022.

Other income – net increased US$1.0 million due to the net result of insurance recoveries for US$0.9 million and inflation effect on tax recoveries for US$0.1 million.

In 2022, our finance cost decreased by US$3.9 million as a result of higher rate debt outstanding during 2021, which was paid in advance by the end of that year.

In 2022, we recorded an exchange gain of US$1.9 million, compared to an exchange loss of US$1.1 million in 2021. The exchange gain (loss) is primarily explained by the effect of exchange rates between the U.S. dollar and the Mexican peso on WTN’s U.S. dollar-denominated debt.

In 2022, we sold land resulting in a gain of US$5.0 million, while in 2021 we sold a portfolio of industrial properties which resulted in a gain of US$14.0 million.

In 2022, our gain on revaluation of investment property increased by US$20.9 million compared to 2021. We recorded a US$20.9 million increase in gain on revaluation of investment property to US$185.5 million in 2022, from US$164.6 million in 2021. The appraisal was performed as of December 31, 2022 and reflects the observed conditions of the real estate market as of such date, mainly driven by higher inflation rates and higher average price per acre of Land Reserves in 2022 as compared to those at the end of 2021.

Income Tax Expense

Our current income tax expense decreased US$8.3 million, or 16.5%, to US$42.0 million for 2022 from US$50.3 million for 2021. This decrease was primarily attributable to the effect resulting from deductions of increased payments arising from accrued expenses for 2022.

Deferred income tax expense decreased US$25.6 million, or 80.5%, to US$6.2 million for 2022 from US$31.8 million for 2021. This US$25.6 million decrease resulted from the following:

·	US$16.1 million related to a benefit for: (i) the effect of changes in exchange rates used to convert the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, from Mexican pesos to U.S. dollars, as of the end of the year, (ii) a benefit from the impact of inflation on the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, as allowed by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), and (iii) the effects of the recognition of the fair value of our investment property for accounting purposes, since the carrying amount for tax purposes remains a historical cost and is subsequently depreciated;

·	US$4.3 million related to a benefit for the updated treatment of debt issuance cost according to tax rules applicable for 2022;

·	US$1.2 million benefit resulting from the derecognition of forward contract deferrals during 2022; and

·	US$3.3 million benefit related to currency translation of WTN.

·	US$0.4 million benefit related to the decrease on our reserves on lease receivables.

·	US$0.2 million benefit related to a larger accrual of employee benefits.

Our provision for income taxes in 2022 was US$48.2 million, as compared to US$82.1 million in 2021, resulting in an effective tax rate of 17% in 2022, as compared to 32% in 2021, primarily due to the effects of applicable exchange rates on tax balances.

Total Comprehensive Income for the Year

Total comprehensive income for the year is attributable to the aggregate effect of changes in exchange rates and their effect on the translation of the operations of WTN, which is our only subsidiary that uses the peso as its functional currency. We recorded an exchange gain on the translation of other functional currency operations of US$8.9 million for 2022, an increase of US$13.7 million compared to an exchange loss of US$4.8 million for 2021. During 2022, we liquidated our derivative financial instruments and, for 2022, we did not record any gain or loss on financial derivative instruments, a decrease of US$2.9 million compared to a gain of US$2.9 million for 2021.

As a result of the above, our total comprehensive income for 2022 was US$252.5 million, an increase of US$80.5 million, or 46.8%, compared to US$172.0 million for 2021.

Liquidity and Capital Resources

Overview

As of September 30, 2023, we had cash, cash equivalents and restricted cash totaling US$408.2 million, which accounted for 11.4% of our total assets; the increase in the cash balance as compared to December 31, 2022 is primarily due to the receipt of the net proceeds of US$423.6 million from Vesta’s initial public offering in July 5, 2023. As of December 31, 2022 and 2021, we had cash, cash equivalents and restricted cash totaling US$139.1 million, and US$452.8 million, respectively, which accounted for 4.7% and 16.4% of our total assets, respectively. Our cash and cash equivalents consist mainly of bank deposits and short-term investments denominated in U.S. dollars and pesos. Restricted cash represents cash and cash equivalents balances we hold that are only available for use under certain conditions pursuant to our long-term debt agreements. Because our cash balances are promptly allocated to the development and construction of properties, our treasury does not have in place a formal investment policy for these resources. We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Our primary source of short-term liquidity is our cash flow from operating activities. We use our cash flows from operating activities primarily to fund unanticipated capital expenditures and other corporate expenses. In addition, we use cash flows from operating activities to pay dividends.

We actively explore opportunities to develop new BTS Buildings, Multi-Tenant Buildings and PTS Parks and to acquire real estate portfolios, individual buildings, Land Reserves and properties subject to sale and leaseback arrangements that meet our investment criteria. We intend to engage in strategic development projects and acquisitions within the next year, which will require us to incur in capital expenditures and payment obligations. As a result, we will require significant long-term liquidity and liquidity resources to achieve our goals.

Our long-term liquidity requirements consist primarily of funds to pay for development or redevelopment projects, renovations, expansions, property acquisitions and other nonrecurring capital expenditures that need to be made periodically. We have traditionally satisfied our long-term liquidity requirements through loans and credit facilities, such as our syndicated loan agreements with Metropolitan Life Insurance Company (“MetLife”) and private placements of senior notes, among others. In 2021, we offered senior notes through a private offering in the United States and elsewhere in an aggregate principal amount of US$350.0 million. In addition, in 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility for an aggregate principal amount of US$200.0 million. We intend to satisfy our future long-term liquidity requirements through various sources of capital, including the issuance of additional equity and debt instruments. We expect any debt we may incur to contain customary restrictive covenants, including provisions that may limit our ability to incur additional indebtedness, further mortgage or transfer the applicable property, purchase or acquire additional property, change the conduct of our business or make loans or advances, or enter into any merger or consolidation with, or acquire the business, assets or equity of, any third party.

As of September 30, 2023, our investment property, which is our main source of revenues, increased by US$535.5 million, or 20.8%, to US$3.1 billion compared to US$2.6 billion as of September 30, 2022. This increase was primarily attributable to US$249.9 million spent in acquiring new properties and improving existing properties, a US$8.8 million gain on translation of foreign currency, and a US$10.8 million gain in revaluation of investment property, partially offset by a decrease of $9.04 million on disposal of investment properties.

As of December 31, 2022, our investment property increased by US$475.3 million, or 21.0%, to US$2.7 billion compared to US$2.3 billion as of December 31, 2021. This increase was primarily attributable to US$292.3 million spent in acquiring new properties and improving existing properties, a US$10.9 million gain on translation of foreign currency, and a gain in revaluation of investment property of US$185.5 million, partially offset by sales of investment property of US$9.7 million.

We did not have any off-balance sheet arrangements as of September 30, 2023, December 31, 2022 and as of any prior year.

Cash Flows

The following table shows the generation and use of cash for the nine-month periods ended September 30, 2023 and 2022, and the years ended December 31, 2022 and 2021.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2023	2022	2022	2021
			(millions of US$)
Net cash generated (used) by operating activities	128.9	75.5	65.2	107.9
Net cash (used) generated by investing activities	(195.8)	(168.3)	(262.2)	16.0
Net cash (used) generated by financing activities	344.6	(91.0)	(119.8)	212.5
Effects of exchange rates changes on cash	(8.7)	1.7	3.1	(4.1)
Net (decrease) increase in cash, cash equivalents and restricted cash	269.0	(182.1)	(313.7)	332.3

The most significant component of our cash flows from operating activities is our rental income. Cash flows from operating activities for the nine-month period ended September 30, 2023 amounted to US$128.9 million, an increase of US$53.4 million, or 70.7%, compared to US$75.5 million for the nine-month period ended September 30, 2022. Our cash flows from operating activities in the nine-month period ended September 30, 2023 were impacted primarily by a US$157.3 million lease receivables associated with higher revenues arising from our leases, US$5.5 million arising from interest income, US$4.4 million arising from guarantee deposits recovered and offset by US$80.2 million account payable and accrued expenses paid and US$41.4 million arising from income taxes paid. Cash flows from operating activities for 2022 amounted to US$65.2 million, a decrease of US$42.7 million, or 39.6%, compared to US$107.9 million for 2021. Our cash flows from operating activities in 2022 were impacted primarily by a US$27.9 million increase in income taxes, US$21.0 million in accrued expenses and US$17.2 million in prepaid expenses paid in advance, partially offset by a US$8.9 million decrease in guarantee deposits paid.

Cash flows used in investing activities for the nine-month period ended September 30, 2023 amounted to US$195.8 million, an increase in cash use of US$27.5 million, or 16.3%, compared to US$168.3 million for the nine-month period ended September 30, 2022. This was primarily as a result of a US$13.1 million increase on purchases of investment properties partially offset by US$14.8 million in amounts collected on sales of investment properties during the comparable period. Cash flows used in investing activities for 2022 amounted to US$262.2 million, an increase of US$278.1 million, or 1,743.4%, compared to US$15.9 million generated for 2021. This was primarily as a result of US$160.8 million spent on capital expenditures in properties and a US$117.2 million decrease resulting from fewer sales of investment properties. In 2022, our investing activities focused primarily on the construction of new buildings in the Bajío, Northern and Central regions. In 2022 and 2021, our capital investments totaled US$269.2 million and US$108.4 million, respectively.

Cash flows from financing activities for the nine-month period ended September 30, 2023 amounted to US$344.6 million, an increase of US$435.6 million, or 478.7%, compared to cash flows used in financing activities of US$91.0 million for the nine-month period ended September 30, 2022. The increase was mainly due to US$440.0 million proceeds from our equity issuance and the fact that we did not make any treasury share repurchases as compared to the repurchase of US$15.6 million in the nine-month period ended September 30,2022; which was partially offset by US$21.3 million paid on equity issuance costs. Cash flows used in financing activities for 2022 amounted to US$119.8 million, a decrease of US$332.3 million, or 156.4%, compared to cash flows from financing activities of US$212.5 million for 2021. This was primarily as a result of US$350.0 million obtained in 2021 from the issuance of our Sustainability-linked Senior Notes, and proceeds of US$223.2 million resulting from the 2021 Equity Offer, offset by a US$252.5 million prepayment of debt in 2021 and the US$15.6 million in 2022 for the repurchase of treasury shares.

Indebtedness

Overview

As of September 30, 2023, our total outstanding debt was US$928.2 million, of which 100%, consisted of long-term debt denominated in U.S. dollars, and US$287.2 million was secured by 70 investment properties and our rental income from those properties.

As of December 31, 2022, our total outstanding debt was US$930.5 million, of which US$925.9 million, or 98.9%, consisted of long-term debt denominated in U.S. dollars, and US$290.6 million was secured by 67 investment properties and our rental income from those properties.

As of December 31, 2021, our total outstanding debt was US$933.5 million, of which US$930.7 million, or 99.7%, consisted of long-term debt denominated in U.S. dollars, and US$293.5 million was secured by 69 investment properties and our rental income from those properties.

Principal Financing Arrangements

As of September 30, 2023, our financing arrangements carried a weighted average cost of 4.5%, with a weighted average maturity of 5.3 years. The following table contains a summary of our long-term indebtedness as of September 30, 2023 and 2022.

				Principal Amount Outstanding as of September 30,
	Original Principal Amount	Annual Interest Rate	Maturity	2023	2022
	(millions of US$)			(millions of US$)
Loan/Notes
2016 MetLife 10-year Loan	150.0	4.55%	Aug. 2026	144.9	147.3
2017 Series A Senior Notes	65.0	5.03%	Sept. 2024	65.0	65.0
2017 Series B Senior Notes	60.0	5.31%	Sept. 2027	65.0	60.0
2018 Series A Senior Notes	45.0	5.50%	May 2025	45.0	45.0
2018 Series B Senior Notes	45.0	5.85%	May 2028	45.0	45.0
2017 MetLife 10-year Loan	118.0	4.75%	Dec. 2027	116.6	118.0
2018 MetLife 8-year Loan	26.6	4.75%	Aug. 2026	25.7	26.1
Series RC Senior Notes	70.0	5.18%	June 2029	70.0	70.0
Series RD Senior Notes	15.0	5.28%	June 2031	15.0	15.0
Sustainability-linked Senior Notes	350.0	3.625%	May 2031	350.0	350.0
Sustainability-linked Revolving Credit Facility	200.0	SOFR plus 160 basis points(1)	Aug. 2025	—	—

(-) Less: Current portion				4.8	2.7
(-) Less: Direct issuance cost				9.0	10.0
Total long-term debt				923.4	928.7

_________________

(1)	Interest rate may increase if our leverage ratio exceeds 40.0%. For more information, see “¾Sustainability-linked Revolving Credit Facility.”

Secured Loan Agreements with MetLife

In 2016, we entered into a 10-year secured subordinated loan agreement for an aggregate principal amount of US$150.0 million with MetLife. This loan accrues interest at an annual rate of 4.55%, payable on a monthly basis. In March 22, 2018, we obtained an additional loan under this facility for US$26,600,000, which bears interest on a monthly basis at an annual fixed rate of 4.75%. The amortization of principal under both loans commenced on September 1, 2021 and will mature in August 2026. This credit facility is secured by 46 of our properties through a security trust agreement.

In 2017, we entered into a 10-year secured loan agreement for an aggregate principal amount of US$118.0 million with MetLife, which accrues interest at an annual rate of 4.75%. This loan bore interest monthly until December 1, 2022. After this date, we are only required to make monthly payments of principal until the loan matures on December 1, 2027. This loan is currently secured by 21 of our investment properties through a security trust agreement.

Series A and Series B Senior Notes

In 2017, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$125.0 million (respectively, our “Series A Senior Notes” and “Series B Senior Notes”). The Series A Senior Notes amount to US$65.0 million, will mature in September 2024 and bear interest at a fixed rate of 5.03%, payable on a semi-annual basis. The Series B Senior Notes amount to US$60.0 million, will mature in September 2027 and bear interest at a fixed rate of 5.31%, payable on a semi-annual basis.

In 2018, we completed the private placement of two additional tranches of Series A Senior Notes and Series B Senior Notes in the aggregate principal amount of US$45.0 million and US$45.0 million, respectively. These two additional tranches will mature in May 2025 and May 2028, respectively, and bear interest at a fixed rate of 5.50% and 5.85%, respectively, payable on a semi-annual basis. The proceeds from the placement of the Series A and Series B Senior Notes were used to finance our growth plan and to repay the outstanding balance of our revolving credit line.

Series RC and Series RD Senior Notes

In 2019, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$85.0 million (respectively, our “Series RC Senior Notes” and “Series RD Senior Notes”). The Series RC Senior Notes amount to US$70.0 million, will mature in June 2029 and bear interest at a fixed rate of 5.18%, payable on a semi-annual basis. The Series RD Senior Notes amount to US$15.0 million, will mature in June 2031 and bear interest at a fixed rate of 5.28%, payable on a semi-annual basis. The Senior RC Senior Notes and Series RD Senior Notes were placed with a consortium of institutional investors and are guaranteed by five of our subsidiaries.

Sustainability-linked Senior Notes

In 2021, we completed our inaugural issuance of sustainability-linked senior notes, or our “Sustainability-linked Senior Notes,” in the aggregate principal amount of US$350.0 million. Our Sustainability-linked Senior Notes accrue interest at an annual rate of 3.625%, payable on a semi-annual basis. We used the proceeds from our Sustainability-linked Senior Notes to prepay in full the principal and interest due under our loan with MetLife, which was scheduled to mature in April 2022, and our syndicated loan with Scotiabank as lead arranger, which was scheduled to mature in August 2024. These loans amounted to US$45.8 million and US$205.0 million, respectively. Our Sustainability-linked Senior Notes will mature in May 2031.

Sustainability-linked Revolving Credit Facility

In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility, or our “Sustainability-linked Unsecured Revolver Credit Facility,” for an aggregate principal amount of US$200.0 million. This facility bears interest at a rate equal to SOFR plus 160 basis points if our leverage ratio is less than 40.0%, or SOFR plus 175 basis points if our leverage ratio is higher than 40.0%.

Under the terms of both the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility, we must meet our Sustainability Performance Target (as defined below), in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility. For additional information on our Sustainability-Linked Financing Framework, see “Business—Environmental, Social and Governance Matters—Sustainability-Linked Financing Framework.”

Compliance with Covenants and Financial Ratios

Pursuant to the indebtedness described herein, we are required to comply with certain covenants. Failure to do so may result in our indebtedness being accelerated. In addition, certain of our indebtedness have cross-default and cross-acceleration clauses. These covenants reflect typical market practice and include, among others, limitations on our ability to:

·	merge with or into another entity;

·	undergo a change of control;

·	incur additional indebtedness and liens, subject to certain exceptions;

·	make asset sales, subject to certain exceptions;

·	make dividend and similar payments and prepayments of certain unsecured indebtedness; and

·	make investments in any of the following types of properties if the applicable percentage of our total asset value set forth below pertaining to such type of investment would be exceeded immediately following that investment:

·	investments in raw or undeveloped land exceeding in aggregate 15% of our total asset value;

·	investments in development properties exceeding in aggregate 20.0% of our total asset value;

·	investments in joint ventures exceeding in aggregate 10.0% of our total asset value;

·	investments in direct and indirect interests in real property (other than as stated above) exceeding in aggregate 3% of our total asset value; and

·	investments in any of the types of property described above exceeding in aggregate 35% of our total asset value.

We are also obligated under the terms of our indebtedness, among others, to:

·	maintain the collateral securing the notes;

·	comply with reporting requirements in connection with our financial and operational results;

·	maintain the following financial ratios:

·	a minimum equity value of not less than (i) US$848.8 million, plus (ii) 70.0% of the net proceeds of all offerings of our equity interests (excluding any net proceeds applied to repurchases of any of our equity interests) at all times;

·	a leverage ratio not exceeding 50.0% on any test date;

·	a ratio of secured debt to total asset value not exceeding 40.0% on any test date;

·	a ratio of unsecured debt to unencumbered asset value not exceeding 50.0% on any test date;

·	a fixed charge coverage ratio greater than 1.5 to 1.0 on any test date; and

·	a ratio of unencumbered property adjusted net operating income to debt service greater than 1.6 to 1.0 on any test date.

Contractual Obligations

The following table summarizes the maturity of our contractual obligations, including periodic amortizations, as of September 30, 2023, as well as the payment dates with respect to those obligations.

			Payments Due by Period
	Total		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
			(millions of US$)
Current portion of long-term debt	4.8		4.8	—	—	—
Long-term debt	932.4		—	119.5	377.9	435.0
Total	937.2	(1)	4.8	119.5	377.9	435.0

_________________

(1)	Includes debt issuance costs.

Capital Expenditures

In the nine-month period ended September 30, 2023, we incurred capital expenditures totaling US$195.7 million, primarily in connection with construction projects in the Northeast, Northwest, Center, Bajío-north and Bajío-south regions. In the nine-month period ended September 30, 2022, we incurred capital expenditures totaling US$182.6 million, primarily in connection with construction projects in the Northeast, Northwest, Bajío-north and Bajío-south regions.

In the year ended December 31, 2022, we incurred capital expenditures totaling US$269.2 million, primarily in connection with construction projects in the Northeast, Northwest, Center, Bajío-north and Bajío-south regions. In the year ended December 31, 2021, we incurred capital expenditures totaling US$108.4 million, primarily in connection with construction projects in the Northeast, Northwest, Bajío-north and Bajío-south regions.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management

In the ordinary course of our business we are subject to various types of market risks, including interest rate risks and foreign exchange risks, over which we have no control and which may adversely affect the value of our financial assets and liabilities and our future cash flows and profits. As a result of these market risks, we could suffer a loss due to adverse changes in interest rates or foreign exchange rates.

Our risk management policy is aimed at assessing our potential for suffering losses and their compounded impact, and at mitigating our exposure to changes in interest rates and foreign exchange rates.

Interest Rate Risk

We have market risk exposure to changes in interest rates. We minimize our exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates. This minimizes interest rate risk together with the fact that our investment properties generate a fixed income in the form of rental income which is indexed to inflation.

Under interest rate swap contracts, we agree to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Those contracts enable us to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.

As of September 30, 2023, we did not have any variable rate debt outstanding or interest rate swap contracts outstanding.

Foreign Exchange Risk

As of September 30, 2023 and 2022, 100.0% of our debt was denominated in U.S. dollars and 86.4% and 87.1% , respectively, of our rental income was generated by lease agreements denominated in U.S. dollars, while certain of our operating costs were denominated in pesos. As of December 31, 2022 and 2021, 100.0% of our debt was denominated in U.S. dollars and 87.0% and 87.5%, respectively, of our rental income was generated by lease agreements denominated in U.S. dollars, while certain of our operating costs were denominated in pesos. This exposes us to exchange rate risk. More importantly, we are exposed to foreign exchange risk as it pertains to WTN, our subsidiary whose functional currency is the peso. Fluctuations in exchange rates depend principally on national economic conditions, although general perceptions of emerging markets risk and global events, such as wars, recessions and crises, have in the past resulted in depreciation of currencies in emerging markets, such as Mexico. In addition, the Federal Government has in the past intervened and may continue to intervene in foreign exchange markets in the future.

The following table details our sensitivity to a 10.0% appreciation or depreciation in the U.S. dollar against the peso. This 10.0% is the sensitivity rate used when reporting foreign currency risk internally to our senior management, and represents our senior management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign-currency-denominated monetary items and adjusts their translation at the period end for a 10.0% change in foreign currency exchange rates. A positive number below indicates an increase in profit or equity where the U.S. dollar appreciates 10.0% against the relevant currency. For a 10.0% depreciation of the U.S. dollar against the peso, there would be a comparable impact on the profit or equity, and the balances below would be negative.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	(millions of US$)
Profit or loss impact:
Peso – 10.0% appreciation – gain	(0.5)	1.7	0.2	(0.2)
Peso – 10.0% depreciation – loss	0.6	(2.1)	(0.2)	0.3
U.S. dollar – 10.0% appreciation – loss	(53.7)	(62.4)	(59.5)	(65.0)
U.S. dollar – 10.0% appreciation – gain	53.7	62.4	59.5	65.0

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

JOBS Act

We are an “emerging growth company” under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we choose to rely on those exemptions, we may not be required to, among other things: (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies; and (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates (measured as of June 30 in any year in which we have been a reporting company for at least 12 months) or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens and accordingly, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our net revenue, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

·	our business and strategy of investment strategy of investing in industrial facilities, which may subject us to risks of the sector in which we operate but uncommon to other companies that invest primarily in a broader range of real estate assets;

·	our ability to maintain or increase our rental rates and occupancy rates;

·	the performance and financial condition of our tenants;

·	our expectations regarding income, expenses, sales, operations and profitability;

·	higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;

·	our ability to obtain returns from our projects similar or comparable to those obtained in the past;

·	our ability to successfully expand into new markets in Mexico;

·	our ability to successfully engage in property development;

·	our ability to lease or sell any of our properties;

·	our ability to successfully acquire land or properties to be able to execute on our accelerated growth strategy;

·	the competition within our industry and markets in which we operate;

·	economic trends in the industries or the markets in which our customers operate;

·	the continuing impact of the COVID-19 pandemic and the impact of any other pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;

·	loss of any significant customers;

·	the terms of laws and government regulations that affect us, and interpretations of those laws and regulations, including changes in tax laws and regulations applicable to our subsidiaries, such as increases in real property tax rates, and changes in environmental, labor, real estate and zoning laws;

·	deterioration of labor relations with third-party contractors, changes in labor costs and labor difficulties, including subcontracting reforms in Mexico comprising changes to labor and social laws;

·	supply of utilities, including electricity and water, and availability of public services, to support the operations of our tenants in our properties and industrial parks;

·	political and social developments in Mexico, including political instability, currency devaluation, inflation and unemployment;

·	the performance of the Mexican economy and the global economy;

·	the competitiveness of Mexico as an exporter of manufactured and other products to the United States and other key markets;

·	limitations on our access to sources of financing on competitive terms;

·	our ability to service our debt;

·	the performance of financial markets and our ability to refinance our financial obligations as needed;

·	changes in capital markets that might affect the investment policies or attitude in Mexico or regarding securities issued by Mexican companies;

·	obstacles to commerce, including tariffs or import taxes and changes to the existing commercial policies, and change or withdrawal from free trade agreements, including the USMCA, of which Mexico is a member that might negatively affect our current or potential clients or Mexico in general;

·	increase of trade flows and the formation of trade corridors connecting certain geographic areas of Mexico and the U.S., which results in a vigorous economic activity within those areas in Mexico and a source of demand for industrial buildings;

·	a negative change in our public image;

·	epidemics, catastrophes, insecurity and other events that might affect the regional or national consumption;

·	the loss of key executives or personnel;

·	restrictions on foreign currency convertibility and remittance outside Mexico;

·	our ability to execute our corporate strategies;

·	changes in exchange rates, market interest rates or the rate of inflation;

·	the growth of e-commerce markets;

·	possible disruptions to commercial activities due to acts of God and natural and human-induced disasters that could affect our properties in Mexico, including criminal activity relating to drug trafficking, terrorist activities, and armed conflicts; and

·	the effect of changes to the applicable tax legislation or regulations, including amendments to the laws that are applicable to our business or our clients’ businesses, changes in accounting principles, new legislation, intervention by regulatory authorities, government directives and monetary or fiscal policy in Mexico.

For more information, see “—Principal Factors Affecting Our Financial Condition and Results of Operations” and “Risk Factors.”

Industry and Regulatory Overview

Industry

Mexican Economy Overview

As of 2022, Mexico is among the world’s fifteen largest economies and the second largest economy in Latin America in terms of GDP, according to the IMF’s World Economic Outlook. Trade has become a material component of the economy with imports and exports rising from ~28% of GDP in 1993, before the implementation of the NAFTA which was replaced by the USMCA, to 78% of GDP as of 2022 according to the World Bank and INEGI. The U.S. is Mexico’s largest trading partner, with around 82% of Mexico’s exports being to the U.S., most of which is concentrated on manufacturing products. According to the World Bank, Mexico is the world’s 11th largest manufacturer in terms of value as of 2021. According to INEGI, the manufacturing sector accounted for 19% of GDP as of 2022, underscoring the linkage between both economies.

Mexico’s strategic geographic location, connectivity, qualified labor force and diverse industrial production base, and limited investment barriers have attracted significant foreign direct investment (“FDI”) in manufacturing, retail, financial services, communication and other sectors. The implementation of the USMCA compounds the internal factors supporting Mexico as a beneficiary of manufacturing supply chain diversification. The chart included below shows the historical evolution of Mexico’s imports and exports from 2002 to 2022.

Mexico’s Imports and Exports – Historical Evolution

Source: INEGI.

During 2020 and 2021, manufacturing, one of the main drivers of growth in Mexico during the past decade, registered a negative impact in output as the restrictions imposed due COVID-19 pandemic curtailed demand, both in Mexico and abroad. Additionally, the COVID-19 lockdown reduced output in 2020 and 2021 across industries such as automotive and electronics, among others. The gradual reopening of the economy in North America and the normalization of trade flows between the U.S. and Mexico from the beginning of 2022 have contributed to a faster recovery in manufacturing compared to other economic sectors. As economic activity recovered in the U.S., so did manufacturing output of Mexico, and many industries have surpassed pre-pandemic levels, as shown in the chart included above. The charts included below show Mexico’s manufacturing by products in 2022 and Mexico’s share of US imports from 1988 to 2022.

Source: United National COMTRADE Database.

Source: U.S. Census Bureau.

Overall, U.S. trade activity with Mexico has significantly increased since the 2000’s due to the commercial treaties executed between both countries, as well as North American cooperation and trade patterns such as nearshoring. The chart included below shows the evolution of imports and exports between Mexico and the U.S.

Source: U.S. Census Bureau.

According to the BCG Global Manufacturing Cost Competitiveness Index which tracks changes in relative factory wages, productivity growth, currency exchange rates and energy costs, Mexico, and other countries in the Southeast Asia region such as Thailand, Malaysia and Indonesia, offer the world’s most competitive manufacturing costs. The charts included below show the competitiveness indexes of different countries in terms of manufacturing costs.

Global Manufacturing Cost Index

Source: The 2019 BCG Global Manufacturing Cost Competitiveness Index.

Source: BCG, Ship Freight and Freight Groups (left graph); Gobierno de Mexico Data Mexico and Trading Economics (right graph).

According to the Organization for Economic Cooperation and Development, average labor costs in Mexico are 22% of a similarly skilled worker in the U.S. According to Kearney’s 2022 Reshoring Index Report, the strategic location of Mexico to serve the U.S. market creates a competitive advantage for Mexico.

Additionally, as a result of the trade and tariff war between U.S. and China, U.S. imports from Mexico increased in comparison to U.S. imports from China. The chart included below shows the impact of newly implemented tariffs in the U.S. on imports from different countries.

Source: Peterson Institute for International Economics July 2021 Policy Brief “Collateral Benefits? South Korean Exports to the United States and the US-China Trade War”.

Note: Changes in market share reflect change in each partner’s average US import market share during the period July 2016–December 2017 and the period July 2018–December 2021.

Furthermore, from a logistics standpoint, we believe that it is simpler and faster to manage production, storage or logistics centers from Mexico than it is from China. For example, it takes approximately 37 days for cargo shipment to travel from Shanghai to Chicago, while it generally takes only seven days for the same amount of cargo to travel from Querétaro, located in the Bajío region in central Mexico, to Chicago, according to BCG, Shipa Freight and Freight Qout.

Source: BCG, Shipa Freight and Freight Qout.

Mexico’s international trade treaties and North American trade collaboration efforts are supported by Mexico’s optimal geographical location which allows Mexico to have diversified means of access (air, train, truck and sea), setting Mexican cities closer to U.S. cities and main ports while China and other manufacturers only have access through air and sea, making them more susceptible to another pandemic-like event or other supply chain disruption. Mexico’s location allows for shorter supply chains as shown below.

Source: Secretaría de Economia Nearshoring and FDI in Mexico June 2022 report.

Mexican imports to the U.S. have been gradually but steadily increasing, a tendency now reinforced by nearshoring trends (i.e., the relocation of manufacturing operations to more proximate locations), while Chinese imports have been losing relevance in the past five years as China loses advantages in international trade matters according to the U.S. Census.

Source: U.S. Census Bureau.

According to the United Nations, Mexico is one of the emerging countries most open to FDI and ranks as the world’s 10th largest FDI recipient. In addition, FDI inflows in Mexico increased to US$35 billion in 2022 from US$32 billion in 2021, according to the Mexican Ministry of Economy. Investments mostly come from the United States, Spain, Canada, Germany and Japan. The sectors attracting most of the FDI include manufacturing (especially the automobile industry), financial and insurance services, retail and wholesale trade and communication. Foreign investments are mostly concentrated in cities neighboring the border between the U.S. and Mexico, where many assembly factories are located. The charts below show Mexico’s FDI breakdown as of 2022.

Source: Mexican Ministry of Economy.

NAFTA and subsequently USMCA have helped position the U.S. as the main source of FDI in Mexico, with 36% of the invested resources going into industrial sectors, among which railways, aerospace and automotive receive 12% of Mexico’s FDI.

The Mexican FDI compound annual growth rate (CAGR) from 1999 to 2022 was 5.8%, even considering a decrease during the COVID-19 pandemic in 2020 of 28% vs 2019, as shown below.

Source: Mexican Ministry of Economy.

Industry and Trade Trends that Support Demand for Industrial Real Estate

Automotive Industry

The automotive sector is one of Mexico’s most relevant industries, employing over one million people throughout the country. It is divided between the light motor vehicles segment and heavy vehicles for cargo, construction and agriculture. In 2022, Mexico was the seventh-largest passenger vehicle manufacturer in the world, producing 3.3 million cars annually, accounting for 94.7% of the total produced vehicles in Mexico. Light vehicle manufacturing is more versatile due to a simpler production floor setup versus the requirements of heavy-duty vehicles production lines. The chart included below shows Mexico’s total production of light motor vehicles from 2010 to 2022.

Source: Mexican Auto Industry Association.

Over the past two decades, Mexico has strengthened its position as one of the main auto manufacturers that has continuously increased its share of world car production, increasing its production by 1.5 times since 2010, representing 3.9% of worldwide automotive manufacturing.

The implementation of the USMCA changed the rules of origin for the automotive sector, requiring that 75% of automotive content be produced in North America and that core auto parts originate in the U.S., Canada or Mexico. As of July 2020, following a phase-in period, only goods meeting these content requirements will receive duty-free access.

Source: Automotive Aftermarket: US Automotive Parts Imports by Country 2011-2021.

The Mexican Automotive Industry Association estimates that Mexico will pass from being the world’s seventh-largest automotive manufacturer in 2022 to become the fifth largest by 2025. The Mexican automotive industry, with over one million jobs and 300 research and development centers, produces more than 50 brands and over 500 models. Around 91% of vehicle production in Mexico is devoted to exports as reported by the International Organization of Motor Vehicle Manufacturers. Furthermore, in recent announcements, the electric vehicle manufacturers Tesla and BMW (with an initial investment of approximately €800mm) announced sizable investments to build new factories in Mexico.

Nearshoring Trend

There has been a shift in offshore production strategies heavily focused on low labor costs to one with more emphasis on geographic proximity (the “nearshoring” trend). This nearshoring trend is the result of several confluent factors, including (i) the trade war between the U.S. and China resulting in an escalation of tariffs from imported goods from China, (ii) rising costs of freight, (iii) increased labor costs and (iv) supply chain disruptions during the COVID-19 pandemic. This has led companies supplying the U.S. to reassess the cost-benefit strategy of their outsourcing policies to account for other factors including surety of supply and production line resiliency.

Furthermore, supply chain logistics challenges, workforce shortages and transportation costs are top hurdles to do business, leading 25% of surveyed manufacturers to turn down business opportunities, according to the 3Q22 Quarterly Outlook Report from the National Association of Manufacturers. Even with technological solutions helping alleviate some of these pressures, the situation is unsustainable for manufacturers, making them look into other countries to establish their production facilities, such as Mexico.

While automation has helped speed up manufacturing processes and lower costs, it has also added another layer of complexity to talent seeking. According to Deloitte’s 2018 study, 50% of the surveyed manufacturers have already implemented advanced tech such as robots, machine learning and AI. This narrows the talent pool and makes filling an open job position a lengthier process. Additionally, according to a survey conducted by Deloitte, the shrinking pool of workforce targeting labor intensive jobs has further narrowed the talent pool for highly skilled positions.

According to the U.S. Census Bureau, the percentage of U.S. imports of total manufactured goods from Mexico in relation to those of Asian low-cost countries increased from 40% in 2021 to 42% in 2022. In 2022, imports of manufactured goods from China to the U.S. increased only 6% or US$30 billion, while import from Mexico increased 18% or US$70 billion reaching a total of US$455 billion.

The sum of these factors has produced an increase of industrial activity in Mexico, especially in the northern parts of the country due to its proximity to the U.S., where available industrial square footage is being absorbed at a faster pace compared to 2020 and is expected to continue to increase due to the companies’ interest in relocating to Mexico. Gross absorption (total square feet being absorbed, excluding vacated space during the same period) in Mexico’s main 13 industrial markets continues to increase, with nearshoring driving an increasing share of gross absorption as shown in the table below.

Source: CBRE November 2022 “Outlook Commercial Real Estate Mexico” report and Q1 2022 “Mexico Nearshoring Activity in the Industrial Real Estate Market” report.

Mexico’s nearshoring trend has also impacted Chinese companies through a significant increase in demand for industrial real estate square footage. The chart included below reflects the evolution of Chinese companies’ gross absorption of industrial square feet in Mexico.

Source: CBRE November 2022 “Outlook Commercial Real Estate Mexico” report.

E-Commerce

According to the International Trade Administration, e-commerce sales in Mexico reached Ps.$383 billion in 2021 (US$19.7 billion), representing a 27% increase from 2020, an already record year for e-commerce adoption. As a result, e-commerce accounts for 11% of total retail sales in Mexico, as reported in Asociacion Mexicana de Venta Online’s 2022 Estudio de Venta Online report.

Worldwide e-commerce is growing much faster than retail commerce, but its share of total retail commerce is still relatively small, representing 13% of total retail sales globally, according to CBRE. Much of the e-commerce growth is attributable to the emergence of large global and regional e-commerce platforms such as Amazon, Alibaba, Mercado Libre, Jumia and Walmart, among others.

Changes in consumer trends caused by the COVID-19 pandemic have accelerated e-commerce adoption in Mexico and across the world. While the pandemic initially introduced short-term challenges to e-commerce platforms, it also began a structural shift in the demand for basic and essential products that may continue in the long term. The table included below shows historical and projected e-commerce sales and demand in Mexico.

Source: LENS analysis with information from Euromonitor.

Source: LENS analysis with information from Euromonitor.

Source: LENS analysis with information from Euromonitor.

Higher internet penetration in Mexico is another relevant driver of the growth of e-commerce, since as of 2022, 76% of Mexico’s population has access to digital channels, compared to 57% in 2015.

Source: World Bank.

According to the Mexican Association of Online Sales, for e-commerce sales to meet the growing demand and continue expanding, a better logistics and distribution infrastructure is needed. A key issue customers face relates to product delivery times, as 31% of participants claimed their products took longer than expected to be delivered. Moreover, as e-commerce sales increase, so does demand for logistics and warehouse spaces.

CBRE’s How Has E-Commerce Shaped Industrial Real Estate Demand? report suggests that an e-commerce supply chain requires up to three times more warehouse and logistics space than a traditional brick and mortar supply chain that efficiently stack goods on pallets. A reverse logistics supply chain (which handles returns of e-commerce) requires an average of up to 20% more space and labor capacity compared with forward logistics, according to Optoro, a reverse logistics software provider.

Regionalization of Global Trends

To compete, countries increasingly need to be part of a larger integrated regional economy. Mexico is part of 13 free trade agreements with 50 countries, including the USMCA, 29 Reciprocal Investment Promotion and Protection Agreements with 30 countries and 9 trade agreements (Economic Complementation and Partial Scope Agreements) within the framework of the Latin American Integration Association, making it one of the countries with the highest number of trade agreements. Through the USMCA, the U.S., Mexico and Canada can compete globally. Mexico and Canada are the natural manufacturing and trade partners of the U.S. Due to its proximity to the U.S. connectivity and low wage skilled labor, Mexico represents the best alternative location for manufacturing by U.S. companies.

Trade Corridors

As a result of the implementation of NAFTA, which was later replaced by the USMCA, two-way trade volumes between the U.S. and Mexico today amount to US$2.1 billion per day as reported by the U.S. Census Bureau. The USMCA effectively replaced the NAFTA on July 1, 2020, and among other provisions includes amendments to the rules of origin in all sectors, which favors manufacturing within these three countries. A byproduct of these increased trade flows has been the formation of trade corridors connecting different geographic areas of Mexico and the U.S. Examples of such trade corridors include the USMCA Corridor and the U.S. Border Corridor.

The USMCA Corridor connects the central part of Mexico to the United States and several economic clusters. The USMCA Corridor is a geographic area that leverages the production of goods in central Mexico and the inflow of goods from the ports of Manzanillo and Lazaro Cardenas on the west coast of Mexico that are transported into the U.S., mainly into the Mexican state of Laredo (approximately 80.0% of trailers pass through Nuevo Laredo), Texas, via railroads and highways that go through the Mexican states of Guanajuato, Querétaro, San Luis Potosí, Guadalajara, Monterrey and other Mexican industrial states and cities.

The U.S. Border Corridor is an area near the cities of Tijuana and Ciudad Juárez, which are located nearby the border between the U.S. and Mexico, with a long history of third party producers (the “maquilas”) that assemble products targeted to the U.S. market at competitive labor and transportation costs (due to their proximity to the U.S. border). The vigorous economic activity of these areas has provided, and will likely continue to provide, a substantial source of demand for industrial buildings and distribution centers.

Projected Occupied GLA per Region
(In millions of square feet)
North
51 M SF
Monterrey
Tijuana
Juarez
+23 | 18%
+17 | 22%
+11 | 16%
151
128
103
94
77
62
81
70
60
Bajio
27 M SF
Queretaro
Guanajuato
Guadalajara
+10 | 16%
+7 | 11%
+10 | 19%
70
60
50
68
61
53
62
52
40
Central
24 M SF
CDMX
Toluca
Puebla
+19 | 19%
+2 | 6%
+3 | 10%
117
98
75
37
35
32
31
29
25
160
140
120
100
80
60
40
20
0
08 10 12 14 16 18 20 22e 24e 26e
2022–26 growth (in millions of square feet)
2022–26 regional growth (in millions of square feet | %)

Source: LENS and Vesta analysis with information from JLL.

Vesta’s industrial portfolio is strategically located to benefit from regional industrial clusters with existing Vesta presence and development pipeline in all regions. The map below shows the total market size of each of Mexico’s key industrial regions as of September 30, 2023, in addition to the geographic presence of specific industrial and manufacturing sectors along with Vesta’s presence in Mexico.

Aerospace
E-Commerce
Automotive
Electrical / Electronic
Medical devices
Tijuana
Ciudad Juarez
Northwest 40 million square feet
Northeast 185 million square feet
Monterrey
San Luis Potosi
Los Mochis
Aguascalientes
Lagos Morenos
Guadalajara
Bajio North 86 million square feet
Queretaro
Tlaxcala
Veracruz
Central 152 million square feet
Bajio South 104 million square feet
Silao
San Miguel de Allende
Toluca
Mexico City
Puebla
Cancun

Note: Colored states reflect Vesta’s presence.
Source: LENS and Vesta analysis with information from JLL.

Selected market data and demand by industry for Mexico’s key industrial regions shown below.

Source: CBRE June 2023 “Industrial Market Indicators Class A January – March 2023”. MX absorption per CBRE January 2023 “Outlook Commercial Real Estate Mexico” report.

Mexican Industrial Real Estate Overview

The Mexican industrial real estate market, when compared to U.S. industrial markets, shows evidence of an underpenetrated market with considerable room to continue growing rent values. The Mexican market continues to be a more attractive market option for the U.S. and multinational clients following the nearshoring trends, according to the PGIM research report The Case for Industrial Real Estate in Mexico.

Source: PGIM Research April 2022 report “The Case for Industrial Real Estate in Mexico.”

The table below compares certain key metrics related to the Mexican industrial real estate and U.S. industrial real estate sectors.

US & Mexico Class A Industrial Real Estate Comparison

	MX Industrial	US Industrial
Average Vacancy Rate	2.0%	3.4%
Average List Rent (US$ per square foot per year)	US$4.9	US$8.8
Net Absorption (in millions of square feet)	46.1	467.9
New Supply (in millions of square feet)	38.0	479.0
Under Construction (in millions of square feet)	42.6	632.8

Source: CBRE June 2023 “Industrial Market Indicators Class A January – March 2023” report and JLL January 2023 “Industrial Outlook” report. MX net absorption and new supply per CBRE January 2023 “Outlook Commercial Real Estate Mexico” report.

Mexico, as part of the North American market, has more warehouse supply than all Central and South American countries combined due to the importance of manufacturing exports for its economy. As of March 2023, the Mexican industrial real estate market was larger than any market in Central and South America with a size of 645 million square feet. Brazil has 201 million square feet (20.6%) and Chile has 58 million square feet (6.0%) according to CBRE’s Industrial Market Indicators report, as shown in the table included below.

Source: CBRE June 2023 “Industrial Market Indicators Class A January – March 2023”.

As vacancy rates decline and square foot absorption increases due to heavy industrial real estate demand, owners have been able to increase rent for tenants. In 2022, total industrial real estate gross absorption was 46.1 million square feet, compared to 21.5 million square feet in 2019. Average year-over-year rent growth in 2022 was 7.0%, compared to (0.2%) in 2019, and the average vacancy rate was 2.1%, compared to 5.4% in 2019, according to CBRE as of March 2023.

Additionally, key Mexican industrial real estate hubs are showing lower vacancy rates compared to U.S. cities; this vacancy trend supports the assumption that nearshoring is attracting new companies to Mexico, specifically to the northern region where vacancy rates are lower, partly due to the increasing trade activity with the U.S. Per CBRE, as of the nine-month period ended September 30, 2023, Mexico’s average vacancy rate in the top 13 industrial markets was 2.0%.

Source: CBRE June 2023 “Industrial Market Indicators Class A January – March 2023” report.

During 2022, light manufacturing and logistics dominated the demand for industrial real estate GLA. In Mexico City metro, demand was led by logistics, accounting for 39% of demand, followed by light manufacturing with 36% and e-commerce with 7%. In the Bajío region, light manufacturing leads demand at 59%, followed by automotive with 24% and logistics with 13%. In Monterrey, light manufacturing also leads demand with 66%, followed by automotive with 14%. In Toluca, logistics leads demand with 51%, followed by light manufacturing with 15% (excluding other). Finally, in Guadalajara, logistics leads GLA demand with 47%, then light manufacturing with 37% and automotive with 5%, per CBRE as of Q1 2023.

The Mexican industrial real estate market is broadly divided in light manufacturing focused markets and consumer-focused logistics markets. There are two main light manufacturing markets, one strategically located in the northern region close to the U.S. border and the other one located in the Bajío region in the central part of the country. Both markets primarily serve export-focused multinational tenants in the automotive, electronics, medical devices and aerospace industries which typically enter 7-to-10-year leases, primarily denominated in U.S. dollars and pegged to the U.S. consumer price index. Logistics and distribution markets, focused on serving domestic demand are consequently located in the main consumption centers, namely Mexico City, Monterrey and Guadalajara catering to tenants in the e-commerce, food and beverage and third-party logistics industries, which can sign 3-to-5-year leases pegged to Mexican consumer price index. However, with a strong location and building, tenants can alternatively sign U.S.-denominated leases. Mexico’s main economic sectors’ U.S. import percentages are shown in the table below.

Imports from Mexico to the US in 2021

Machinery and Mechanical Appliances
36.7%
Transportation Equipment
24.8%
Agriculture
10.1%
Other
7.1%
Base Metals, Iron, Steel, Tools
4.7%
Optical, Measuring, Medical, Other Instruments
4.5%
Oils, Minerals, Lime, Cement
4.3%
Chemicals, Plastics, Rubber, Leather
4.3%
Misc. Manufactured Items
3.5%

Source: U.S. Census Bureau USA Trade Portal.

Competition

We operate in several geographic areas and face competitors in each of them. We compete with numerous acquirers, owners, developers, lessors and operators of industrial real estate, some of which may seek to acquire properties similar to ours in the same markets in which our properties are located. Our main competitors include Fibra Prologis, CPA and Fibra Uno, which operate industrial properties in Mexico’s largest suburban markets, including the Mexico City metropolitan area, Toluca, Guadalajara and Monterrey. We also compete with Fibra Macquarie, Fibra Terrafina, Finsa and American Industries, which own a significant number of industrial properties along Mexico’s northern border, including in Tijuana, Ciudad Juárez, Reynosa and Monterrey. In addition, we face competition from major regional participants in each of our other markets. The main means of competition are the quality of buildings, the specifications of buildings, the services provided for buildings inside industrial parks (closed parks, security, FPS system, fiber optics, energy availability and infrastructure), long-standing and global tenant relationships and rent.

Regulatory Overview

General

Our properties are subject to various Mexican, Federal, State and municipal laws, rules, ordinances and regulations. In addition to general corporate, securities, bankruptcy and antitrust laws, we are subject to environmental laws and zoning regulations and permits. We believe that we have the necessary permits and approvals to manage each of our properties.

Laws and Regulations

Our properties and operations are subject to federal, state and municipal laws and regulatory requirements, including permitting and licensing requirements and zoning restrictions, general and specific urban development plans, among others. Local regulations, including municipal ordinances, zoning restrictions and other restrictive covenants imposed by municipal authorities or private community organizations may restrict the use of our properties and may require us to obtain approval from those bodies at any time with respect to our properties, including prior to acquiring or developing those properties or when developing or undertaking renovations of properties. As part of our development process, we are required to obtain the applicable land use certificates, construction permits, operating licenses and fire and safety approvals from the civil protection office.

Pursuant to the Mexican National Law on Asset Forfeiture (Ley Nacional de Extinción de Dominio), we may be dispossessed of our properties by the Mexican government, declared by a judicial authority, without any consideration or compensation, if our tenants engage in certain criminal activities within our properties. Although most of our leases include representations and warranties concerning our tenants’ activities within our properties, if such tenants engage in any illegal activities, we may still be subject to dispossession of any of our properties by the Mexican government.

Considerations on Property Law

Private Property

Private property is a common real estate regime in Mexico. Under this regime, which is governed by the civil codes of the states of Mexico, landowners have absolute and exclusive rights to property, including the right to create liens and limitations of ownership on their lands. Land subject to the private property regime may be transferred pursuant to the Mexican law.

For private property ownership to be effective with respect to third parties, all matters relating to the ownership, liens, charges and other limitations of ownership are required to be registered with the Public Registry of Property (Registro Público de la Propiedad, or the “Property Registry”) of the place where the property is located. Property Registries are under municipal or state jurisdiction, which results in variations as to the expediency with which matters are handled by the relevant Property Registries.

Agrarian or “Ejido” Property

One of the property regimes which is common in rural areas of Mexico is the agrarian property regime (propiedad agraria). Ejido is a social ownership regime established under the Mexican Constitution, commonly used for agricultural purposes, in which community members or ejidatarios individually use designated plots and collectively maintain communal holdings. Ejidos are governed by their internal rules, representative and surveillance bodies (comisariado ejidal and consejo de vigilancia), and the decisions made by the Ejido members meetings.

Pursuant to the Mexican Agrarian Law (Ley Agraria), the supreme authority of the Ejido is the general members’ meeting, which is comprised by all the individual landowners (the “General Meeting”). The General Meeting has authority to approve the internal rules of the Ejido, to resolve on the election of new members of the Ejido, to accept business contracts with third parties, and to segregate plots forming an Ejido from the Ejido regime and convert them into the private property regime. The General Meeting may elect a surveillance body for the Ejido, which shall be entrusted with the management of the Ejido as well as the legal representation of the Ejido.

Pursuant to the Mexican Agrarian Law, only Ejido landholders or settlers who belong to the same community are entitled to enter into conveyance agreements. If a third party intends to acquire Ejido land, that plot has to become transferable to non-Ejido third parties through a segregation procedure whereby Ejido members obtain full ownership title individually and then they convey the real property to third parties.

All matters relating to title, charges and rights to use agrarian property, as well as security interests in relation to those rights are required to be registered with the Mexican National Agrarian Registry (Registro Agrario Nacional).

Acquisition of Real Estate Rights

Land Purchase

Pursuant to the Mexican law, only private land may be subject to a land purchase agreement, which needs to be formalized in a public deed granted by a notary public in Mexico and, once executed, registered with the appropriate Property Registry.

Easement (servidumbre)

In accordance with the Mexican law, an easement is a real estate right (derecho real) that is granted by a landowner (predio sirviente) for the benefit of another landowner (predio dominante). The owner of the predio dominante shall be entitled to use the surface of the predio sirviente pursuant to terms of the easement. The predio sirviente may not unilaterally cancel the easement. Easements shall remain in place regardless of whether the lands subject to the easement agreement are transferred.

Easements are granted by consent of the owner of the affected property, evidenced in a public deed before a notary public, in favor of the predio dominante. The public deed evidencing the easement is registered with the Property Registry in order for it to be effective vis-à-vis third parties. Easements may be granted by contract and, in certain cases, by a judicial resolution.

Usufruct

Under the Mexican law a usufruct is a real estate right (derecho real) granted by contract by a landowner in favor of a legal or natural person in relation to the right to use and exploit a property. The maximum term of a usufruct varies depending on the local laws of the states of Mexico. The Mexican Agrarian Law provides that usufructs on agrarian property may have a maximum term of 30 years, which are renewable for another 30 years.

Usufruct contracts shall be executed by the owner of the affected property and the usufruct holder before a notary public and the public deed evidencing the usufruct shall be registered with the Property Registry or, if the affected property is an agrarian property, with the Mexican National Agrarian Registry.

Usufructs on agrarian property may only be granted by the relevant Ejido member if the affected land is an individual plot. If the usufruct is intended to be created on the property for common use, the consent of the general meeting of Ejido members is required.

Leases

A lease is a personal right that entitles its holder to claim damages against another person if the holder is deprived or affected in its leasehold rights, but does not grant the right to claim the asset directly. As such, lease agreements afford a lower level of comfort to developers and project lenders, however, there are a number of features that have been implemented in a number of civil codes throughout the states of Mexico that have provided better conditions in relation to leases, such as (i) the ability to enter into long-term lease agreements for maximum terms of 20 or 30 years, (ii) the ability to register the lease agreement with the Property Registry or in a special “Leases Section” of the Property Registry (for disclosure vis-à-vis third parties), and (iii) in certain instances, legal provisions allowing lessees to require that any forward purchaser of the leased property grant the quiet use and enjoyment rights to the lessee for the term of the lease.

Lease agreements generally are not required to be executed before a notary public. In instances where the lease is subject to registration with the Property Registry, the public deed form shall be required in order to register the lease in order for it to be effective vis-à-vis third parties.

Environmental Matters

Our real estate assets are subject, among other environmental regulations, to Mexico’s Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Equilibrium and Environmental Protection, the “LGEEPA”) and its Regulations, Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Wastes, the “Law on Waste”) and its Regulations, Ley de Aguas Nacionales (Mexican National Waters Law) and its Regulations, NOM-081-SEMARNAT-1994, Que Establece los Límites Máximos Permisibles de Emisión de Ruido de las Fuentes Fijas y su Método de Medición (Mexican Official Standard NOM-081-SEMARNAT-1994, that Sets Forth the Maximum Permissible Level of Noise Emissions from Fixed Sources and its Measuring Method), Ley Federal de Responsabilidad Ambiental (Federal Law for Environmental Liability) and numerous official standards or Normas Oficiales Mexicanas (Mexican Official Standards) and similar numerous state and municipal environmental laws and regulations where our projects and/or facilities are installed.

LGEEPA generally sets forth the legal framework applicable to the environmental impact procedure applicable to each project as well as the release of pollutants to the environment. The regulations that have been issued pursuant to this law include areas, such as ecological planning, risk assessment and environmental impact, air pollution, protected natural areas, flora and fauna protection, preservation and rational use of natural resources and soil pollution, among others. Additionally, the Law on Waste regulates the generation and handling of hazardous waste and materials as well as the release of contaminants into the environment and site contamination.

The Secretaría de Medio Ambiente y Recursos Naturales (Secretary of Environment and Natural Resources) and the Procuraduría Federal de Protección al Ambiente (Attorney General’s Office for the Protection of the Environment) are the federal authorities responsible for overseeing, enforcing, formulating and implementing the federal environmental policies in Mexico, including environmental impact authorizations to engage in certain activities. The Comisión Nacional del Agua (Mexican National Water Commission) is responsible for granting concessions for the use of water that is of federal jurisdiction, directly by entities and individuals, and wastewater discharges that are of the federal jurisdiction. In addition, Mexican state governments may issue specific environmental laws and regulations on those matters falling under their respective jurisdictions. Ordinances may also be determined and applied at a municipal level.

Federal and State authorities have the power to bring civil, administrative and criminal proceedings against companies that breach the applicable environmental laws and may halt a non-complying development.

Non-compliance with the applicable environmental laws, regulations and Mexican official standards may result in the imposition of administrative fines or sanctions, remedial actions, revocations of authorizations, licenses, or permits; administrative arrests; temporary or permanent closure of facilities; and imprisonment, when environmental violations are classified as criminal offenses.

We believe that we have all material permits and authorizations for the projects that we have developed, which are in substantial compliance with applicable environmental laws, regulations and standards. In addition, to the best of our knowledge, our tenants, who are responsible for environmental damages according to our leases, have all material environmental permits and authorizations to operate the leased facilities.

Currently, there are no material legal or administrative proceedings pending against us with respect to any environmental matters. Changes in Mexican environmental laws, regulations and/or standards could require us to make additional investments to remain in compliance with those environmental laws, regulations and/or standards. Any such event could have an adverse effect on our financial condition and results of operations.

Furthermore, under Mexican environmental law, we are jointly liable with our tenants for costs of remediation relating to soil and similar pollution, even if the contamination was caused by the tenant. Although our lease agreements provide that the tenants must cover any costs related to remediation activities, we can provide no assurance that the tenants will pay for that remediation activities or that we will be able to enforce the relevant provisions included in our lease agreements. If any tenant were to pollute the soil where our properties are located, we would be required to remediate, and there would be certain restrictions for the sale or transmission of any such polluted property, which is likely to materially and adversely affect our business, financial condition and results of operations, and the market price of the ADSs.

Antitrust Laws and Regulations

Mexican antitrust practice has become increasingly relevant owing to significant changes in both legislation and practice, mostly related to the increasing authority of the Mexican Antitrust Commission COFECE and higher penalties imposed on persons who violate antitrust law in Mexico. The Federal Economic Competition Law (Ley Federal de Competencia Económica or “LFCE”), has the purpose of promoting, protecting and guaranteeing free market access and economic competition, as well as the preventing, investigating, prosecuting, and prohibiting monopolies, monopolistic practices, unlawful concentrations, barriers to entry and to economic competition, as well as other restrictions to the efficient operation of markets. COFECE has been empowered to pursue a greater number of investigations and to exercise its authority more vigorously, which has resulted in much greater scrutiny of mergers and investigations.

The two main activities subject to investigation by the COFECE are: (i) monopolistic activities, and (ii) mergers. Monopolistic practices are classified as absolute and relative.

Both the company and its employees directly participating or involved in any activities in breach of the LFCE can be held jointly responsible for any such breach. However, the penalties imposed on companies and individuals are different, both in amounts and in nature.

The sanctions for breaching the LFCE or engaging in any monopolistic practices or prohibited mergers can be administrative and criminal in nature, with the possibility of doubling any sanction in case of reiterated actions or omissions. COFECE may order the correction or suppression of the monopolistic activity or prohibited merger, and the imposition of fines that may go up to 10.0% of the company’s income, depending on the action in breach of antitrust regulations.

The Federal Criminal Code (Código Penal Federal) determines that it is a criminal offense, the violation of antitrust provisions. The penalty for individuals directly involved in any absolute monopolistic activities is imprisonment from 5 to 10 years; also the exchange of information with the purpose or effect of fixing prices, restricting supply, dividing markets and bid-rigging is punished.

COFECE determines the aforementioned sanctions based on the seriousness of, and the damage caused by, the violation, the intention to carry out any prohibited actions and the share of the company in the market, as well as the size of the applicable market and the duration of the monopolistic activities.

Anti-Money Laundering Laws and Regulations

The Mexican Anti-Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita), is the federal law governing anti-money laundering matters in Mexico.

The purpose of the Mexican Anti-Money Laundering Law is to protect the Mexican financial system and economy by providing the legal basis for the prevention and identification of transactions conducted using illegal resources, and for the prosecution of money laundering activities and organized crime. It provides for monetary, administrative and other penalties as a result of violations of the Mexican laws.

Pursuant to the Mexican Anti-Money Laundering Law, we are required to comply with certain record-keeping requirements and issue reports to the Mexican tax authorities in relation to our lease agreements, since the leasing of real estate is considered as a vulnerable activity under the Mexican Anti-Money Laundering Law. If we are unable to comply with these requirements, we may be subject to sanctions and penalties, including fines.

Anti-Bribery/Corruption Laws and Regulations

Mexico amended its Federal Constitution in 2015 to provide a new all-encompassing anticorruption framework (Nuevo Sistema Anticorrupción; the “NSA”). The NSA was enacted in 2016 but entered into effect in 2017. It consists of four laws and reforms to five existing laws, including one to the Federal Criminal Code that regulates criminal liability of corporations.

The General Law of Administrative Responsibility (Ley General de Responsabilidades Administrativas “GLAR”) is the core statute of the NSA and encompasses all three levels of government (federal, state, and municipal), targets corruption by corporate entities. The GLAR provides as an incentive the implementation of compliance programs, which result in more lenient penalties when the company has a compliance program that meets the requirements of the GLAR.

The GLAR specifies administrative penalties for improper payments to government officials, bid rigging in public procurement processes, the use of undue influence, and other corrupt acts. It applies to natural and legal persons who undertake action considered as “serious administrative offenses”, such as bribery, influence-peddling, improper hiring of former public officials, and collusion. The GLAR holds private companies liable for any that conduct when individuals act on the company’s behalf and attempt to obtain benefits for the company through the wrongdoing.

Conducts prohibited under Mexican anti-corruption laws include: (i) bribery of a public official (directly or through third parties); (ii) participation in any federal, state, or municipal administrative proceedings from which the person has been banned for past misconduct; (iii) the use of economic or political power (be it actual or apparent) on any public servant to obtain a benefit or advantage, or to cause injury to any other person or public official; (iv) the use of false information to obtain approval, benefit, or advantage, or to cause damage to another person or public servant; (v) misuse and misappropriation of public resources, including material, human and financial resources; (vi) the hiring of public officials who were in office the prior year, acquired confidential information through their prior employment, and give the contractor a benefit in the market and an advantage against competitors; and (vii) collusion with one or more private parties in connection with obtaining improper benefits or advantage in federal, state, or municipal public contracting processes.

These provisions may have extraterritorial application outside of Mexico and ban coordination in international commercial transactions abroad. Prohibitions are rather broad, and there is no facilitating payments exception.

In addition to those prohibited conducts under anti-corruption laws, inappropriate payments made, breach of trust and kick backs are considered crimes under the Federal Criminal Code.

Furthermore, the GLAR considers that the corrupt practices performed through an agent or intermediary will be attributable to the principal.

Data Protection Laws and Regulations

Pursuant to the Mexican data privacy law (Ley Federal de Protección de Datos Personales en Posesión de Partículares), we are required to comply with certain requirements related to the use of information we may collect from our clients. We must also ensure that this information is only used for the specific purposes stated in our privacy notice, specifically, for enforcing rights and obligations under our leases and other contracts.

The Mexican data privacy law grants the following rights to persons providing persona data: (i) the right to access their personal data, (ii) the right to rectify their personal data, (iii) the right to oppose the treatment (i.e., use) of their personal data, (iv) the right to cancel/delete their personal data, (v) the right to limit the use or disclosure of their personal data, and (vi) the right to revoke the consent granted for the processing of their personal data.

The federal authority responsible for overseeing compliance with the Mexican data privacy law and related provisions is the Mexican National Institute for Transparency, Access to Information and Protection of Personal Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales or “INAI”). INAI is responsible for ensuring compliance with data protection laws, enforcement of data protection, verification and sanctions procedures, development, promotion and diffusion of analysis and studies, and investigations of personal data protection issues.

When the INAI becomes aware of a potential breach of the Mexican data privacy law, it must commence proceedings to impose penalties, including fines. Fines can be increased up to double the prescribed amounts when the violations occurred while processing sensitive data. If the data controller has committed the same offense previously, an additional fine is imposed.

Industrial Property Laws and Regulations

Pursuant to the Mexican industrial property law (Ley Federal para la Protección a la Propiedad Industrial), we have duly registered several trademarks and tradenames that we consider useful to our business. We have not been notified of any violation of third-party industrial or intellectual property rights by us, nor have received notice of recent violations of our industrial or intellectual property rights by third parties. In the past, we have identified violations of our rights by third parties, which we have successfully challenged before the corresponding authorities. We may be subject to significant sanctions for violating third-party rights under said law.

Labor Regulations and Social Security

We must comply with the Mexican Labor Law (Ley Federal del Trabajo) and with general labor regulations issued by the Mexican Ministry of Labor and Social Prevention, which govern issues such as employees’ hours and working conditions, health risks, fringe benefits and the dismissal of employees.

In this respect, we must comply with the Social Security Law (Ley del Seguro Social) through the Mexican Social Security Institute (Instituto Mexicano del Seguro Social), which covers mandatory insurance for (i) occupational hazards (accident or occupational disease), (ii) diseases and maternity (medical care and disability payment), (iii) disability (general illness which prevents working) and life (death of the insured), (iv) retirement, unemployment at old age (pension by age and years quoted), and (iv) nurseries and social benefits.

A recently approved labor reform, which consists of amendments to several labor laws and regulations, including the Mexican Federal Labor Law, may affect our operations. The labor reform has three main objectives: (i) to severely limit personnel subcontracting, both outsourcing (from third-parties) and insourcing (from affiliates); (ii) to clarify and limit the amount of employers’ profit-sharing obligation; and (iii) to establish new penalties in respect of tax deductions and fines for failure to comply with subcontracting requirements.

Under the reform, personnel subcontracting is prohibited, except subcontracting of services or of services that not directly related to a company’s corporate purpose or main economic activity (i.e. solely specialized services). In addition, personal subcontracting in respect of specialized or permitted services requires the service provider to register with Mexico’s labor authority. The labor reform sets forth that no tax deductions are permissible in respect to payments made under irregular outsourcing services (such as payments to a service provider that is not registered with the labor authorities).

Business

Overview

We are a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 15 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of September 30, 2023, our portfolio was comprised of 213 buildings with a total GLA of 36.9 million square feet (3.4 million square meters), and a stabilized occupancy rate of 97.3%. Our GLA has grown 61.5x since we began operations in 1998, representing a CAGR of 17.9% since our initial public offering in 2012. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.

Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and an extensive development pipeline. As we continue to evolve, we seek to become a world-class fully integrated industrial real estate company, striving to adhere to the highest standards available worldwide.

We believe that over the last five years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan for 2014 to 2019, and since 2019, our “Level 3 Strategy”. We are aiming to maximize growth in Vesta FFO by implementing this strategy, which establishes our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “—Our Level 3 Strategy.”

Our profit for each of the nine-month periods ended September 30, 2023 and 2022 was US$202.8 million and US$164.9 million, respectively. Our profit for the nine-month period ended September 30, 2023 has increased 23.0%, as compared to the nine-month period ended September 30, 2022. Our basic earnings per share have increased 15.1%, as compared to the nine-month period ended September 30, 2022. These increases in profit and basic earnings per share were primarily attributable to an increase of US$39.7 million in gain on revaluation of investment property primarily due to market conditions during each quarter, including a decrease in discount rates, exit rates and inflation rates, as well as a US$27.0 million increase in rental income reflecting the growth of our leasing portfolio period to period. Vesta FFO per share has increased 4.7% and 16.9%, as compared to the three-month period and the nine-month period ended September 30, 2022, respectively. Our total GLA has grown 6.6% and 6.5%, as compared to the three-month and nine-month period ended September 30, 2022, respectively. In addition, Adjusted NOI has grown 20.0% and 18.8%, as compared to the three-month and nine-month periods ended September 30, 2022, respectively. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see “Summary Consolidated Financial Information and Operating Data—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our profit for each of the years ended December 31, 2022 and 2021 was US$243.6 million and US$173.9 million, respectively. Our profit for the year has increased 6.0x since 2012, growing at a CAGR of 19.6% from 2012 to 2022 and 40.1% from 2021 to 2022. Our basic earnings per share have increased 2.5x since 2012 growing at a CAGR of 9.8% from 2012 to 2022 and 33.0% from 2021 to 2022. Vesta FFO per share has increased 36.3x since 2012 growing at a CAGR of 10.8% from 2012 to 2022 and 15.4% from 2021 to 2022. Our total GLA has grown 2.8x since 2012 growing at a CAGR of 10.8% from 2012 to 2022 and 8.45% from 2021 to 2022. In addition, Adjusted NOI has grown at a CAGR of 13.3% from 2012 to 2022 and 12.5% from 2021 to 2022. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see “Summary Consolidated Financial Information and Operating Data—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers through BTS Buildings, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties, also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop Inventory Buildings, which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.

We believe that we are one of the only fully vertically-integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale, in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by outsourcing all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001-2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001-2015 Standard certification that focuses on risk mitigation.

For a more complete description of our real estate portfolio, see “—Our Portfolio.”

Our Competitive Strengths

We believe the following are our competitive strengths:

Vertically-Integrated and Internally Managed Industrial Real Estate Developer with a High-Quality Modern Portfolio of Scale

Our portfolio consists of what we believe to be one of the largest and modern industrial group of assets in Mexico, with 192 clients occupying 213 Class A Buildings, across industrial corridors and principal industrial sites of the country, with a total owned GLA of 36.9 million square feet and an average building life of 10.2 years, as of September 30, 2023. We manage our owned GLA and do not manage any GLA of third parties. Our portfolio of stabilized industrial properties has an average stabilized occupancy rate of 97.3%. Our profit for the three-month and nine-month periods ended September 30, 2023 increased 22.9% and 23.0%, respectively, as compared to the three-month and nine-month periods ended September 30, 2022. Vesta FFO per share increased 4.7% and 16.9%, as compared to the three-month and nine-month periods ended September 30, 2022. Our profit for the year has increased 6.0x since 2012, growing at a CAGR of 19.6% from 2012 to 2022 and 40.1% from 2021 to 2022. Vesta FFO grew 21.5% from 2021 to 2022, and we had an average historical Yield on Cost from 2020 to 2023 above 10.0%.

Our portfolio is strategically located and diversified throughout Mexico’s key trade, logistics corridors with the U.S., manufacturing centers and urban areas, in a manner designed to maximize client demand. We also have a strategic land bank, with 864 acres of Land Reserves with the potential to develop over 14.4 million square feet of incremental GLA, as of September 30, 2023.

We operate in what we consider to be Mexico’s most dynamic industrial markets with the lowest vacancy rates in the country and growing industrial rents, according to CBRE 3Q2023 market report:

We develop, own and manage two types of industrial real estate products: (i) Inventory Buildings and (ii) BTS Buildings. We believe that our client base is well diversified among logistics and light-manufacturing clients, and covers a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging.

We have built what we believe to be a scaled, high quality and modern industrial portfolio. Our average building age is lower than the average of the Mexican industrial REITs. Also, as of September 30, 2023, we own a land bank of properties located in strategic regions. Additionally, as of such date, 86.4% of our rental income is denominated in U.S. dollars as we serve global clients in the manufacturing and logistics sectors.

Well Positioned to Take Advantage of Favorable Market Fundamentals and Industry Tailwinds

Nearshoring

Global events have led companies to rethink their supply chains and explore ways to expand or relocate production facilities to closer regions. Nearshoring trends have recently accelerated due to global and geopolitical drivers such as:

·	geopolitical tensions between the U.S. and China leading to relocation of Asia-based operations to North America;

·	pandemic-disrupted supply chains, including shortages of raw materials and manufacturing components;

·	a challenging labor and logistics environment in the U.S.; and

·	the Russia-Ukraine conflict.

Moving manufacturing closer to end-users provides supply chain security for many sectors and companies, as it reduces long shipping routes while minimizing sensitivities to global disruptions. Supply times from Mexico to the U.S. and Canada can significantly improve delivery schedules, allowing goods to reach final consumers faster.

Mexico is well positioned to benefit from nearshoring given its geographic proximity to the U.S. and Canada, as well as the USMCA trade agreement, its manufacturing base, qualified labor force and competitive wages. According to a recent report by the Inter-American Development Bank, Mexico is likely to be the country to receive the most investment in Latin America, with an estimate of US$35.0 billion, driven by nearshoring dynamics.

Mexico has become an essential part of North America’s trade and manufacturing platform with nearly 90.0% of Mexico’s exports deriving from manufacturing according to Bloomberg, and has continued to experience a steady influx of foreign direct investment, averaging US$8.7 billion of new investments per quarter since 2015, according to the Dallas Federal Reserve. The United States continues to be the world’s largest importer of goods, with more than US$3.3 trillion of import value per year during 2022, according to Statista. We believe that Mexico is well-positioned to capture more export market share from other economies into the U.S., especially companies aiming to relocate manufacturing from Asia and China.

(1)(2)

The relocation of global supply chains into North America is already benefiting Mexico’s industrial real estate market, as evidenced by an acceleration of nearshoring gross absorption since 2019. With Mexico’s industrial real estate market being the largest in Latin America according to CBRE, and due to its strategic location in the North America cluster, we expect this nearshoring trend to continue, with a favorable impact over the real estate industry.

e-Commerce

Our logistics focused properties are state-of-the art and well positioned to capture key e-commerce functions. According to Statista, the size of the e-commerce market in Mexico is expected to reach US$42.2 billion by the end of 2023, with an expected growth in e-commerce sales revenue of 85% between 2021-2025, creating new opportunities in logistics, warehousing and delivery services. Retailers are increasingly shifting to shipping parcels versus pallets, maintaining high inventory levels, expanding product portfolio and investing in reverse logistics to handle returns. E-commerce sales reached 11% of all Mexican retail sales in 2022 according to Statista, which could be considered a low penetration when compared to other economies such as the United States (16%) and China (44%). We believe industrial GLA demand from e-commerce will grow over the next few years, with the largest metro areas (Mexico City, Guadalajara and Monterrey) benefitting the most.

Fully integrated and robust development platform allows Vesta to accelerate earnings and portfolio growth via owned land bank

We are a fully-integrated real estate company, actively engaging throughout the development process, from the search and acquisition of land, obtaining any necessary licenses, and conceptual design and development of our properties. We believe that our 25+ years of proven track record as a fully integrated and robust development platform, together with our disciplined approach towards design and construction and rigorous cost controls translate into robust value creation, increase in demand for our properties and increase in earnings metrics.

Historically, we have developed properties at an average Yield on Cost from 2020 to 2023 above 10.0%. In addition, we analyze the NOI of our entire portfolio of properties (including stabilized properties, construction in progress and vacant properties) in relation to their appraised value and believe that we generate strong value creation for our shareholders based on this analysis in relation to our Yield on Cost. The following graphs show our total shareholders return compared to certain REIT indexes:

Our strategic Land Reserves are well diversified across Mexico’s most dynamic industrial markets, and located within the same regions where we currently have our industrial properties, which are locations that we consider to be well-positioned to benefit from nearshoring and logistics trends in the near future, such as Monterrey, Tijuana, Guadalajara, Juarez, San Luis Potosí, Querétaro, San Miguel de Allende, Guanajuato and Mexico City.

Our fully integrated and robust development platform has allowed us to grow our basic earnings per share at a CAGR of 9.8% since 2012. Our total stockholder’s equity has increased 3.2x since 2012 growing at a CAGR of 12.2% from 2012 to 2022 and 12.8% from 2021 to 2022. In 2022 alone, we increased our Adjusted NOI by US$19.0 million compared to December 31, 2021, which represents an Adjusted NOI growth of 12.5%. During the nine months ended September 30, 2023, we increased our Adjusted NOI to US$149.2 million, which represents an Adjusted NOI growth of 18.8% compared to the nine months ended September 30, 2022.

High quality and diversified tenant base of predominantly U.S. and global clients paying U.S. dollar-denominated leases

We have a well-diversified tenant base and portfolio of leading Mexican companies and multinational, world-class, tenants under long-term contracts, including Nestlé, TPI, Safran, Nissan, MercadoLibre, Bombardier, The Home Depot, Coppel, Gates, Lear Corporation, among others. Our client portfolio is well-balanced between light-manufacturing (60.0% of GLA) and logistics (40.0% of GLA) and we maintain exposure to key light-manufacturing and productive industries in Mexico such as automotive, aerospace, food & beverage, energy, among others.

As of September 30, 2023, we had 192 tenants and 86.4% of our rental income in U.S. dollars with weighted average remaining lease term of 5.5 years. No tenant occupies more than 7.5% of our total GLA, with the top 10 tenants maintaining an average remaining lease term of 6.8 years. Our long-dated lease terms are key to securing stable cash flows and allow us to foster long-term partnerships with our tenants. The charts below indicate the breakdown of our top 10 tenants by GLA and our long-term lease maturity profile as of September 30, 2023:

Seasoned management team focused on shareholder return and best-in-class corporate governance

We believe we are one of the only publicly listed pure-play industrial platforms, with a fully internalized management in Mexico. Our internal flat management structure and the equity participation of our management team aligns internal incentives with the interests of our stakeholders, resulting in long-term value creation. Our executive chairman and other executive officers’ position in our equity, which represents approximately 5.6% of our outstanding capital stock as of September 30, 2023 (         % on an as adjusted basis after giving effect to this offering), represents a significant stake hold, while at the same time allows for significant liquidity of our shares (not in the possession of a control group).

Our management is comprised of a team with significant expertise in the Mexican industrial real estate market and a long tenure in the Company with an average of 9 years of experience with the Company. We have a highly professional and experienced team across all key areas of industrial real estate development and operations, including land selection, land and property acquisitions, design and engineering, development, government licensing and government relations, project management, marketing, sales and negotiation of contracts. This team possesses significant know-how in investing and operating industrial real estate companies and has a multidisciplinary track record of successfully deploying capital investments through development and acquisition of land for both single properties and portfolios.

Our Board of Directors currently consists of 10 members and their alternates, eight of whom are independent directors, well above the requirements of Mexican law, which supports our goal of improved governance and transparency to implement best practices. All board members are selected through a process that evaluates their expertise, experience and moral integrity. The experience gained from our partnership with institutional investors has also been a competitive advantage, attracting capital to create value.

Longstanding commitment to environmental, social and governance best practices

Our ongoing commitment to implement best practices and create sustainable spaces within our own and our clients’ operations is an integral component of our long-term strategy for success. We contribute to our clients’ and suppliers’ competitiveness and society’s well-being, while seeking to minimize our environmental impact and related climate change risks. Operationally, we continue to improve relevant KPIs such as LEED Certification, having closed 2022 with six new LEED certified buildings.

Our 2025 ESG goals include:

·	Governance and integrity: (i) 100.0% of investment decisions under responsible investment guidelines, including the UN PRI, (ii) establish ESG commitments with 35% of our total supply chain, and (iii) additional women as permanent members of our Board of Directors, consistent with global trends;

·	Social: (i) achieve strategic alliances for our ESG projects (for example, with local communities and other private organizations), consisting of increasing the total impact of the initiatives, both in terms of people and size of projects, (ii) firm-wide continuous training in ESG practices, and (iii) reduce salary gender gap, primarily at the management level; and

·	Environment: (i) reduce carbon footprint and water consumption in areas of real estate development managed or to be managed by Vesta, (ii) increase waste recycled by Vesta, (iii) identify all physical and transitional risks of our portfolio and operations to determine mitigation and prevention actions, and (iv) increase the percentage of our GLA to have green certifications, such as LEED, BOMA and EDGE.

We are committed to continue our efforts to promote ESG practices. Our goal is to manage our properties in shared responsibility with our stakeholders, tenants and suppliers. We have created ESG-linked indicators to measure our progress on various fronts, including implementation of green clauses, and evaluation of environmental and social impacts of operations. Vesta is one of the few real-estate companies in Latin America to issue a sustainability-linked bond.

As a result of our commitment to ESG, our efforts have been recognized by S&P Yearbook 2023, 2023 Bloomberg Gender-Equality Index (GEI) and GRESB, among others. Since 2013 we have published an annual sustainability report assessing our ESG progress, which we will continue disclosing as a means to provide visibility to the market in respect of our ESG efforts.

For more information, see “¾ Environmental, Social and Governance Matters.”

Our strategy

Our primary business objective is to continue to grow our business as a sustainably operated, world-class, fully-integrated, industrial real estate company. Based on our Level 3 Strategy, we will continue to implement the following strategies which we believe will enhance our business and strengthen our competitive advantages.

Manage, maintain and improve current portfolio

We strive to remain a benchmark in Mexico’s real-estate industry through efficient and effective management, and maintenance and improvement of our current portfolio. We believe that our real-estate solutions are developed with the highest standards of quality, market know-how and client needs, and eco-efficiency, thus supporting our clients’ sustainable development and requirements, and generating economic value. We are committed to offering our clients an efficient, top-quality, service, supported by a dedicated and specialized team that provides personalized attention. We strive for continuous improvement through a quality management system based on ISO-9001:2015 and which is grounded in our quality framework.

Invest and divest for continuous value creation

To continue strengthening our portfolio, we seek to identify clusters, industries or companies that may require the construction of an industrial park or facility tailored to their needs. The following chart describes our portfolio growth and its estimated value creation.

Our parks are composed of state-of-the-art buildings designed for advanced light-manufacturing and/or logistics, which are strategically located within Mexico, providing access to ports, airports and highways. These full-service facilities are designed with core sustainability features, such as energy conservation, clean energy generation (including the use of 208 solar panels in our properties) and recycling. Initiated under our Level 3 Strategy, asset recycling has become an additional driver of value within our operations, by selling certain properties, capturing upside, and developing new state-of-the-art facilities according to our client’s needs. This strategy expands our sources of funding, lowers financing costs and optimizes our capital structure, as we leverage our existing development capabilities to recycle capital at attractive returns.

Continue to strengthen our balance sheet and expand our funding sources with prudent capital allocation poised for risk-adjusted growth

We will continue our efforts to optimize our capital structure, building upon our long-term debt with the goal of maintaining a stacked maturity profile with maturities greater than five years, and a sound liquidity position. As part of our Level 3 Strategy, we will continue strengthening our balance sheet to maintain and expand our various sources of funding, including through the incurrence of term loans and revolving facilities as well as bilateral secured lines of credit, in addition to issuances of international bonds and equity securities. Our general policy is to acquire land for the purpose of developing properties to generate income, but we may, from time to time, evaluate opportunities to sell assets for capital gain.

We have a thorough and disciplined approach to capital allocation. Our LTV stands at 25.8% as of September 30, 2023, which is well within our maximum LTV of 40.0%.

Our staggered and long tenor debt maturity schedule has 5.1 years maturity with a weighted average interest rate of 4.5% As of September 30, 2023, our Net Debt to Total Assets ratio was 0.1x with a Net Debt to Adjusted EBITDA of 3.3x. For more information, see “Summary Consolidated Financial Information and Operating Data¾Non-IFRS Financial Measures and Other Measures and Reconciliations¾Ratio Data.”

Strengthen our organization to successfully execute our strategy

We aim to continuously strengthen our organization and improve our work culture. We are proud of our team and we value the diversity of our workforce, which we believe grows stronger every day. We have developed a core team that leverages on its experience to train our teams and provide for succession. Furthermore, we aim to build a place to work that is attractive to talented young professionals, we recognize the central role our employees play in our business and try to enrich our collective talent through committed, innovative people, offering them attractive working conditions.

2023 – 2025 Accelerated Growth Plan

To take advantage of the positive outlook of the industrial real estate market and the expected growth driven by nearshoring and e-commerce in the upcoming years, we have developed an accelerated growth plan from 2023 to

2025. We aim to develop 10.9 million square feet of GLA in the next 3 years, to reach a total GLA of 48.5 million square feet by 2025. We expect that the majority of this GLA will be developed using our current Land Reserves and will require an estimated total investment of US$1.0 billion, of which approximately US$738.7 million is planned to be invested in 2023 and 2024.

Our accelerated growth plan is focused on the same five regions where we currently operate with 3.5 million square feet in the Northeast region (32.1% of total growth plan), 2.3 million square feet in the Central region (21.2% of total growth plan), 2.1 million square feet in the Bajío-North region (19.4% of total growth plan), 0.8 million square feet in the Northwest region (7.4% of total growth plan), and 2.2 million square feet in the Bajío-South region (19.9% of total growth plan). The following chart includes a summary of the GLA of our current portfolio of industrial properties, our projects under construction and our growth plan by region:

Additionally, with our growth plan, we also plan to increase our development pipeline by growing our capital expenditures by approximately US$950 million in the next three years, including US$195.7 million spent during the nine months ended September 30, 2023. The following chart includes a summary of our projected capital expenditures in the next three years:

We believe our accelerated growth plan will be key to ensure Vesta is well positioned to take advantage of the favorable market fundamentals and capture growth driven by nearshoring and e-commerce in the upcoming years, and ultimately create value to our shareholders.

Our Corporate Structure

The following chart shows our simplified corporate structure, reflecting our main subsidiaries, as of the date of this prospectus:

The remaining 0.01% of QVC is owned by QVC II, and the remaining 0.01% of all other subsidiaries is owned by QVC.

As of the date of this prospectus, our significant subsidiaries are QVC, QVC II and VBC, all of which were incorporated in Mexico and are majority-owned by the Company.

Our Level 3 Strategy

Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and a solid development pipeline, including through the implementation of certain key strategic objectives. As we continue to evolve, we seek to become a sustainable and resilient, fully integrated real estate company with a robust development platform. We believe that we grew our business and created value for our shareholders from 2014 to 2019 through the implementation of our Vision 2020 strategic plan. Beginning in 2019, we have been implementing our expansion and growth strategy for 2019 to 2024 in accordance with our “Level 3 Strategy,” which is based on five strategic pillars:

·	First, we aim to manage, maintain, and improve our current portfolio quality in terms of age, tenants, sustainability and industry diversification through refurbishments and new developments, acquisitions and selected dispositions. We plan to focus on our leasing and commercial efforts to maintain healthy contract profile terms, while increasing net effective rents and maintaining a tenant base with high creditworthiness.

·	Second, we seek to invest and/or divest for continued value creation, incorporating prudent investment guidelines in our investment decisions and asset sales. We plan to (i) grow our foothold in companies engaged or that participate in e-commerce and in the main metropolitan areas, (ii) continue to invest at an appropriate pace in our core markets in which we believe we hold strong positions, with an emphasis in Northern Mexico; and (iii) continuously monitor market conditions and business fundamentals to optimize investments and asset sales.

·	Third, we plan to continue strengthening our balance sheet and expanding our funding sources by recycling capital and raising equity and debt. We aim to extend our maturities and increase our investment capacity to capitalize on attractive opportunities. Capital recycling will continue through our selective asset dispositions, joint ventures and other alternative funding sources, if needed.

·	Fourth, we seek to strengthen our organization to execute our business strategy successfully. We intend to continue reinforcing our asset management and commercial teams and resources, building a highly qualified bench for top and middle management succession over time, implementing a new information technology platform to develop further our innovation capabilities and enhancing our incentive alignment between management and stakeholders.

·	Fifth, as part of our recognition of the importance of ethical and sustainable standards, we strive to become a leader in ESG practices, embedding sustainable and resilient practices in our business model. We will continue working to reduce significantly our impact on the environment, increase the efficiency of our buildings and promote reductions in the carbon footprint of our tenant base. We will also continue strengthening our corporate governance, including our ESG committees and working groups, and expand our social programs to enhance the social dimension of our infrastructure, human resources policies and other third-party relationships.

Our Portfolio

As of September 30, 2023, our portfolio was comprised of 213 properties with a total GLA of 36.9 million square feet (3.4 million square meters), of which 96.9% was leased. Our properties generated total rental income of US$56.4 million and US$178.0 million for the three-month period ended September 30, 2023 and the year ended December 31, 2022, respectively. As of September 30, 2023, we had 192 tenants, with no single tenant accounting for more than 7.5% of our total GLA, which were bound to leases with an average term of 5.5 years.

The following table presents a summary of our real estate portfolio as of September 30, 2023 and each of December 31, 2022 and 2021:

	As of September 30,	As of December 31,
	2023	2022	2021
Number of real estate properties	213	202	189
GLA (sq. feet)(1)	36,905,960	33,714,370	31,081,746
Leased area (sq. feet)(2)	34,128,931	32,054,026	29,257,404
Number of tenants	192	183	175
Average rent per square foot (US$ per year)(3)	5.4	5.0	4.5
Weighted average remaining lease term (years)	5.5	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.4	4.7	4.7
Stabilized Occupancy rate (% of GLA)(5)	97.3%	97.3	94.3

_________________

(1)	Refers to the total GLA across all of our real estate properties.

(2)	Refers to the GLA that was actually leased to tenants as of the dates indicated.

(3)	Calculated as the annual base rent as of the end of the relevant period divided by the GLA. For rents denominated in pesos, annual rent is converted to US$ at the average exchange rate for each quarter.

(4)	Calculated as the annual income collected from rental revenues during the relevant period divided by the square feet leased. For income collected denominated in pesos, income collected is converted to US$ at the average exchange rate for each quarter.

(5)	We calculate stabilized occupancy rate as leased area divided by total GLA. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.

The following chart presents a summary of our real estate portfolio by key market penetration according to CBRE:

All of our ownership rights with respect to our properties are in fee simple form, except for the plots of land where the Querétaro Aerospace Park and Douki Seisan Park were constructed. For more information, see “—Our Parks-to-Suit Projects—Querétaro Aerospace Park” and “—Douki Seisan Park.” None of our projects are subject to encumbrances different from customary rights of way granted to utility suppliers.

Construction Projects

We continuously explore new development projects and acquisitions of industrial real estate portfolios, including individual buildings, Land Reserves in strategic locations and sale and lease-back transactions that meet our development and acquisition criteria. For the nine-month period ended September 30, 2023, we are developing eleven buildings and two expansions with a GLA of 3,511,701 square feet (326,247 square meters). All of these are Inventory Buildings.

The table below summarizes our real estate projects under construction at our existing Land Reserves as of September 30, 2023.

			Total Expected Investment (Thousand US$)(1)			Investment to Date (Thousand US$)
	Project	Project GLA	Land + Infrastructure	Shell(2)	Total	Land + Infrastructure	Shell(2)	Total	Leased	Expected Completion Date	Type
		(in square feet)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(%)
North Region
Ciudad Juárez	Juárez Oriente 3	283,338	7,121	14,050	21,171	240,837	2,136	242,973	0.0	July 2024	Inventory
Ciudad Juárez	Juárez Oriente 4	297,741	7,482	14,801	22,283	253,080	2,245	255,325	0.0	July 2024	Inventory
Ciudad Juárez	Juárez Oriente 5	210,800	5,298	11,353	16,651	179,180	2,119	181,299	100.0	June 2024	BTS
		791,879	19,901	40,204	60,105	673,097	6,500	679,597	26.6
Bajío Region
Guadalajara	GDL 08	680,333	15,386	27,911	43,297	340,166	14,310	354,476	0.0	October 2023	Inventory
Aguascalientes	Aguascalientes 3	200,318	1,746	10,365	12,111	180,286	524	180,810	31.0	July 2024	Inventory
SLP	San Luis Potosí 4	262,532	2,588	13,210	15,798	236,279	776	237,055	0.0	July 2024	Inventory
SLP	Tres Naciones 10	131,571	1,140	7,183	8,323	131,571	342	131,913	0.0	May 2024	Inventory
Querétaro	Querétaro 6	214,760	2,434	9,892	12,326	214,760	1,122	215,882	100.0	January 2024	BTS
		1,489,514	23,294	68,561	91,855	1,103,062	17,074	1,120,136	18.6
Central Region
Valle de México	La Villa	213,065	22,086	10,012	32,098	181,105	6,626	187,731	0.0	May 2024	Inventory
Valle de México	Punta Norte 1	845,957	50,582	37,905	88,487	575,250	15,175	590,425	0.0	December 2024	Inventory
Valle de México	Punta Norte 2	171,286	10,241	8,408	18,649	116,475	3,072	119,547	0.0	October 2024	Inventory
		1,230,308	82,909	56,325	139,234	872,830	24,873	897,703	0.0
		3,511,701	126,104	165,090	291,194	2,648,989	48,447	2,697,436	12.9

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(1)	Total Expected Investment comprises our material cash requirements, including commitments for capital expenditures.

(2)	A shell is typically comprised by the primary structure, the building envelope (roof and façade), mechanical and supply systems (electricity, water and drainage) up to a single point of contact.

For the fiscal year ended December 31, 2022, we completed twelve buildings with a GLA of 2,406,526 square feet (223,574 square meters). Of these buildings, one was a BTS Building with a GLA of 78,286 square feet (7,273 square meters), and eleven were Inventory Buildings with a total GLA of 2,328,240 square feet (216,301 square meters).

During the nine months ended September 30, 2023, we completed thirteen buildings with a GLA of 3,185,158 square feet (295,911 square meters). Of these buildings, two were BTS Buildings with a total GLA of 191,922 square feet (17,830 square meters), and eleven were Inventory Buildings with a total GLA of 2,993,236 square feet (278,081 square meters).

Our Industrial Parks

The table below describes our real estate portfolio by industrial park as of September 30, 2023, and the rental income earned from this portfolio in the three-month period ended September 30, 2023.

	Location	Total GLA	Total GLA	Percentage of Portfolio GLA	Rental Income for the Three Months Ended September 30, 2023	Percentage of Rental Income for the Three Months Ended September 30, 2023	Operations Start Year	Number of Buildings	Appraisal Value as of September 30, 2023
		(in square feet)	(in square meters)	(%)	(US$)	(%)			(US$)
Industrial Park
DSP	Aguascalientes	2,143,262	199,116	5.8	3,183,011	5.6	2013	8	137,700,000
Vesta Park Aguascalientes	Aguascalientes	306,804	28,503	0.8	383,526	0.7	2019	2	18,500,000
Los Bravos Vesta Park	Cd Juárez	460,477	42,780	1.2	685,568	1.2	2007	4	30,390,000
Vesta Park Juárez Sur I	Cd Juárez	1,514,249	140,678	4.1	2,403,832	4.3	2015	8	113,030,000
Vesta Park Guadalajara	Guadalajara	2,572,897	239,030	7.0	3,906,632	6.9	2020	6	230,650,000
Vesta Park Guadalupe	Monterrey	497,929	46,259	1.3	1,350,665	2.4	2021	2	32,560,000
Vesta Puebla I	Puebla	1,028,801	95,579	2.8	1,783,006	3.2	2016	5	86,150,000
Bernardo Quintana	Querétaro	772,025	71,723	2.1	611,242	1.1	1998	9	39,840,000
PIQ	Querétaro	2,109,491	195,978	5.7	2,982,995	5.3	2006	13	138,750,000
VP Querétaro	Querétaro	923,238	85,772	2.5	742,069	1.3	2018	4	53,000,000
Querétaro Aerospace Park	Querétaro Aero	2,337,248	217,137	6.3	3,800,159	6.7	2007	13	164,550,000
SMA	San Miguel de Allende	1,361,708	126,507	3.7	1,529,865	2.7	2015	7	88,700,000
Las Colinas	Silao	903,487	83,937	2.4	1,210,926	2.1	2008	7	57,750,000
Vesta Park Puento Interior	Silao	1,312,047	121,893	3.6	1,661,113	2.9	2018	7	79,800,000
Tres Naciones	San Luis Potosí	960,964	89,276	2.6	1,383,548	2.5	1999	9	63,550,000
Vesta Park SLP	San Luis Potosí	603,385	56,056	1.6	615,708	1.1	2018	3	38,450,000
La Mesa Vesta Park	Tijuana	810,013	75,253	2.2	1,178,598	2.1	2005	16	63,180,000
Nordika	Tijuana	155,818	14,476	0.4	634,229	1.1	2007	1	17,150,000
El potrero	Tijuana	282,771	26,270	0.8	381,977	0.7	2012	2	29,800,000
Vesta Park Tijuana III	Tijuana	620,547	57,651	1.7	1,080,060	1.9	2014	3	55,640,000
Vesta Park Pacifico	Tijuana	379,882	35,292	1.0	897,027	1.6	2017	2	30,700,000
VP Lago Este	Tijuana	552,452	51,324	1.5	1,182,647	2.1	2018	2	71,100,000
Vesta Park Megaregion	Tijuana	1,512,001	140,469	4.1	604,826	1.1	2022	7	150,070,000
VPT I	Tlaxcala	680,616	63,231	1.8	1,030,341	1.8	2015	4	43,400,000
Exportec	Toluca	220,122	20,450	0.6	278,679	0.5	1998	3	14,950,000
T 2000	Toluca	1,070,180	99,423	2.9	1,585,184	2.8	1998	3	83,810,000
El Coecillo Vesta Park	Toluca	816,056	75,814	2.2	1,326,063	2.4	2007	1	57,130,000
Vesta Park Toluca I	Toluca	1,000,161	92,918	2.7	1,553,202	2.8	2006	5	76,420,000
Vesta Park Toluca II	Toluca	1,474,297	136,967	4.0	2,036,412	3.6	2014	6	111,800,000
Vesta Park Apodaca	Monterrey	1,023,145	95,053	2.8	—	0.0	2023	4	76,270,000
Vesta Park Juarez Oriente	Cd Juarez	529,389	49,182	1.4	—	0.0	2023	2	41,000,000
Other		5,970,498	554,679	16.2	9,609,961	17.0	na	45	504,980,000
	Total	36,905,960	3,428,676	100.0	51,613,071	91.5%		213	2,800,770,000
	Other income (reimbursements)(2)				4,786,959	8.5
	Total				56,400,030	100.0	Vesta Offices at the DSP Park(3)		300,000
							Under construction		300,620,000
							Total		3,101,690,000
							Land improvements		13,794,975
							Land Reserves		140,100,000
							Costs to Complete Construction in Process		-142,781,071
							Appraisal Total		3,112,803,904

_________________

(1)	Other income (reimbursements) includes: (i) the reimbursement of payments made by us on behalf of some of our tenants to cover maintenance fees and other services, which we incur under the respective lease contracts; and (ii) management fees arising from the real estate portfolio we sold in May 2019.

(2)	Refers to the appraisal value of our corporate offices located at the Douki Seisan Park.

As of September 30, 2023, the appraisal value of our portfolio was US$3,112.8 million, comprised of buildings and land valued at US$3,101.7 million, land improvements valued at approximately US$13.8 million and Land Reserves for future development valued at US$140.1 million (less a cost to complete construction in progress valued at US$142.8 million). The appraisal value of our portfolio was determined as of September 30, 2023 by independent appraisers, including Cushman & Wakefield, Jones Lang Lasalle and CBRE.

As of December 31, 2022, the appraisal value of our portfolio was US$2,738.5 million, comprised of buildings and land valued at US$2,657.5 million, land improvements valued at approximately US$7.6 million and Land Reserves for future development valued at US$208.9 million (less a cost to complete construction in progress valued at US$135.5 million). The appraisal value of our portfolio was determined as of December 31, 2022 by independent appraisers, including Cushman & Wakefield, Jones Lang Lasalle and CBRE. For a description of the valuation techniques employed by our independent appraisers, see note 8 to our audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus.

Our Parks-to-Suit Projects

Querétaro Industrial Park

The Querétaro Industrial Park was developed in 2006 and is located approximately eight hours from the U.S. border by the Mexican Federal Highway (Carretera Federal) No. 57, also known as the NAFTA Highway. Over 100 companies from 15 different countries have established themselves in the Querétaro Industrial Park since its inception. The Querétaro Industrial Park is the first industrial park with the “Clean Industrial Park” certification, which it received from PROFEPA as a result of favoring good environmental practices and given that more than 60.0% of the companies operating within the park have a clean industry certification. In addition, the Querétaro Industrial Park also complies with the Mexican Official Standard (Norma Oficial Mexicana) for industrial parks.

As of September 30, 2023, our properties in the Querétaro Industrial Park had an aggregate GLA of 2,109,491 square feet (195,978 square meters), of which 96.9% was leased under long-term leases. In the nine-month period ended September 30, 2023, the quarterly rent per square foot of the Querétaro Industrial Park was equal to US$1.4 million.

As of December 31, 2022, our properties in the Querétaro Industrial Park had an aggregate GLA of 1,998,727 square feet (185,688 square meters), of which 97.9% was leased under long-term leases. In 2021 and 2022, the annual rent per square foot of the Querétaro Industrial Park was equal to US$6.9 million and US$5.2 million, respectively.

In 2022, we paid US$83,616 in real estate taxes in connection with the Querétaro Industrial Park.

Querétaro Aerospace Park

The Querétaro Aerospace Park is the product of the combined efforts of the Federal Government, Bombardier Aerospace México, S.A. de C.V., or “Bombardier,” and the State of Querétaro to create the first industrial cluster of aerospace companies in Mexico. Querétaro has a high concentration of aerospace companies, including three maintenance, repair and overhaul companies, two research and development facilities and two design and engineering centers, which, as of the date of this prospectus, provide approximately 3,300 jobs, based on information provided by our tenants regarding their number of employees. Companies currently operating in the Querétaro Aerospace Park include Bombardier, Daher, Duqueine, ABSC, Safran Landing Systems México, SAMES and Safran Aircraft Engines México, the last three of which belong to the Safran Group. In light of the concerted industry efforts required to launch the Querétaro Aerospace Park, we believe that the number of companies operating in the Querétaro Aerospace Park will continue to expand and create synergies within the supply chain of the aerospace industry in Mexico.

The Querétaro Aerospace Park was created pursuant to a trust agreement dated July 12, 2007, among the State of Querétaro, as grantor, Bombardier, as beneficiary, BBVA Bancomer, S.A., Institución de Banca Múltiple, as trustee, and Aeropuerto Intercontinental de Querétaro, S.A. de C.V., the operator of Querétaro’s airport, solely for consent purposes. We refer to this trust agreement as the “QAP trust.” Through a public bidding process that involved 22 Mexican and international companies, in July 2007, we were awarded the right to develop the Querétaro Aerospace Park and, through our subsidiary Proyectos Aeroespaciales, we became a party to the QAP trust as a grantor and one of its beneficiaries. The State of Querétaro contributed to the QAP trust its rights to use (but not its title to) the land for the Querétaro Aerospace Park, including the right to use that land and any infrastructure developed on it, the right to build industrial buildings and the right to lease any such buildings. These rights were granted for a period of approximately 43 years, which we expect will allow us to recover our investment, which amounted approximately to US$119.4 million. On our part, we contributed to the QAP trust the requisite funds for those properties. We are not required to pay real estate taxes in connection with this land.

In our capacity as beneficiaries of the QAP trust, we are entitled to benefit from the rights contributed by the State of Querétaro, including the right to lease the buildings and collect rent during the aforementioned 43-year period. The duration of the QAP trust may be extended if Aeropuerto Intercontinental de Querétaro, S.A. de C.V.’s concession for the operation of the Querétaro airport is renewed. Moreover, the terms of the QAP trust require that any and all buildings developed at the Querétaro Aerospace Park be leased to companies in the aerospace industry or its related industries. Upon extinction of the QAP trust, all rights to the land and any properties, renovations, expansions and improvements by us will revert to the State of Querétaro.

As of September 30, 2023, our properties in the Querétaro Aerospace Park had an aggregate GLA of 2,337,248 square feet (217,137 square meters), of which 98.4% was leased under long-term leases. In the nine-month period ended September 30, 2023, the quarterly rent per square foot of the Querétaro Aerospace Park was equal to US$1.6 million.

As of December 31, 2022, our properties in the Querétaro Aerospace Park had an aggregate GLA of 2,256,090 square feet (209,598 square meters), of which 97.9% was leased under long-term term leases with their tenants. In 2021 and 2022, the annual rent per square foot of the Querétaro Aerospace Park was equal to US$6.9 million and US$6.2 million, respectively.

Proyectos Aeroespaciales is a joint venture established in 2007 between us and Neptuno Real Estate, S. de R.L. de C.V., an entity controlled by General Electric for purposes of the development of the Querétaro Aerospace Park. In December 2009, we acquired General Electric’s interest in Proyectos Aeroespaciales for a purchase price equal to 50.0% of the value of the enterprise. The financing for the acquisition was supplied by General Electric and secured through rental income flows generated by the leases in effect at the time. Concurrently with this acquisition, Proyectos Aeroespaciales assigned some of its collection rights to CIV Infraestructura, S. de R.L. de C.V. The General Electric loan has been repaid in full and CIV Infraestructura, S. de R.L. de C.V. was merged into Proyectos Aeroespaciales.

Douki Seisan Park

In connection with a private bidding process held by Nissan Mexicana, S.A. de C.V., or “Nissan,” in July 2012, we were awarded exclusive developer and operator rights with respect to the Douki Seisan Park. This park, which is located adjacent to Nissan’s A2 assembly plant in the Mexican state of Aguascalientes, is intended to accommodate strategic Nissan suppliers who require of close proximity to that plant.

The development and operation of the Douki Seisan Park are governed by a trust agreement dated July 9, 2013, among Nissan, as grantor and beneficiary, our subsidiary Vesta DSP, also as grantor and beneficiary, and CI Banco, S.A., Institución de Banca Múltiple (which replaced Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria), as trustee. We refer to this trust agreement, as amended on December 17, 2013 and October 3, 2016, as the “Nissan Trust.” Nissan contributed to the Nissan Trust, for our benefit, the right to use (but not its title to) the land for purposes of the development and construction of the Douki Seisan Park. As consideration therefor, we have the right to lease and collect rental payments in respect of all buildings at the Douki Seisan Park for a period of 40 years, which we expect will allow us to recover our investment, which amounted to approximately US$72.7 million. Upon expiration of the Nissan Trust, all rights and title to the Douki Seisan Park, including the land and any properties, renovations, expansions and improvements will revert to Nissan. Since Nissan holds the title to the land in which the Douki Seisan Park is constructed, Nissan pays the real estate taxes with respect to this land.

Under the Nissan Trust, space at the Douki Seisan Park may be leased only to Nissan suppliers approved by the board of trustees of the Nissan Trust, which is comprised of representatives of both Nissan and Vesta DSP. Nissan suppliers who currently lease space from us at the Douki Seisan Park include Posco (metal parts), Tachi-S (car seats), Sanoh (fuel systems), Voestalpine (steel and other metals for high-technology systems), Toyota-Tsusho (rim and tire assemblies) and Plastic Omnium (parts for interiors). We also serve Daimler, which began operations in the region in 2018.

As of September 30, 2023, our properties in the Douki Seisan Park had an aggregate GLA of 2,143,262 square feet (199,116 square meters), of which 98.5% was leased under long-term leases. In the nine-month period ended September 30, 2023, the quarterly rent per square foot of the Douki Seisan Park was equal to US$1.5 million.

As of December 31, 2022, our properties in the Douki Seisan Park had an aggregate GLA of 2,143,262 square feet (199,116 square meters), of which 98.5% was leased under long-term term leases. In 2021 and 2022, the annual rent per square foot of the Douki Seisan Park was equal to US$5.4 million and US$5.7 million, respectively.

Geographic and Industry Diversification

We believe that we have assembled a portfolio of high-quality industrial properties that is well diversified in terms of types of assets, geographic markets and tenant base, and which provides our shareholders with exposure to a broad range of properties throughout Mexico. Our properties are located in strategic areas for light manufacturing and logistics in 15 Mexican states, namely: Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, México, Nuevo León, Puebla, Querétaro, Quintana Roo, San Luis Potosí, Sinaloa, Tamaulipas, Tlaxcala and Veracruz.

The following map illustrates the diversification of our total GLA and the distribution of our total GLA by geographic region as of September 30, 2023.

LOCATION	GLA	%
• 1 Querétaro, QTO	570,611	16.64%
• 2 Toluca , Edomex	442,955	12.92%
• 3 Tijuana, BC	640,129	18.67%
• 4 Aguascalientes, Ags.	227,619	6.64%
• 5 Lagos de Moreno, Jal	96,186	2.81%
• 6 Silao, Gto	332,337	9.69%
• 7 Cd. Juarez, Chih	308,769	9.01%
• 8 San Luis Potosí, SLP	145,333	4.24%
• 9 Valle de Mexico	26,440	0.77%
• 10 Tlaxcala, Tlax.	76,595	2.23%
• 11 Puebla, Puebla.	106,933	3.12%
• 12 Los Mochis, Sinaloa	11,311	0.33%
• 13 Veracruz, Ver.	11,173	0.33%
• 14 Cancún, Quintana Roo.	2,942	0.09%
• 15 Matamoros, Tamaulipas.	49,001	1.43%
• 16 Guadajalara, Jal	239,030	6.97%
• 17 Monterrey, Nuevo Leon.	141,312	4.12%
TOTAL	**3,428,676**	**100.00%**

TIJUANA
CD. JUÁREZ
LOS MOCHIS
MONTERREY
AGUASCALIENTES
SAN LUIS POTOSÍ
CANCÚN
GUADALAJARA
QUERÉTARO
LAGOS DE MORENO
TLAXCALA
GUANAJUATO
PUEBLA
TOLUCA
Norte
Bajio
Centro

_________________

Source: Vesta.

The following table contains a breakdown of our real estate portfolio by Mexican state as of September 30, 2023.

State	Number of Properties	Number of Leases	GLA	GLA	Share of Total GLA	Rental Income	Share of Total Rental Income
			(square feet)	(square meters)	(%)	(millions of US$)	(%)
Baja California	60	86	6,890,292	640,129	18.7	9,785,271	17.3
Querétaro	39	54	6,142,001	570,611	16.7	8,265,771	14.7
Estado de México	20	33	4,767,933	442,955	12.9	7,610,336	13.5
Guanajuato	21	43	3,577,242	332,337	9.7	4,401,904	7.8
Jalisco	9	13	3,608,235	335,216	9.8	5,654,236	10.0
Chihuahua	18	27	3,323,565	308,769	9.0	4,541,579	8.1
Aguascalientes	10	25	2,450,066	227,619	6.6	3,566,537	6.3
San Luis Potosí	12	14	1,564,349	145,333	4.2	1,999,256	3.5
Nuevo Leon	6	8	1,521,074	141,312	4.1	1,350,665	2.4
Other states	18	33	3,061,203	284,395	8.3	4,437,516	7.9
Other revenues(1)						4,786,959	8.5
Total	213	336	36,905,960	3,428,676	100.0	56,400,030	100.0

_________________

(1)	Other revenues refer to maintenance and other costs and expenses incurred by us on behalf our tenants, which are subject to reimbursement by the tenants in accordance with their leases.

Land Reserves

As of September 30, 2023, we had 735.1 acres (32,023,117 square feet) of Land Reserves located in Monterrey, Guadalajara, Querétaro, Tijuana, San Miguel de Allende, San Luis Potosí, Ciudad Juárez, Guanajuato, Aguascalientes and Puebla, which are within active industrial corridors in Mexico, on which we plan to develop approximately 14.4 million square feet (1.3 million square meters) of industrial buildings.

As of September 30, 2023, the estimated development potential of the Land Reserves is:

Location	Total Land Reserves	Total Land Reserves	Percentage of Total Land Reserves	Appraisal Value as of September 30, 2023(1)	Estimated GLA to be Developed	Estimated GLA to be Developed
	(Hectares)	(Acres)	(%)	(thousands of US$)	(square meters)	(square feet)
Aguascalientes	116.5	288.0	39.2	31,500	524,407	5,644,668
Querétaro	48.0	118.5	16.1	31,880	215,874	2,323,652
Monterrey	40.8	100.8	13.7	32,660	183,626	1,976,528
San Miguel Allende	36.0	88.8	12.1	15,530	161,800	1,741,605
San Luis Potosí	23.7	58.7	8.0	10,020	106,844	1,150,061
Guanajuato	31.6	78.2	10.6	17,720	142,350	1,532,241
México	0	0	0	0	0	0
Ciudad Juárez	0	0	0	0	0	0
Guadalajara	0	0	0	0	0	0
Tijuana	0	0	0	0	0	0
Puebla	0.9	2.1	0.3	790	3,869	41,647
Total	297.5	735.1	100.0	140,100.0	1,338,770.0	14,410,402.0

_________________

(1)	Land value is appraised at cost. For more information, see “Presentation of Financial and Certain Other Information—Appraisals.”

Our Tenant Base

Principal Tenants

As of September 30, 2023, we had 336 leases in place with our tenants. In the nine-month period ended September 30, 2023, our 10 largest tenants together accounted for a leased GLA of approximately 9,383,290 square feet (871,736 square meters), or 25.4% of our total GLA, and approximately 28.6% of our rental income.

The following table sets forth the names of our principal clients, their respective shares of our total GLA and rental income for the nine-month period ended September 30, 2023, and their remaining lease term as of September 30, 2023.

Client	Country	Share of Total GLA	Share of Total Rental Income	Remaining Lease Term
		(%)	(%)	(years)
Nestlé	Switzerland	4.9	5.4	6.8
TPI	United States	3.3	4.5	5.8
Grupo Safran	France	3.3	4.3	4.4
Nissan	Japan	2.7	2.7	1.0
Mercado Libre	Argentina	2.5	3.0	7.9
Bombardier Aerospace	Canada	1.8	2.2	12.2
Foxconn	Taiwan	1.8	1.8	6.5
Continental	Germany	1.7	1.5	8.0
Coppel	Mexico	1.7	1.5	7.9
Gates	United States	1.6	1.7	7.9

Our top 10 tenants comprised of affiliates of multinational companies with strong credit ratings, operating in a wide range of industries in various geographic locations throughout Mexico. In the export manufacturing sector, our clients include TPI, Grupo Safran, Nissan, Bombardier Aerospace, Continental and Foxconn, among other. In the consumer logistics sector, our clients include Nestlé, Mercado Libre and Coppel, among other. As of September 30, 2023, we had 192 tenants, with no single tenant accounting for more than 7.5% of our total GLA. As of December 31, 2022, we had 183 tenants, with no single tenant accounting for more than 6.0% of our total GLA.

Diversification Across Industry Sectors

We believe we have a broad, diversified and growing tenant base. Our leased GLA as of September 30, 2023 was split between manufacturing and logistics. 60.0% of our leased GLA was occupied by tenants for manufacturing purposes, with a weighted-average lease term by total GLA from inception of 12 years, while 40.0% occupied by tenants using buildings for logistics, with a weighted-average lease term by total GLA from inception of 11 years.

The following table contains a breakdown of our clients by industry based on leased GLA as of September 30, 2023.

As of September 30,
Industry	2023
(%)
Automotive	33.0
Logistics	12.4
Food and beverage	9.3
Aerospace	6.9
E-commerce	7.0
Plastics	2.4
Recreational vehicles	3.9
Medical devices	1.9
Renewable energy	3.6
Other industries(1)	19.6

_________________

(1)	Includes various manufacturing industries, such as electronics, household appliances and metal industries.

The following table contains a breakdown of our tenant base and rental income by type of industry for the nine-month period ended September 30, 2023.

Industry	Rental Income	Share of Total Rental Income
	(millions of US$)	(%)
Automotive	14.5	25.7
Logistics	8.8	15.6
Aerospace	3.8	6.7
Food and beverage	3.9	7.0
Renewable energy	2.3	4.2
Recreational vehicles	0.7	1.1
E-commerce	3.9	6.9
Plastics	1.5	2.7
Medical devices	1.0	1.8
Paper	0.1	0.1
Other industries(1)	8.6	15.2
Other revenues(2)	7.3	13.0
Total	56.4	100.0

_________________

(1)	Includes various manufacturing industries, such as electronics, household appliances, renewable energy, metal and paper industries.

(2)	Other revenues refer to maintenance and other costs and expenses incurred by us on behalf our tenants, which are subject to reimbursement by the tenants in accordance with their leases.

Occupancy

Our stabilized occupancy rate, expressed by our leased GLA, represents the percentage of our total GLA that is under lease with our tenants.

The following table shows our stabilized occupancy rate as of September 30, 2023 and 2022, and December 31, 2022, 2021, 2020, 2019 and 2018.

	As of September 30,		As of December 31,
	2023	2022	2022	2021	2020	2019	2018
Occupancy rate	97.3%	96.6%	97.3%	94.3%	91.1%	94.7%	97.2%

The following table shows our stabilized occupancy rate by region as of September 30, 2023 and 2022, and December 31, 2022 and 2021.

	As of September 30,		As of December 31,
	2023	2022	2022	2021
Region
Northeast	100.0%	100.0%	93.2%	100.0%
Northwest	100.0%	100.0%	100.0%	97.1%
Central	97.2%	99.0%	99.1%	95.1%
Bajío North	97.5%	86.3%	93.3%	82.9%
Bajío South	93.7%	95.7%	92.6%	94.6%
Total	97.3%	96.6%	97.3%	94.3%

The increase in our stabilized occupancy rate in the nine-month period ended September 30, 2023 as compared to the nine-month period ended September 30, 2022 was primarily attributable to higher occupancies across all regions as a result of stronger demand in Mexico.

The increase in our stabilized occupancy rate in 2022 as compared to 2021 was primarily attributable to higher leasing activity during the year, including new leases and contract renewals.

Our Leases

Overview

Most of our leases are for initial terms that range from five to 15 years and grant our tenants the option to renew their leases for one or more additional terms of three to 15 years, subject to certain conditions. The average initial term of all the leases in effect as of September 30, 2023 was 11.5 years and their weighted remaining average lease term was 5.5. Security deposits are typically equal to one- or two-months’ rent. We are generally required to perform only mandatory structural maintenance and we are responsible for any latent defects in the properties.

All leases include a provision that entitles us to rescind the lease and collect any past due rents and the aggregate amount of rent that would accrue over the remaining term of the lease, in the event that the tenant incurs in default with its rental payments, vacates the property, terminates the lease unilaterally or enters bankruptcy or insolvency proceedings.

In addition, we are entitled to terminate the lease upon occurrence of any of the following events:

·	failure by the tenant to comply with its payment obligations under the lease;

·	if the tenant assigns or subleases the premises without our prior written consent;

·	if the tenant carries out any construction work in, or modification of, the premises, except as permitted under the lease;

·	if the tenant uses the premises in a manner other than that permitted by the lease;

·	failure by the tenant to comply with any of the provisions of the internal regulations of the industrial park where the leased premises are located;

·	if the tenant obstructs, or in any other manner impedes, access to the persons designated by us to inspect the premises;

·	if the tenant breaches any other obligation under the lease agreement and such breach remains uncured for more than 30 days;

·	if the tenant is subject to any strike or similar labor procedure during more than 60 days and such labor strike causes the tenant to breach its obligations under the lease;

·	if any lien is created over the premises or any portion thereof, or if any claim derived from any work or installation carried out by the tenant or in its name is filed; and

·	if during the term of the lease the tenant or its guarantor enters bankruptcy or reorganization proceedings and the tenant fails to provide a substitute guarantee.

A large majority of our leases are classified as operating leases. As of September 30, 2023, only eight of our leases included a purchase option at fair market value, but then only at the end of the lease. These eight leases accounted for 7.4% of our total GLA.

Nestlé Leases

In 2003, we acquired two distribution centers used by Nestlé to manage, store, pack and distribute its products. One of them is located in Toluca, Estado de Mexico and the other in Lagos de Moreno, Jalisco.

In 2007, we agreed with Nestlé to expand these properties and to build an additional building for CPW, an affiliate of Nestlé. As of September 30, 2023, these properties together accounted for 1,795,956 square feet (166,850 square meters) or approximately 4.9% of our total GLA, and for 5.4% of our total rental income for the nine-month period then ended.

On December 1, 2015, Herdez assumed a portion of Nestlé’s space at the 696,265 square feet (64,685.2 square meters) building in Lagos de Moreno included in Nestlé’s lease. As of September 30, 2023, the GLA attributable to Nestlé at Lagos de Moreno was approximately 640,827 square feet (59,535 square meters) and the GLA attributable to Herdez was approximately 55,438 square feet (5,150.4 square meters).

On June 30, 2022, we renewed Nestlé’s lease for an additional seven-year term that will end on December 31, 2023 and renewed CPW’s lease for an additional eight-year term that will end on December 31, 2024. In addition, on January 11, 2023, Nestlé early-renewed its lease for an additional seven-year term that will end in December 2030.

Except for a provision allowing Nestlé a right of first refusal in the event we wish to sell any of these properties, the Nestlé leases are subject to the same terms and conditions as the rest of our leases as described above.

TPI Leases

In November 2015, we entered into a 10-year master lease agreement with TPI in respect of two identical industrial buildings with a combined GLA of approximately 698,181 square feet (64,863 square meters) that was developed by us in Ciudad Juárez. In 2018, TPI expanded one of our two industrial buildings in Ciudad Juárez to increase their production.

In May 2017, we entered into a 10-year master lease agreement with TPI in respect of an industrial building with a GLA of approximately 527,443 square feet (49,001 square meters) that was developed by us in the city of Matamoros, Tamaulipas.

As of September 30, 2023, these properties together accounted for 1,225,624 square feet (113,864 square meters) or approximately 3.3% of our total GLA, and for 4.5% of our total rental income for the nine-month period then ended.

We have not agreed to any extensions to our leases with TPI as of the date of this prospectus.

Except for a provision allowing TPI a right of first refusal in the event we wish to sell any of these properties and a purchase option exercisable by TPI with respect to our industrial building in Matamoros, Tamaulipas, the TPI leases are subject to substantially the same terms and conditions as the rest of our leases as described above.

Collections

We have established rigorous tenant selection criteria, including minimum eligibility standards that applicants must satisfy. In addition, applicants are evaluated on the basis of a list of documents and information they must submit as evidence of their financial capacity and that of their guarantors, including credit reports and statements for assets worth 12 times the amount of monthly rent they would be required to pay under the lease. As of September 30, 2023, 80.7% of our lease agreements were secured by guarantees granted by the clients’ parent companies, letters of credit, bonds or other similar guarantees.

We maintain standard procedures to manage our past due rent portfolio and doubtful accounts, which take into consideration the amount of each individual account receivable and period of time it has remained outstanding. Our industry experience has enabled us to develop agreements with broad and comprehensive clauses aimed at maintaining low default levels.

Pursuant to our lease agreements, rental payments should be received within the first 10 days of each month. Thereafter, the payment is considered past due. As of September 30, 2023, 87% of our accounts receivable under operating leases, were current accounts. As of December 31, 2022 and 2021, 88% and 92% of our accounts receivable under operating leases, respectively, were current accounts.

We monitor all of the rental payments that are past due. For receivables outstanding from 30 to 90 days, efforts are made to collect payment from the respective client. As of September 30, 2023, the amount of operating lease receivables outstanding more than 30 but less than 60 days represented 6% of our total operating lease receivables. As of September 30, 2023, the amount of operating lease receivables outstanding more than 60 and less than 90 days represented 4% of our total operating lease receivables. As of September 30, 2023, operating lease receivables outstanding more than 90 days represented 4% of our total operating lease receivables.

As of December 31, 2022 and 2021, the amount of operating lease receivables outstanding more than 30 but less than 60 days represented 3% and 3%, respectively, of our total operating lease receivables. As of December 31, 2022 and 2021, the amount of operating lease receivables outstanding more than 60 and less than 90 days represented 8% and 3%, respectively, of our total operating lease receivables. As of December 31, 2022 and 2021, operating lease receivables outstanding more than 90 days represented 1% and 2%, respectively, of our total operating lease receivables.

Lease Expirations

We take a proactive approach with respect to leasing, maintaining regular contact with our tenants and visiting each property frequently. We are in constant dialogue with our tenants regarding their intentions with respect to the space at existing properties, as well as any plans to expand. We also leverage the market intelligence of our senior management team, building relationships with potential local, regional and national tenants that would complement our current customer base as space becomes available.

The following table sets forth the expiration profile of our lease portfolio as of September 30, 2023.

	Number of Expiring Leases	Expiring Leased GLA	Expiring Leased GLA	Share of Total GLA
		(square feet)	(square meters)	(%)
Year
2023	9	811,639	75,404	2%
2024	51	4,127,929	383,497	12%
2025	49	3,728,878	346,424	11%
2026	61	4,628,095	429,964	14%
2027 and thereafter	166	20,832,390	1,935,392	61%
Total	336	34,128,931	3,170,682	100.0%

Retention Rates

We believe that as a result of the quality and location of our properties as well as our focus on client service, we have built strong long-standing relationships with many of our clients and have been able to maintain a high client retention rate based on the limited number of client move-outs. In 2022, only 15.0% of the GLA that was scheduled to renew was not retained. This represented a decrease of 700 basis points over the 22.0% average reported in the year ended December 31, 2021, resulting from the expiration of certain leases that year. This decrease was primarily the result of higher leasing activity during 2022 in terms of contract renewals. Our client retention rates have remained stable throughout the nine-month period ended September 30, 2023.

Rent Increases

As of September 30, 2023, approximately 92.3% of our leases were denominated in U.S. dollars, which leases accounted for 86.4% of our rental income for the nine-month period then ended. As of December 31, 2022, approximately 91.5% of our leases were denominated in U.S. dollars, which leases accounted for 87.0% of our rental income for the year then ended. Rents accrue on a monthly basis and are adjusted annually for inflation based on the CPI, if denominated in U.S. dollars, or the “INPC,” if denominated in pesos, or by a fixed percentage agreed with the client.

Recurring Tenant Improvements and Leasing Commissions

Clients leasing our Multi-Tenant Buildings and BTS Buildings bear the majority of the costs associated with improvements and structural building changes to tailor them to their needs.

However, from time to time, on a case by case basis, we incur capital expenditures to improve our buildings.

Development and Acquisition Activities

Asset Selection Rationale

In addition to managing our existing property portfolio, we also develop new properties and potential acquisitions. Our senior management team, along with our regional managers, has assembled a diversified real estate portfolio with the objective of creating a high quality, well-located set of properties occupied by reputable and creditworthy tenants. The properties we target for development or acquisition are generally characterized by (i) being Class A Buildings, requiring high quality design and engineering specifications that meet international standards and allow our customers an efficient and flexible use of the buildings, (ii) involving tenants with high creditworthiness and long-term lease agreements or medium-term lease agreements that are likely to be renewed, and (iii) being located in trade corridors, clusters or other strategic geographic locations. In addition, we also develop other properties based on other characteristics in order to respond to the specific needs of our clients.

Due Diligence Process

Our due diligence process includes an analysis of all available material information about a potential acquisition. Our obligation to close an acquisition will generally be conditioned (i) on the necessary corporate approvals and (ii) upon the delivery and verification of certain documents from the seller, including:

·	plans and specifications;

·	environmental, geological and soil reports, including geotechnical reports, environmental site assessments, property condition assessments and Alta surveys prepared by third parties upon our request;

·	evidence of marketable title, existing liens, and customary insurance policies (if any), in addition to any title searches conducted by third parties upon our request;

·	all licenses and permits;

·	financial and credit information relating to the property and its tenants; and

·	existing leases, tenant rent collections, operating expenses, real estate taxes, leasing and renewal activity.

Property Leasing Strategy and Client Services

Our management team manages our properties with a view toward creating an environment that fully supports our tenants’ businesses, maximizing cash flows at our properties by leasing vacant space, increasing rents through current leases when below market rents expire, and negotiating new leases to reflect increases in rental rates. To that effect, we conduct our operating and administrative functions, including leasing, development, acquisitions, data processing, negotiation of permits, finance and accounting, but typically subcontract on-site functions such as maintenance, landscaping, sweeping, plumbing and electrical works to third parties.

We take a proactive approach to property management, maintaining regular contact with tenants and frequently visiting each property. As part of our ongoing property management, our regional directors also closely monitor the overall performance of each property and its tenants as well as changes in local or regional markets. Each property is subject to a leasing strategy within our marketing plan and is assigned a budget which takes into account local market, economic and industry conditions. Our regional management is mainly responsible for (i) lease negotiations and execution, pursuant to our investment guidelines, (ii) working towards the renewal of our lease agreements, and (iii) leveraging our market intelligence and familiarity with current tenants and potential local, regional and national tenants that would complement our current customer base.

Outsourcing of Certain Services Including Construction

We believe that our strong differentiating competitive factor is that our business is focused on developing our industrial properties, as we outsource all construction, design, engineering and project management services and related works to experienced third-party general contractors, such as Copachisa, Hermosillo y Asociados and SEICA, and designers, such as Ware Malcomb, among others. Our approach to the development of high-specification assets incorporates global quality standards.

We have also developed internal processes that allow us to minimize delivery times and costs. This strategy allows us to focus on the development and management of our properties. By using reputable contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, thereby lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001-2015 (Quality management systems), a certification which we obtained in 2011 and which was renewed until 2023.

We hire construction, design and engineering firms based on certain essential criteria, including their recognized experience in building our proposed developments, good relationships with suppliers, employment of recognized construction and engineering techniques, a high level of technical rigor and quality, and timely delivery of developments. We hire construction, design and engineering firms on market terms and conditions and set compensation for those firms based on a predetermined percentage of the total cost of the work or services provided. To guarantee transparency in the selection process, our internal engineering and project management team structures and organizes a competitive bidding process based on price, time estimated to complete the project and technical quality. We seek to utilize materials and technologies in our developments that permit us to offer rapid, creative, economical and high-quality solutions to our clients. We supervise the entire construction process to rationalize production, maximize productivity, mitigate waste and support the quality of the developments.

The entire construction process of the industrial buildings we develop is monitored internally by our engineers, who seek to anticipate any problems that could occur during the process, to reduce reworking costs and ensure the timely completion of the development. Furthermore, generally either an external contracted project manager hired by us monitors the costs, timing and technical quality of the building onsite.

Policies with Respect to Certain Activities

The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without the vote of our shareholders. However, any change to any of these policies would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our shareholders’ best interests.

Investments in Real Estate or Interests in Real Estate

Our management team has developed a comprehensive process for identifying and analyzing development and acquisition opportunities and we expect to expand our portfolio through the development of BTS Buildings, Multi-Tenant Buildings and Parks-to-Suit and acquisition of industrial real estate portfolios, individual buildings, Land Reserves and sale and leaseback transactions. We believe we are well-positioned to take advantage of potential opportunities and will benefit from our management’s expertise as we identify, develop and acquire properties.

In evaluating a particular investment, our management team conducts a thorough analysis of the characteristics of the property and the market in which it is located, including:

·	economic dynamics and the tax and regulatory environment of the area;

·	regional, market and property specific supply/demand dynamics;

·	market rents and potential for rent growth;

·	population density and growth potential;

·	existence or proximity to industrial parks or other areas with convenient access to major transportation arteries and ports;

·	existence of industrial clusters or geographic areas where our existing clients have or are planning to have operations;

·	existing and potential competition from other property owners and operators;

·	barriers to entry and other property-specific sources of sustainable competitive advantage;

·	quality of construction, design, and current physical condition of the asset;

·	opportunity to increase the property’s operating performance and value through better management, focused leasing efforts and/or capital improvements;

·	population income trends; and

·	location, visibility and accessibility of the property.

We expect to pursue our investment objectives through the ownership of properties by our subsidiaries, but may also make investments in other entities. However, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to make certain investments. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Compliance with Covenants and Financial Ratios.”

We may enter into joint ventures from time to time, if we determine that doing so would be the most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or that financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in that property.

We may employ leverage in our capital structure in amounts that we determine from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage, is required to be authorized by our shareholders. As of the date of this prospectus, our shareholders have increased the capped amount of indebtedness that we may incur to US$1.75 billion. In addition, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to incur or guarantee indebtedness. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Compliance with Covenants and Financial Ratios.” We may from time to time modify our leverage profile in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common shares, growth and acquisition opportunities and other factors.

We do not have a specific policy as to the amount or percentage of our assets which will be invested in any specific property or leased to any particular tenant, but anticipate that our real estate investments will continue to be diversified geographically. As of September 30, 2023, our properties are located in sixteen different states across Mexico.

From time to time, we may make investments or agree to terms that support the objectives of our tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

Purchase, Sale and Development of Properties

From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

Investments in Real Estate Mortgages

Investments in real estate mortgages are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment. We have not invested in, nor do we have any present intention to invest in, real estate mortgages. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Compliance with Covenants and Financial Ratios.”

Investments in Securities or Interests in Persons Primarily Engaged in Real Estate Activities

We may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over those entities. We may acquire some, all or substantially all of the securities or assets of other entities engaged in real estate activities where those investment would be consistent with our investment policies. However, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to make certain investments, including investments in direct and indirect interests in real property. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Compliance with Covenants and Financial Ratios.”

Investments in Other Securities

We may, but do not presently intend to, make investments other than as previously described. We may offer common shares, preferred shares or other equity or debt securities, in one or more classes or series, in exchange for cash or property, which, in principle, would require the approval of our shareholders and of the CNBV (with respect to the issuance of preferred shares). We may also repurchase or otherwise re-acquire common shares or other equity or debt securities in exchange for cash or property. We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. Our policies with respect to those activities may be reviewed and modified from time to time by our board of directors in its sole discretion.

Intellectual Property

We believe that our trademarks are important to identify us and our business for the purpose of attracting future business.

We are the owners of record of all of the material trademarks and trade names used in connection with our operations, which are duly registered and in force with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Our trademarks include “Vesta,” “CIV Real Estate,” “El Coecillo Vesta Park,” “La Mesa Vesta Park,” “Vesta Park El Potrero,” “Los Bravos Vesta Park,” “Vesta Park Toluca,” “Toluca Vesta Park,” “Techpark,” “Parque Aeroespacial Querétaro,” “Vesta Park Juárez,” “Vesta Park Tijuana,” “Vesta Park Guanajuato,” “Vesta Park Aguascalientes,” “Vesta Park Puebla,” “Vesta Park Tlaxcala,” “Vesta Park Las Torres,” “Vesta Park Rosarito,” “Megaregion Vesta Park,” “Mega Región Vesta Park,” “Vesta Park Lagoeste,” “Vesta Park Tijuana,” “Vesta Desarrollo Inmobiliario Industrial,” “Vesta Industrial Real Estate Fund,” “Vest in Class,” “Vesta Challenge,” “Innovestteam” and “Innovating Mexico’s Industrial Platform.” We also own the Internet domains for our websites at www.vesta.com.mx and www.vesta.mx.

As of the date of this prospectus, there is no pending or, to our knowledge, threatened action, suit, proceeding or claim by others seeking to challenge the validity or scope of any of our trademarks or alleging the infringement by us of the intellectual property of others.

Environmental, Social and Governance Matters

Sustainability Objectives

Our long-term sustainability vision is reflected in our environmental social and governance (“ESG”) strategy (the “ESG Strategy”), which defines the basic principles by which ESG practices are developed as part of our business. We have focused on the implementation of ESG practices into our core operations and the continuous expansion of ESG programs across our properties. These efforts have resulted in improvements in the way we manage, measure and report ESG performance across our development, asset management and commercial activities, as well as the ESG performance of our stakeholders.

In 2017, we adhered to the United Nations Sustainability Development Goals (“SDGs”) and aligned our ESG Strategy and initiatives with the objectives of the SDGs. We prepare annual sustainability reports (the “Annual Sustainability Reports”) to document our economic, corporate governance, labor, social, environmental and financial achievements. We prepare the Annual Sustainability Reports on the basis of the standards developed by the Global Reporting Initiative (“GRI”), as well as the GRI Construction and Real Estate Industry Supplement for reporting information specific to the real estate industry. Since 2020, we apply reporting standards published by the Sustainability Accounting Standards Board, and we have started to implement the reporting bases as recommended by the TASK Force on Climate-Related Financial Disclosures. In addition, key metrics in the report are externally verified by a third-party environmental consultant.

In 2022, taking into account the dynamics of the industrial real estate market, macroeconomic changes and the situation in Mexico at large, we conducted a new materiality analysis in order to identify the most material ESG issues for our business. As part of this process, we consulted with more than 150 people across a range of executives, employees, board members, investors, clients, suppliers, academics, non-profit organizations and industry chambers to help identify and prioritize the most material ESG issues to the Company. The results of this analysis was a list of 12 main ESG issues for the Company, which related to our transition to renewable energies, corporate governance, water management, sustainable construction and development, human capital attraction, retention and development, waste management and resilience, climate change adaptation, emissions, waste, community development and participation, occupational health and safety and diversity and inclusion. To address these issues, in 2022, we presented our ESG Strategy to our stakeholders, which is incorporated into our Level 3 Strategy. Our ESG Strategy consists of the following three pillars and their key performance indicators (“KPIs”) that we aim to achieve by 2025:

·	Governance. Our top priorities in this area include (i) implementing our governance responsibility guidelines, (ii) increasing the ESG standards of our suppliers, (iii) promoting diversity within our group, and (iv) implementing a risk management culture. We plan to use the following KPIs to measure our performance toward achieving these goals by 2025:

·	Governance Responsibility Guidelines. We intend for all of our investment decisions to be made under responsible investment guidelines, including the UN PRI.

·	Supplier ESG Commitments. We are focused on having 35% of our total suppliers, including our main suppliers, commit to following our ESG supplier requirements. Since 2020, we have conducted inspections over our most important suppliers to ensure their compliance with our ESG requirements. With this process, we intend that our supply chain complies with the requirements of our ESG Strategy.

·	Diversity. We are committed to having three female members of our Board of Directors by the end of 2025. As of the date of this prospectus, our Board of Directors has two female members.

·	Risk Management. We have created different matrixes to follow up on our risk management goals. In 2021, we implemented a climate change and resilience matrix, which resulted in the implementation of a physical risk property level matrix in 2022. In addition, during 2022, we developed a human rights due diligence matrix, which considers all of our stakeholders.

·	Social. Our main priorities in this field are to (i) continue expanding our social investing programs with local communities in the areas where we operate, (ii) strengthen the ESG capabilities of our personnel and tenants, and (iii) ensure we follow best practices in transparency relating to human rights, diversity and equal right opportunities. We plan to use the following KPIs to measure our performance toward achieving these goals by 2025:

·	Social Investing Programs. We are focused on creating strategic alliances with local communities to increase their involvement in ESG projects. In 2022, we achieved the objective of this KPI by creating ESG strategic alliance projects equal to US$1.0 million. To achieve this KPI, we created strategic alliances with different stakeholders. As a result, our projects have more resources, and we are able to have broader impact on local communities, expand the scope of our projects and cover part of their expenses. Due to the number of alliances we have created in the past three years and the amount raised by events, such as our cycling race, we achieved our objective earlier than anticipated. Accordingly, we will set new short and mid-term goals in the near future to continue contributing to local communities.

·	Personnel and Tenants. We continuously seek to strengthen the ESG capabilities of our personnel and tenants by providing ESG training to our personnel and exposure of ESG topics to our tenants. As of December 31, 2022, all of our personnel had received ESG training, and all of our tenants had been sensitized on ESG topics. We provide our tenants with our ESG guidelines each year. In addition, twice a year, we hold an industrial park’s assembly alongside tenants, where our ESG department discusses best ESG practices and reiterates the importance of environmental data collection. We measure our KPI towards achieving our goal by the number of tenants actively participating in our data collection effort.

·	Gender Gaps. We are striving to reduce the gender salary gap at all levels of the Company with a focus on the management level. Our goal is to reduce the gap by 15% by 2025.

·	Environmental. Our principal environmental goals are to (i) reduce the environmental impact of our operations, (ii) improve the efficiency of our portfolio by obtaining green certifications, and (iii) implement resilient climate change actions.

We plan to use the following KPIs to measure our performance toward achieving these goals by 2025:

·	Environmental Impact. We are focused on reducing our carbon footprint and water consumption by 20.0%, while increasing the amount of waste we recycle or reuse by 50.0%.

·	Green Certifications. We intend that 19% of our GLA receives a green certification, such as LEED, BOMA and EDGE.

·	Environmental Risk Management. We are in a continuous process of identifying all physical and transitional risks in connection with our operations to define any mitigation and prevention actions. We are committed to complying with the Paris Agreement in recognition of the threats posed by climate change. Following the recommendations of the Task Force on Climate-Related Financial Disclosures, we have analyzed potential risks and opportunities together with our climate-related financial information. In addition, we have designed a matrix of transitional, physical and social risks having potential impacts on each department of the Company. This matrix will allow us to lay the foundations for our resilience and climate change mitigation and preventive actions.

Our ESG Rankings and Memberships

Since we began operations, we have distinguished ourselves for our ESG commitments. Over the years, our ESG performance has been evaluated and recognized by different international indices.

During 2022, we achieved important milestones in respect of our certifications. Based on the results obtained in the 2022 CSA Evaluation of ESG performance, we have been included in the S&P/BMV Total Mexico Index for the third consecutive year and the S&P Yearbook for the first time. We were also selected for inclusion in the 2023 Bloomberg Gender-Equality Index (GEI) in recognition of our commitment to supporting gender equality. Additionally, we have we received a score of 69 out of 100 by the Global ESG Benchmark for Real Estate Assets (GRESB), based on the improvement of our ESG portfolio practices, such as environmental data collection, social engagement and ESG management. Our score placed us among the top ten most improved real estate companies among industrial public companies in the Americas for 2022 in terms of ESG management. Moreover, we received the Well Building Standard certification from the International Well Building Institute for our offices in Queretaro as a result of our contribution in promoting well-being and healthy lifestyles among our personnel. In 2022, MSCI Inc., a global provider of equity, fixed income, real estate indexes, multi-asset portfolio analysis tools, ESG and climate products, granted us with an A grade.

We have adhered to principles established by certain intergovernmental organizations, such as the United Nations, which seek to promote ESG compliance within private sector companies. In 2011, we became signatories to the UN Global Compact Principles. We have also been signatories to the UN PRI and the Women Empowerment Principles since 2020 and 2022, respectively.

We are also scheduled to achieve our Sustainability Performance Target under our Sustainability-linked Senior Notes and our Sustainability-linked Unsecured Revolver Credit Facility. In furtherance of that target, we had six new LEED-certified buildings as of December 31, 2022. Our LEED-certified building portfolio has remained materially unchanged through the nine-month period ended September 30, 2023.

Sustainability-Linked Financing Framework

In addition to our ESG Strategy, in May 2021, we adopted a sustainability-linked financing framework (the “Sustainability-Linked Financing Framework”) establishing our sustainability strategy priorities and setting out goals with respect to our key performance indicator, the Sustainable Gross Leasable Area (“Sustainable GLA”).

Our goal is to increase the percentage of Sustainable GLA to at least 20.0% of the GLA of the Total Portfolio (as defined below) by June 30, 2026, which represents an increase of 9 percentage points of our sustainability performance baseline of 11.1% as of the end of 2020 (the “Sustainability Performance Baseline”), as set forth in the Sustainability-Linked Financing Framework, which covers both our Sustainability-linked Senior Notes and Sustainability-linked Unsecured Revolver Credit Facility. We do not control the activities or consumption of resources by our tenants, but we promote the application of best practices and the creation of sustainable spaces through our sustainable construction manual (the “Sustainable Construction Manual”) and by obtaining green certifications, mainly in new constructions. Our Sustainable Construction Manual provides guidance to subcontractors on strategies for the design and construction of industrial parks that reduce environmental impact during construction, use of the property and its future demolition, and includes a checklist for measuring the environmental, social and labor impacts of a project prior to its commencement, throughout its development and thereafter. In addition, our ESG policy, sets forth the basic principles we must observe in connection with our investments and the environment at each of our facilities, which principles are designed, enforced and overseen by our ESG committee in line with our ESG Strategy. Furthermore, the majority of our leases include a “green clause” that, in an initial phase, encourages our tenants to voluntarily share with us information regarding their electric and water usage and waste outputs. During 2022, 118 of tenants voluntarily shared this information with us, which generally shows that more tenants commit to carry out environmental measurements and share them with us in order to obtain the water and carbon footprint of the portfolio. Since 2020, we aim to achieve LEED New Construction Certification for more than half of our new development portfolio. In addition, we have strengthened our Sustainable Construction Manual to raise the construction standards of our developments in terms of ESG. In addition, we will roll out a strategy to certify our existing portfolio, seeking to achieve certifications in the operational phase, such as LEED BD+C, LEED O+M, BOMA BEST and EDGE.

Under the terms of the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility, we must meet our Sustainability Performance Target, in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility. Additionally, pursuant to the Sustainability-Linked Financing Framework, we have committed to publish annually on our website, and in any case for any date/period relevant for assessing our performance relating to our Sustainability Performance Target, a Sustainability-Linked Financing update as part of our Annual Sustainability Report, which includes up-to-date information on our performance with respect to Sustainable GLA, a verification assurance report issued by an external verifier, and any other relevant information to allow investors to monitor the progress of the Sustainability Performance Target. The contents of our website, and the contents of any other website referred to herein, are not incorporated into, and do not form part of, this prospectus.

Insurance

We maintain insurance policies covering our properties against various risks, including general liability, earthquakes, floods, and business interruption. We determine the type of coverage and the policy specifications and limits based on what we deem to be the risks associated with our ownership of properties and our business operations in specific markets. That coverage typically includes property damage and rental loss insurance resulting from perils such as fire, windstorm, flood, and commercial general liability insurance. We believe our insurance coverage is consistent with what other companies in our industry in Mexico maintain.

We believe our properties are adequately insured. However, there are certain losses, including losses from acts of God, acts of war, and acts of terrorism or riots that are not generally insurable because they are not deemed economically feasible or prudent to do so. If an uninsured loss or loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated to give effect to the terms under any recourse debt associated with the property. For more information, see “Risk Factors—Risk Related to Our Business—Our tenants may default on their obligation to maintain insurance coverage.”

Legal Proceedings

We have been and may in the future be a party to certain claims and legal proceedings incidental to the normal course of our business, including, for example, tax assessments, claims relating to employee or employment matters, intellectual property matters, regulatory matters, contract, advertising and other claims, including proceedings with probable, possible and remote risks of loss. Our provisions are recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.

As of September 30, 2023 and December 31, 2022 and 2021, we had no provisions, in each case relating to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors— Risks Related to Our Business—We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation.”

Employees

As of September 30, 2023, we had a total of 93 employees (including our regional managers), all of whom are based in Mexico. We outsource all construction, engineering and project management services and related work, as well as maintenance of our industrial buildings to third parties. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.

The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of September 30,	As of December 31,
Region	2023	2022	2021
Bajío North	5	5	6
Bajío South	14	13	12
Central	7	7	8
Corporate	54	49	49
Northeast	5	4	4
Northwest	8	9	11
Total / Average	93	87	90

Management

This section sets forth information regarding our directors, officers and other managers. Unless otherwise stated, the business address of our directors, officers and other managers is c/o Corporación Inmobiliaria Vesta, S.A.B. de C.V., Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, C.P. 05210, Mexico City, Mexico.

Our Board of Directors

Overview

Our Board of Directors is responsible for the overall management, oversight and control of our business and must hold at least four board meetings per calendar year. Directors owe us duties of care and loyalty as described below in “—Duties and Liabilities of Directors.”

Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors may be comprised of up to 21 members, of which at least 25% must be independent within the meaning of the Mexican Securities Market Law. Our shareholders must determine whether a director qualifies as independent at the ordinary general shareholders’ meeting at which the director is appointed, and the CNBV may challenge that determination within 30 days from the date the CNBV is given notice of the appointment. Officers, individuals who have a material influence over us or authority to direct our management or business decisions, or individuals who belong to our group of controlling shareholders, do not qualify as independent directors. Our bylaws allow alternate directors to serve in place of directors if those directors are unable to attend a board meeting. Alternates for independent directors must also qualify as independent. At each general ordinary shareholders’ meeting for the appointment of directors, holders of any 10.0% block of our outstanding common shares may appoint one director to our Board of Directors and its alternate director.

Composition

Our Board of Directors consists of 10 members, eight of which (and their respective alternates) qualify as independent directors within the meaning of the Mexican Securities Market Law. All of our directors were appointed for one-year terms at the general ordinary shareholders’ meeting held on March 30, 2023. The following table sets forth the names and ages of our current directors and the year in which each of them was first elected to our Board of Directors:

Director	Age	First elected	Alternate	Age	First elected
Lorenzo Manuel Berho Corona (Chairman of the Board)	64	2001	Lorenzo Dominique Berho Carranza	41	2001
Stephen B. Williams*	73	2001	Jorge Alberto de Jesús Delgado Herrera*	77	2011
José Manuel Domínguez Díaz Ceballos*	64	2015	José Guillermo Zozaya Délano*	71	2020
Craig Wieland*	64	2016	Enrique Carlos Lorente Ludlow*	57	2007
Luis Javier Solloa Hernández*	57	2015	Viviana Belaunzarán Barrera*	52	2020
Loreanne Helena García Ottati*	42	2022	José Antonio Pujals Fuentes*	86	2001
Oscar Francisco Cázares Elías*	64	2014	Rocío Ruiz Chávez *	80	2019
Daniela Berho Carranza	39	2014	Elías Laniado Laborín*	73	2021
Douglas M. Arthur*	43	2021	Manuela Molina Peralta*	51	2023
Luis de la Calle Pardo*	64	2011	Francisco Javier Mancera de Arrigunaga*	64	2011

_________________

*	Independent within the meaning of the Mexican Securities Market Law and applicable SEC rules.

Alejandro Pucheu Romero is the non-member secretary of our Board of Directors, and Navil Rosario Marín Escamilla is the alternate non-member secretary of our Board of Directors.

Below is certain biographical information on the directors and alternate directors of our Board of Directors:

Lorenzo Manuel Berho Corona. Mr. Berho Corona is one of the founders of Vesta and was our Chief Executive Officer for 20 years. He currently serves as Chairman of the Board. He has more than 30 years’ experience in the real estate industry. From 1991 to 1992 and from 1997 to 1998, he acted as Vice President of the Mexican Chamber of the Manufacturing Industry. From 2007 to 2009, he served as President of the Mexican Association of Industrial Parks. Mr. Berho Corona serves as President of the Mexico-Germany Business Committee of the Mexican Business Council for Foreign Trade. He was Regional Chair at the YPO/WPO Real Estate Network of Latin America. Mr. Berho holds a degree in Industrial Engineering from Universidad Anáhuac and a certificate of completion of Harvard Business School’s Owner/President Management Program.

Stephen B. Williams. Mr. Williams is a co-founder of Vesta and founder and board member of SENTRE Partners, a real estate investment and services company that owns, manages and leases a commercial real estate portfolio in San Diego and Orange County, California. Mr. Williams is also a co-founder of Bandwidth Now, a company which transforms commercial buildings into “next gen” environments. Mr. Williams was formerly a partner of Trammell Crow Company, where he was responsible for the San Diego area. He is active in ULI (Urban Land Institute) and was a former national board member of NAIOP. He currently serves on the boards of the San Diego Regional Economic Development Corporation and CONNECT. He was a Co-Chair of the Southern California Leadership Council and served as Chair of LEAD San Diego. He has also previously served on the boards of the San Diego Chamber of Commerce, the Burnham Institute and the Reuben H. Fleet Science Center. Mr. Williams holds a B.A. in Public Administration from the University of California, Los Angeles and an M.B.A. from the University of Southern California.

José Manuel Domínguez Díaz Ceballos. Mr. Domínguez is semi-retired after a banking career of almost 30 years. He began his career at Citibank in Mexico in 1985, worked at BofA Mexico for 5 years and spent the last 22 years at HSBC Mexico. He was originally responsible for its corporate banking division and its commercial banking division for Latin America, covering 15 countries. He finished his career as Chief Executive Officer of HSBC’s operations in eight Latin American countries, while being responsible for HSBC’s divestiture process in 2014. In addition to his participation in the Board of Directors and Audit, ESG, and Debt and Equity Committees of Vesta, he is currently an independent member of the boards of directors and other committees of Intercam Grupo Financiero and FinComún, Sociedad Financiera Popular, and has actively participated in various non-profit organizations in Mexico for several years. Mr. Domínguez earned an undergraduate degree in Business and Finance from Universidad Panamericana in Mexico City and an M.B.A. from the University of Wisconsin at Madison, with majors in International Business, Banking and Finance.

Craig Wieland. Mr. Wieland is President of The Wieland-Davco Corp. Mr. Wieland joined his father—the original founder of The Wieland-Davco Corp.—as a construction worker in 1977 and, over the next 10 years, served as Superintendent, Project Manager and Vice President. Mr. Weiland was appointed to his current position at The Wieland-Davco Corp. shortly before the passing of his father in 1990, and was responsible for The Wieland-Davco Corp.’s growth to one of the largest construction companies in the United States, with offices in Lansing, Michigan, Orlando, Florida, Shreveport, Louisiana and Newport Beach and San Diego California. He is the author of four books on various topics and genres, such as economics, conservative thought and fiction.

Luis Javier Solloa Hernández. Mr. Solloa has been a Managing Partner at Solloa-Nexia since 1995, where he is responsible for overseeing due diligence processes and annual audits. Mr. Solloa serves as a director for several Mexican and international companies and has served as a member of the Audit Committee of INFONAVIT, Abastecedora Lumen, Promotora y Operadora de Infraestructura and Gifán Internacional. Mr. Solloa is a Certified Public Accountant by Universidad Nacional Autónoma de México and holds an M.B.A. from Universidad Iberoamericana. He also holds diplomas in Financial Engineering from Colegio de Contadores Públicos de México and in Senior Business Management from Instituto Panamericano de Alta Dirección de Empresas.

Loreanne Helena García Ottati. Ms. García is a co-founder of Kavak México, which buys and sells pre-owned cars, and serves as its Chief People Officer. Prior to co-founding Kavak México, Ms. García served as Strategic Corporate Planning Manager at Coca-Cola FEMSA, as Commercial Director at Aprecia Financiera and as an associate at McKinsey & Company in the San Francisco Bay Area. Ms. García holds a B.S.-equivalent in Production Engineering from Universidad Simón Bolívar, where she served as President and Logistics Coordinator of the Expotalento job fair and as a member and President of the Association of Young Entrepreneurs. In addition, Ms. García holds an M.B.A. from Stanford Business School.

Oscar Francisco Cázares Elías. Mr. Cázares is a member of our Corporate Practices Committee. Mr. Cázares is also a member of the board of directors of Bafar and Cultiba, two public companies trading in the BMV. Previously, Mr. Cázares held the position of Chairman and Chief Executive Officer for Pepsi-Cola Mexicana S. de R.L. de C.V. and PepsiCo de México S. de R.L. de C.V. from 1999 to 2007. Mr. Cázares holds a B.S.-equivalent in Industrial Engineering, a Master’s in Business Direction from Instituto Tecnológico de Chihuahua, an M.B.A. from Instituto Panamericano de Alta Dirección de Empresas, and certificates of completion of Stanford University’s Marketing Program, Pennsylvania State University’s Management for CEOs Program, Babson College’s Program for Management Development and Harvard University’s Negotiation Program and Owner/President Management Program.

Daniela Berho Carranza. Ms. Berho is a founding partner of The Dailey Method México and serves as its Chief Executive Officer. She currently serves on our ESG Committee and previously held the position of Marketing Manager at the Company, where she focused on our corporate image strategy. Prior to joining our Company, Ms. Berho worked as Marketing Assistant at Condé Nast México and served on the Board of Directors of the Reina Madre women’s clinics since 2014. She holds a B.A.-equivalent in Business Management from Universidad Iberoamericana, an M.B.A. from Universidad Panamericana (IPADE), a diploma in Strategic Negotiation from Harvard Business School and a diploma in Real Estate Innovation from Singularity University.

Douglas M. Arthur. Mr. Arthur is President and Chief Executive Officer of SENTRE Partners. He joined SENTRE Partners in 2004 and, prior to becoming its Chief Executive Officer and President, founded SENTRE Living, a multifamily platform that acquires and develops apartments on the west coast of Mexico and the United States. He directs the investment platform and the full-service development of the Company, sets forth the strategic vision of the Company and actively participates in activities of the Company relating to acquisitions, sales, development, joint ventures and capital markets. Mr. Arthur is also a member of the Investment Committee of the Company. He is also a licensed real estate broker in the State of California and has earned the CCIM (Certified Commercial Investment Member) and LEED AP (Leadership in Energy & Environmental Design) designations. Mr. Arthur graduated from the Executive Education OPM program at Harvard Business School and has a Master in Real Estate from the University of San Diego. He graduated with honors from the University of California, Santa Barbara.

Luis de la Calle Pardo. Mr. De la Calle is a founding partner and Managing Director of the consulting firm De la Calle, Madrazo, Mancera, S.C. and Chairman for Latin America of Hill + Knowlton Strategies. From 2000 to 2002, Mr. De la Calle served as Undersecretary of International Trade Negotiations for the Mexican Secretary of Economy. From 2002 to 2004, he acted as Managing Director of Public Strategies de Mexico Inc. Mr. De la Calle holds a B.A.-equivalent in Economics from Instituto Tecnológico Autónomo de México and a Ph.D. in Economics from the University of Virginia.

Jorge Alberto de Jesús Delgado Herrera. Mr. Delgado is the President of the Board of Directors of Deltek, S.A. de C.V., a company that develops solar energy generation and environmental protection projects. He also served as Secretary of Economic Development of the State of Morelos and Chief Executive Officer of Grupo Jet, S.A. Mr. Delgado currently acts as adviser for Nacional Financiera and is a member of the board of trustees of Instituto Tecnológico de Estudios Superiores de Monterrey. Mr. Delgado holds a B.S.-equivalent degree in Mechanical Engineering by Instituto Politécnico Nacional and an M.B.A. from Instituto Tecnológico de Estudios Superiores de Monterrey.

Enrique Carlos Lorente Ludlow. Mr. Lorente is an alternate member of our Board of Directors. He is the founding partner of Woodhouse and Lorente Ludlow, a law firm in Mexico City, where he specializes in real estate and infrastructure projects. He has participated in all stages of development required for these types of projects, including conceptualization and structuring, engagement through public bidding procedures or private contracting, development and construction, as well as the financing and daily operation of projects upon completion. He holds a law degree from Escuela Libre de Derecho.

Rocío Ruíz Chávez. Ms. Ruíz is an alternate member of our Board of Directors. She has acted as Undersecretary for Competitiveness and Regulation at the Secretary of Economy until 2018, where she was responsible for overseeing the implementation of policies aimed at improving the business environment in Mexico by facilitating the incorporation, operation and dissolution of companies in Mexico, and innovative tools for eliminating procedures. Ms. Ruíz holds a B.A.-equivalent degree in Economy from Universidad Nacional Autónoma de México and has diplomas in foreign commerce and international business and in free trade agreements from Instituto Tecnológico Autónomo de México.

Manuela Molina Peralta. Ms. Molina currently serves as Vice President of Audit Services of Sempra, which is a Fortune 500 company that develops, builds, operates and invests in infrastructure critical to meet the world’s energy and climate needs. Before her current position, Ms. Molina held leadership roles at Sempra, IENOVA (a Sempra Company), Kinder Morgan, Inc (Mexico), and El Paso Corp (Mexico). Ms. Molina is also a member of the Investment Committee and Debt and Equity Committee of the Company. Ms. Molina holds a bachelor’s degree in accounting by Universidad de Sonora in Hermosillo, Sonora, Mexico, where she graduated with honors. Ms. Molina also holds a master’s degree in finance by EGADE Business School at Instituto Tecnológico y de Estudios Superiores de Monterrey in Mexico City, along with certifications in finance disciplines, corporate directions and corporate governance. Ms. Molina has served as board member for major commerce and energy corporations in Mexico, as well as member of several committees and organizations.

Powers and Authority

Our Board of Directors is our legal representative and is authorized to take action on any matter not otherwise expressly reserved to our shareholders.

Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve, among others, the following matters (with the recommendation of the relevant committee, when appropriate):

·	our general strategy;

·	the creation of any committees, other than the Audit Committee and the Corporate Practices Committee;

·	the guidelines for the use of our corporate assets and those of the companies we control;

·	any transaction with a related party, except in limited circumstances (as described in “Related Party Transactions”);

·	any unusual or nonrecurring transaction, or any transaction involving the acquisition or sale of assets, the creation of liens, the granting of guaranties or the assumption of liabilities representing 5.0% or more of our consolidated assets during any fiscal year;

·	the appointment, removal and compensation of our Chief Executive Officer;

·	a waiver with respect to any board members that wish to take advantage of any corporate opportunities;

·	our accounting and internal control policies;

·	our accounting policies, in light of applicable accounting policies;

·	the selection of our external auditors;

·	our compensation policy for members of our committees and senior management;

·	our policies for the disclosure of information; and

·	the opinion that will be submitted for approval at our annual shareholders’ meeting with respect to the report of our Chief Executive Officer (which includes our audited consolidated financial statements) and the report on the accounting policies and criteria used in the preparation of our financial statements.

In addition, pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors has the power to, among other actions (with the recommendation of the relevant committee, when appropriate):

·	identify and supervise the risks to which we and our operations are subject;

·	order the Chief Executive Officer to disclose material non-public information;

·	approve policies relating to the acquisition and disposition of our common shares;

·	appoint, when necessary, provisional members of our Board of Directors; and

·	determine the applicable actions to correct irregularities, and implement the appropriate corrective measures.

Board meetings may be called by (i) 25% of the directors, (ii) the Chairman of the Board of Directors, (iii) the Chairman of the Audit Committee or Corporate Practices Committee, or (iv) the Secretary of the Board. Meetings must be called at least five and no less than three days prior to the projected meeting date. The general quorum for board meetings to convene is a majority of the directors, except for meetings convened for the purpose of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which require a quorum of 75% of the directors. Actions at board meetings generally may be taken by the affirmative vote of a majority of the directors present, excluding actions at meetings convened for purposes of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which must be taken by 75% of the directors.

Duties and Liabilities of Directors

The Mexican Securities Market Law imposes duties of care and loyalty on directors and principal officers.

Duty of Care

The duty of care generally requires that directors obtain sufficient information and be sufficiently prepared to support their decisions and to act in the best interest of our Company and our subsidiaries. The duty of care is principally discharged by our Board of Directors by:

·	requesting and obtaining information about us and our subsidiaries that is necessary to participate in discussions and making decisions;

·	requesting the attendance of officers and external auditors where their attendance may contribute or be informative to decision-making at meetings;

·	requesting and obtaining information from third-party experts;

·	attending board meetings;

·	disclosing material information in possession of directors;

·	postpone meetings of our Board of Directors for up to three calendar days when any board member has not been called or has not been timely called or, as applicable, was not provided with information given to the other board members; and

·	discuss and vote, exclusively when solely members and the secretary are present.

Failure to act with care subjects the relevant directors to joint liability with the other directors if that breach causes direct damages and losses to us or to our subsidiaries. Liabilities may be and are in fact limited by our bylaws (and are limited by our bylaws) or by shareholder resolution, except in the case of bad faith, willful misconduct or illegal acts. Liability is further limited by a safe-harbor if the director: (i) acted in good faith; (ii) complied with the applicable law and our bylaws, (iii) made a decision based upon information provided by officers, external auditors or third-party experts, the capacity and credibility of which were not the subject of reasonable doubt; (iv) selected the most appropriate alternative in good faith and any negative effects of that decision were not reasonably foreseeable; and (v) actions were taken in compliance with resolutions adopted at a shareholders’ meeting.

Liability for a breach of the duty of care may also be covered by indemnification provisions and director and officer liability insurance policies.

Duty of Loyalty

The duty of loyalty primarily consists of a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest. In addition, the duty of loyalty is breached if: (i) a shareholder or group of shareholders is knowingly favored; (ii) without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity; (iii) the director discloses or causes the disclosure of false or misleading information; (iv) a director fails to register, or causes the failing to register, any transaction in the Company’s records that could affect its financial statements; (v) the director causes material information not to be disclosed or modified; or (vi) the director uses corporate assets or approves the use of corporate assets in violation of an issuer’s policies.

The violation of the duty of loyalty subjects the offending director to joint and several liability for damages and losses caused to the Company and our subsidiaries. Liability also arises if damages and losses result from benefits obtained by the directors or third parties, as a result of activities carried out by the directors. Liability for breach of the duty of loyalty may not be limited by the Company’s bylaws, by resolution of a shareholders’ meeting or otherwise.

Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the Company (as a derivative suit) and may only be brought by the issuer or by shareholders representing at least 5% of any outstanding common shares.

Under the Mexican Securities Market Law, the Company’s Chief Executive Officer and principal executives are also required to act for the benefit of the Company and not of a shareholder or group of shareholders and are subject to the duties of care and loyalty. Principally, these executives are required to submit to the Board of Directors for approval the principal strategies for the business, to submit to the Audit Committee proposals relating to internal control systems, to disclose all material information to the public and to maintain adequate accounting and registration systems and internal control mechanisms.

Committees of the Board of Directors

Overview

The Board of Directors may constitute committees that are considered necessary for our operations, except for the Audit Committee and the Corporate Practices Committee, which are required under the Mexican Securities Market Law. Our Board of Directors has established an Investment Committee, an Ethics Committee, an ESG committee, and a Debt and Equity Committee. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors.

Audit Committee

The Mexican Securities Market Law requires us to have an Audit Committee composed of at least three independent directors, one of whom must qualify as a “financial expert” within the meaning of the Mexican General Issuers’ Rules. The members of the Audit Committee are appointed to one-year terms by our Board of Directors, except for the committee’s chairman, who is appointed by our shareholders to serve for a one-year term also. The Audit Committee is comprised of four members. The Chairman of the Board of Directors is a permanent invitee to the meetings of our Audit Committee.

The following table sets forth the names and titles of the current members of our Audit Committee, all of whom were appointed to a term ending on December 31, 2023:

Name	Title
Luis Javier Solloa Hernández	Chairman
Stephen B. Williams	Member
José Manuel Domínguez Díaz Ceballos	Member
Viviana Belaunzarán Barrera	Member

Our Board of Directors has determined that Luis Javier Solloa Hernández, José Manuel Domínguez Díaz Ceballos and Viviana Belaunzarán Barrera meet the requirements for independence under the listing standards of the Mexican Securities Market Law and SEC rules and regulations. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our Board of Directors has determined that Luis Javier Solloa Hernández, Stephen B. Williams and Viviana Belaunzarán Barrera are financial experts within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

Our Audit Committee must prepare an annual report for submission to our Board of Directors that must include (i) the condition of our internal control and internal audit systems and any control deficiencies, (ii) the evaluation of the performance of our independent auditor, (iii) the results of its review of our financial statements, and (iv) any change in our accounting policies. In addition, our Audit Committee is responsible for, among other things, the following:

·	providing an opinion to our Board of Directors with respect to the report by our Chief Executive Officer on the adequacy and sufficiency of the policies and criteria followed in connection with the preparation of our financial information;

·	requesting information from our Chief Executive Officer and other employees with respect to the preparation of our financial information;

·	requesting the opinion of independent experts where necessary or advisable;

·	investigating violations to our operating guidelines and policies and record-keeping processes; and

·	reporting any material issues to our Board of Directors.

The quorum for meetings of our Audit Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.

Below is certain biographical information on the members of our Audit Committee that has not otherwise been provided above:

Viviana Belaunzarán Barrera. Ms. Belaunzarán is an alternate member of our Board of Directors and a member of our Audit Committee. She is currently a partner at the tax consulting and compliance practice of SKATT. She has over 15 years’ experience in tax consulting, including as a senior manager in the international tax group of Mancera, Ernst & Young and as a partner of boutique firms specialized in tax matters. Her experience includes advising companies in the financial sector, multinational companies, and private and public funds. Ms. Belaunzarán is also a member of the College of Public Accountants of Mexico and of the Mexican Institute of Public Accountants. She holds a B.A.-equivalent degree in Accounting from Instituto Tecnológico Autónomo de México and diplomas in International Taxation from Harvard University and Instituto Tecnológico Autónomo de México.

Corporate Practices Committee

The Mexican Securities Market Law requires us to have a Corporate Practices Committee comprised entirely of independent directors. The members of our Corporate Practices Committee are appointed by our Board of Directors, except for the Corporate Practices Committee’s chairman, who is appointed by our shareholders. The members of our Corporate Practices Committee and its chairman serve for one-year terms. Four members comprise our Corporate Practices Committee. The Executive Chairman of our Board of Directors is a permanent invitee to the meetings of our Corporate Practices Committee.

The following table sets forth the names and titles of the current members of our Corporate Practices Committee, all of whom were appointed to a term ending on December 31, 2023:

Name	Title
Francisco Javier Mancera de Arrigunaga	Chairman
José Antonio Pujals Fuentes	Member
José Guillermo Zozaya Délano	Member
Oscar Francisco Cázares Elías	Member

Among other things, our Corporate Practices Committee is responsible for the following:

·	providing an opinion to our Board of Directors with respect to the financial information submitted by our Chief Executive Officer;

·	assisting our Board of Directors in the preparation of reports to our shareholders for submission at the annual shareholders’ meeting;

·	reviewing, recommending and reporting on the execution of related party transactions;

·	acting as nominating committee and recommending individuals for appointment to our Board of Directors and committees and to executive positions;

·	providing opinions to our Board of Directors in connection with the performance of our executive officers and their compensation;

·	providing opinions regarding permitting our directors and executive officers to take advantage of corporate opportunities;

·	requesting the opinion of independent experts where necessary or advisable; and

·	calling shareholders’ meetings.

The quorum for meetings of our Corporate Practices Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.

Below is certain biographical information on the members of our Corporate Practices Committee that has not otherwise been provided above:

Francisco Javier Mancera de Arrigunaga. Mr. Mancera is an alternate member of our Board of Directors and a member of our Corporate Practices Committee. Mr. Mancera is a founding partner at De la Calle, Madrazo, Mancera, S.C. (CMM), where he is responsible for the international trade, strategic planning and government relations areas. Before founding CMM, Mr. Mancera was a director at Public Strategies de México, an international public affairs company. Prior to entering the private sector, Mr. Mancera held several high-level government offices. From 1999 to 2002, he was a Trade and NAFTA Minister at the Embassy of Mexico in Washington, D.C., where he defended and expanded Mexico’s presence under NAFTA and helped develop media, government, financial and business alliances across the U.S. Mr. Mancera has also served as senior NAFTA counselor at the Mexican Embassy. Mr. Mancera teaches seminars and conferences on Mexico-U.S. trade relations and Mexico’s transition to democracy. He taught Political Philosophy at Georgetown University and has published several articles, including “The Trade and Environment Debate in Greening the Americas.” He holds a B.A.-equivalent degree in Political Science and Public Governance from Universidad Nacional Autónoma de México and a Master’s degree in Political Theory from Georgetown University, where he is also a Ph.D. candidate.

José Antonio Pujals Fuentes. Mr. Pujals is an alternate member of our Board of Directors and a member of our Corporate Practices Committee. He was a Managing Director at the auto parts division of Rassini from 1992 to 1999. Previously, he served as a Managing Director at Moresa (TRW), General Manager of assembly plants and Vice President of manufacturing at Chrysler de México, President and Chief Executive Officer of the Barnes Group and Vice President of Manufacturing in General Mills toys division, among others. He was also Chairman of the Mexico-Germany Committee of COMCE and remains as Honorary President. Mr. Pujals has been a guest professor and speaker of the M.B.A. program of Instituto Panamericano de Alta Dirección de Empresas. Mr. Pujals holds B.A.-equivalent degrees in Mechanical Engineering from Instituto Politécnico Nacional and Administration from Instituto Tecnológico Autónomo de México, and he also holds a certificate in Industrial Engineering from the Massachusetts Institute of Technology.

José Guillermo Zozaya Délano. Mr. Zozaya is an alternate member of our Board of Directors and a member of our Corporate Practices Committee. He has extensive experience both as a corporate lawyer and as an executive. Mr. Zozaya is the President of the Mexican Automotive Industry Association and member of several associations, such as the Latin American Railroad Association, the Mexican National Association of Business Lawyers, the Appleseed Mexico Foundation, the Mexican National Academy of Lawyers, the Executive Council of Global Companies and the U.S.-Mexico Chamber of Commerce. He served as President and General Manager at Kansas City Southern de Mexico, S.A. de C.V., a major rail freight transport company in Mexico. Prior to joining Kansas City Southern de Mexico, S.A. de C.V., he was legal and government relations director of ExxonMobil Mexico and served as director at the Mexican Antitrust Commission. Mr. Zozaya was the first non-U.S. President of the prestigious U.S.-Mexico Chamber of Commerce. Mr. Zozaya holds a law degree from Universidad Iberoamericana. He also completed advanced studies at the Instituto Tecnológico Autónomo de México, Thunderbird University and Yale University, among others.

Investment Committee

Our Investment Committee was established on a permanent basis by our Board of Directors on July 25, 2012. Five members and their respective alternates comprise our Investment Committee.

The following table sets forth the names and titles of the current members of our Investment Committee, all of whom were appointed to a term ending December 31, 2023:

Name	Title
Douglas M. Arthur	Chairman
Lorenzo Manuel Berho Corona	Member
Stephen B. Williams	Member
Craig Wieland	Member
Manuela Molina Peralta	Member

Our Investment Committee is responsible for analyzing, evaluating and approving all of our investments, designing, developing, monitoring and executing our real estate projects and securing financing for any project not exceeding US$30.0 million or its equivalent in any other currency, whether in a single transaction or a series of related transactions. Our Investment Committee must submit an annual report on its activities to our Board of Directors.

The quorum for meetings of our Investment Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.

Ethics Committee

Our Ethics Committee was established on a permanent basis by our Board of Directors on April 2, 2013. Five members comprise our Ethics Committee, including two independent alternate directors, one non-independent director and two of our senior officers appointed by our Board of Directors. The following table sets forth the names and titles of the current members of our Ethics Committee, all of whom were appointed to a term ending on December 31, 2023:

Name	Title
José Antonio Pujals Fuentes	Chairman
Elías Laniado Laborín	Member
Alejandro Pucheu Romero	Member
Alfredo Paredes Calderón	Member
Daniela Berho Carranza	Member

Our Ethics Committee is responsible for enforcing our code of ethics, keeping our code of ethics updated in order to ensure its effectiveness as a tool for our Company, our employees and others, advising as to our interactions with special interest groups and receiving, reviewing and addressing all questions, complaints, suggestions or inquiries from persons with whom we maintain relationships. Our Ethics Committee must submit an annual report on its activities to our Board of Directors.

The quorum for meetings of our Ethics Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.

Below is certain biographical information on the members of our Ethics Committee that has not otherwise been provided above:

Elías Laniado Laborín. Mr. Laniado is an alternate member of our Board of Directors and a member of our Ethics Committee. Mr. Laniado has been a regional manager for the Baja California area since 2005. He is a board member of the Smart Border Coalition, CDT and Scotiabank Mexico. Prior to joining Vesta, he served as managing partner for Grupo La Mesa, a company that developed La Mesa Industrial Park and Nordika Industrial Park in Tijuana, Baja California. He was also the founding partner of Alepo Construcciones, a construction company in Tijuana, Baja California. Mr. Laniado was a pioneer in the development and installation of a variety of industrial plants in El Salvador and Costa Rica. Mr. Laniado has also been an honorary consul of Norway in Baja California since 1990. Mr. Laniado holds a B.S.-equivalent in engineering from Universidad Autónoma de Guadalajara, completed graduate studies in Industrial Engineering at San Diego State University, and holds a diploma in Real Estate Development from Harvard Business School.

Alejandro Pucheu Romero. Mr. Pucheu serves as our General Counsel, as the secretary of our Board of Directors and as a member of our Ethics Committee. Prior to joining Vesta, Mr. Pucheu served as a senior associate of the international practice group of Haynes and Boone, both in Mexico City and Houston, Texas. Mr. Pucheu holds a J.D.-equivalent from Escuela Libre de Derecho, a Master’s degree in International and Economic Law from the University of Houston and a Diploma in Real Estate Investment Management from Harvard Business School.

Alfredo Marcos Paredes Calderón. Mr. Paredes serves as our Chief Human Resources and Integrity Officer, and as a member of our Ethics Committee. Mr. Paredes has over 20 years’ experience in human resources at companies across multiple industries, including Avantel (telecom), PepsiCo and Danone (consumer goods), and MerzPharma (pharmaceutical). Mr. Paredes holds a B.A.-equivalent in Business Management from Universidad Intercontinental, a diploma on Human Resources Strategic Management from Instituto Tecnológico Autónomo de México and a diploma on Training Program Management from Instituto Tecnológico y de Estudios Superiores de Monterrey.

ESG Committee

Our ESG Committee was established on a permanent basis by our Board of Directors on September 30, 2013. The following table sets forth the names and titles of the current members of our ESG Committee, all of whom were appointed to a term ending on December 31, 2023:

Name	Title
Jorge Alberto de Jesús Delgado Herrera	Chairman
José Manuel Domínguez Díaz Ceballos	Member
Daniela Berho Carranza	Member
Lorenzo Manuel Berho Corona	Member
Loreanne Helena García Ottati	Member

Our ESG Committee is responsible for designing and developing our proposed ESG strategy and submitting it for approval to our Board of Directors, executing our ESG strategy and developing related guidelines, preparing its annual budget, submitting it for approval to our Board of Directors and overseeing the use of that budget by our employees, developing ESG policies and manuals, ensuring that all of our projects are compliant with our current ESG policies, preparing our annual sustainability report and submitting it for approval to our Board of Directors, measuring the returns on our ESG efforts, issuing opinions with respect to our projects’ ESG levels of compliance according to our ESG policies, assessing our potential participation or application for inclusion in ESG, green, sustainable or other similar equity indices or differentiators, and submitting proposals to that effect to our Board of Directors, promoting the formation of strategic alliances with other entities in furtherance of our ESG goals and objectives and submitting an annual report on the activities of the committee, together with its proposed budget for the following year, to our Board of Directors for approval.

The quorum for meetings of our ESG Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.

Debt and Equity Committee

Our Debt and Equity Committee was established on a permanent basis by our Board of Directors on July 24, 2014. Our Debt and Equity Committee is comprised of four members. The following table sets forth the names and titles of the current members of our Debt and Equity Committee, all of whom were appointed to a term ending on December 31, 2023:

Name	Title
José Manuel Domínguez Díaz Ceballos	Chairman
Manuela Molina Peralta	Member
Stephen B. Williams	Member
Lorenzo Manuel Berho Corona	Member

Our Debt and Equity Committee is responsible for designing and developing our overall financing policies and strategy, and submitting them to our Board of Directors for approval, analyzing and determining the terms and conditions under which we and our subsidiaries may incur indebtedness to finance our growth, and submitting those terms and conditions to our Board of Directors for approval, analyzing and determining the most favorable terms and conditions in which we, our subsidiaries or our shareholders may agree to a transaction, including, without limitation, any transfer of our common shares or assets, reviewing any negotiations undertaken by our management in connection with any type of financing for us or our subsidiaries, and submitting an annual report on its activities to our Board of Directors. The borrowing powers of the Board of Directors may only be varied by amending our bylaws.

The quorum for meetings of our Debt and Equity Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.

Executive Officers

The following table sets forth the names and ages of our current executive officers, their current positions and the year in which they were first appointed to those positions.

Name	Position	Age	First appointed
Lorenzo Dominique Berho Carranza	Chief Executive Officer	41	2018
Juan Felipe Sottil Achutegui	Chief Financial Officer	64	2009
Guillermo Díaz Cupido	Chief Investment Officer	70	2016
Diego Berho Carranza	Chief Portfolio Officer	36	2018
Alfredo Marcos Paredes Calderón	Chief Human Resources and Integrity Officer	50	2016
Alejandro Pucheu Romero	General Counsel	49	2007
Francisco Eduardo Estrada Gómez Pezuela	Executive Regional Vice President – Bajío and Central Region	59	1998
Mario Humberto Chacón Gutiérrez	Executive Regional Vice President – North Region	42	2021
Rodrigo Cueto Bosch	Senior Vice President, Strategic Transactions	45	2021
Juan Carlos Cueto Riestra	Vice President, New Business – Central Region	44	2019
Adriana Eguía Alaniz	Vice President, New Business – Baja California	41	2019
Mario Adalberto Ortega Chávez	Vice President, New Business – Aguascalientes	62	2016
Alejandro Rafael Muñoz Pedrajo	Vice President, New Business – Silao	47	2016
Teodoro Hugo Díaz Estrada	Vice President, Asset and Property Management	47	2020
Carlos Alberto Aranda Hernández	Vice President, Development and Capital Projects	45	2020
Laura Elena Ramírez Zamorano Barrón	ESG Director	40	2020
María Fernanda Bettinger Davó	Director of Investor Relations	31	2020

Lorenzo Dominique Berho Carranza. Mr. Berho Carranza has served as our Chief Executive Officer since 2018. He previously served as our Chief Operating Officer and is credited for his significant contributions in three key areas during his tenure: the development and expansion of our portfolio, the development of our strategy and the implementation of organizational improvements and reconfigurations to support our growth. Mr. Berho Carranza also held the office of asset management within the Company and served as Vice President of the Urban Land Institute in Mexico. He holds a B.S.-equivalent in Industrial Engineering from Universidad Iberoamericana and a Master’s in Real Estate Sciences from the University of San Diego.

Juan Felipe Sottil Achutegui. Mr. Sottil joined the Company in 2009 and serves as our Chief Financial Officer. He has a broad experience in debt and capital markets, accounting, finance and treasury management. He began his career in the Treasury - Financial Derivatives of Citibank until 1992. From 1992 to 1997, he served as Managing Director for ING, where he headed the Capital Markets department. From 1997 to 2001, he held the position of Director of Global Markets at Deutsche Bank Mexico and he opened the bank's Mexican branch. He has served as a board member to several companies, most notably to Qualitas, Compañía de Seguros, S.A.B. Mr. Sottil holds a B.S.-equivalent in Industrial Engineering from Universidad Anahuac and holds an M.B.A. from Harvard Business School.

Guillermo Díaz Cupido. Mr. Díaz serves as our Chief Investment Officer. Mr. Díaz has over 20 years’ industry experience, including as Head of the Investment Committee for Jones Lang LaSalle, where he oversaw the design and implementation of investment strategies across Mexico’s real estate sector. Mr. Díaz holds a B.S.-equivalent in Electromechanical Engineering from Instituto Tecnológico del Estado de México, an M.S.C. in Management from the Krannert Graduate School of Management of Purdue University and a Ph.D. in Management from Instituto Tecnológico y de Estudios Superiores de Monterrey in Mexico City.

Diego Berho Carranza. Mr. Berho serves as our Chief Portfolio Officer and is responsible for overseeing all aspects of our portfolio’s development and management. He previously served as our Vice President of Development and as Project Manager in several regions. Mr. Berho is a LEED Green Associate and holds a B.S. in Civil Engineering from the Technical University of Munich, with a focus on Sustainable Development, and a Certificate in Real Estate Project Financing and Development from the Massachusetts Institute of Technology.

Alfredo Marcos Paredes Calderón. See “—Committees of the Board of Directors—Ethics Committee” above.

Alejandro Pucheu Romero. See “—Committees of the Board of Directors—Ethics Committee” above.

Francisco Eduardo Estrada Gómez Pezuela. Mr. Estrada serves as our Vice President of New Business for the Bajío Region. Mr. Estrada previously served as President of the Bernardo Quintana 2007-2009 Industrial Park and as Project Manager for the Querétaro Aerospace Park. Mr. Estrada holds a B.A.-equivalent in Accounting from Universidad Iberoamericana, a diploma in Real Estate from Universidad Intercontinental, and certificates of completion from Harvard University’s Negotiation Program and Real Estate Management Program.

Mario Humberto Chacón Gutiérrez. Mr. Chacón has served as our Senior Vice President of New Business for the Northern Region since January 2022 and previously served as our Vice President of New Business for the North-central and Northeast Regions from 2016 to 2021. Mr. Chacón began his career in the real estate industry in 2005 in the Industrial Development Division of Brasa Desarrollos, and also worked at IDI Gazeley | Verde Realty (Brookfield Properties). He is a founding member of the Chihuahua Economic Development Corporation and currently serves as its Vice Chairman of Industrial Developers Group. Mr. Chacón holds a B.A.-equivalent in Business Management with a focus on finance from Instituto Tecnológico y de Estudios Superiores de Monterrey and has completed several post-graduate courses and seminars at New York University and the Massachusetts Institute of Technology.

Rodrigo Cueto Bosch. Mr. Cueto serves as our Senior Vice President of Transactions since 2021. Mr. Cueto has over 20 years’ industry experience in Real Estate Investment Management. Mr. Cueto is responsible for supporting us in the stewardship of our FFO growth strategies. Prior to joining Vesta in 2021, Mr. Cueto worked at Walton Street Capital for four years in the industrial platform, where he successfully invested and divested in the real estate sector. Prior to those roles, he served for an aggregate of ten years in MetLife Investment Management and Citigroup, in real estate financing and capital markets. Mr. Cueto holds a B.S.-equivalent in Industrial Engineering from Universidad Iberoamericana in Mexico City and a Diploma from IPADE business school.

Juan Carlos Cueto Riestra. Mr. Cueto serves as our Vice President of New Business for the Central Region, having served previously as our Vice President of Asset Management. Mr. Cueto served in various capacities at Wal-Mart de México y Centroamérica over a seven-year period, including as District Manager for Restaurantes Vips, Divisional Productivity Manager, where he was responsible for providing support to all of the group’s operating areas, and Assistant Vice President of Operating Efficiency of the Suburbia department stores, where he was responsible for implementing the company’s growth plan and overseeing various renovation and maintenance projects. His last position there before joining our Company was as Chief Operating Officer of Fibra Uno. Mr. Cueto is a graduate of Universidad Anáhuac and received his M.B.A. from IE Business School.

Adriana Eguía Alaniz. Ms. Eguía serves as our Vice President of New Business, Baja California. Previously, Ms. Eguía served as Chief Executive Officer of the Tijuana Economic Development Corporation, where she was responsible for attracting new foreign direct investment to the region through the promotion of innovation and human talent recruiting programs. She remains a director for the Tijuana Economic Development Corporation and also serves as director for the Red Cross of Tijuana. Ms. Eguía holds a B.A.-equivalent in International Business Management and an M.B.A., in each case from Centro de Enseñanza Técnica Superior.

Mario Adalberto Ortega Chávez. Mr. Ortega serves as our Vice President of New Business for Aguascalientes and is responsible for the identification, planning and startup of operations of our industrial parks in the Mexican states of Aguascalientes, Jalisco and San Luis Potosí, as well as for the development of commercial strategies for attracting world-class tenants for those properties. Prior to joining Vesta, he served as Deputy Secretary of Investment Promotion and Foreign Trade at the Ministry of Economic Development of the State of Aguascalientes from 2010 to 2016, and engaged in business in the automotive industry and served on the boards of various business and social organizations from 1994 to 2010. Mr. Ortega holds an M.B.A. in Public Relations.

Alejandro Rafael Muñoz Pedrajo. Mr. Muñoz has served as our Vice President of New Business for the Guanajuato Region since joining our Company in 2016. Previously, he served as General Director of Enticement of Foreign Investment and Foreign Businesses for the City of León, Guanajuato from 2009 to 2011, and as General Director of the León Industrial City Trust, which is the administrator of the city’s industrial land portfolio and oversees its use and the operation of its infrastructure to facilitate the construction and operation of industrial parks and other facilities thereon. Prior to that, Mr. Muñoz served as Commercial Director for the City of León at STIVA, a Monterrey-based developer of industrial parks, retail space and housing projects. Mr. Muñoz holds a B.A.-equivalent in International Commerce from Universidad La Salle.

Teodoro Hugo Díaz Estrada. Mr. Díaz serves as our Director of Asset and Property Management. Mr. Díaz joined Vesta in 2016 as Administrative Development Manager and was later promoted to Director of Portfolio Administration. Mr. Díaz previously held various positions at Robert Bosch México over a 16-year span, including Health, Safety, Environmental and Emergency Response Manager, Building Maintenance and Plant Servicing Manager, and National Land and Buildings Manager. Mr. Díaz holds a B.A.-equivalent in Architecture from Universidad Autónoma del Estado de México, and has ISO 14001, OHSAS 18001 and Procore Project Manager certifications.

Carlos Alberto Aranda Hernández. Mr. Aranda serves as our Director of Development and Capital Projects and previously served as our Technical Director of Development. Mr. Aranda’s prior experience includes various positions at Grupo GA&A over a 13-year span, including those of Analyst and Manager and Coordinator of Construction Costs. Mr. Aranda holds an Engineering and Architecture degree from Instituto Politécnico Nacional and a certificate in Construction Management from Instituto Tecnológico de Estudios Superiores de Monterrey.

Laura Elena Ramírez Zamorano Barrón. Ms. Ramírez serves as our ESG Director. Ms. Ramírez has over 15 years’ experience in the development of human resources, gender equality, social investment, communications, public relations, sustainability and corporate governance programs at private sector companies, including Grupo Bimbo, Avon Cosmetics and Atento. Ms. Ramírez holds a Master’s degree in Applied Public Works Management from Instituto Tecnológico y de Estudios Superiores de Monterrey, and various diplomas and certificates of completion of post-graduate studies from Instituto Tecnológico Autónomo de México, Facultad Latinoamericana de Ciencias Sociales and Instituto Tecnológico de Estudios Superiores de Monterrey.

María Fernanda Bettinger Davó. Ms. Bettinger serves as our Director of Investor Relations. She joined our Company as an analyst in 2016 and was later promoted to Interim Director of Investor Relations. Ms. Bettinger previously served as an analyst at Discovery Americas. She holds a B.A.-equivalent in Finance and Public Accounting from Universidad Anáhuac.

Compensation of Directors and Executive Officers

Overview

In the nine-month periods ended September 30, 2023 and September 30, 2022, we paid compensation in the aggregate amount of US$11.3 million and US$9.5 million, respectively, to our directors and members of our management team through our subsidiary Vesta Management. In the years ended December 31, 2022 and 2021, we paid compensation in the aggregate amount of US$12.9 million and US$10.3 million, respectively, to our directors and members of our management team through our subsidiary Vesta Management.

The aggregate compensation of our executive officers includes share-based payments, based on individual performance and our results of operations, but does not include the cost of the incentive plans described below. The aggregate compensation of our directors is approved by our shareholders’ meeting. Our directors are not entitled to other compensation in connection with their attendance to any board meeting or meeting of our committees. In the event that a board meeting or a meeting of a committee is attended by both a member and such member’s alternate, only the former will be entitled to compensation unless the board, the relevant committee or the Chairman of the Board of Directors determines that the attendance of the alternate was necessary for purposes of a specific matter. There are no service contracts between our directors, and the Company or any of its subsidiaries providing for benefits upon termination of employment.

Long-Term Incentive Plan

At the general extraordinary shareholders’ meeting held January 21, 2015, our shareholders approved our Vesta 20-20 long-term incentive plan, or our “Long-Term Incentive Plan.” On March 13, 2020, our shareholders extended our Long-Term Incentive Plan for an additional 5-year period.

Under the Long-Term Incentive Plan, as approved by our Board of Directors, we use a “relative total return” methodology to determine the aggregate number of common shares we will grant. As a result, the number of granted common shares for each of the years in which the Long-Term Incentive Plan is in effect will be based on the performance of the total annual relative return on our common shares as compared with the shares of other public companies.

The granted common shares will vest over a period of three years from the grant date. As of the date of this prospectus, 23 members of our senior and mid-level management are eligible to participate in the Long-Term Incentive Plan. We are permitted to grant a maximum of 13,750,000 common shares under the Long-Term Incentive Plan between 2021 and 2025. There will be no cash payments made in respect of the granted common shares. Common shares granted each year will be deposited in a trust for delivery to our executive officers on three settlement dates occurring 24, 36 and 48 months from the grant date, assuming the participants are still then employed by us.

Based on the performance of our common shares, during the years ended December 31, 2022 and 2021 we granted an aggregate of 8,456,290 and 8,331,369 common shares, respectively, under the Long-Term Investment Plan. The amount of this expense was determined based on the fair market price of our common shares on the grant date, using a “Monte Carlo” valuation method, which takes into consideration the performance of our common shares for the year. Because the performance of our common shares is considered a market condition under IFRS 2, our compensation expense, as determined on the grant date, cannot be reversed even if we do not grant any common shares. The compensation expense does not affect our cash position and does not have any dilutive effect on our existing shareholders. As of December 31, 2022, 8,456,290 common shares had not vested, which had a weighted average remaining contractual life of 13 months. However, a total of 4,156,386 share units vested on January 1, 2023. Moreover, we granted 3,763,449 additional share units in February 2023. As of September 30, 2023, there are 8,655,670 share units outstanding, which have a weighted average remaining contractual life of 24 months.

During the years ended December 31, 2022 and 2021, our compensation expense in connection with the Long-Term Incentive Plan was US$6.7 million and US$5.6 million, respectively. The compensation expense related to the Long-Term Incentive Plan will continue to accrue through the end of the service period. For the nine-month period ended September 30, 2023, our compensation expenses amounted to US$6.3 million.

Retirement Plan

In 2021, we established a retirement plan that extends to all of our full-time, nonunionized and permanent employees. Employees become entitled to the benefits of this plan when they reach the age of 65 and have at least 10 years of service at the Company. Employees under the age of 60 with at least 10 years of service at the Company have the option of early retirement, in which case they are entitled to a pro rata share of the financial retirement benefit based on their age.

Code of Ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, shareholders, directors, vendors, business partners and regulators, and is available for review on our corporate website. The development of our code of ethics entailed a collaborative process that included the participation of representatives of our various interest groups. In addition, we established an Ethics Committee whose actions are guided by the principle of impartiality, to oversee the enforcement of our code of ethics and its ongoing observance as a matter of everyday practice.

Our code of ethics is subject to review on a biannual basis and we strive to provide our employees with adequate training to ensure that they are aware of and understand its contents and conduct themselves at all times in an honest, uncompromising, equitable, respectful and fair manner. Our code of ethics serves as a tool for monitoring the conduct of our employees and others. The most recent workshop for the updating of our code of ethics took place in December 2021.

We have also adopted and announced an anticorruption policy that is available for review on our corporate website.

Employee Hotline

We have retained an independent contractor to operate a hotline that our employees and others can use to report instances of misconduct. Our code of ethics requires that we provide follow-up for every complaint and that we keep those complaints confidential.

Human Rights

We are committed to supporting and respecting the protection of human rights and we strive to have a positive impact within our sphere of influence. Our actions are based on the conviction that at the heart of our call for ethical conduct lies human dignity, and our code of ethics constitutes a reaffirmation of our commitment to its respect. We subscribe to the United Nations Global Compact and support its Millennium Development Goals, including, in particular, the principles relating to the environment.

Labor

As part of our corporate principles, our code of ethics acknowledges that every person is worthy of respect and of being recognized as an end and as possessing inviolable dignity. We view this principle as the foundation of all standards of conduct and aim to establish stimulating and mutually beneficial relationships with each of our employees. Accordingly, we must at all times afford our respect to each of the individuals, groups and institutions with whom we come into contact, taking into consideration their ideas and contributions without regard to gender, age, social status, ethnicity, religion, nationality, sexual orientation, marital status, political affiliation or hierarchy.

Safety and Abolition of Child Labor

Through our Vice Presidents of new business and development, we incorporate adequate procedures in construction processes for our projects to ensure that those projects comply with all statutory safety standards and avoid the use of child labor.

Family Relationships

Lorenzo Manuel Berho Corona is the father of Lorenzo Dominique Berho Carranza, our Chief Executive Officer, Diego Berho Carranza, our Chief Portfolio Officer, and Daniela Berho Carranza, who is a member of our Board of Directors. Lorenzo Dominique Berho Carranza serves as his father’s alternate on our Board of Directors.

Foreign Private Issuer Status

 NYSE listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE, except that we are required: (i) to have an Audit Committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “—Committees of the Board of Directors—Audit Committee”); (ii) to provide prompt certification by our Chief Executive Officer of any material noncompliance with any corporate governance rules; and (iii) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies.

We currently follow the corporate governance practices of Mexico in lieu of the corporate governance requirements of the NYSE in respect of the following:

·	the majority independent director requirement under Section 303A.01 of the NYSE listing rules—as allowed by the laws of Mexico, independent directors need only comprise 25% of our Board of Directors;

·	the requirement under Section 303A.07 of the NYSE listing rules that an audit committee compensation operate pursuant to a charter that satisfies certain requirements—as allowed by the laws of Mexico, our audit committee does not operate pursuant to a written charter;

·	the requirement under Section 303A.05 of the NYSE listing rules that a compensation committee composed solely of independent directors governed by a compensation committee charter oversee executive compensation—as allowed by the laws of Mexico, we do not have a compensation committee;

·	the requirement under Section 303A.04 of the NYSE listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominating committee composed solely of independent directors—as allowed by the laws of Mexico, we do not have a nominating committee nor are our director nominees selected by a majority of independent directors;

·	the requirement under Section 303A.08 of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a share option or purchase plan or other arrangement pursuant to which shares may be acquired by officers, directors, employees or consultants;

·	the requirement under Section 312.03 of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common or ordinary shares) that equal 20.0% or more of the issuer’s outstanding common or ordinary shares or voting power prior to such issuance or sale; and

·	the requirement under Section 303A.03 of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present—the laws of Mexico do not require that independent directors regularly have scheduled meetings at which only independent directors are present.

Director Independence

Our Board of Directors will be comprised of 10 members upon the closing of this offering. As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our Board of Directors, except that our Audit Committee is required to consist fully of independent directors, subject to certain phase-in schedules.

However, our Board of Directors has undertaken a review of the independence of each director, and based on information provided by each director concerning his background, employment and affiliations, our Board of Directors has determined that the persons designated as independent members in “—Our Board of Directors” do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in “Related Party Transactions.” In addition, all of the members of our Audit Committee are independent.

Employment Agreements

We have entered into employment agreements, either directly or through our operating subsidiaries, with all employees and officers, which set forth the basis for their full compensation, including salary, short and long-term incentives and special compensation for certain officers in case of termination due to change of control.

Insurance and Indemnification

Members of our management (including our directors and officers) are included as part of our group-level civil liability insurance for acts carried out by them in the course of their duties. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our management or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Share Ownership

The common shares and any outstanding options beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

Principal Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our common shares: (i) immediately prior to the completion of the offering; (ii) following the sale of common shares (including common shares represented by ADSs) in the offering, in each case by:

·	each person, or group of affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding common shares;

·	each of our directors and officers, individually; and

·	all directors and officers as a group.

The number of common shares beneficially owned by each entity, person, director or officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the common shares shown as beneficially owned by such shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of common shares outstanding (including common shares represented by ADSs):

·	immediately prior to the completion of the offering: common shares; and

·	following the sale of common shares.

Based on publicly available information in respect of institutional investors, as of the date of this prospectus, approximately 84 million of our common shares were held in Mexico by two of our holders of record.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Corporación Inmobiliaria Vesta, S.A.B. de C.V., Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, C.P. 05210, Mexico City, Mexico.

	Common Shares Beneficially Owned Prior to Offering		Common Shares Beneficially Owned After Offering
	Common Shares	%	Common Shares (1)%
Shareholders
Named Directors and Officers:
Lorenzo Manuel Berho Corona	24,220,584	3.49
Stephen B. Williams	*	*
José Manuel Domínguez Díaz Ceballos	*	*
Craig Wieland	—	—
Luis Javier Solloa Hernández	—	—
Loreanne Helena García Ottati	—	—
Oscar Francisco Cázares Elías	—	—
Daniela Berho Carranza	*	*
Douglas M. Arthur	*	*
Luis de la Calle Pardo	—	—
Lorenzo Dominique Berho Carranza	*	*
Jorge Alberto de Jesús Delgado Herrera	—	—
José Guillermo Zozoya Delano	*	*
Enrique Carlos Lorente Ludlow	—	—
Viviana Belaunzarán Barrera	—	—
José Antonio Pujals Fuentes	—	—
Rocío Ruiz Chávez	—	—
Elías Laniado Laborín	—	—
Manuela Molina Peralta	—	—
Francisco Javier Mancera de Arrigunaga	—	—
Juan Felipe Sottil Achutegui	*	*
Guillermo Díaz Cupido	*	*
Diego Berho Carranza	*	*
Alfredo Marcos Paredes Calderón	*	*
Alejandro Pucheu Romero	*	*
Mario Humberto Chacón Gutiérrez	*	*
Juan Carlos Cueto Riestra	*	*
Francisco Eduardo Estrada Gómez Pezuela	*	*
Adriana Eugenia Eguia Alaniz	*	*
Mario Adalberto Ortega Chávez	*	*
Alejandro Rafael Muñoz Pedrajo	*	*
Laura Elena Ramírez Zamorano Barrón	*	*
María Fernanda Bettinger Davó	*	*
Teodoro Hugo Díaz Estrada	*	*
Carlos Alberto Aranda Hernández	*	*
Rodrigo Cueto Bosch	—	—
Family Group:(2)
Lorenzo Manuel Berho Corona	24,220,584	3.49
Lorenzo D. Berho Carranza	*	*
Diego Berho Carranza	*	*
Alejandro Berho Corona	*	*
Guillermo Briones Perez	—	—
Daniela Berho Carranza	*	*
Carla Berho Carranza	*	*
Paola Berho Corona	*	*
Maria de Lourdes Corona Cuesta	*	*

Other 5% Shareholders:
Afore Coppel, S.A de C.V.(3)	55,548,760	6.6
GIC Private Limited(4)	44,370,825	5.3

_________________

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common shares.

(1)	Includes common shares represented by ADSs.

(2)	Refers to the group of individuals formed by Lorenzo Manuel Berho Corona’s family as of the date of this prospectus.

(3)	As of the date of this prospectus, Afore Coppel S.A de C.V. is the beneficial owner of 6.6%, or 55,548,760, of our common shares. The principal business address of Afore Coppel S.A de C.V. is Av. Insurgentes No. 553, Piso 6, Col. Escandón, Delegación Miguel Hidalgo, C.P. 11800, Mexico City, Mexico.

(4)	Based on Schedule 13G filed by GIC Private Limited on July 10, 2023, GIC Private Limited is the beneficial owner of 5.3%, or 44,370,825, of our common shares. The principal business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

Related Party Transactions

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. See also note 18 to our audited consolidated financial statements included elsewhere in this prospectus.

Related Party Transactions Policy

Overview

We expect our board of directors will adopt a new related party transactions policy, or the “Related Party Transactions Policy,” which will aim at ensuring that our and our subsidiaries’ transactions with related parties are carried out transparently and under conditions not less favorable to us than they would be if carried out with third parties that are not related parties, under the same circumstances or similar scenarios. The Related Party Transactions Policy will be applicable to the individuals and legal entities mentioned below. All of our subsidiaries’ officers and directors will be required to comply with it.

Under the Related Party Transactions Policy, we will define related parties as: (i) any senior manager, non-executive director or member of a committee of the Company; (ii) “immediate family member” (defined as including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or any person sharing the household (other than a tenant or employee) of a senior manager or non-executive director of the Company; (iii) any nominee for director and the immediate family members of such nominee; (iv) any affiliates of the Company; (v) any entity that is a post-employment benefit plan for the benefit of employees of both the Company or a person that is otherwise a Related Person of the Company; and (vi) a 5.0% beneficial owner of the Company’s voting securities or any immediate family member of such owner.

Under the Related Party Transactions Policy, each senior manager, non-executive director and senior manager or non-executive director nominee will complete, at the time of his/her appointment or hiring, as applicable, a form containing a questionnaire created to collect information about the related parties to him/her, in accordance with the definitions contained in the Related Party Transactions Policy. Annually, we will request that each signatory to the form update the information supplied by him/her as per the form.

Moreover, under the Related Party Transactions Policy, each senior manager, non-executive director and senior manager or non-executive director nominee will promptly notify the legal department of any transaction involving the Company and a related person that may be a related person transaction. The notice includes a complete description of the transaction, including certain details specified in our Related Party Transactions Policy. The legal department may make an initial determination as to whether the transaction constitutes a related person transaction, or may instead present the transaction to our Audit Committee. Our Related Party Transactions Policy states that in reviewing the transaction, all relevant facts and circumstances will be considered, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest, and the actual or apparent conflict of interest of the related person.

All transactions that are determined to be related party transactions under the Related Party Transactions Policy will be approved or ratified by our Audit Committee. The Audit Committee will not approve or ratify a related person transaction unless it will have determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders. If the Audit Committee determines not to approve or ratify a related person transaction (whether such transaction is being reviewed for the first time or has previously been approved and is being reviewed again), the transaction will not be entered into or remain in effect based on the determination of our Audit Committee.

Principal Related Party Transactions

In the ordinary course of our business we engage in a number of transactions with companies that are owned or controlled, directly or indirectly, by us and occasionally with some of our shareholders, subject to the approval of our Audit Committee or board of directors, as applicable. All transactions with related parties have been made in the normal course of our business operations, and are on terms no less favorable to us than would have been obtained in an arm’s-length transaction and comply with the applicable Mexican corporate and tax law. We expect to continue to enter into transactions with affiliates in the future in compliance with applicable Mexican corporate and tax law.

There were no significant related party transactions or balances during the nine-month period ended September 30, 2023, or the years ended December 31, 2022, 2021, and 2020.

For more information, see note 18 to our audited consolidated financial statements and note 16 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Description of Capital Stock and Bylaws

This section contains a description of our capital stock and a summary of certain provisions of our bylaws and Mexican law. It does not purport to be complete and is qualified in its entirety by reference to our bylaws. For a description of our Board of Directors, our corporate committees and our principal officers, see “Management.”

Overview

Our legal and commercial name is Corporación Inmobiliaria Vesta, S.A.B. de C.V. We are incorporated as a capital publicly-traded stock corporation (sociedad anónima bursátil de capital variable), and our corporate existence is indefinite.

We were organized and commenced operations in 1998 as a Mexican limited liability variable capital company (sociedad de responsabilidad limitada de capital variable). In 2001, we acquired and merged into QVC III, a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized in 1996. After the merger, our controlling shareholders controlled QVC III, as the surviving company, and we changed our name to Corporación Inmobiliaria Vesta, S. de R.L. de C.V. On April 29, 2011, we agreed to merge with CIV Real Estate S. de R.L. de C.V., a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable), and the merger became effective on May 11, 2011. On May 31, 2011, our shareholders approved our transformation into a variable capital stock corporation (sociedad anónima de capital variable), which became effective on July 4, 2011. At our ordinary and extraordinary shareholders’ meeting held on September 23, 2011, which was continued on October 26, 2011, our shareholders approved our adoption of the legal regime applicable to a variable capital publicly-traded stock public corporation (sociedad anónima bursátil de capital variable), the amendment of our bylaws to comply with the Mexican Securities Market Law and to add provisions customary for other Mexican public companies, and the change of our name to Corporación Inmobiliaria Vesta, S.A.B. de C.V. At our ordinary and extraordinary shareholders’ meeting held on July 16, 2021, our bylaws were amended to comply with certain requirements of Mexican law and at our extraordinary shareholders’ meeting held on March 30, 2023, our bylaws were further amended to specifically provide for the issuance and placement of ADSs by the Company.

Our bylaws, as currently in effect, are on file with the CNBV and the BMV, and are available for inspection on the BMV’s website at https://www.bmv.com.mx/docs-pub/compulsa/compulsa_1268191_2023_1.pdf and our website at www.vesta.com.mx. Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part, of this prospectus.

Corporate Purpose

Pursuant to article 2 of our bylaws, our corporate purpose is to engage, among others, in the following activities:

·	Promote, incorporate, organize, exploit, acquire and participate in, as well as to dispose of, the capital stock or estate of all kind of companies, joint-ventures, trusts, associations or enterprises, of any nature, having or not legal personality, both Mexican and foreign, as well to participate in their management, dissolution or liquidation.

·	Acquire or dispose, and carry out any actions, with respect to any legal rights under any legal title, with respect to shares, interests, partnership interests, equity interest, bonds, obligations, credit instruments, certificates (of any kind), equity interests and any kind of interests, irrespective of their denomination and being subject to the laws of any jurisdiction, of any kind of companies, joint-ventures, trusts, associations or enterprises, of any nature, having or not legal personality, both Mexican and foreign, whether at their incorporation or by subsequent purchase, as well as sell, dispose of and negotiate such shares, interests partnership interests, equity interests or other interests, including any other securities.

·	Acquire or dispose of and any other actions related to real estate properties of any nature, as well as the lease of all kinds of real estate properties in any market, or to acquire or dispose of the rights to receive any income from leasing those real estate properties.

·	Buy, sell, use, dispose, mortgage, use as collateral in any manner, exchange, lease, sublease, possess, transmit, give or receive possession, and in general, exploit any kind of land, office, buildings, storages or industrial facilities, and any kind of movable and/or real estate properties, and/or any rights or interests related to movable and/or real estate properties, whether those movable or real estate properties are owned by us or by other parties, and independently of their location.

Description of Capital Stock

We are a publicly traded variable capital company organized under Mexican law and, in accordance with Mexican law, our capital stock is divided into a fixed portion and a variable portion, both of which are represented by common shares of a single class of capital stock, with no par value.

On April 27, 2021, we offered 78,916,834 common shares in the United States to qualified institutional buyers as defined under Rule 144A under the Securities Act, in transactions exempt from registration thereunder and in other countries outside of Mexico and the U.S. to certain non-U.S. persons in reliance on Regulation S under the Securities Act (the “2021 Equity Offer”). The 2021 Equity Offer was conducted in combination with a public offering of 23,065,218 common shares in Mexico to the general public approved by the CNBV. The per share consideration paid by the joint bookrunners was Ps.39.00, and we paid a per share underwriting service fee of Ps.0.8775. The aggregate gross proceeds of the 2021 Equity Offer amounted to Ps. 4,573,894,962, which we used to develop industrial parks, purchase additional real estate and for working capital purposes.

As of September 30, 2023, our paid-in capital (excluding retained earnings) amounted to US$567.1 million and was divided into 836,274,798 common shares, of which 5,000 common shares represented the fixed portion of our capital stock, 836,269,798 common shares represented the variable portion of our capital stock and 8,655,670 common shares were being held in trust in connection with our Long-Term Incentive Plan. As of September 30, 2023, we held 5,721,638 treasury shares, which are not counted as part of any of the common shares referenced in the prior sentence.

Changes to our Capital Stock

The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and only if our bylaws are concurrently amended to reflect the new fixed portion of our capital stock. The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general ordinary shareholders’ meeting, without any such increase or decrease requiring an amendment to our bylaws. Increases or decreases in the fixed or variable portion of our capital stock must be recorded in our registry of capital variations. New common shares cannot be issued unless all of the then-issued and outstanding common shares have been paid in full and the then existing treasury shares have either been cancelled or reissued. Ownership of newly issued common shares, issued in connection with any capital stock increase, is reflected as set forth below under “Registration and Transfer.”

Registration and Transfer

All of our common shares are deposited with Indeval in the form of global securities. Accounts may be maintained at Indeval by Mexican and non-Mexican brokers, banks and other financial institutions and entities authorized to be participants at Indeval. We will only recognize as our shareholders persons holding common shares through a participant at Indeval, as evidenced by the deposit certificates issued by Indeval and the relevant supplementary certificates issued by Indeval participants that act as custodians for shareholders. Although we are required to maintain a stock registry that reflects our shareholders that hold stock certificates in physical form, Indeval in effect maintains such stock registry as all of our common shares are deposited at Indeval.

Description of Bylaws

Shareholders’ Meetings and Voting Rights

General shareholders’ meetings may be ordinary or extraordinary. In addition, holders of common shares of a given class may hold special meetings to consider matters affecting that particular class. However, because we have a single class, our shareholders will not be able to hold special meetings.

General extraordinary shareholders’ meetings are called to consider:

·	the extension of our duration;

·	our voluntary dissolution;

·	any increase or decrease in the fixed portion of our capital stock;

·	any change in our corporate purpose;

·	a change of our nationality;

·	our transformation into another type of corporate entity;

·	our merger with any other corporate entity;

·	any issuance of common shares with any special privileges or preferences;

·	any redemption of common shares;

·	any amendments to our bylaws;

·	any other matter requiring approval at such a meeting in accordance with Mexican law or our bylaws;

·	the cancellation of the registration of our common shares at the RNV or at any stock exchange; or

·	any issuance of treasury shares for future sale in connection with a public offering.

General ordinary shareholders’ meetings are called to consider any matter which is not reserved for approval at an extraordinary meeting. We must hold a general ordinary shareholders’ meeting at least once a year, within four months from the end of each fiscal year, to consider the approval of our financial statements for the previous year and the annual reports submitted by our Chief Executive Officer (and our Board of Directors) and each of the Audit and Corporate Practices Committees, to elect our directors and appoint the chairpersons of our Audit and Corporate Practices Committees, to determine whether directors may be considered independent, to determine the allocation of our net profits for the previous year (including, as the case may be, the payment of dividends) and to determine the maximum amount that may be used to repurchase our own common shares. A general ordinary shareholders’ meeting must also be called to consider the approval of any transaction (or series of related transactions which by reason of their nature may be deemed to constitute a single transaction) representing 20.0% or more of our consolidated assets in any fiscal year, based on our interim financial statements as of the end of the most recent quarter.

The quorum for a general ordinary shareholders’ meeting is 51.0% of our outstanding common shares and action may be taken by the affirmative vote of a majority of the common shares present. If there is no quorum, a second or subsequent meeting may be called. The quorum for any such meeting is also 51.0% of our outstanding common shares and action may be taken by the affirmative vote of a majority of the common shares present.

The quorum for a general extraordinary shareholders’ meeting is 75.0% of our outstanding common shares. If there is no quorum, a second meeting may be called. The quorum for any such meeting is 51.0% of our outstanding common shares. Action at an extraordinary shareholders’ meeting, whether held upon first or subsequent call, may be taken by the affirmative vote of more than half of our outstanding common shares, except that any action on the amendment of the transfer restrictions set forth in our bylaws must be approved by the affirmative vote of no less than 85.0% of our outstanding common shares, and any action on the cancellation of the registration of our common shares at the RNV or at any stock exchange, must be approved by the affirmative vote of no less than 95.0% of our outstanding common shares.

Shareholders’ rights may only be modified by amending our bylaws. A resolution of the extraordinary shareholders’ meeting is required to amend our bylaws.

Holders of our common shares do not have different voting rights. In addition, holders of our common shares have no cumulative voting rights; cumulative voting rights are not available in respect of Mexican public companies. Under the Mexican Securities Market Law and our bylaws, any holder of at least 10.0% of our outstanding common shares is entitled to appoint one member of our Board of Directors.

Under Mexican law and our bylaws, shareholders’ meetings may be called (i) by our Board of Directors, (ii) by the Chairman of the Board of Directors, (iii) by our corporate secretary, (iv) at the request of any holder of 10.0% or more of our outstanding common shares, which request must be addressed to the Chairman of the Board of Directors or the Chairman of our Audit or Corporate Practices Committee, (v) a Mexican court of competent jurisdiction if our Board of Directors or Audit Committee or Corporate Practices Committee does not call a meeting following a valid request from a holder of 10.0% or more of our outstanding common shares, (vi) by the Chairman of our Audit Committee or Corporate Practices Committee and (vii) by the Board of Directors or the Chairman of our Audit or Corporate Practices Committee at the request of any shareholder, if no ordinary meeting has been held for two consecutive years or if the ordinary meetings held during such period did not consider the matters requiring approval on an annual basis in accordance with applicable Mexican law.

Notices of shareholders’ meetings are published in the Federal Official Gazette or in one of the largest newspapers by circulation therein (or on a website maintained by the Mexican Ministry of Economy), at least 15 days prior to the relevant meeting; calls must also be published at any Mexican stock exchange on which our common shares are traded. Notices will include the place, date and time for the meeting, as well as the agenda. Information about each of the items on the agenda for a meeting are required to be made available to our shareholders, at our corporate headquarters, beginning on the date of publication of notice of the meeting. To attend a shareholders’ meeting, shareholders must present evidence of the deposit of their common shares with a financial institution, Indeval or another authorized securities depository, together with a certificate of deposit issued by the applicable financial institution, a participant at Indeval or another securities depository and obtain a pass to attend the meeting.

Except as otherwise indicated in this prospectus, there are no limitations on the rights to own securities of the Company, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by Mexican law or by our bylaws.

Preemptive Rights

Under Mexican law and our bylaws, if we issue new common shares in connection with a capital increase, our shareholders will have a preemptive right to purchase such common shares, except in certain circumstances described below. Generally, if we issue additional common shares, our shareholders will be entitled to purchase a sufficient number of common shares to maintain their existing ownership percentages. Shareholders must exercise their preemptive rights within the period of time specified at the shareholders’ meeting at which the issuance of additional common shares was approved, which may not be less than 15 days counted from the publication of the relevant notice in the Federal Official Gazette of Mexico or in one of the largest newspapers by circulation in Mexico. Under Mexican law, preemptive rights cannot be waived in advance, nor may such rights be represented by a security or negotiated or distributed, independently from the underlying shares.

Preemptive rights will not be available to our shareholders in the event of (i) issuance of new common shares, securities or instruments representing such shares, in connection with a merger, (ii) placement of common shares, securities or instruments representing such shares, which, were previously repurchased by us through the BMV and were being held as treasury shares as reported in our balance sheet, (iii) issuance of new common shares, securities or instruments representing such shares, for sale among public investors in connection with a public offering, through a stock exchange, in accordance with the Mexican Securities Market Law and other applicable provisions, authorized by our shareholders, as long as such shares are registered in the Mexican National Securities Registry, including placements through public offerings of common stock certificates, linked units, ADSs or ADRs, and (iv) issuance of new common shares, securities or instruments representing such shares, in connection with the conversion of convertible securities.

Restrictions on Certain Transfers

Our bylaws provide that (i) any acquisition of common shares (or any instrument representing common shares, including ADSs) that would result in the beneficial ownership of 9.5% of our capital stock or any multiple thereof by a person or group of persons, directly or indirectly, (ii) any agreement providing for the establishment or adoption of a vote pooling mechanism, or an arrangement to vote as a group or in concert, or which would result in the beneficial ownership, of 20.0% or more of our capital stock or in a change of control of our Company (as measured by votes that may be cast, pursuant to an agreement between shareholders or directly, or as a result of direct or indirect ownership), or (iii) any direct or indirect acquisition of common shares (or any instrument representing common shares, including ADSs) by a competitor that would result in such competitor holding 9.5% or more of our capital stock, must be previously approved in writing by our Board of Directors. Our Board of Directors must approve or disapprove the transaction within 90 days from the receipt of notice thereof, provided it has received all the information that is necessary to make a determination. The information required to make any such determination includes the number of common shares intended to be acquired or the subject matter of the arrangement, the identity and nationality of the persons and group of persons involved (including the ultimate beneficiaries) and whether or not they are competitors, the purpose of the acquisition or transactions, the source of the necessary funds, and a copy of the prospectus or public document necessary in connection with the transaction.

If the acquisition or pooling arrangement is approved by 75.0% of the members of our Board of Directors that are not affected by any conflict of interests, and results in the beneficial ownership of 20.0% or more of our common shares by a shareholder or group of shareholders, or in a change of control of our Company, the buyer or member of the pooling arrangement will be required to conduct a public tender offer to purchase 100.0% of our outstanding common shares for a price equal to the greater of (x) the book value per share pursuant to our most recent quarterly financial statements as approved by our Board of Directors and filed with the CNBV and the BMV, (y) the highest published closing price for our common shares on the BMV during the 365-day period preceding the date of the request for approval of the transaction by the Board of Directors or the date of such approval, and (z) the highest purchase price per share ever paid by the person intending to acquire the common shares or enter into the pooling arrangement directly or indirectly, individually or together with others, plus, in each case, a premium equal to 20.0% of the purchase price per share, which premium may be increased or reduced by our Board of Directors taking into consideration the opinion of an investment bank of recognized standing. The public tender offer is required to be completed within the 90 days following the authorization of the Board of Directors.

In the event of any such acquisition of common shares or the execution of any such voting agreement without the requisite approval, our Board of Directors may take, among others, the following actions: (i) reverse the transaction and require mutual restitution by its parties where practicable, or (ii) demand that the common shares be sold to a pre-approved third party at such minimum reference price as our Board of Directors may determine. In addition, pursuant to our bylaws the relevant buyer or group of buyers will forfeit its voting rights in respect of the relevant common shares at any shareholders’ meeting.

Change of Control

Pursuant to the Mexican Securities Market Law, in addition to obtaining the prior approval of our Board of Directors, any person or group of persons intending to acquire, directly or indirectly, in a single transaction or a series of related transactions, the control of our Company (through common shares or any instrument representing our common shares), will be required to conduct a tender offer for 100.0% minus one of our outstanding common shares at a purchase price equal to the greater of (i) the average trading price per share for the 30 trading days preceding the offer, or (ii) the book value per share most recently reported. For these purposes, “control” is defined by the Mexican Securities Market Law as (i) the ability to impose decisions, directly or indirectly, at a shareholders’ meeting, (ii) the right to vote 50.0% or more of our common shares, or (iii) the ability to determine, directly or indirectly, the course of our management’s strategy or policies.

Our Board of Directors is required to opine with respect to the purchase price in the tender offer, taking into consideration the opinion of our Corporate Practices Committee and, if necessary, the opinion of an independent expert. Our directors and Chief Executive Officer must disclose to the public whether they intend to tender their common shares in connection with the tender offer.

Dividends

Pursuant to Mexican law and our bylaws, prior to any distribution of dividends we must allocate at least 5.0% of our net profits to a legal reserve fund, until the amount of such fund equals 20.0% of our paid-in capital. Our shareholders may allocate additional amounts to other reserve funds, including a fund for the repurchase of our own common shares. The remainder of our net profits, if any, is available for distribution as dividends. However, we may not distribute dividends until after any losses from previous years have been fully paid or offset.

On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) – net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year. All the dividends declared under this policy will be declared in U.S. dollars but will be paid using the exchange to pesos published by the Mexican Central Bank the day prior to the date on which the dividend is paid.

Non-resident holders of our common shares receive their dividends from their custodians and, if applicable, sub-custodians, without having to take any specific action, as specified in the applicable custody or similar agreements; if dividends distributions from us were received by custodians or subcustodians, non-resident holders would be entitled to cause their respective custodians or subcustodians to transfer amounts to distribute the applicable amounts. This mechanism relies on Mexican law and practice, pursuant to which dividends are paid by us to Indeval, for further distribution to each custodian or sub-custodian, as applicable. Because of the existence of this mechanism, we do not need to appoint a paying or similar agent in Mexico, for payments of dividends under our common shares to be made to non-resident holders. The procedures for holders of our ADSs to receive dividends are described in “Description of the American Depositary Shares—Dividends and Other Distributions.

Share Repurchases

Pursuant to the Mexican Securities Market Law and our bylaws, we may repurchase our own common shares (i) in connection with a reduction of our capital or (ii) using our retained earnings. In the event of a reduction of our capital, the repurchase would affect all of our shareholders on a pro rata basis. We are permitted to repurchase our own common shares through the BMV, at their then prevailing market price. Our share repurchase fund, which is approved on a yearly basis, is aimed at (i) enabling us to pay dividends to our shareholders in future years, subject to the approval of any such payment of dividends a general shareholders’ meeting, and (ii) increasing the market liquidity of our common shares.

For so long as we hold in treasury any repurchased common shares, we will not be permitted to exercise the economic and voting rights pertaining to them and such common shares will not be deemed outstanding for purposes of the determination of the quorum and vote requirements at any shareholders’ meeting. We do not require approval from our Board of Directors to repurchase any of our own common shares. However, the maximum amount that may be allocated to repurchase our common shares must be approved by our shareholders at a general ordinary shareholders’ meeting (on an annual basis), may not exceed retained earnings, and our Board of Directors must appoint one or more individuals authorized to carry out the repurchase. Share repurchases must be carried out and reported and disclosed in accordance with the Mexican Securities Market Law. If we intend to repurchase common shares representing 1.0% of our outstanding capital stock during a single trading session, we will be required to disclose to the public such intention at least 10 minutes ahead of any bid for such common shares. If we intend to repurchase common shares representing 3.0% or more of our outstanding capital stock over a rolling period of twenty trading days, we will be required to conduct a public tender offer for such common shares.

At our general ordinary shareholders’ meeting held on March 30, 2023, our shareholders resolved that we could use up to US$100.0 million to repurchase our own common shares through the BMV. It was determined that such amount did not exceed our net profit for the year, including our retained earnings. The following table reflects purchases of our common shares by us or our affiliates in the year ended December 31, 2022 and the nine-month period ended September 30, 2023.

Calendar Months	Total Number of Common Shares Purchased(1)	Average Price Paid per Common Share (pesos)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs (2)	U.S. Dollar Value of Units that May Yet Be Purchased Under the Plans or Programs (2)(3)
January 2022	—	—	—	100,000,000
February 2022	100,000	36.5	100,000	99,823,365
March 2022	3,293,272	36.9	3,293,272	93,937,749
April 2022	260,234	36.8	260,234	93,468,528
May 2022	2,104,163	36.8	2,104,163	89,757,521
June 2022	2,891,577	36.5	2,891,577	84,566,688
July 2022	—	—	—	84,566,688
August 2022	—	—	—	84,566,688
September 2022	61,752	37.0	61,752	84,452,951
October 2022	—	—	—	84,452,951
November 2022	—	—	—	84,452,951
December 2022	—	—	—	84,452,951
January 2023	—	—	—	—
February 2023	—	—	—	—
March 2023	—	—	—	—
April 2023	—	—	—	—
May 2023	—	—	—	—
June 2023	—	—	—	—
July 2023	—	—	—	—
August 2023	—	—	—	—
September 2023	—	—	—	—
Total	8,653,988	36.7	8,653,988	84,452,951

_________________

(1)	In the year ended December 31, 2022 and in the nine-month period ended September 30, 2023, no common shares were purchased other than through a publicly announced plan or program by us.

(2)	The number entered in the “Total” row of the column “U.S. Dollar Value of units that May Yet Be Purchased Under the Plans or Programs” refers to the U.S. dollar value of the common shares which may be repurchased in the periods as approved by our Board of Directors.

(3)	Our subsidiaries and other entities controlled by us are prohibited from purchasing, directly or indirectly, any of our common shares or any shares in any other company or entity which is a shareholder at our Company.

As a result of the above, as of September 30, 2023, we held 5,721,638 common shares in treasury.

Dissolution or Liquidation

The Company may be dissolved upon occurrence of any of the events described in Article 229 of the Mexican Corporations Law, any other provision replacing it from time to time and other applicable law, namely: (i) the expiration of its term; (ii) if the Company’s purpose may no longer be satisfied; (iii) by resolution of the extraordinary shareholders’ meeting; (iv) if the Company loses 2/3 of its paid in capital; or (v) as a result of the resolution of an administrative or judicial authority. Once the Company has been dissolved under any of the circumstances described above, it shall be placed in liquidation, which would be administered by one or more liquidators, who in such case shall act together as determined by resolution at a general shareholders’ meeting. The liquidator or liquidators will proceed with the liquidation and the pro rata distribution of the proceeds of the remaining assets of the Company, if any, to shareholders.

Certain Minority Protections

As required by the Mexican Securities Market Law, our bylaws afford various protections to our minority shareholders. These minority protections include provisions that permit:

·	holders of 5.0% or more of our outstanding common shares to bring civil liability action against one or more of our directors (for the benefit of the Company and not for the plaintiff, as a derivative suit), for any damages or losses suffered by our Company as a result of a breach of the directors’ duty of loyalty or duty of care. The statute of limitations for this type of action expires in five years.

·	holders of at least 10.0% of our outstanding share capital to:

·	request that a shareholders’ meeting be called,

·	request the deferral of any decision on a matter with respect to which they have not been sufficiently informed, and

·	appoint one member of our Board of Directors and an alternate; and

·	holders of 20.0% of our outstanding voting common shares to challenge any action taken at a shareholders’ meeting and seek an court injunction to prevent its execution, provided that (i) the action was taken in violation of Mexican law or our bylaws, (ii) the plaintiff did not attend the meeting or voted against the action, and (iii) the complaint is filed within 15 days from the adjournment of the meeting at which the action was taken and the plaintiff has posted guaranty in respect of any damage we may suffer as a result of the suspension of the execution of the action if the court ultimately rules against the plaintiff. These provisions have seldom been invoked in Mexico and, accordingly, there can be no certainty as to the manner in which the relevant court would address the complaint.

Other Provisions

Duration

Our corporate existence under our bylaws is indefinite.

Conflicts of Interests

Under Mexican law, any shareholder who votes on a transaction in which his interests are in conflict with ours may be liable for damages, but only if the transaction would not have been approved without such shareholder’s vote.

Any director whose interests in a given transaction are in conflict with ours, must disclose such conflict and refrain from any deliberation or vote in connection therewith. Any director who incurs in a breach of this duty of care may be liable for any damages or loss of profits suffered by our Company as a result.

Exclusive Jurisdiction

With respect to our shareholders, our bylaws provide for the exclusive jurisdiction of the federal courts located in Mexico City, Mexico for the following civil actions:

·	any action between us and our shareholders; and

·	any action between two or more shareholders or groups of shareholders regarding any matters relating to us.

This exclusive jurisdiction provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or shareholders, which may result in increased costs to bring a claim in the federal courts located in Mexico City, Mexico, and discourage lawsuits with respect to such claims. Notwithstanding, our shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to foreign private issuers. If a court were to find the exclusive jurisdiction provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, results of operations and prospects. The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. However, there is uncertainty whether a U.S. court would enforce the exclusive jurisdiction provision for actions for breach of fiduciary duty and other claims.

The aforementioned exclusive jurisdiction provision contained in our bylaws is not applicable to holders of ADSs in their capacity as ADSs holders. With respect to holders of ADSs, under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or in the state courts in New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits.

Cancellation of Registration at the RNV

Pursuant to the Mexican Securities Market Law and our bylaws, if the registration of our common shares at the RNV is cancelled by us or by the CNBV, we will be required to conduct a public tender offer to purchase all of the outstanding common shares being held by our non-controlling shareholders prior to such cancellation. Our controlling shareholders would be jointly liable with us for the satisfaction of this obligation. A “controlling shareholder” is a person who holds a majority of our voting common shares, has the ability to determine the outcome of the decisions at a shareholders’ or board meeting or has the ability to appoint a majority of the members of our Board of Directors. The purchase price must be equal to all shareholders and must be the greater of (i) the last book value per share reported in a quarterly report to the CNBV and the BMV, and (ii) the average volume-weighted price per share during the last thirty trading days at the BMV. If the cancellation of the registration is ordered by the CNBV, the tender offer must be commenced within 180 days from the cancellation order. If we wish to cancel the registration, such cancellation must be approved by the holders of 95.0% of our outstanding common shares. If the registration of our common shares is cancelled, there will be no market for our common shares or the ADSs. In such event, holders of common shares will receive cash for their common shares at the aforementioned purchase price, and with respect to holders of ADSs, the depositary will receive cash in respect of shares underlying the canceled ADSs, for further distribution to holders of ADSs.

Our Board of Directors will be required to issue an opinion with respect to the fairness of the purchase price, taking into consideration the interests of the minority, and the opinion of our Corporate Practices Committee. The opinion of our Board of Directors may be accompanied by a fairness opinion from an independent expert.

Certain Differences between Mexican and U.S. Corporate Law

You should be aware that the Mexican Corporations Law and the Mexican Securities Market Law, which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies be independent, but the Audit Committee and our Corporate Practices Committee must be comprised entirely of independent directors. One alternate director may be appointed for each principal director, provided that the alternates for the independent directors are also deemed independent.

Under Mexican law, certain individuals, including insiders, controlling individuals, major clients and suppliers, and any relatives of such individuals, are per se deemed as non-independent. In addition, under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. Independent directors are not required under Mexican law or our bylaws to meet without the presence of non-independent directors and management.

Pursuant to the rules and regulations of the NYSE, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the NYSE must maintain an audit committee comprised entirely of independent directors as defined in the United States of America federal securities laws. Further, independent directors are required to meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Audit Committee

For differences among Mexican Securities Market Law, which apply to us, and laws generally applicable to U.S. corporations regarding audit committees, see “Management—Committees of the Board of Directors—Audit Committee.”

Mergers, Consolidations, and Similar Arrangements

A Mexican company may merge with another company only if a majority of the common shares representing its outstanding capital stock approve the merger at a duly convened general extraordinary shareholders’ meeting. Dissenting shareholders are not entitled to appraisal rights. Creditors have 90 days to oppose a merger judicially, provided they have a legal interest to oppose the merger. Under Mexican law and our bylaws, a general ordinary shareholders’ meeting must consider the approval of any transaction (or series of related transactions which by reason of their nature may be deemed to constitute a single transaction) representing 20.0% or more of our consolidated assets in any fiscal year, based on our interim financial statements as of the end of the most recent quarter.

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a corporation must be approved by the Board of Directors and a majority of the outstanding common shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions, under certain circumstances, may be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the common shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its Board of Directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90.0% of each class of share capital. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-Takeover Provisions

The Mexican Securities Market Law permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s Board of Directors if such provisions (i) are approved by a majority of the shareholders, with no more than 5% of the outstanding common shares voting against such provisions, (ii) do not exclude any shareholders or group of shareholders, and (iii) do not restrict, in an absolute manner, a change of control. We have included those provisions in our bylaws as disclosed under “—Restrictions on Certain Transfers.”

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of 3 years after the date of the transaction in which the shareholder became an interested shareholder unless:

·	prior to the date of the transaction in which the shareholder became an interested shareholder, the Board of Directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

·	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 84% of the voting stock of the corporation, excluding common shares held by directors, officers, and employee stock plans; or

·	at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders’ meeting by at least 66.6% of the voting stock which is not owned by the interested shareholder.

Shareholders’ Suits

Pursuant to the Mexican Securities Market Law, only a shareholder or group of shareholders holding at least 5% of our outstanding common shares may bring a claim against some or all of our directors, secretary of the Board of Directors or relevant executives for violation of their duty of care or duty of loyalty. In addition, such shareholder or group of shareholders must include in its claim the amount of damages or losses caused to the company and not only the damages or losses caused to the shareholder or group of shareholders bringing the claim, provided that any amount recovered as indemnification arising from the liability action will be for the benefit of the company, and not for the benefit of the shareholder or group of shareholders (i.e. as a shareholder derivative suit). The shareholder or group or shareholders must demonstrate the direct and immediate link between the damage or loss caused to the company, and the acts alleged to have caused it. There is no requirement for the shareholder or group of shareholders to hold the common shares for a certain period of time in order to bring a claim. The statute of limitations for these actions is five years from the date on which the act or event that caused the damage or loss occurred.

Shareholder Proposals

Under Mexican law and our bylaws, holders of at least 10.0% of our outstanding capital stock are entitled to appoint one member of our Board of Directors.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

Under Mexican law and our bylaws, shareholders’ meetings may be called (i) by our Board of Directors, (ii) by the Chairman of the Board of Directors, (iii) by our corporate secretary, (iv) at the request of any holder of 10.0% or more of our outstanding common shares, which request must be addressed to the Chairman of the Board of Directors or the Chairman of our Audit or Corporate Practices Committee, (v) a Mexican court of competent jurisdiction if our Board of Directors or Audit Committee or Corporate Practices Committee does not call a meeting following a valid request from a holder of 10.0% or more of our outstanding common shares, (vi) by the Chairman of our Audit Committee or Corporate Practices Committee, and (vii) by the Board of Directors or the Chairman of our Audit or Corporate Practices Committee at the request of any shareholder, if no ordinary meeting has been held for two consecutive years or if the ordinary meetings held during such period did not consider the matters requiring approval on an annual basis in accordance with applicable Mexican law. Delaware law permits the Board of Directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Cumulative Voting

Under Mexican law, cumulative voting for the election of directors is not permitted.

Under Delaware law, cumulative voting for the election of directors is permitted if expressly authorized in the certificate of incorporation.

Staggered Board of Directors

Mexican law does permit companies to have a staggered Board of Directors, although certain Mexican public companies have staggered boards. Delaware law does permit corporations to have a staggered Board of Directors.

Approval of Corporate Matters by Written Consent

Mexican law permits shareholders to take action by unanimous written consent of the holders of all common shares entitled to vote. These resolutions have the same legal effect as those adopted in a general shareholders’ meeting. The Board of Directors may also approve matters by unanimous written consent.

Delaware law permits shareholders to take action by written consent of holders of outstanding common shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting common shares were present and voted.

Amendment of Bylaws

Under Mexican law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting. Mexican law requires that at least 75% of the common shares representing a company’s outstanding capital stock be present at the meeting in the first call and that the resolutions be approved by a majority of the common shares representing a company’s outstanding capital stock, except for any action on the cancellation of the registration of our common shares at the RNV or at any stock exchange, which must be approved by the affirmative vote of no less than 95.0% of our outstanding common shares.

Under Delaware law, holders of a majority of the outstanding stock entitled to vote and, if so, provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the bylaws of a corporation.

Listing

Our ADSs are listed on the New York Stock Exchange under the symbol “VTMX”.

Description of American Depositary Shares

American Depositary Shares

Citibank, N.A. (“Citibank”) has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is CITI BANAMEX, a bank organized under the laws of the United Mexican States, located at Reforma 390, 6th Floor, Mexico, D.F., Mexico 6695.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-272542 when retrieving such copy. We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement. Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, 10 common shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement. If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the United Mexican States, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the common shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the common shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the common shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable common shares with the beneficial ownership rights and interests in such common shares being at all times vested with the beneficial owners of the ADSs representing the common shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the United Mexican States.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common share ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional common shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders. Pre-emptive rights related to the subscription for additional common shares, including form, negotiability and distribution, are governed under Mexican law and are described under “Description of Capital Stock and Bylaws--Description of Bylaws--Preemptive Rights.”

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new common shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

·	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

·	We fail to deliver satisfactory documents to the depositary bank; or

·	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the United Mexican States would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to subscribe for additional common shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

·	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

·	We do not deliver satisfactory documents to the depositary bank; or

·	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Shares

Upon completion of the offering, the common shares being offered pursuant to the prospectus will be deposited by us with the custodian.  Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the common shares that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary bank may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and United Mexican States legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

·	The common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

·	All preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised.

·	You are duly authorized to deposit the common shares.

·	The common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

·	The common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

·	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

·	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

·	provide any transfer stamps required by the State of New York or the United States; and

·	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares held in respect of the ADSs may be limited by U.S. and the United Mexican States law considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

·	Temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

·	Obligations to pay fees, taxes and similar charges.

·	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Capital Stock and Bylaws”.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with the voting instructions received from the holders of ADSs. If the depositary does not receive voting instructions from a holder of ADSs as of the applicable ADS record date on or before the date established by the depositary for such purpose, such holder will be deemed, and the depositary will deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the securities represented by ADSs; provided, however, that no such discretionary proxy will be given by the depositary with respect to any matter to be voted upon as to which we inform the depositary that (a) we do not wish such proxy to be given, (b) substantial opposition exists or (c) the rights of holders of securities represented by ADSs may be adversely affected.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Fees:	Service:
Up to U.S. 5¢ per ADS issued	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of common shares, upon a change in the ADS(s)-to-common share ratio, or for any other reason), excluding ADS issuances as a result of distributions of common shares)

Up to U.S. 5¢ per ADS cancelled	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-common share ratio, or for any other reason)

Up to U.S. 5¢ per ADS held

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)

Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank	ADS Services

Up to U.S. 5¢ per ADS (or fraction thereof) transferred	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)

Up to U.S. 5¢ per ADS (or fraction thereof) converted	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa)

As an ADS holder you will also be responsible to pay certain charges such as:

·	taxes (including applicable interest and penalties) and other governmental charges;

·	the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

·	certain cable, telex and facsimile transmission and delivery expenses;

·	the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

·	the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

·	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendment and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may, with our consent, and shall, at our instruction, distribute to owners of ADSs the deposited property in a mandatory exchange for, and upon a mandatory cancellation of, the ADSs. The ability to receive the deposited property upon termination of the deposit agreement would be subject, in each case, to receipt by the depositary bank of (i) confirmation of satisfaction of certain U.S. regulatory requirements and (ii) payment of applicable depositary fees. The depositary bank will give notice to owners of ADSs at least 30 calendar days before termination of the deposit agreement. Owners of ADSs would be required to surrender ADSs to the depositary bank for cancellation in exchange for the deposited property.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liability

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

·	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

·	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

·	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

·	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

·	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our By-laws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

·	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our By-laws or in any provisions of or governing the securities on deposit.

·	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

·	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

·	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

·	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

·	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

·	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

·	Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the common shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the common shares, and such limitations would most likely not apply to ADS holders who withdraw the common shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the common shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

·	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

·	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

·	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of common shares (including common shares represented by ADSs) are governed by the laws of the United Mexican States.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Dividends and Dividend Policy

A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount and payment of dividends, based on the annual recommendation from our board of directors. Under Mexican law, dividends may only be paid (i) from retained earnings included in financial statements that have been approved at a company’s shareholders’ meeting, (ii) if losses for prior fiscal years have been recovered, and (iii) if we have increased our legal reserve by at least 5.0% of our annual net profits until such reserve reaches 20.0% of our capital stock (our reserves have not reached 20.0% of our capital stock as of the date hereof).

On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) - net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year. All the dividends declared under this policy will be declared in U.S. dollars but will be paid using the exchange to pesos published by the Mexican Central Bank the day prior to the payment date. Upon approval, dividends are typically paid in four equal installments in January, April, July and October of each year.

Payment of dividends could be limited by covenants in debt instruments we enter into in the future and by our subsidiaries’ ability to pay dividends, which may adversely affect our ability to make dividend payments. We declared aggregate dividend payments of US$57.4 million in 2022 (or US$0.083 per share) and US$55.8 million in 2021 (or US$0.098 per share). In addition, on March 30, 2023 we declared a dividend payment of US$60.3 million (or US$0.088 per share) to be paid in four equal installments of US$15,076,760.8. The first installment was paid on April 17, 2023, the second installment will be paid on July 17, 2023, the third installment will be paid on October 16, 2023, and the fourth installment will be paid on January 15, 2024. Pursuant to Mexican law, in each case, the date of determination of each dividend payment (setting forth the amount and amount payable per share) is set six business days in Mexico prior to the date of the relevant payment and the record date to receive the dividend by our shareholders is one business day in Mexico before the applicable dividend payment date. The amount and payment of past dividends do not guarantee future dividends which, if any, will be subject to applicable law and will depend on a number of factors that may be considered by our board of directors and our shareholders, including our results of operations, financial condition, cash requirements, future prospects, taxes, and the terms and conditions of future debt instruments that may limit our ability to pay dividends.

Common Shares and ADSs Eligible For Future Sale

Eligibility of Restricted Common Shares for Sale in the Public Market

Upon the completion of this offering, we will have an aggregate of common shares outstanding (including common shares held in the long-term incentive plan and common shares represented by ADSs). Of these common shares, the common shares represented by ADSs sold in this offering by us, as well as common shares sold by us in the form of ADSs in our offering on July 7, 2023, will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of common shares described below and whose sales would be subject to additional restrictions described below. Common shares held by our affiliates, representing       % of our issued and outstanding common shares, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted common shares will be entitled to sell those common shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these common shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Lock-up Agreements

We, our executive officers and directors, representing      % of our outstanding common shares prior to this offering, have agreed not to sell or transfer any of our common shares, ADSs, or any securities convertible into, or exchangeable for, exercisable for, or repayable with common shares or ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc. and                , in their sole discretion, may release the common shares subject to any of the lock-up agreements with the underwriters, in whole or in part at any time. See “Underwriting.”

After the offering, our employees, including members of our board of directors and our officers, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then issued and outstanding shares of our common shares or the average weekly trading volume of our common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Regulation S

Regulation S under the Securities Act, or “Regulation S,” provides that common shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold outside the United States without registration in the United States being required.

In addition, Regulation S provides that any shares sold by us outside the United States pursuant thereto may be freely resold into the United States as long as we were a foreign private issuer at the time of the issuance, subject to limitations on affiliate resales and contractual lock-up agreements.

Taxation

Material U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares or ADSs acquired in this offering, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the common shares or ADSs. This discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and the Medicare contribution tax on net investment income, as well as tax consequences applicable to U.S. Holders subject to special rules, such as:

·	banks, insurance companies or certain other financial institutions;

·	dealers or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding common shares or ADSs as part of a straddle, wash sale or conversion transaction or entering into a constructive sale with respect to the common shares or ADSs;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	persons that are subject to the "applicable financial statement" rules under Section 451(b) of the Internal Revenue Code, as amended (the “Code”) ;

·	entities classified as partnerships for U.S. federal income tax purposes and their partners;

·	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

·	persons that own or are deemed to own ten percent or more of our stock (by vote or by value); and

·	persons holding common shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding our common shares or our ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences to them of owning and disposing of our common shares or our ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between Mexico and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:

·	an individual citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties (the “Foreign Tax Credit Regulations”). Accordingly, U.S. investors that are not eligible for benefits under the Treaty should consult their tax advisers regarding the creditability or deductibility of any Mexican taxes imposed on dividends on, or dispositions of, the common shares or the ADSs. However, the IRS recently released a notice which indicates that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provides temporary relief from certain of their provisions for taxable years ending on or before December 31, 2023. The notice also indicates that the U.S. Treasury Department and the IRS are considering whether, and under what conditions, to provide additional temporary relief for later taxable years. The discussions below regarding the creditability of any Mexican taxes do not address the relief provided by the notice or any foreign tax credit consequences to U.S. Holders that do not qualify for the benefits of the Treaty.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying common shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.

Taxation of Distributions

The following is subject to the discussion below regarding the passive foreign investment company rules.

Distributions paid on common shares or ADSs will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends paid to certain non-corporate U.S. Holders may be “qualified dividend income” and therefore may be taxable at favorable rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of these favorable tax rates on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld in respect of Mexican taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of ADSs) or the U.S. Holder (in the case of common shares not represented by ADSs). The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss (generally taxable as U.S.-source ordinary income or loss) if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain conditions and limitations concerning credits for non-U.S. income taxes, Mexican taxes withheld from dividends on common shares or ADSs (at a rate not exceeding the applicable Treaty rate, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under the Foreign Tax Credit Regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for a tax to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Mexican income tax system meets all these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may be able to deduct any Mexican withholding taxes in computing its taxable income, subject to generally applicable limitations under U.S. law, but in the case of an otherwise creditable Mexican withholding tax a U.S. Holder may only deduct such tax if it elects to do so with respect to all non-U.S. income taxes for the taxable year.

Sale or Other Disposition of Common Shares or ADSs

The following is subject to the discussion below regarding the passive foreign investment company rules.

Gain or loss recognized on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares or the ADSs for more than one year. The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the common shares or the ADSs disposed of, in each case as determined in U.S. dollars. Subject to the discussion in the next paragraph, this gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.

In the event that gain from the disposition of our common shares or our ADSs is subject to tax in Mexico, a U.S. Holder that is eligible for the benefits of the Treaty may treat the gain as foreign-source income. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to Mexican income taxes on gains from dispositions of the common shares or the ADSs if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any Mexican taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders are advised to consult their tax advisers regarding the tax consequences if a Mexican tax is imposed on a disposition of our common shares or our ADSs, including the availability of the foreign tax credit or a deduction under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, (1) 75.0% or more of its gross income is “passive income” or (2) 50.0% or more (by average quarterly value) of its assets produce (or are held for the production of) passive income. Passive income generally includes interest, dividends, rents, royalties and certain gains. However, certain rental income derived in the active conduct of a trade or business (active rental income) is not considered passive income.

Based on the manner in which we operate our business and the composition of our income and assets, we do not expect to be a PFIC for our current taxable year or the foreseeable future. However, due to certain legal and factual uncertainties, it remains possible that we could be considered to be a PFIC for the current taxable year or any future taxable year. In particular, our PFIC status for any year is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the active rental income exception). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that the IRS will not agree with the classification of certain of our income and assets as active. Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us.

In addition, PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time. In particular, any cash we hold, including the cash raised in this offering, is generally treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets is generally treated as passive income for such purpose. As a result, whether we are or will in the future be characterized as a PFIC may depend, in part, on how quickly we deploy the cash proceeds from this or any past or future equity or debt issuances or borrowings to acquire properties, and possibly on the value of our goodwill (which may be determined in part by reference to our market capitalization from time to time).

For these reasons, we can give no assurance that we will not be a PFIC for any taxable year. Whether we will be a PFIC for any taxable year is not determinable until after the end of that taxable year. U.S. Holders should consult their tax advisers regarding whether we are, have been or may become a PFIC.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, unless the U.S. Holder made a timely “mark to market” election described below, gain recognized by the U.S. Holder on a sale or other disposition of the common shares or the ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that other taxable year, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, any distributions received in a taxable year in respect of common shares or ADSs in excess of 125.0% of the average of the annual distributions on the common shares or the ADSs received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter (“excess distributions”), would be subject to taxation as described immediately above. These PFIC rules would apply to common shares or ADSs which were held by a U.S. Holder during any year in which we were a PFIC, even if we were not a PFIC in the year in which the U.S. Holder sold, or received an excess distribution in respect of, its common shares or its ADSs. In other words, if we are a PFIC for our current taxable year or any subsequent taxable year in which a U.S. Holder holds common shares or ADSs, that U.S. Holder will be subject to these rules in respect of a disposition of those common shares or ADSs, even if we are not a PFIC in the year of disposition, unless the U.S. Holder makes a timely deemed sale election under applicable Treasury regulations. Upon making a deemed sale election, an electing shareholder is treated as having sold all its stock in a former PFIC for fair market value at the end of the former PFIC’s last taxable year during which it was a PFIC. Any gain from the deemed sale is taxed as described above. Any loss realized on the deemed sale is not recognized.

If we are a PFIC and the common shares or the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.  The common shares or the ADSs will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the common shares or the ADSs is traded on a qualified exchange on at least 15 days during each calendar quarter. A qualified exchange includes the NYSE, on which our ADSs are traded.  A non-U.S. exchange is a qualified exchange if it is regulated or supervised by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met.  The IRS has not identified specific foreign exchanges that are “qualified” for this purpose. U.S. Holders holding common shares or ADSs should consult their tax advisers about the availability of a mark-to-market election.

If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the holder generally will recognize as ordinary income any excess of the fair market value of the common shares or the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares or the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). However, even if a U.S. Holder makes a mark-to-market election with respect to the common shares or the ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs.  If a U.S. Holder makes the election, the holder’s tax basis in the common shares or the ADSs will be adjusted to reflect the income or loss amounts recognized. Upon the sale or other disposition of the common shares or the ADSs in a year when we are a PFIC, any gain recognized will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss).  Distributions paid on the common shares or the ADSs will be treated as discussed above under “—Taxation of Distributions” (except as described below with respect to the favorable tax rate on dividends paid to non-corporate U.S. Holders). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections, which if available could result in different tax treatment if we were a PFIC.

If we were a PFIC (or treated as a PFIC with respect to any U.S. Holder) in a taxable year in which we paid a dividend or the prior taxable year, the favorable tax rate discussed above with respect to dividends paid to certain non-corporate holders would not apply. In addition, if we were a PFIC in any taxable year during which a U.S. Holder held common shares or ADSs, the U.S. Holder would generally be required to file a report with such U.S. Holder’s tax return containing such information as the U.S. Treasury may require on IRS Form 8621, subject to certain exceptions.

If we were a PFIC in a taxable year during which a U.S. Holder held common shares or ADSs and any of our non-U.S. subsidiaries were also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their tax advisers about the application of the PFIC rules to any of our subsidiaries.

While we do not expect to be a PFIC for our current taxable year or the foreseeable future, it is possible that we could be considered to be a PFIC for the current taxable year or any future taxable year. A U.S. Holder holding common shares or ADSs in any taxable year in which we were or are a PFIC will generally be subject to adverse tax treatment as described above. Accordingly, U.S. Holders should consult their tax advisers regarding whether we are or have been a PFIC and the potential application of the PFIC rules to their investment in our common shares or our ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares or our ADSs by filing an IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for common shares or ADSs held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

Certain Mexican Federal Income Tax Considerations

General

The following summary of certain Mexican federal income tax consequences of the purchase, ownership and disposition of the ADSs, is based upon the federal tax laws of Mexico as in effect on the date of this prospectus, which are subject to change. Prospective purchasers of the ADSs are encouraged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of the ADSs, including, in particular, the effect of any foreign, state or municipal tax laws.

This summary does not describe any tax consequences arising under the laws of any state or municipality of Mexico, or any laws other than the federal laws of Mexico.

This summary is not a comprehensive discussion of all the Mexican tax considerations that may be relevant to a particular prospective purchaser’s decision to purchase, own or dispose of the ADSs. In particular, this summary is directed only to International Holders (as defined below) that acquire the ADSs in this offering and does not address tax consequences to holders that are regarded as residents of Mexico for tax purposes, or holders who may be subject to special tax rules, such as tax exempt entities, entities or arrangements that are treated as disregarded for Mexican or other jurisdictions’ income tax purposes, persons that individually or jointly own or are deemed as owning 10.0% or more of our stock by vote or value, or to control our company. Moreover, this summary does not address the tax treatment applicable in Mexico for transactions with our ADSs that are not conducted on a recognized securities market, as defined in the Mexican Federal Fiscal Code.

Holders of ADSs are encouraged to consult their own tax advisors as to their entitlement to the benefits, if any, afforded by the Treaty (as defined in “Taxation— Material U.S. Federal Income Tax Considerations”).

Mexico has also entered into other tax treaties for the avoidance of double taxation with other countries different from the U.S. that are in effect, and that may have an impact on the tax treatment of the purchase, ownership and disposition of ADSs. Prospective purchasers of ADSs are encouraged to consult their own tax advisors as to the tax implications, if any, that any such double taxation treaties may have on the tax treatment of the purchase, ownership and disposition of ADSs.

The Mexican Federal Income Tax Law provides that for a non-Mexican tax resident holder to be entitled to the benefits of a double taxation treaty to which Mexico is a party and that is in effect, it is necessary for such non-Mexican tax resident holder to meet the requirements set forth in the Mexican Federal Income Tax Law and the applicable double taxation treaty.

For purposes of this summary, an “International Holder” is a holder of the ADSs that is not (i) a resident of Mexico for tax purposes, under Mexican law or tax treaties that Mexico is a party to and that are in effect, or (ii) a non-Mexican resident with a permanent establishment for tax purposes in Mexico to which income arising from the ADSs is attributable.

For purposes of Mexican taxation, an individual is a resident of Mexico for tax purposes if such individual has established his or her permanent residence in Mexico, unless such individual also has a permanent residence in a different jurisdiction, in which case such individual is only considered a resident of Mexico for tax purposes if such individual’s center of vital interests (centro de intereses vitales) is located in Mexico. Mexican law considers an individual to have a center of vital interests in Mexico if (i) more than 50.0% of his or her income results from Mexican sources, or (ii) his or her principal center of professional activities is located in Mexico, among other circumstances. A Mexican citizen will also be considered a resident of Mexico if such individual is a state employee, regardless of the location of such individual’s center of vital interests. Mexican residents who file a change of tax residence to a jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), shall be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following five years. Unless otherwise proven, a Mexican citizen is considered a Mexican resident for tax purposes.

A legal entity is a resident of Mexico if it maintains the principal administration of its business or the effective location of its management in Mexico. The principal administration of a business or the effective location of management is deemed to exist in Mexico if the individual or individuals having the authority to decide or effect the decisions of control, management, operation or administration are located in Mexico.

Among others, a permanent establishment in Mexico shall be considered to be any place of business in which business activities are conducted by a non-Mexican resident, either in whole or in part, or independent personal services are provided by such non-Mexican resident. In such case, the relevant non-Mexican resident shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican law.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, municipal, local or other tax laws. This description assumes that you are an International Holder of ADSs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution acting as custodian, to assert certain of the rights relating to taxes attributable to holders of ADSs that are described in this section. You should consult with your broker or financial institution acting as custodian, to understand the relevant procedures.

ADSs

In accordance with provisions of the current Mexican Administrative Tax Regulations, ADSs would be regarded as securities that exclusively represent our common shares, which common shares are expected to be registered with the RNV maintained by the CNBV on or before the closing of this offering and to be available for trading at the BMV; therefore, the common shares (including the common shares underlying the ADSs) should be treated as placed among the investing public for purposes of applicable Mexican tax laws and regulations (colocadas entre el gran público inversionista).

Joint and Several Liability

The Mexican government approved and published in the Federal Official Gazette (Diario Oficial de la Federación) tax legislation pursuant to which since January 1, 2022, Mexican resident companies may be jointly and severally liable for taxes arising from the sale or disposition by non-Mexican tax residents, to another non-Mexican tax resident, of shares issued by such companies or securities representing property or assets issued by or of such Mexican companies (such as our ADSs), if the relevant Mexican resident company fails to provide information in respect of those sales or dispositions to the Mexican tax authorities and the non-Mexican resident seller of the shares or securities fails to comply with the obligation to pay the applicable Mexican tax, if any. Mexican Administrative Tax Regulations further specify, implementing the aforementioned tax legislation, that companies with securities registered with the RNV are deemed to be in compliance if reporting is made solely in respect to sales or other dispositions that are required to be reflected in their annual report to be filed with the CNBV and the Mexican licensed stock exchanges (because of the ownership percentage held). Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading under the NYSE, Mexican companies, including us, are likely to have a practical impossibility to identify and track sales or other dispositions (even those required to be reported), and provide information to the Mexican tax authorities in respect of ADSs held by investors. Therefore, if a non-Mexican resident fails to pay Mexican taxes triggered on the sale or other disposition of the ADSs and we fail to provide the aforementioned information, the tax authorities may assess a joint and several liability on us, for all of the unpaid taxes arising from the sale or other disposition of the ADSs conducted by any such non-Mexican resident Further, under Mexican tax legislation, failure to file (or incomplete or incorrect filing) of the aforementioned notice to the Mexican tax authorities is an infringement subject to penalties, and may be deemed to be a cause for the temporary restriction of the digital seal certificate (certificado de sellos digitales) required for the issuance of Tax Receipts (Comprobantes Fiscales Digitales por Internet).

Dividends

Under the provisions of the Mexican Income Tax Law, dividends paid by us from distributable earnings that have not been subject to Mexican corporate income tax are subject to a tax at the corporate level payable by us (and not by stockholders). This corporate tax on the distribution of distributable earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax (i.e., dividends distributed from the cumulative after tax earnings account, CUFIN per its acronym in Spanish).

Under the provisions of the Mexican Income Tax Law, dividends paid to International Holders with respect to ADSs should be subject to Mexican withholding income tax at the rate of 10.0%; the withholding tax should be computed on the peso denominated amount distributed as a dividend. The applicable income tax withholding would be made by the Mexican broker-dealer or other Mexican financial institution acting as custodian for our common shares in Mexico, if the dividend payment is made by us to the Mexican custodian for subsequent distribution to the holder of ADSs. International Holders may be entitled to benefits under double taxation treaties entered into between Mexico and their country of tax residence that are in effect, subject to the compliance of requirements therein specified.

Disposition of the ADSs

According to the Mexican Administrative Tax Regulations currently in force, gains on the sale or other disposition of ADSs by an International Holder are exempt from income tax in Mexico, if (i) the transaction is conducted through a recognized stock exchange, such as the NYSE, (ii) as expected, our common shares underlying the ADSs remain registered with the RNV prior to the sale or disposition of the ADSs, and (iii) the International Holder is a resident, for tax purposes, of a country with which Mexico has entered into a treaty for the avoidance of double taxation that is in effect.

Other Mexican Taxes

There are currently no Mexican gift, stamp, registration or similar taxes applicable to the purchase, ownership or disposition of ADSs by an International Holder. However, certain gratuitous transfers, including transfers by inheritance, of the ADSs may result in the imposition of a Mexican federal income tax upon the recipient in certain circumstances.

Underwriting

Barclays Capital Inc. and                   are acting as global coordinators of the offering and as representatives of the underwriters. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares represented by ADSs set forth opposite its name below.

Underwriter	Number of Common Shares
Barclays Capital Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares represented by ADSs sold under the underwriting agreement if any of these common shares represented by ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common shares represented by ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares and ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Sales of any common shares represented by ADSs made outside of the United States may be made by affiliates of the underwriters.

Commissions

The representatives have advised us that the underwriters propose initially to offer the common shares represented by ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price subject to a concession or commission not in excess of US$ per ADS. After the initial offering, the public offering price, fee or any other term of the offering may be changed.

The following table shows the public offering price, underwriting commissions and proceeds before expenses to us.

Per ADS
Public offering price	US$
Underwriting commissions	US$
Proceeds, before expenses, to us	US$

The expenses of the offering, not including the underwriting commissions, are estimated at US$ and are payable by us. We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA in an amount not to exceed US$ .

No Sales of Similar Securities

During a period of 90 days from the date of this prospectus (the “restricted period”), we will not, without the prior written consent of Barclays Capital Inc. and               , directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of any shares of common shares or ADSs, or (ii) publicly disclose the intention to do any of the actions described in clause (i) above.

The restrictions on our actions, as described above, shall not apply to (A) the offered ADSs to be sold hereunder, (B) any common shares issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and described here, (C) any common shares issued or options to purchase common shares granted pursuant to our existing employee benefit plans referred to in this prospectus, (D) any common shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in this prospectus, (E) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of this offering and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction, or (F) the deposit of common shares with the Depositary for conversion into ADSs in connection with the contemplated issuance of options under our existing employee benefit plans or non-employee director stock plans or dividend reinvestment plans described in this prospectus, provided that we shall cause the recipient of such ADSs not to sell, transfer, pledge or otherwise dispose of his or her interest in such ADSs during the restricted period.

In addition, our directors and executive officers (the “lock-up parties”) have agreed that, during the restricted period, they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and                , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of any common shares, ADSs, any securities convertible into, or exercisable or exchangeable for, or repayable with, common shares or ADSs, or any shares of common shares, including ADSs, owned now or acquired later by such lock-up person or for which such lock-up person later acquires the power of disposition, (ii) request or demand that the we file or make a confidential submission of a registration statement related to any lock-up securities, (iii) enter into any swap or any other agreement that transfers, in whole or in part, the economic consequence of ownership of lock-up securities, whether any such swap or transaction is to be settled by delivery of common shares or ADSs or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the actions described in clauses (i) and (ii) above.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including:

(a)       transfers:

(i) as a bona fide gift or gifts, or for bona fide estate planning purposes; or

(ii) upon death or by will, testamentary document or intestacy; or

(iii)       to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the lock-up party; or

(iv)       to a corporation, partnership, limited liability company or other entity of which the lock-up party and/or the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests; or

(v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above; or

(vi)       as a distribution to limited partners or stockholders of the lock-up party; or

(vii) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to the lock-up party’s affiliates or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or as part of a distribution to members, shareholders, partners or other equityholders of the lock-up party, or to the estate of any such members, shareholders, partners equityholders, or (B) as part of a distribution to members, shareholders, partners or other equityholders of the lock-up party, or to the estate of any such members, shareholders, partners equityholders; or

(viii) by operation of law, such as pursuant to the rules of descent and distribution or pursuant to a qualified domestic order, or in connection with a divorce settlement, divorce decree, separation agreement or any related court order; or

(ix)       to us from any of our employees upon death, disability or termination of employment, in each case, of such employee; or

(x) as part of a sale or transfer of the lock-up party’s lock-up securities acquired in open market transactions after the closing date of this offering; or

(xi)       to us in connection with (A) the vesting, settlement, or exercise of restricted share units, options, warrants or other rights to purchase common shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted share units, options, warrants or rights, provided that any such common shares received upon such exercise, vesting or settlement shall be subject to the terms of this lock-up agreement, and provided further that any such restricted share units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a share incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus, (B) the repurchase of common shares issued pursuant to equity awards granted under a share incentive plan or other equity award plan, limited only to a plan that is described in this prospectus or (C) a right of first refusal that the we have with respect to transfers of such shares or securities; or

(xii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our Board of Directors or the majority of voting power of our share capital and made to all holders of our share capital involving a change of control (as defined below) of us (for purposes hereof, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares if, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or the surviving entity)); provided that, in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s lock-up securities shall remain subject to the provisions of this lock-up agreement;

(b)       as “covering sales” in the market for payment of any taxes due in connection with the vesting of any restricted share units or other equity awards pursuant to plans described in this prospectus;

(c)       exercise outstanding options, settle restricted share units or other equity awards or exercise warrants pursuant to plans described in this prospectus; provided that any lock-up securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement.

New York Stock Exchange Listing

Our ADSs are listed on the New York Stock Exchange under the symbol “VTMX”.

The public offering price will be determined by reference to the closing price of the ADSs on the NYSE on the pricing date. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

·	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

·	our financial information;

·	the history of, and the prospects for, our company and the industry in which we compete;

·	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

·	the present state of our development;

·	the general condition of the securities markets at the time of this offering;

·	the information set forth in this prospectus and otherwise available to the representatives; and

·	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

·	other factors deemed relevant by the underwriters and us.

An active trading market for ADSs may not maintained. It is also possible that after the offering the ADSs will not trade in the public market at or above the public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common shares represented by ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing the common shares represented by ADSs. However, the representatives may engage in transactions that stabilize the price of our common shares represented by ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares represented by ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares represented by ADSs than they are required to purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares represented by ADSs by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commissions received by it because the representatives have repurchased common shares represented by ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares represented by ADSs or preventing or retarding a decline in the market price of the common shares represented by ADSs. As a result, the price of common shares represented by ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares or ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, a prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares or ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, a variety of these services in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters acted as underwriters in the Company’s initial public offering of common shares represented by ADSs in the United States in July 2023.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any common shares represented by ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares represented by ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), per Relevant Member State, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common shares represented by ADSs shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any common shares represented by ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, warranty and agreement.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares represented by ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares represented by ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any common shares represented by ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

An offer to the public of any common shares represented by ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any common shares represented by ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 as amended, (“FSMA”),

provided that no such offer of common shares represented by ADSs shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any common shares represented by ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, warranty and agreement.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares represented by ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares represented by ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any common shares represented by ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The common shares represented by ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares represented by ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the common shares represented by ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of common shares represented by ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common shares represented by ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares represented by ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The common shares represented by ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares represented by ADSs offered should conduct their own due diligence on the common shares represented by ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

This prospectus:

·	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

·	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

·	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The common shares represented by ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common shares represented by ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any common shares represented by ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common shares represented by ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of common shares represented by ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the common shares represented by ADSs you undertake to us that you will not, for a period of 12 months from the date of issue and sale of the common shares represented by ADSs, offer, transfer, assign or otherwise alienate those common shares represented by ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The common shares represented by ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the common shares represented by ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares represented by ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The common shares represented by ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common shares represented by ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the common shares represented by ADSs were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares represented by ADSs, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares represented by ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares represented by ADSs pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The common shares represented by ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares represented by ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Expenses of the Offering

The following table sets forth all expenses to be paid by us, other than underwriting commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount
Expenses
SEC registration fee	US$
FINRA filing fee
NYSE listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses
Total	US$

The Company will pay certain expenses of this offering.

Legal Matters

Certain legal matters in connection with the offering will be passed upon by Ritch, Mueller y Nicolau, S.C., our Mexican counsel, and Davis Polk & Wardwell LLP, our U.S. counsel. Certain legal matters in connection with the offering are being passed upon for the underwriters by Simpson Thacher & Bartlett LLP, U.S. counsel to the underwriters, and certain Mexican legal matters in connection with the offering are being passed upon for the underwriters by Creel, García-Cuéllar, Aiza y Enríquez, S.C., Mexican counsel to the underwriters.

Experts

The financial statements of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and subsidiaries as of December 31, 2022 and 2021, and for the years then ended, included in this prospectus, have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement (including exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Following the initial offering of our ADSs in July 2023, we became subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we file reports and other information with the SEC, including annual reports on Form 20-F (beginning for our fiscal year ended December 31, 2023) and reports on Form 6-K. You will be able to inspect these reports and other information at the SEC’s website: http//www.sec.gov. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm. We maintain a website at vesta.com.mx. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our ADSs.

As a foreign private issuer, we are not subject to the same disclosure requirements as a U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year, annual reports on Form 20-F containing financial statements, which will be examined and reported on with an opinion expressed by an independent public accounting firm. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered thereunder.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. reporting companies.

You may request a copy of our SEC filings, at no cost, by contacting us at the number or address specified below.

Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas
Cuajimalpa, C.P. 05210
Mexico City
United Mexican States
+52 (55) 5950-0070
E-mail: investor.relations@vesta.com.mx

Service of Process and Enforceability of Civil Liabilities

We are a sociedad anónima bursátil de capital variable (variable capital publicly-traded stock corporation) organized and existing under the laws of Mexico.

Most of our directors and executive officers named herein are non-residents of the United States and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States and primarily in Mexico. As a result, it may not be possible, or it may be costly and time consuming, for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon those persons or us, or to enforce against them or us in courts of any jurisdiction outside of Mexico, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws (which may be different or exceed civil liability provisions prescribed under Mexican law), as a result of their place of residence or location, and the need to satisfy formal requirements (such as letters rogatory forwarded through governmental channels) in order to comply with due process under Mexican law. There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon United States federal or state securities laws.

We have been advised by our special Mexican counsel that no treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment in order to ascertain whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case. See “Risk Factors—Risks Related to Our Business—It may be difficult to enforce civil liabilities against us or our directors and executive officers.”

Index to Financial Statements

Page
Unaudited Condensed Consolidated Interim Financial Statements¾ Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Condensed Consolidated Interim Statements of Financial Position as of September 30, 2023 and December 31, 2022	F-3
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income for the nine-month periods ended September 30, 2023 and 2022	F-4
Condensed Consolidated Interim Statements of Changes in Equity for the nine-month periods ended September 30, 2023 and 2022	F-5
Condensed Consolidated Interim Statements of Cash Flows for the for the nine-month periods ended September 30, 2023 and 2022	F-6
Notes to the Condensed Consolidated Interim Financial Statements for the nine-month periods ended September 30, 2023 and 2022	F-8

Audited Consolidated Financial Statements¾ Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Report of Independent Registered Public Accounting Firm	F-24
Consolidated Statements of Financial Position as of December 31, 2022 and 2021	F-25
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2022 and 2021	F-27
Consolidated Statements of Changes in Equity for the years ended December 31, 2022 and 2021	F-28
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021	F-29
Notes to the Consolidated Financial Statements for the years ended December 31, 2022 and 2021	F-30

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021, and Report of Independent Registered Public Accounting Firm Dated May 15, 2023

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Financial Statements as of September 30, 2023 and December 31, 2022 and for the nine and three-month periods ended September 30, 2023 and 2022 (unaudited)

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In US dollars)

Assets	Notes	September 30, 2023 (Unaudited)	December 31, 2022
Current assets:
Cash, cash equivalents and restricted cash	5	$408,182,657	$139,147,085
Recoverable taxes	6	31,264,979	30,088,473
Operating lease receivables	7	8,906,561	7,690,195
Prepaid expenses and advance payments	7.vi	21,433,597	25,308,351
Total current assets		469,787,794	202,234,104

Non-current assets:
Investment property	8	3,112,803,904	2,738,465,276
Office furniture – Net		1,063,465	1,437,981
Right-of-use asset - Net of depreciation	9	977,323	1,417,945
Security deposits made, restricted cash and others		9,790,900	9,601,094
Total non-current assets		3,124,635,592	2,750,922,296

Total assets		$3,594,423,386	$2,953,156,400

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt	10	$4,754,756	$4,627,154
Lease liabilities – short-term	9	608,140	606,281
Accrued interest		7,549,703	3,847,752
Accounts payable		16,985,635	16,628,788
Income taxes payable		42,443,745	14,824,658
Accrued expenses and taxes		5,729,315	5,154,626
Dividends payable	11.4	30,232,072	14,358,194
Total current liabilities		108,303,366	60,047,453

Non-current liabilities:
Long-term debt	10	923,389,058	925,872,432
Lease liabilities - long-term	9	441,141	897,658
Guarantee deposits received		22,687,764	18,333,119
Long-term accounts payable		7,706,451	7,889,937
Employee benefits		1,309,566	348,280
Deferred income taxes		309,905,581	299,979,693
Total non-current liabilities		1,265,439,561	1,253,321,119
Total liabilities		1,373,742,927	1,313,368,572
Litigation and commitments	19

Stockholders’ equity:
Capital stock	11.1	567,130,950	480,623,919
Additional paid-in capital	11.3	807,101,571	460,677,234
Retained earnings		875,906,418	733,405,749
Share-based payments reserve	17	2,010,911	5,984,051
Foreign currency translation		(31,469,391)	(40,903,125)
Total stockholders’ equity		2,220,680,459	1,639,787,828

Total liabilities and stockholders’ equity		$3,594,423,386	$2,953,156,400

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Statements of Profit or
Loss and Comprehensive Income

For the nine and three-month periods ended September 30, 2023 and 2022

(In US dollars)

		For the nine-month period ended		For the three-month period ended
	Notes	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September30, 2023 (Unaudited)	September 30, 2022 (Unaudited)
Revenues:
Rental income	12	$157,555,332	$130,601,341	$55,760,097	$45,508,043
Management fees		967,551	-	639,933	-
		158,522,883	130,601,341	56,400,030	45,508,043

Property operating costs related to properties that generated rental income	13.1	(10,325,669)	(6,120,112)	(4,444,822)	(2,342,554)
Property operating costs related to properties that did not generate rental income	13.1	(3,046,433)	(1,547,058)	(1,400,458)	(591,547)
General and administrative expenses	13.2	(22,340,322)	(18,467,192)	(7,320,445)	(5,935,594)

Interest income		5,527,899	1,545,587	4,423,263	1,375,039
Other income – Net		2,440,371	638,167	1,707,807	257,563
Finance cost	14	(34,748,522)	(34,118,391)	(11,395,892)	(11,783,272)
Exchange gain (loss) – Net		6,194,010	(316,264)	(2,149,240)	(754,543)
Gain on sale of investment property		-	5,027,826	-	-
Gain on revaluation of investment property	8	179,549,769	139,780,947	95,162,184	62,985,726

Profit before income taxes		281,773,986	217,024,851	130,982,427	88,718,861

Income tax expense		(78,966,274)	(52,093,615)	(54,764,299)	(26,744,384)

Profit for the period		202,807,712	164,931,236	76,218,128	61,974,477

Other comprehensive gain - Net of tax:
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating other functional currency operations		9,433,734	3,022,647	2,761,939	289,027
Total other comprehensive income		9,433,734	3,022,647	2,761,939	289,027

Total comprehensive income for the period		$212,241,446	$167,953,883	$78,980,067	$62,263,504

Basic earnings per share	11.5	$0.2777	$0.2413	$0.0928	$0.0912
Diluted earnings per share	11.5	$0.2734	$0.2373	$0.0914	$0.0896

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim
Statements of Changes in Stockholders’ Equity

For the nine-month periods ended September 30, 2023 and 2022

(In US dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Share-based payments reserve	Foreign currency translation	Total stockholders’ equity

Balances as of January 1, 2022	$482,858,389	$466,230,183	$547,213,771	$7,149,453	$(49,826,389)	$1,453,625,407

Dividends declared	-	-	(57,432,777)	-	-	(57,432,777)
Vested shares	2,014,895	5,800,994	-	(7,815,889)	-	-
Share-based payments	-	-	-	4,971,602	-	4,971,602
Repurchase of shares	(4,249,365)	(11,353,943)	-	-	-	(15,603,308)
Comprehensive income	-	-	164,931,236	-	3,022,647	167,953,883

Balances as of September 30, 2022 (Unaudited)	$480,623,919	$460,677,234	$654,712,230	$4,305,166	$(46,803,742)	$1,553,514,807

Balances as of January 1, 2023	$480,623,919	$460,677,234	$733,405,749	$5,984,051	$(40,903,125)	$1,639,787,828

Equity issuance	84,302,445	338,375,392	-	-	-	422,677,837
Dividends declared	-	-	(60,307,043)	-	-	(60,307,043)
Vested shares	2,204,586	8,048,945	-	(10,253,531)	-	-
Share-based payments	-	-	-	6,280,391	-	6,280,391
Comprehensive income	-	-	202,807,712	-	9,433,734	212,241,446

Balances as of September 30, 2023 (Unaudited)	$567,130,950	$807,101,571	$875,906,418	$2,010,911	$(31,469,391)	$2,220,680,459

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-months period ended September 30, 2023 and 2022

(In US dollars)

	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)
Cash flows from operating activities:
Profit before income taxes	$281,773,986	$217,024,851
Adjustments:
Depreciation	570,332	949,230
Right-of-use asset depreciation	440,622	358,560
Gain on revaluation of investment property	(179,549,769)	(139,780,947)
Unrealized effect of foreign exchange rates	3,239,724	316,264
Interest income	(5,527,899)	(1,545,587)
Interest expense	33,379,051	32,948,226
Amortization of debt issuance costs	1,369,471	1,170,165
Expense recognized in respect of share-based payments	6,280,391	4,971,602
Employee benefits and pension costs	961,286	-
Gain on sale of investment property	-	(5,027,826)

Working capital adjustments:
(Increase) decrease in:
Operating lease receivables – Net	(1,216,366)	1,736,636
Recoverable taxes	(1,176,506)	4,879,666
Guarantee deposits paid	(437,122)	4,950,174
Prepaid expenses	3,874,754	(18,241,521)
Increase (decrease) in:
Accounts payable and client advances	15,933,767	33,723,994
Accrued expenses and taxes	570,771	(10,660,994)
Security deposits collected	4,354,645	2,058,410
Interest received	5,527,899	1,545,587
Income taxes paid	(41,421,299)	(55,871,027)
Net cash generated by operating activities	128,947,738	75,505,463

Cash flows from investing activities:
Purchases of investment property	(195,666,429)	(182,641,651)
Sale of investment property	-	14,771,388
Purchases of office furniture and vehicles	(109,674)	(442,500)
Net cash used in investing activities	(195,776,103)	(168,312,763)

Cash flows from financing activities:
Interest paid	(29,677,100)	(29,168,137)
Loans paid	(3,477,928)	(2,072,334)
Dividends paid	(44,433,165)	(42,660,621)
Equity issuance proceeds	444,018,137	-
Equity issuance costs paid	(21,340,300)	-
Repurchase of treasury shares	-	(15,603,308)
Payment of lease liabilities	(536,880)	(413,761)
Debt issuance costs paid	-	(1,092,916)
Net cash from (used) in financing activities	344,552,764	(91,011,077)

	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Effects of exchange rates changes on cash	(8,688,827)	1,692,381

Net increase (decrease) in cash, cash equivalents and restricted cash	269,035,572	(182,125,996)

Cash, cash equivalents and restricted cash at the beginning of year	139,147,085	453,556,444

Cash, cash equivalents and restricted cash at the end of the period - Note 5	$408,182,657	$271,430,448

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements

As of September 30, 2023 and December 31, 2022 and for the nine and three-month periods ended September 30, 2023 and 2022

(In US dollars)

1.	General information

Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta”) is an entity incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City.

Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in eleven states throughout Mexico.

1.1 Significant event

·	On June 29, 2023, Vesta entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc., BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s initial public offering (the “Offering”) of 125,000,000 Common Shares in the form of American Depositary Shares (the “ADS”) each ADS representing 10 Common Shares of Vesta’s common stock (“common stock”), which included the exercise by the underwriters in full of the over-allotment option to purchase an additional 18,750,000 shares of Vesta’s common stock, at an Offering price of $31.00 US dollars per ADS.

The closing of the Offering for the ADS’s took place on July 5, 2023, raising gross proceeds of approximately $445,000,000, which included 18,750,000 shares sold by Vesta upon the exercise by the underwriters of the over-allotment option in full. Issuance expenses were approximately $21,340,300. Vesta intends to use the net proceeds from the Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings.

·	On September 1, 2022 Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,092,316. As of September 30, 2023 no amount has been drawn from this revolving credit facility.

2.	Application of new and revised International Financial Reporting Standards (IFRS)

New and amended IFRS Accounting Standards that are effective for the current period

There are no accounting pronouncements which have become effective from January 1, 2023 that have a significant impact on the Group’s interim condensed consolidated financial statements.

3.	Significant accounting policies

a.	Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these unaudited condensed consolidated interim financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of International Financial Reporting Standard (“IFRS”) 2, Share-based Payments.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

·	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

·	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

·	Level 3 inputs are unobservable inputs for the asset or liability.

iii.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern.

b.	Interim financial condensed statements

The accompanying condensed consolidated interim financial statements as of September 30, 2023 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have not been audited. In the opinion of Entity management, all adjustments (consisting mainly of ordinary, recurring adjustments) necessary for a fair presentation of the accompanying condensed consolidated interim financial statements are included. The results of the periods are not necessarily indicative of the results for the full year. These condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of the Entity and their respective notes for the year ended December 31, 2022.

The accounting policies and methods of computation are consistent with the audited consolidated financial statements for the year ended December 31, 2022, except as mentioned in the preceding paragraph.

c.	Segment

The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of September 30, 2023 and December 31, 2022, all of our assets and operations are derived from assets located within Mexico.

4.	Critical accounting judgments and key sources of estimation uncertainty

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Entity’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

5.	Cash, cash equivalents and restricted cash

For purposes of the condensed consolidated interim statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the condensed consolidated interim statement of cash flows can be reconciled to the related items in the condensed consolidated interim statements of financial position as follows:

	September 30, 2023 (Unaudited)	December 31, 2022

Cash and bank balances	$407,919,630	$139,056,863
Restricted cash	263,027	90,222
	408,182,657	139,147,085
Non-current restricted cash	735,312	735,312
Total	$408,917,969	$139,882,397

Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within guaranteed deposits made, restricted cash and others in the accompanying consolidated statements of financial position.

Non-cash transactions

Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $1,122,156 and $1,170,165 in the nine-month periods ended September 30, 2023 and 2022, respectively. Unpaid dividends are included in Note 11.4. Other non-cash investing activities related to investment properties are included in Note 8.

6.	Recoverable taxes

	September 30, 2023 (Unaudited)	December 31, 2022

Recoverable value-added tax (“VAT”)	$30,119,624	$18,440,884
Recoverable income taxes	-	9,531,645
Recoverable dividend tax	421,209	1,818,971
Other receivables	724,146	296,973

	$31,264,979	$30,088,473

7.	Operating lease receivables, prepaid expenses and advance payments

i.	The aging profile of operating lease receivables as of the dates indicated below are as follows:

	September 30, 2023 (Unaudited)	December 31, 2022

0-30 days	$7,438,650	$6,732,985
30-60 days	498,021	260,832
60-90 days	309,711	610,770
Over 90 days	325,275	85,608

Total	$8,571,657	$7,690,195

Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 87% and 88% of all operating lease receivables are current as of September 30, 2023 and December 31, 2022, respectively.

All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days, efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 6% and 3% of all operating lease receivables as of September 30, 2023 and December 31, 2022, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 4% and 8% of all operating lease receivable as of September 30, 2023 and December 31, 2022, respectively. Operating lease receivables outstanding greater than 90 days represent 4% and 1% of all operating lease receivable as of September 30, 2023 and December 31, 2022, respectively.

ii.	Movement in the allowance for doubtful accounts receivable

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.

The following table shows the movement in expected credit losses that has been recognized for the lease receivable:

Amounts

Balance as of January 1, 2022	$1,957,935
Increase in loss allowance recognized in the period	180,609
Decrease in loss allowance from derecognition of financial assets in the period	(477,802)
Balance as of September 30, 2022 (Unaudited)	$1,660,742

Balance as of January 1, 2023	$1,916,124
Increase in loss allowance recognized in the period	684,174
Decrease in loss allowance from derecognition of financial assets in the period	(333,523)
Balance as of September 30, 2023 (Unaudited)	$2,266,775

iii.	Client concentration risk

As of September 30, 2023 and December 31, 2022, one of the Entity’s client accounts for 38% or $3,239,063 (Unaudited) and 42% or $3,249,692 respectively, of the operating lease receivables balance. The same client accounted for 5.5% and 5.4% (Unaudited) of the total rental income of Entity for the nine-months period ended September 30, 2023 and 2022, respectively. No other client accounted for more than 10% of the total rental income of the Entity for the nine-month periods ended September 30, 2023 and 2022.

iv.	Leasing agreements

Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.

All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.

v.	Non-cancellable operating lease receivables

Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

	September 30, 2023 (Unaudited)	December 31, 2022

Not later than 1 year	$198,044,817	$155,267,112
Later than 1 year and not later than 3 years	326,887,221	250,043,235
Later than 3 year and not later than 5 years	306,239,134	209,592,871
Later than 5 years	195,524,025	154,909,895

	$1,026,695,197	$769,813,113

vi.	Prepaid expenses and advance payments

	September 30, 2023 (Unaudited)	December 31, 2022

Advance payments (1)	$19,630,091	$17,201,933
Other accounts receivables (2)	737,227	7,486,147
Property expenses	822,012	543,804
Prepaid expenses	244,267	76,467

	$21,433,597	$25,308,351

(1)	During the second quarter of 2022 the Entity entered into an agreement for the procurement, permissioning and other condition of several plots of land; if the conditions are met within a period of 18 months, or an additional 18-month extension, the advance deposit will be considered part of the final transaction price, otherwise approximately $1 million will be forfeited to the counterparty and expensed; the remainder amount will be reimbursed to the Entity.

(2)	As state in Note 8 the Entity sold land reserves located in Queretaro, the outstanding balance as of December 31, 2022 was received in the first quarter of 2023.

8.	Investment property

The Entity uses external appraisers in order to determine the fair value for all of its investment properties. The independent appraisers, who hold recognized and relevant professional qualifications and have vast experience in the types of investment properties, owned by the Entity, use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, the majority of which are not directly observable in the market, to estimate the fair value of the Entity’s investment property such as discount rates, long-term NOI, inflation rates, absorption periods and market rents.

The values, determined by the external appraisers quarterly, are recognized as the fair value of the Entity’s investment property at the end of each reporting period. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

The Entity’s investment properties are located in Mexico and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation technique and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	Q3 2023: 7.00% to12.21% 2022: 7.50% to 12.24%	The higher the discount rate, the lower the fair value.

			Exit cap rate	Q3 2023: 6.50% to 8.75% 2022: 6.50% to 8.99%	The higher the exit cap rate, the lower the fair value

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

			Inflation rates	Mexico: Q3 2023: 3.6% to 5.0% 2022: 3.4% to 5.0% U.S.: Q3 2023: 2.2% to 3.5% 2022: 2.1% to 3.5%	The higher the inflation rate, the higher the fair value.
			Absorption period	12 months on average	The shorter the absorption period, the higher the fair value.

			Market Related rents	Depending on the park/state	The higher the market rent, the higher the fair value
Land reserves	Level 3	Market value	Price per acre	Weighted average price per acre Q3 2023: $190,573 2022: $239,266	The higher the price, the higher the fair value.

The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	September 30, 2023 (Unaudited)	December 31, 2022

Buildings and land	$3,101,690,000	$2,657,513,766
Land improvements	13,794,975	7,562,174
Land reserves	140,100,000	208,910,000
	3,255,584,975	2,873,985,940

Less: Cost to conclude construction in-progress	(142,781,071)	(135,520,664)

Balance at end of period	$3,112,803,904	$2,738,465,276

The reconciliation of investment property is as follows:

	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Balance at beginning of year	$2,738,465,276	$2,263,170,941
Additions	179,906,022	182,641,651
Foreign currency translation effect	14,882,837	1,404,973
Disposal of investment property	-	(9,743,562)
Gain on revaluation of investment property	179,549,769	139,780,947

Balance at end of period	$3,112,803,904	$2,577,254,950

A total of $16,116,659 and $26,206,543 additions to investment property related to land reserves and new buildings that were acquired from third parties were not paid as of September 30, 2023 and 2022, respectively, and were therefore excluded from the condensed consolidated statements of cash flows for those periods. Additionally, proceeds of $7,486,147 were received during the nine-month period ended September 30, 2023 related to a land reserve sale that closed in 2022.

Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt.

9.	Entity as lessee

1.	Right-of-use:

Right-of-use	January 1, 2023	Additions	Disposals	September 30, 2023 (Unaudited)

Property	$2,552,121	$-	$-	$2,552,121
Vehicles and office equipment	791,773	-	-	791,773

Cost of right-of-use	$3,343,894	$-	$-	$3,343,894

Depreciation of right-of-use

Property	$(1,508,871)	$(341,928)	$-	$(1,850,799)
Vehicles and office equipment	(417,078)	(98,694)	-	(515,772)
Accumulated depreciation	(1,925,949)	(440,622)	-	(2,366,571)

Total	$1,417,945	$(440,622)	$-	$977,323

Rights to use	January 1, 2022	Additions	Disposals	September 30, 2022 (Unaudited)

Property	$2,296,581	$-	$-	$2,296,581
Vehicles and office equipment	411,357	-	-	411,357

Cost of rights to use	2,707,938	-	-	2,707,938

Rights to use	January 1, 2022	Additions	Disposals	September 30, 2022 (Unaudited)

Depreciation of rights to use

Property	$(1,078,035)	(294,759)	$-	$(1,372,794)
Vehicles and office equipment	(285,486)	(63,801)	-	(349,287)
Accumulated depreciation	(1,363,521)	(358,560)	-	(1,722,081)

Total	$1,344,417	(358,560)	$-	985,857

2.	Lease obligations:

	January 1, 2023	Additions	Disposals	Interests accrued	Repayments	September 30, 2023 (Unaudited)

Lease liabilities	$1,503,939	$-	$-	$82,222	$(536,871)	$1,049,290

	January 1, 2022	Additions	Disposals	Interests accrued	Repayments	September 30, 2022 (Unaudited)

Lease liabilities	$1,380,413	$-	$-	$46,728	$(413,761)	$1,013,380

3.	Analysis of maturity of liabilities by lease:

Finance lease liabilities	September 30, 2023 (Unaudited)	December 31, 2022

Not later than 1 year	$675,318	$709,901
Later than 1 year and not later than 5 years	461,197	963,487
	1,136,515	1,673,388
Less: future finance cost	(87,234)	(169,449)

Total lease liability	$1,049,281	$1,503,939

Finance lease – short-term	608,140	606,281
Finance lease – long-term	441,141	897,658

Total lease liability	$1,049,281	$1,503,939

10.	Long-term debt

In September 1, 2022, the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As of September 30, 2023, no provisions have been made for this line. The Entity incurred prepaid direct expenses related to opening the $1.34 million credit facility.

On May 13, 2021, the Entity offered $350,000,000 of Senior Notes (“Vesta ESG Global bond 35/8 05/31”) with mature on May 13, 2031. The notes bear annual interest at a rate of 3.625%.

On August 2, 2019, the Entity entered into a new five-year unsecured credit agreement with various financial institutions for an aggregated amount of $80,000,000, and a revolving credit line of $125,000,000. This loan bears quarterly interest at a rate of LIBOR plus 2.15 percentage points. The proceeds were received on the same date, as of December 31, 2019 the revolving credit line have not been used. (“Syndicated Loan”). On March 23, 2020 and April 7, 2020, the Entity disposed $85,000,000 and $40,000,000, respectively, out of the revolving credit line, bearing quarterly interest at a rate of LIBOR plus 1.85 percentage points.

On June 25, 2019, the Entity entered into a 10-year senior notes series RC and 12-year senior notes series RD with various financial institutions, for and aggregated amounts of $70,000,000 and $15,000,000, respectively. Each Series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.

On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Notes of $45,000,000 due on May 31, 2025, and Series B Senior Notes of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively.

On November 1, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1, 2027. This loan bears monthly interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Notes of $65,000,000 due on September 22, 2024, and Series B Senior Notes of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bear interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, per annum payable semiannually on the September 22 and March 22 of each year.

On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due on August 2026. The proceeds of both of the aforementioned credit facilities were used to settle the Entity’s debt with Blackstone which matured on August 1, 2016.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	September 30, 2023 (Unaudited)	December 31, 2022

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	$144,877,457	$146,723,915
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	65,000,000	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	116,551,550	117,867,109
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	25,725,410	26,041,321
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(6)	May 2031	350,000,000	350,000,000
					937,154,417	940,632,345

Less: Current portion					(4,754,756)	(4,627,154)
Less: Direct issuance cost					(9,010,603)	(10,132,759)

Total Long-term debt					$923,389,058	$925,872,432

(1)	On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. On March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans will commence on September 1, 2023. This credit facility is guaranteed with 48 of the Entity’s properties.

(2)	On November 1, 2017, the Entity entered into a 10-year loan agreement with Metlife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 21 of the Entity’s investment properties under a Guarantee Trust.

(3)	Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis.

(4)	On June 25, 2019, the Entity entered into a 10-year senior notes series RC to financial institutions, interest on these loans is paid on a semiannual basis December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are joint obligators under these notes payable.

(5)	On June 25, 2019, the Entity entered into a 12-year note payable to financial institutions, interest on these loans is are paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.

(6)	On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis. The cost incurred for this issuance was $7,746,222.

These credit agreements require the Entity to maintain certain financial ratios (such as Cash-on-Cash and debt

Service coverage ratios) and to comply with certain affirmative and negative covenants. The Entity is in compliance with these covenants as of September 30, 2023.

The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as guaranteed deposit assets in the condensed consolidated interim statement of financial position.

11.	Capital stock

1.	Capital stock as of September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023 (Unaudited )		December 31, 2022
	Number of shares	Amount	Number of shares	Amount

Fixed capital
Series A	5,000	$3,696	5,000	$3,696
Variable capital
Series B	827,604,128	567,127,254	679,697,740	480,620,223

Total	827,609,128	$567,130,950	679,702,740	$480,623,919

2.	Shares in treasury

As of September 30, 2023 and December 31, 2022 total shares in treasury area as follows:

	September 30, 2023 (Unaudited)	December 31, 2022

Shares in treasury (1)	5,721,638	10,077,405
Shares in long term incentive plan trust (2)	8,665,670	8,456,290

Total share in treasury	14,377,308	18,533,695

(1)	Treasury shares are not included in the Total Capital Stock of the Entity, they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.

(2)	Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015 as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 17) and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.

3.	Fully paid ordinary shares

	Number of shares	Capital stock	Additional paid-in capital

Balance as of January 1, 2022	684,252,628	$482,858,389	$466,230,183

Vested shares	4,161,111	2,014,895	5,800,995
Repurchase of shares	(8,710,999)	(4,249,365)	(11,353,944)

Balance as of December 31, 2022	679,702,740	$480,623,919	$460,677,234

Vested shares	4,156,388	2,204,586	8,048,945
Equity issuance	143,750,000	84,302,445	338,375,392

Balance as of September 30, 2023 (unaudited)	827,609,128	$567,130,950	$807,101,571

4.	Dividend payments

Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2023, the Entity declared a dividend of $60,307,042, approximately $0.08782 per share. The dividend will be paid in four equal installments of $15,076,761 due on April 17, 2023, July 15, 2023, October 15, 2023 and January 15, 2024. As of September 30, 2023, the unpaid dividends are $30,153,522.

The first installment of the 2023 declared dividends, paid on April 17, 2023, was approximately $0.0218 per share, for a total dividend of $15,076,761.

The second installment of the 2023 declared dividends, paid on July 17, 2023, was approximately $0.0180 per share, for a total dividend of $15,076,761.

Pursuant to a resolution of the general ordinary stockholders meeting on March 24, 2022, the Entity declared a dividend of $57,432,777, approximately $0.08306 per share. The dividend was paid in four equal installments of $14,358,194 due on April 15, 2022, July 15, 2022, October 15, 2022 and January 15, 2023. As of December 31, 2022, the unpaid dividends were $14,358,194.

The first installment of the 2022 declared dividends, paid on April 15, 2022, was approximately $0.0207 per share, for a total dividend of $14,358,194.

The second installment of the 2022 declared dividends, paid on July 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.

The third installment of the 2022 declared dividends, paid on October 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.

The fourth and last installment of the 2022 declared dividends, paid on January 15, 2023, was approximately $0.02086 per share, for a total dividend of $14,358,194.

5.	Earnings per share

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (unaudited)

Basic earnings per share:
Earnings attributable to ordinary share to outstanding	$202,807,712	$164,931,236	$76,218,128	$61,974,477

Weighted average number of ordinary shares outstanding	730,196,124	683,633,759	821,359,128	679,745,465

Basic earnings per share	$0.2777	$0.2413	$0.0928	$0.0912

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (unaudited)

Diluted earnings per share:
Earnings attributable to ordinary shares outstanding and shares in Incentive Plan Trust	$202,807,712	$164,931,236	$76,218,128	$61,974,477

Weighted average number of ordinary shares plus shares in Incentive Plan trust	741,922,679	695,063,086	833,707,935	691,894,891

Diluted earnings per share	$0.2734	$0.2373	$0.0914	$0.0896

12.	Rental income

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Rents	$147,287,405	$123,997,898	$51,613,071	$42,809,466
Reimbursable building services	10,267,927	6,603,443	4,147,026	2,698,577

Total rental income	$157,555,332	$130,601,341	$55,760,097	$45,508,043

13.	Property operating costs and administration expenses

1.	Property operating costs consist of the following:

a.	Direct property operating costs from investment properties that generate rental income during the period:

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Real estate tax	$1,888,429	$1,334,014	$712,580	$446,788
Insurance	712,438	521,948	316,808	175,710
Maintenance	1,366,211	1,018,868	539,544	404,779
Structural maintenance accrual	83,632	85,239	28,929	30,777
Other property related expenses	6,274,959	3,160,043	2,846,962	1,284,500

	$10,325,669	$6,120,112	$4,444,823	$2,342,554

b.	Direct property operating costs from investment property that do not generate rental income during the period:

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Real estate tax	$440,326	$224,950	$172,233	$70,548
Insurance	19,849	23,963	10,531	7,615
Maintenance	357,757	272,554	173,384	119,704
Other property related expenses	2,228,501	1,025,591	1,044,310	393,680

	3,046,433	1,547,058	1,400,458	591,547

Total property operating costs	$13,372,102	$7,667,170	$5,845,280	$2,934,101

2.	General and administrative expenses consist of the following:

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Employee annual salary plus short-terms benefits	$12,436,861	$10,347,765	$4,241,595	$3,264,076
Auditing, legal and consulting expenses	1,543,483	708,426	897,584	242,004
Property appraisal and other fees	426,232	508,761	148,440	172,680
Marketing expenses	564,959	699,252	277,065	212,246
Other	77,442	146,213	(296,812)	3,740
	15,048,977	12,410,417	5,267,872	3,894,746

Depreciation	1,010,954	1,085,173	265,962	405,601
Long-term incentive plan and Equity plus - Note 17.4	6,280,391	4,971,602	1,786,611	1,635,247

Total general and administrative expenses	$22,340,322	$18,467,192	$7,320,445	$5,935,594

14.	Finance Cost

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Interest on loans and others	$33,626,366	$32,948,226	$11,283,518	$11,328,934
Loan prepayment fees	1,122,156	1,170,165	112,374	454,338

Total	$34,748,522	$34,118,391	$11,395,892	$11,783,272

15.	Income taxes

The Entity is subject to Current Income Tax (“ISR”). The rate of ISR was 30%.

Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Entity’s consolidated effective tax rate for the nine-month period and the three-month period ended September 30, 2023 was 28% and 41.8%, respectively(nine-month period and three-month period ended September 30, 2022 was 24% and 30.1%, respectively). The change in effective tax rate was caused mainly by the difference in exchange rates used in for the conversion of tax balances and foreign operation into US dollar.

16.	Transactions and balances with related parties

Compensation of key management personnel

The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected into share-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Short-term benefits	$5,058,489	$4,561,286	$1,665,982	$1,348,314
Share-based compensation expense	6,280,391	4,971,602	1,786,611	1,635,247

	$11,338,880	$9,532,888	$3,442,593	$2,983,561
Number of key executives	23	22	23	22

17.	Share-based payment

17.1        Share units granted during the period

Vesta Long Term Incentive Plan - a total of 3,763,449 and 3,760,851 shares were granted during the nine-month periods ended September 30, 2023 and 2022, respectively.

17.2       Share units vested during the period

A total of 4,156,388 and 4,157,024 shares vested during the nine-month periods ended September 30, 2023 and 2022, respectively under the Vesta Long Term Incentive Plan and the short-term incentive plan.

17.3       Share awards outstanding at the end of the period

As of September 30, 2023 and December 31, 2022, there are 8,655,670 (unaudited) and 8,456,290 shares outstanding with a weighted average remaining contractual life of 24 months.

17.4        Compensation expense recognized

The long-term incentive expense for the Nine Months ended September 30, 2023 and 2022 was as follows:

	For the nine-month period ended		For the three-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)

Vesta 20-20 Incentive Plan	$6,280,391	$4,971,602	$1,786,611	$1,635,247

Compensation expense related to these plans will continue to be accrued through the end of the service period.

18.	Interest rate risk management

The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates. This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation.

19.	Litigation and commitments

Litigation

In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows.

Commitments

All rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP Park automatically revert back to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 42 and 35 years, respectively.

20.	Events after the reporting period

The third installment of the 2023 declared dividends was paid on October 16, 2023, was approximately $0.0182 per share, for a total dividend of $15,076,761.

21.	Condensed consolidated interim financial statements issuance authorization

The accompanying condensed consolidated interim financial statements were approved by the Board of Directors on October 19, 2023.

* * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board and Shareholders of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit and other comprehensive income (loss), cash flows and changes in stockholders’ equity for each of the two years ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

Mexico City, Mexico

May 15, 2023

We have served as the Company's auditor since 2009

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In U.S. dollars)

Assets	Notes	December 31, 2022	December 31, 2021

Current assets:
Cash, cash equivalents and restricted cash	5	$139,147,085	$452,821,132
Recoverable taxes	6	30,088,473	19,377,562
Operating lease receivables	7	7,690,195	9,039,147
Prepaid expenses and other current assets	7.vi	25,308,351	483,581
Total current assets		202,234,104	481,721,422

Non-current assets:
Investment property	8	2,738,465,276	2,263,170,941
Office furniture – Net		1,437,981	2,119,589
Right-of-use asset	9	1,417,945	1,344,417
Guarantee deposits made, restricted cash and others		9,601,094	11,510,701
Total non-current assets		2,750,922,296	2,278,145,648

Total assets		$2,953,156,400	$2,759,867,070

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt	10	$4,627,154	$2,880,592
Lease liabilities - short term	9	606,281	464,456
Accrued interest		3,847,752	3,840,079
Accounts payable	3.f	16,628,788	3,011,415
Income tax payable		14,824,658	27,838,872
Accrued expenses and taxes		5,154,626	15,246,156
Dividends payable	11.4	14,358,194	13,944,232
Total current liabilities		60,047,453	67,225,802

Non-current liabilities:
Long-term debt	10	925,872,432	930,652,624
Lease liabilities - long term	9	897,658	915,957
Guarantee deposits received		18,333,119	15,868,704
Long-term account payable	3.f	7,889,937	-
Employee benefits		348,280	-
Deferred income taxes	16.3	299,979,693	291,578,576
Total non-current liabilities		1,253,321,119	1,239,015,861

Total liabilities		$1,313,368,572	$1,306,241,663

	Notes	December 31, 2022	December 31, 2021

Litigation and other contingencies	19

Stockholders’ equity:
Capital stock	11	480,623,919	482,858,389
Additional paid-in capital	11.3	460,677,234	466,230,183
Retained earnings		733,405,749	547,213,771
Share-based payments reserve	19	5,984,051	7,149,453
Foreign currency translation		(40,903,125)	(49,826,389)

Total stockholders’ equity		1,639,787,828	1,453,625,407

Total liabilities and stockholders’ equity		$2,953,156,400	$2,759,867,070

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Profit and Other Comprehensive Income (Loss)

For the years ended December 31, 2022 and 2021

(In US dollars)

	Notes	December 31, 2022	December 31, 2021
Revenues:
Rental income	12	$178,025,461	$160,698,385
Management fees		-	87,973
		178,025,461	160,786,358

Property operating costs related to properties that generated rental income	13.1a	(8,940,789)	(8,543,961)
Property operating costs related to properties that did not generate rental income	13.1b	(2,482,605)	(2,182,796)
General and administrative expenses	13.2	(24,414,428)	(21,400,917)

Interest income		2,640,687	76,871
Other income – net	15	956,862	27,795
Finance cost	14	(46,396,156)	(50,263,493)
Exchange gain (loss)- net		1,939,848	(1,109,567)
Gain on sale of investment property		5,027,826	13,992,675
Gain on revaluation of investment property	8	185,491,518	164,649,959

Profit before income taxes		291,848,224	256,032,924

Current income tax expense	16.1	(41,981,391)	(50,262,466)
Deferred income tax	16.1	(6,242,079)	(31,828,085)
Total income tax expense		(48,223,470)	(82,090,551)

Profit for the year		243,624,754	173,942,373

Other comprehensive income (loss) - net of tax:
Items that may be reclassified subsequently to profit - Fair value gain on derivative instruments	17	-	2,892,985
Exchange differences on translating other functional currency operations		8,923,264	(4,844,991)
Total other comprehensive income (loss)		8,923,264	(1,952,006)

Total comprehensive income for the year		252,548,018	171,990,367

Basic earnings per share	11.5	0.3569	0.2683
Diluted earnings per share	11.5	$0.3509	$0.2636

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2022 and 2021

(In US dollars)

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-Based Payments Reserve	Foreign Currency Translation	Valuation of Derivative financial instruments	Total Stockholders’ Equity

Balance as of January 1, 2021	$422,437,615	$297,064,471	$429,048,327	$7,986,137	$(44,981,398)	$(2,892,985)	$1,108,662,167

Equity issuance	58,773,174	164,422,275	-	-	-	-	223,195,449
Shared-based payments	-	-	-	5,554,353	-	-	5,554,353
Vested shares	1,647,600	4,743,437	-	(6,391,037)	-	-	-
Dividends declared	-	-	(55,776,929)	-	-	-	(55,776,929)
Comprehensive income (loss)	-	-	173,942,373	-	(4,844,991)	2,892,985	171,990,367

Balances as of December 31, 2021	482,858,389	466,230,183	547,213,771	7,149,453	(49,826,389)	-	1,453,625,407

Share-based payments	-	-	-	6,650,487	-	-	6,650,487
Vested shares	2,014,895	5,800,994	-	(7,815,889)	-	-	-
Dividends declared	-	-	(57,432,777)	-	-	-	(57,432,777)
Repurchase of shares	(4,249,365)	(11,353,943)	-	-	-	-	(15,603,308)
Comprehensive income (loss)	-	-	243,624,754	-	8,923,264	-	252,548,018

Balances as of December 31, 2022	$480,623,919	$460,677,234	$733,405,748	$5,984,051	$(40,903,125)	$-	$1,639,787,827

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In US dollars)

	December 31, 2022	December 31, 2021

Cash flows from operating activities:
Profit before income taxes	$291,848,224	$256,032,924
Adjustments:
Depreciation	901,492	1,143,134
Right-of-use depreciation	562,428	458,082
Gain on revaluation of investment property	(185,491,518)	(164,649,959)
Unrealized effect of foreign exchange rates	(1,939,848)	1,109,567
Interest income	(2,640,687)	(76,871)
Interest expense	44,852,043	45,482,028
Amortization of debt issuance costs	1,544,113	4,781,465
Expense recognized in respect of share-based payments	6,650,487	5,554,353
Gain on sale of investment property	(5,027,826)	(13,992,675)
Employee benefits	348,280	-

Working capital adjustments:
(Increase) decrease in:
Operating lease receivables - Net	1,348,952	(2,678,246)
Recoverable taxes	(10,710,911)	(4,516,452)
Guarantee deposits paid	1,909,607	(7,004,175)
Prepaid expenses	(17,338,623)	(63,524)
Increase (decrease) in:
Accounts payable and client advances	(1,619,312)	(230,177)
Accrued expenses and taxes	(10,091,530)	10,936,516
Guarantee deposits collected	2,464,415	1,944,455
Financial assets held for trading	-	684,936
Interest received	2,640,687	76,871
Income taxes paid	(54,995,605)	(27,062,220)
Net cash generated by operating activities	65,214,868	107,930,032

Cash flows from investing activities:
Purchases of investment property	(269,222,961)	(108,394,270)
Sale of investment property	7,285,242	124,565,539
Purchases of office furniture and vehicles	(219,884)	(219,143)
Net cash (used in) generated by investing activities	(262,157,603)	15,952,126

Cash flows from financing activities:
Interest paid	(44,844,370)	(44,474,123)
Loans obtained	-	350,000,000
Loans paid	-	(252,500,000)
Costs of debt issuance	(1,667,278)	(7,746,222)
Dividends paid	(57,018,815)	(55,367,252)
Repurchase of treasury shares	(15,603,308)	-
Equity issuance	-	229,215,419
Costs of equity issuance	-	(6,019,970)
Payment of lease liabilities	(647,961)	(564,677)
Net cash generated by financing activities	(119,781,732)	212,543,175

Effects of exchange rates changes on cash	3,050,420	(4,146,343)
Net (decrease) increase in cash, cash equivalents and restricted cash	(313,674,047)	332,278,990

Cash, cash equivalents and restricted cash at the beginning of year	453,556,444	121,277,454

Cash, cash equivalents and restricted cash at the end of year - Note 5	$139,882,397	$453,556,444

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A.B. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In US dollars)

1.	General information

Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta” or the “Entity”) is a corporation incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City.

Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in fifteen states throughout Mexico.

1.1	Significant events

On April 27, 2021, Vesta announced the favorable results of its primary offering of common shares (equity issuance). The offering consisted in an equity offering of shares in Mexico through the Mexican Stock Exchange with an international distribution. Vesta received gross income of $200,000,000 from this equity issuance. The primary global offering considered 101,982,052 shares, and an over-allotment option of up to 15% calculated with respect to the number of shares subject to the primary offering, that was 15,297,306 additional shares, an option that could be exercised by the underwriters within the following 30 days to this date; such over-allotment was exercised by the underwriters on April 28, 2022 in a total of 14,797,307 shares for an amount of $29,215,419. The cost of such equity issuance was $6,019,970.

On May 13, 2021, Vesta offered $350,000,000 of Senior Notes, Vesta ESG Global bond 35/8 05/31, with maturity on May 13, 2031. The notes will bear interest at a rate of 3.62% per annum. The cost of such debt issuance was $7,746,222.

On September 1, 2022, Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2022 no amount has been borrowed yet.

As a result of the spread of the coronavirus (COVID-19) in Mexico and around the world, Vesta successfully maintained during 2020 the disciplined execution of strategies, which included rapidly adapting to the current environment and providing temporary relief to clients supported by strong relationships and its strong knowledge of the market. This allowed Vesta to quickly and timely identify emerging trends and seize new business opportunities. As part of negotiations with clients during 2020, Vesta only granted deferral of leases payments for those tenants who met certain strict criteria, focusing that decision on long-term growth. In total, there were 43 deferral agreements that represented approximately a $5.5 million operating lease receivable, of which 84% were recovered during the second half of 2020 and 16% were recovered during 2021; agreements and payments have been fulfilled. It is important to note that, as of September 30, 2021, 95% of Vesta's tenants had reached pre-crisis operating levels and, at the end of the year, all are at normal levels. During 2021 Vesta did not grant additional deferrals to tenants. The economic trends of the real estate market in Mexico, and specifically the industrial real estate market, were not materially affected by the pandemic. See Note 8 “Investment Properties” for further details. Finally, from an internal point of view, Vesta continued with its surveillance measures and cost reduction, review of contracts with non-essential third parties and constant monitoring of its performance.

On April 23, 2021, a mandatory federal decree was published in Mexico where various labor and tax regulations were modified to generally prohibit the subcontracting of personnel and establish the rules under which specialized services may be subcontracted. During 2021, the Entity completed all the necessary corporate actions to approve the adjustments to the constitutive documents of the Entity and its subsidiaries, in order to adjust them to what it is established in the current legal framework; likewise, it took all previous actions to implement the administrative changes necessary to fully comply with the terms of the new legal framework on the beginning of its term; there was no impact on the Consolidated Financial Statements as of and for the period ended December 31, 2021 derived from these actions.

2.	Adoption of new and revised International Financial Reporting Standards

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Entity has applied several amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IFRS 3 Reference to the Conceptual Framework	The Entity has adopted the amendments to IFRS 3 Business Combinations for the first time in the current year. The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Amendments to IAS 16 - Property, Plant and Equipment - Income before its planned use

The Entity has adopted the amendments to IAS 16 Property Plant and Equipment for the first time this year. The amendments prohibit deducting from the cost of a property, plant, and equipment asset any income from the sale of goods produced before it is ready for use, for example, income generated while the asset is moved to a location and refurbished. necessary to make it operable in the manner that it is intended in accordance with the intentions of the administration. Consequently, an entity must recognize those sales revenues and costs in profit or loss. The entity measures the costs of those goods produced in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of 'testing whether an asset is working properly'. Now, IAS 16 specifies this as an assessment in which the physical and technical performance of the asset is capable of being used in the production or supply of goods or services, for rental or other, or administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of revenue and cost in profit or loss related to items that are not an output from the ordinary activities of the entity, in the line item(s) in the statement of comprehensive income where revenues and costs are included.

Annual Improvements to IFRS Accounting Standards 2018-2020	The Entity has adopted the amendments included in the Annual Improvements to IFRS Accounting Standards 2018-2020 Cycle for the first time in the current year. The Annual Improvements include amendments to four standards.

Amendments to IFRS 9 - Financial Instruments	The amendment clarifies that in applying the '10 per cent' test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

New and revised IFRS Standards issued but not yet effective for the current year

At the date of authorization of these consolidated financial statements, the Entity has not applied the following new and amended IFRS Standards that have been issued but are not yet effective:

Amendments to IAS 1	Classification of liabilities as current or non-current.

Amendments to IAS 1 and Practice Statement 2	Disclosure of accounting policies

Amendments to IAS 8	Definition of accounting estimates

Amendments to IAS 12	Deferred taxes related to assets and liabilities arising from a single transaction

Management does not expect the adoption of the aforementioned standards to have a significant impact on the Entity's consolidated financial statements in future periods, except as indicated below:

Amendments to IAS 1 Presentation of financial statements - Classification of Liabilities as Current and Non-current

The amendments to IAS 1 published in January 2020, affect only the presentation of liabilities as current and non-current in the statement of financial position and not by the amount or moment in which any asset, liability, income or expense is recognized., or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current and non-current is based on whether the rights are in existence at the end of the reporting period, specify that the classification is not affected by expectations about whether the entity will exercise its right to defer settlement of a liability, explains that rights exist if covenants are met at the end of the reporting period, and introduces the definition of 'settlement' to make it clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or other services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with earlier application permitted. The IASB is currently considering further amendments to the requirements of IAS 1 regarding the classification of liabilities as current or non-current, including the deferral of the application of the January 2020 amendments.

Vesta management anticipates that the application of these amendments may have an impact on the Entity´s financial statements in future periods.

Amendments to IAS 1 and Practice Statement 2 Judgments on materiality - Disclosure of Accounting Policies

The amendments change the requirements of IAS 1 with respect to the disclosure of accounting policies. The amendment replaces the terms “significant accounting policies” with “information on material accounting policies”. Accounting policy information is material when it is considered that, together with other information included in an entity's financial statements, it could reasonably be expected to influence the decision-making of the primary users of financial statements for general use. based on said financial statements.

The supporting paragraphs in IAS 1 are amended to clarify that accounting policies that relate to immaterial transactions, other events or conditions are immaterial and need not be disclosed. Information regarding accounting policies may be material because of the nature of the related transactions, other events and conditions, even if the amounts therein are immaterial. However, not all information about accounting policies relating to material transactions or other events or conditions is material by itself.

The IASB has developed guidance and examples to explain and demonstrate the application of the “four-step process for determining materiality” described in Practice Statement 2.

The amendments to IAS 1 will be effective for annual periods beginning on January 1, 2023, with the option of early application and are prospectively applicable. The amendments to Practice Statement 2 do not contain an effective date or transition requirements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates.

The amendments replace the definition of a change in accounting estimate. Under the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was removed. However, the IASB retained the concept of changes in an accounting estimate in the standard with the following clarifications:

·	A change in an accounting estimate is the result of new information or a new development, not the correction of an error.

·	The effects of a change in an input or a valuation technique used to develop an accounting estimate are changes in accounting estimates if they do not result from a correction of prior period errors.

The IASB added two examples (examples 4 and 5) to the IAS 8 Implementation Guide that accompanies the standard. The IASB has removed one example (example 3) as it could cause confusion in relation to the amendments.

The amendments will be effective for annual periods beginning on January 1, 2023 for changes in accounting policies and changes in accounting estimates that occur on or after the start of such period with an option for early application.

Amendments to IAS 12 Deferred taxes - Deferred taxes related to assets and liabilities that arise from a single transaction.

The amendments introduced an additional exception apart from the initial recognition exemption. In the amendments, an entity does not apply the initial recognition exception for transactions that give rise to taxable and deductible temporary differences.

Depending on the applicable tax law, taxable and deductible temporary differences may occur on initial recognition of an asset and a liability in a transaction that is not a business combination and does not affect accounting or taxable profit. For example, it may occur with the recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 Leases at the inception date of a lease.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax assets and liabilities, considering that the recognition of any deferred tax assets is subject to the recoverability criteria in IAS 12.

The IASB also added an illustrative example to IAS 12 that explains how the amendments are applied.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period being presented. Additionally, at the beginning of the earliest comparative period an entity recognizes:

·	A deferred tax asset (to the extent it is probable that taxable income is available against the deductible temporary difference) and a deferred tax liability for all taxable and temporary deductions associated with:

o	Right-of-use assets and lease liabilities

o	Liabilities for decommissioning, restoration and other similar liabilities and the corresponding amounts recognized as part of the cost of the related assets.

·	The cumulative effect of the initial application of the amendments as an adjustment to the opening balance of retained earnings (or some other component of equity, as applicable) as of that date.

The amendments will be in force for the annual periods beginning on January 1, 2023, with the option of early application.

The Entity's management anticipates that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods if such transactions arise.

3.	Significant accounting policies

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

b.	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 fair value measurements are those derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

iii.	Going concern

The consolidated financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern.

During the first months of 2020, the infectious disease COVID-19 caused by the coronavirus appeared and it was declared by the World Health Organization (WHO) as a Global Pandemic on March 11, 2021. Its recent global expansion has motivated a series of containment measures in the different geographies where the Entity operates and certain sanitary measures have been taken by the Mexican authorities to stop the spread of this virus. Derived from the uncertainty and duration of this pandemic, the Entity analyzed the considerations mentioned in Note 1.1 to determine if the assumption of continuing as a going concern is applicable.

c.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Vesta and entities (including structured entities) controlled by Vesta and its subsidiaries. Control is achieved when the Entity:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

The Entity reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Entity obtains control over the subsidiary and ceases when the Entity loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit (loss) and other comprehensive income from the date the Entity gains control until the date when the Entity ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Entity and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Entity and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Entity’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Entity are eliminated in full on consolidation.

	Ownership percentage
Subsidiary/Entity	2022	2021	Activity

QVC, S. de R.L. de C.V.	99.99%	99.99%	Holds investment properties
QVC II, S. de R.L. de C.V.	99.99%	99.99%	Holds investment properties
WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V.	99.99%	99.99%	Holds investment properties
Vesta Baja California, S. de R.L. de C.V.	99.99%	99.99%	Holds investment properties
Vesta Bajío, S. de R.L. de C.V.	99.99%	99.99%	Holds investment properties

Vesta Queretaro, S. de R.L. de C.V.	99.99%	99.99%	Holds investment properties
Proyectos Aeroespaciales, S. de R.L. de C.V.	99.99%	99.99%	Holds investment properties
Vesta DSP, S. de R. L. de C.V.	99.99%	99.99%	Holds investment properties
Vesta Management, S. de R.L. de C.V.	99.99%	99.99%	Provides specialized administrative services (REPSE # AR12757/2022)
Servicio de Administración y Mantenimiento Vesta, S. de R.L. de C.V.	99.99%	99.99%	Provide specialized administrative services (REPSE # AR17617/2022)
Enervesta, S. de R.L. de C.V.	99.99%	99.99%	Provides administrative services to the Entity
Trust CIB 2962	(1)	(1)	Vehicle to distribute shares to employees under the Long Term Incentive plan.

(1)	Employee share trust established in conjunction with the 20-20 Long Term Incentive Plan over which the Entity exercise control.

d.	Financial instruments

Financial assets and financial liabilities are recognized in Vesta’s statement of financial position when the Entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

e.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Despite the foregoing, the Entity may make the following irrevocable election / designation at initial recognition of a financial asset:

•	The Entity may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met (see (iii) below); and

•	The Entity may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch (see (iv) below).

(i)	Amortized cost and effective interest method

The effective interest method is a method for calculating the amortized cost of a debt instrument and for allocating interest income during the relevant period.

For financial assets that were not purchased or originated by credit-impaired financial assets (for example, assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts future cash inflows (including all commissions and points paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts), excluding expected credit losses, over the expected life of the debt instrument or , if applicable, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting estimated future cash flows, including expected credit losses, at the amortized cost of the debt instrument on initial recognition.

The amortized cost of a financial asset is the amount at which the financial asset is measured on initial recognition minus repayments of principal, plus the accumulated amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss. The gross book value of a financial asset is the amortized cost of a financial asset before adjusting any provision for losses.

Interest income is recognized using the effective interest effect for debt instruments subsequently measured at amortized cost and at fair value through other comprehensive income. For financial assets purchased or originated other than financial assets with credit impairment, interest income is calculated by applying the effective interest rate to the gross book value of a financial asset, except for financial assets that have subsequently suffered impairment of credit (see below). For financial assets that have subsequently deteriorated credit, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If in subsequent reporting periods the credit risk in the credit-impaired financial instrument improves, so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross book value of the financial asset.

For financial assets acquired or originated that are credit impaired, the Entity recognizes interest income by applying the effective interest rate adjusted for credit to the amortized cost of the financial asset from its initial recognition. The calculation does not return to the gross basis, even if the financial asset's credit risk subsequently improves so that the financial asset is no longer credit-impaired.

Interest income is recognized as realized in the consolidated statement of profit or loss for the year.

(ii)	Debt instruments classified at fair value through other comprehensive income

Corporate bonds held by the Entity are classified at Fair value through other comprehensive income. Corporate bonds are initially measured at fair value plus transaction costs. Subsequently, changes in the book value of these corporate bonds as a result of foreign exchange gains and losses (see below), impairment of gains or losses (see below), and interest income calculated through the effective interest method (see (i) above) are recognized in profit or loss. The amounts that are recognized as gains or losses are the same as the amounts that would have been recognized as gains or losses if they had been measured at amortized cost. All other changes in the carrying amount at amortized cost. All other changes in the book value of these corporate bonds are recognized in other comprehensive income or accumulated under the concept of ‘investment revaluation reserve’. When these corporate bonds are unknown, the accumulated gains or losses previously recognized in other comprehensive income are reclassified to income.

(iii)	Equity investments designated as Fair Value through other comprehensive income

On initial recognition, the Entity may make an irrevocable election (instrument by instrument) to designate equity investments instruments at Fair Value through other comprehensive income. The designation at fair value through other comprehensive income is not allowed if the equity investment is held for trading or if it is a contingent consideration recognized by an acquirer in a business combination.

Equity investments instruments at fair value through other comprehensive income are initially measured at fair value plus transaction costs.

Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the investment revaluation reserve. Accumulated profit or loss cannot be reclassified to profit or loss at the disposal of equity investments, but is transferred to retained earnings.

Dividends from these equity investments instruments are recognized in profit or loss in accordance with IFRS 9, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in ”interest income" item in profit or loss for the year.

The Entity has designated all equity investments instruments that are not held for trading at fair value through other comprehensive income in the initial application of IFRS 9.

A financial asset is held for trading if:

•	It has been obtained with the main objective of being sold in the short term; or

•	On initial recognition, it is part of a portfolio of identified financial instruments that the Entity manages together and has evidence of a recent pattern of obtaining profits in the short term; or

•	It is a derivative (except for derivatives that are contractual financial guarantees or an effective hedging instrument).

(iv)	Financial Assets at fair value through profit or loss

Financial assets that do not meet the criteria to be measured at amortized cost or fair value through other comprehensive income (see (i) to (iii) above) are measured at fair value through income. Specifically:

•	Equity investments instruments are classified at fair value through profit or loss, unless the Entity designates an equity investment that is not held for trading or a contingent consideration arising from a business combination at fair value through other comprehensive income on initial recognition (see (iii) above).

•	Debt instruments that do not meet the amortized cost criteria or the fair value criteria through other comprehensive income (see (i) and (ii) above) are classified with fair value through income. In addition, debt instruments that meet the amortized cost criteria or the fair value criteria through other comprehensive income may be designated as fair value through income at the time of initial recognition if such designation eliminates or significantly reduces an inconsistency of measurement or recognition (called "accounting disparity") that would arise from the measurement of assets or liabilities or the recognition of gains and losses on them on different bases. The Entity has not designated any debt instrument with fair value through results.

Financial assets at FVTPL are stated at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized in profit or loss to the extent they are not part of a designated hedging relationship (see hedge accounting policy). The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other income (expenses) - Net’ line item.

Foreign exchange gains and losses

The book value of financial assets denominated in a foreign currency is determined in that foreign currency and it is translated at the exchange rate at the end of each reporting period. Specifically:

•	For financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in income under the heading “other gains and losses”;

•	For debt instruments measured at fair value through other comprehensive income that are not part of a designated hedging relationship, exchange differences in the amortized cost of the debt instrument are recognized in income under the heading of “other income and losses". Other exchange differences are recognized in other comprehensive income in the investment revaluation reserve;

•	For financial assets measured at fair value through results that are not part of a designated hedging relationship, exchange differences are recognized in income under “other gains and losses”; and

•	For equity instruments measured at fair value through other comprehensive income, exchange differences are recognized in other comprehensive income in the investment revaluation reserve.

See the hedge accounting policy regarding foreign exchange differences where the risk component of a foreign currency for a financial asset designated as a foreign currency risk hedging instrument.

Impairment of financial assets

The Entity recognizes lifetime expected credit losses (“ECL”) for operating lease receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Entity’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the Entity recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Entity measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, the 12-month ECL represents the portion of the expected lifetime loss that is expected to result from predetermined events in a financial instrument that are possible within 12 months of the reporting date.

(i)	Significant increase in credit risk

When evaluating whether the credit risk in a financial instrument has increased significantly since initial recognition, the Entity compares the risk of a default on the financial instrument on the reporting date with the risk of a default on the financial instrument at the start date recognition. In making this evaluation, the Entity considers both quantitative and qualitative information that is reasonable and substantiated, including historical experience and prospective information that is available without unnecessary cost or effort.

The forward-looking information considered includes the future prospects of the industries in which the Entity's debtors operate, obtained from reports of economic experts, financial analysts, government agencies, relevant expert groups and other similar organizations, as well as the consideration of various external sources of real information and projected economic information related to the Entity's core operations.

In particular, the following information is taken into account when evaluating whether credit risk has increased significantly since initial recognition:

•	An existing or expected significant impairment in the external (if any) or internal rating of the financial instrument;

•	Significant impairment in external market indicators of credit risk for a specific financial instrument, for example, a significant increase in the credit spread, credit default swap for the debtor, or the period of time or the extent to which the value fair value of a financial asset is less than its amortized cost;

•	Existing or expected adverse changes in economic, financial or business conditions that are expected to cause a significant decrease in the debtor's ability to meet its debt obligation;

•	A current or expected significant impairment in the debtor's operating results;

•	Significant increases in credit risk in other financial instruments of the same debtor;

•	An existing or expected adverse change in the debtor's regulatory, economic or technological conditions that result in a significant decrease in the debtor's ability to meet its obligations.

Regardless of the result of the previous evaluation, the Entity assumes that the credit risk in a financial asset has increased significantly since the initial recognition when the contractual payments have a maturity of more than 30 days, unless the Entity has reasonable and reliable information that proves otherwise.

Despite the foregoing, the Entity assumes that the credit risk in a financial instrument has not increased significantly since the initial recognition if it is determined that the financial instrument has a low credit risk on the reporting date. A financial instrument is determined to have low credit risk if:

(1)	The financial instrument has a low default risk,

(2)	The debtor has a notable ability to meet its contractual cash flow obligations in the short term, and

(3)	Adverse changes in economic and business conditions in the long term may reduce the ability of the debtor to meet its contractual cash obligations, but will not necessarily happen.

The Entity considers that a financial asset has low credit risk when the asset has an external credit rating of "investment grade" according to the globally accepted definition, or if there is no external rating available, the asset has an internal "achievable" rating. Achievable means that the counterparty has a strong financial position and there are no past amounts outstanding.

For financial guarantee contracts, the date on which the Entity becomes part of the irrevocable commitment is considered the date of initial recognition for the purposes of evaluating the impairment of the financial instrument. When evaluating whether there has been a significant increase in credit risk since the initial recognition of financial guarantee contracts, the Entity considers changes in the risk that the specified debtor will default on the contract.

The Entity regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and reviews them as appropriate to ensure that the criteria are capable of identifying a significant increase in credit risk before the amount has been defeated.

(ii)	Definition of non-compliance

The Entity considers that the following constitutes an event of default for internal credit risk management purposes, since historical experience indicates that financial assets are not recoverable when they meet any of the following criteria:

•	When the debtor breaches the financial agreements;

•	Information developed internally or obtained from external sources indicates that it is unlikely that the debtor will pay its creditors, including the Entity, in full (without taking into account any guarantees that the Entity has).

Regardless of the previous analysis, the Entity considers that the default has occurred when a financial asset is more than 90 days old, unless the Entity has reasonable and reliable information to demonstrate that a later default criterion is more appropriate.

(iii)	Credit Impaired Financial Assets

A financial asset is credit-impaired when one or more events have occurred that have a detrimental impact on the estimated future cash flows of that financial asset. Evidence that a financial asset is credit-impaired includes observable data on the following events:

(a)	Significant financial difficulty on the part of the issuer or the debtor;

(b)	The breach of a contract, such as a default or an expired event (see (ii) above);

(c)	The debtor's lenders, for economic or contractual reasons related to the debtor's financial difficulty, grant the debtor a concession that the lenders would not otherwise consider;

(d)	It is increasingly likely that the debtor will enter bankruptcy or some other financial reorganization; or

(e)	The extinction of a functional market for the financial asset due to its financial difficulties.

(iv)	Write-off policy

The Entity derecognizes a financial asset when there is information that indicates that the debtor is in serious financial difficulty and there is no realistic prospect of recovery, for example, when the debtor has been placed in liquidation or has entered bankruptcy, or in the case of trade receivables, when the amounts are due more than two years, whichever is earlier. Financial assets written off may still be subject to compliance activities under the Entity's recovery procedures, taking into account legal advice when appropriate. Any recovery made is recognized in profits.

(v)	Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, the loss given the default (that is, the magnitude of the loss if there is a default), and the exposure at default.

The evaluation of the probability of default and the default loss is based on historical data adjusted for forward-looking information as described above. Regarding exposure to default, for financial assets, this is represented by the gross book value of the assets on the reporting date; for financial guarantee contracts, the exposure includes the amount established on the reporting date, along with any additional amount expected to be obtained in the future by default date determined based on the historical trend, the Entity's understanding of the specific financial needs of the debtors, and other relevant information for the future.

For financial assets, the expected credit loss is estimated as the difference between all the contractual cash flows that are due to the Entity in accordance with the contract and all the cash flows that the Entity expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used to determine the expected credit losses are consistent with the cash flows used in the measurement of the lease receivable in accordance with IFRS 16 Leases.

For a financial guarantee contract, where the Entity is obliged to make payments only in the event of default by the debtor in accordance with the terms of the instrument that is guaranteed, the expected loss forecast is the expected payment to reimburse the holder for a credit loss incurred less any amount that the Entity expects to receive from the holder, the debtor or any other party.

If the Entity has measured the provision for losses for a financial instrument in an amount equal to the expected credit loss for life in the previous reporting period, but determines, at the current reporting date, that the conditions for the loss are no longer met lifetime expected credit loss, the Entity measures the loss margin in an amount equal to the 12-month expected credit loss on the current reporting date, except for assets for which the simplified approach was used.

The Entity recognizes an impairment loss or loss in the result of all financial instruments with a corresponding adjustment to their book value through a provision for losses account, except investments in debt instruments that are measured at fair value through other comprehensive income, for which the provision for losses is recognized in other comprehensive and accumulated results in the investment revaluation reserve, and does not reduce the book value of the financial asset in the statement of financial position.

Derecognition policy

The Entity derecognizes a financial asset only when the contractual rights to the asset's cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Entity does not transfer or retain substantially all the risks and benefits of ownership and continues to control the transferred asset, the Entity recognizes its retained interest in the asset and an associated liability for the amounts due. If the Entity retains substantially all the risks and benefits of ownership of a transferred financial asset, the Entity continues to recognize the financial asset and also recognizes a loan guaranteed by the income received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the asset's book value and the sum of the consideration received and receivable is recognized in income. In addition, when an investment in a debt instrument classified as fair value through other comprehensive income is written off, the accumulated gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss. In contrast, in the derecognition of an investment in a capital instrument that the Entity chose in the initial recognition to measure at fair value through other comprehensive income, the accumulated gain or loss previously accumulated in the investment revaluation reserve is not reclassifies to profit or loss, but is transferred to accumulated profit (deficit).

f.	Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.

However, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies, and financial guarantee contracts issued by the Entity, are measured in accordance with the specific accounting policies set out below.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Entity manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

•	A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of an Entity of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Entity’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss to the extent that they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in profit or loss.

However, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. The remaining amount of change in the fair value of liability is recognized in profit or loss. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

Gains or losses on financial guarantee contracts issued by the Entity that are designated by the Entity as at FVTPL are recognized in profit or loss.

Financial liabilities measured subsequently at amortized cost

Financial liabilities (including borrowings) that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities when, and only when, the Entity’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Entity exchanges with the existing lender a debt instrument in another with substantially different terms, that exchange is accounted for as an extinction of the original financial liability and the recognition of a new financial liability. Similarly, the Entity considers the substantial modification of the terms of an existing liability or part of it as an extinction of the original financial liability and the recognition of a new liability. The terms are assumed to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the current discounted rate. Value of the remaining cash flows of the original financial liability. If the modification is not material, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after the modification should be recognized in profit or loss as the gain or loss from the modification within other gains and losses.

The balance as of December 31, 2022 and 2021 of accounts payables was:

	December 31, 2022	December 31, 2021

Construction in-progress (1)	$13,369,927	$354,012
Land (2)	366,975	-
Existing properties	2,239,163	385,369
Others accounts payable	652,723	2,272,034

	$16,628,788	$3,011,415
(1)	At the end of fiscal year 2022, the Entity began the construction of six investment properties, the amount represents the accounts payable which will be settled during the first quarter of the following year.

(2)	During the third quarter of 2022 the Entity acquired a land reserve and signed promissory agreements for a total of $8,256,912 to be paid on quarterly installments of $91,744 starting March 2023 plus a final payment of $7,431,218 in June 2025; the long-term payable portion is $7,889,937.

g.	Derivative financial instruments

The Entity enters into a variety of derivative financial instruments to manage its exposure to interest and foreign exchange rate risk, including interest rate swaps. Further details of derivative financial instruments are disclosed in Note 17.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Entity has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

The Entity analyzed the embedded ESG features on its sustainability-linked revolving credit facility as well as its Vesta ESG Global bond 35/8 05/31 and determined such do not qualify to be accounted as derivatives.

h.	Hedge accounting

The Entity designates certain hedging instruments, which include derivatives in respect of interest rate risk as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Entity documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

•	There is an economic relationship between the hedging instrument and the hedged item;

•	The effect of credit risk does not dominate the value of the changes that result from the economic relationship; and

•	The hedging ratio of the hedging relationship is the same as that resulting from the amount of the hedged item that the Entity actually covers and the amount of the hedging instrument that the Entity actually uses to cover that amount of the hedged item.

If a hedging relationship no longer meets the hedge effectiveness requirement related to the hedging relationship, but the risk management objective for that designated hedging relationship remains the same, the Entity adjusts the hedging relationship of the hedging relationship (that is, rebalances the coverage) so that it meets the qualification criteria again.

The Entity designates the complete change in the fair value of a forward contract (that is, it includes the forward items) as the hedging instrument for all of its hedging relationships that involve forward contracts.

The Entity designates only the intrinsic value of the option contracts as a hedged item, that is, excluding the time value of the option. Changes in the fair value of the time-aligned value of the option are recognized in other comprehensive income and accumulated in the cost of the hedge reserve. If the hedged item is related to the transaction, the time value is reclassified to profit or loss when the hedged item affects profit or loss. If the hedged item is related to the period of time, then the accumulated amount in the cost of the hedge reserve is reclassified to profit or loss in a rational manner: the Entity applies amortization in a straight line. Those reclassified amounts are recognized in profit or loss on the same line as the hedged item. If the hedged item is a non-financial item, the amount accrued in the cost of the hedge reserve is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. Furthermore, if the Entity expects that part or all of the accumulated loss in the cost of the hedge reserve will not be recovered in the future, that amount will be immediately reclassified to profit or loss.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other income (expenses) - Net’ line item.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. This transfer does not affect other comprehensive income. Furthermore, if the Entity expects that part or all of the accumulated loss in the cash flow hedge reserve will not be recovered in the future, that amount will be immediately reclassified to profit or loss.

Hedge accounting is discontinued when the Entity revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i.	Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is carried at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in interest income of the period. Cash equivalents are represented mainly by investments in treasury certificates (CETES) and money market funds.

j.	Office furniture

Office furniture is stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized so as to write off the cost of assets less their residual values over their useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. An item of office furniture is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of the asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

k.	Restricted cash and guarantee deposits

Restricted cash represents cash and cash equivalents balances held by the Entity that are only available for use under certain conditions pursuant to the long-term debt agreements entered into by the Entity (as discussed in Note 10). These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled, whereby the short-term restricted cash balance was classified within current assets under cash and cash equivalents and the long-term restricted cash was classified within guarantee deposits made.

During 2022, the Entity carried out a payment of $7.5 million to Scotiabank with the aim of being issued letters of credit for the National Control Energy Center (CENACE, for its acronym in Spanish) in connection to the Aguascalientes and Querétaro projects, in exchange of a guarantee. This amount will be paid back to the Entity once certain conditions are met.

l.	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. The Company does not capitalize borrowing costs during the construction phase of investment properties. Subsequent to initial recognition, investment properties are measured at fair value. Gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise.

An investment property is derecognized upon sale or when the investment property is permanently withdrawn from use and no future economic benefits are expected to be received from such investment property. Any gain or loss arising on derecognition of the property (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

m.	Impairment of long-lived assets other than goodwill

At the end of each reporting period, the Entity reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When the asset does not generate cash flows independent of other assets, the Entity estimates the recoverable amount of the cash-generating unit to which said asset belongs. When a reasonable and consistent basis of distribution can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise, they are allocated to the Entity's smallest of cash-generating units for which a reasonable and consistent distribution base can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, except if the asset is recorded at a revalued amount, in which case the impairment loss should be considered as a decrease in revaluation.

n.	Leases

1)	The Entity as lessor

Vesta, as a lessor, retains substantially all of the risks and benefits of ownership of the investment properties and account for its leases as operating leases. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

2)	The Entity as lessee

The Entity assesses whether a contract is or contains a lease, at inception of the contract. The Entity recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Entity recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	The amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Entity revalues the lease liability (and makes the corresponding adjustment to the related use rights asset) when:

•	The lease term is modified or there is a significant event or change in the circumstances of the lease resulting in a change in the evaluation of the purchase option exercise, in which case the lease liability is measured by discounting the updated rent payments using a updated discount rate.

•	Rent payments are modified as a result of changes in indices or rate or a change in the expected payment under a guaranteed residual value, in which cases the lease liability is revalued by discounting the updated rent payments using the same discount rate (unless the change in rent payments is due to a change in a variable interest rate, in which case an updated discount rate is used).

•	A lease is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is revalued based on the lease term of the modified lease, discounting the updated rent payments using a discount rate updated on the date of entry into force of the modification.

The Entity did not perform any of the aforementioned adjustments in the periods presented.

Rights-of-use assets consist of the initial measurement of the corresponding lease liability, the rental payments made on or before the commencement date, less any lease incentives received and any direct initial costs. Subsequent valuation is cost less accumulated depreciation and impairment losses.

If the Entity incurs an obligation arising from the costs of dismantling and removing a leased asset, restoring the place in which it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, a provision measured in accordance with IAS 37 should be recognized. To the extent that the costs are related to a rights of use asset, the costs are included in the related rights of use asset, unless such costs are incurred to generate inventories.

Assets for rights of use are depreciated over the shorter period between the lease period and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the asset for rights of use reflects that the Entity plans to exercise a purchase option, the asset for rights of use will be depreciated over its useful life. Depreciation begins on the lease commencement date.

Assets for rights of use are presented as a separate concept in the consolidated statement of financial position.

The Entity applies IAS 36 to determine whether a rights-of-use asset is impaired and accounts for any identified impairment loss as described in the 'Impairment of assets other than goodwill' policy.

Leases with variable income that do not depend on an index or rate are not included in the measurement of the lease liability and the asset for rights of use. The related payments are recognized as an expense in the period in which the event or condition that triggers the payments occurs and are included in the concept of “Other expenses” in the consolidated statement of profits and losses.

As a practical expedient, IFRS 16 allows you not to separate the non-lease components and instead account for any lease and its associated non-lease components as a single arrangement. The Entity has not used this practical file. For contracts that contain lease components and one or more additional lease or non-lease components, the Entity assigns the consideration of the contract to each lease component under the relative selling price method independent of the lease component and aggregate stand-alone relative selling price for all non-lease components.

o.	Foreign currencies

The U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN Desarrollos Inmobiliarios de México, S. de R. L. de C. V. (“WTN”), which considers the Mexican peso to be their functional currency and is considered to be “foreign operations” under IFRS. However, Vesta and its subsidiaries keep their accounting records in Mexican pesos. In preparing the financial statements of each individual entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the exchange rates in effect on the dates of each transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates in effect at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the exchange rates in effect on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of WTN is translated into U.S. dollars using the exchange rates in effect on the last business day of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates in effect on the dates of the transactions are used. Exchange differences arising, if any, are recorded in other comprehensive income.

p.	Employee benefits

Employee benefits for termination

Employee benefits for termination are recorded in the results of the year in which they are incurred.

Short-term and other long-term employee benefits and statutory employee profit sharing (“PTU”)

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Entity in respect of services provided by employees up to the reporting date.

Post-employment and other long-term employee benefits

Post-employment and other long-term employee benefits, which are considered to be monetary items, include obligations for pension and retirement plans and seniority premiums. In Mexico, the economic benefits from employee benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily before the vesting of their seniority premium benefit.

For defined benefit retirement plans and other long-term employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurement effects of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in Other comprehensive gain – Net of tax. The Company presents service costs within general and administrative expenses in the consolidated statement of profit and loss. The Company presents net interest cost within finance costs in the consolidated statement of profit and loss. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period.

Statutory employee profit sharing (“PTU”)

PTU is recorded in the results of the year in which it is incurred and is presented in General and administrative expenses line item in the consolidated statement of profit (loss) and other comprehensive income.

As result of the recent changes to the Income Tax Law and the Labor Law, as of December 31, 2022 and 2021, PTU is determined based on taxable income, according to Section I of Article 9 of the that Law and the Article 127 of the Labor Law.

Compensated absences

The Company creates a provision for the costs of compensated absences, such as paid annual leave, which is recognized using the accrual method.

q.	Share-based payment arrangements

Share-based payment transactions of the Entity

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 18.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Entity’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Entity revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity settled employee benefits reserve.

r.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

1.	Current tax

Current income tax (“ISR”) is recognized in the results of the year in which is incurred.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Entity supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

2.	Deferred income tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is an enforceable legal right that allows offsetting current tax assets against current tax liabilities and when they are related to income taxes collected by the same tax authority and the Entity has the right to intention to settle your current tax assets and liabilities on a net basis.

3.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

s.	Provisions

Provisions are recognized when the Entity has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Entity will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

t.	Revenue recognition

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Reimbursable building services arise from tenant leases and consists on the recovery of certain operating expenses of the respective property. Such reimbursements are included in rental income in the consolidated financial statements.

u.	Segment

The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of December 31, 2022 and 2021, all of our assets and operations are derived from assets located within Mexico.

4.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Entity’s accounting policies, which are described in Note 3, management of the Entity is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

-	Valuation of investment properties

As described in Note 8, the Entity uses external appraisers in order to determine the fair value of its investment properties. Such appraisers use several valuation methodologies that include assumptions that are not directly observable in the market to estimate the fair value of its investment properties. Note 8 provides detailed information about the key assumptions used in the determination of the fair value of the investment properties.

In estimating the fair value of an asset or a liability, the Entity uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Entity engages third party qualified valuation experts. The valuation committee works closely with the qualified external valuation experts to establish the appropriate valuation techniques and inputs to the model. The Chief Financial Officer reports the valuation committee’s findings to the board of directors of the Entity every quarter to explain the cause of fluctuations in the fair value of the assets and liabilities. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 8 and 16.

The Entity’s management believes that the chosen valuation methodologies and assumptions used are appropriate in determining the fair value of the Entity’s investment properties.

5.	Cash, cash equivalents and restricted cash

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	December 31, 2022	December 31, 2021

Cash and cash equivalents	$139,056,863	$452,802,049
Current restricted cash	90,222	19,083
	139,147,085	452,821,132

Non-current restricted cash	735,312	735,312

Total	$139,882,397	$453,556,444

Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within guarantee deposits made in the accompanying consolidated statements of financial position.

Non-cash transactions

Additions to right of use assets amounting $635,956 and $1,144,662 in 2022 and 2021, respectively were financed by new leases. Other non-cash investing activities related to investment properties are included in Note 8.

Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $1,544,113 and $4,781,465 in 2022 and 2021, respectively, and an increase for new lease liabilities for $635,956 and $1,144,662 in 2022 and 2021, respectively. Unpaid dividends are included in Note 11.4.

6.	Recoverable taxes

	December 31, 2022	December 31, 2021

Recoverable value-added tax (“VAT”)	$18,440,884	$6,193,929
Recoverable income taxes	9,531,645	9,530,937
Recoverable dividend tax	1,818,971	3,533,983
Other receivables	296,973	118,713

	$30,088,473	$19,377,562

7.	Operating lease receivables

i.	The aging profile of operating lease receivables as of the dates indicated below are as follows:

	December 31, 2022	December 31, 2021

0-30 days	$6,732,985	$8,345,097
30-60 days	260,832	263,033
60-90 days	610,770	269,054
Over 90 days	85,608	161,963

Total	$7,690,195	$9,039,147

Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 88% and 92% of all operating lease receivables are current at December 31, 2022 and 2021, respectively.

All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days’ efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 3% and 3%of all operating lease receivables at December 31, 2022 and 2021, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 8% and 3% of all operating lease receivable at December 31, 2022 and 2021. Operating lease receivables outstanding greater than 90 days represent 1% and 2% as of December 31, 2022 and 2021, respectively.

ii.	Movement in the allowance for doubtful accounts receivable

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.

The following table shows the movement in expected credit losses that has been recognized for the lease receivable:

	2022	2021

Balance as of January 1	$1,957,935	$3,507,156
Increase in loss allowance arising from new financial assets recognized in the year	760,072	1,516,248
Decrease in loss allowance from derecognition of financial assets in the year	(801,883)	(3,065,469)

Balance as of December 31	$1,916,124	$1,957,935

iii.	Client concentration risk

As of December 31, 2022 and 2021 one of the Entity’s clients account for 42% or $3,249,692 and 43% or $3,863,928, respectively, of the operating lease receivables balance. The same client accounted for 6% and 6% of the total rental income of Entity for the years ended December 31, 2022 and 2021, respectively. No other client represented more than 10% of the Entity's total rental income during the years ended December 31, 2022 and 2021.

iv.	Leasing agreements

Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis, and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.

All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.

v.	Non-cancellable operating lease receivables

Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

	2022	2021

Not later than 1 year	$155,267,112	$140,816,013
Later than 1 year and not later than 3 years	250,043,235	213,202,071
Later than 3 year and not later than 5 years	209,592,871	169,944,066
Later than 5 years	154,909,895	102,405,961

	$769,813,113	$626,368,111

vi.	Prepaid expenses and other current assets

	31/12/2022	31/12/2021

Advance deposit (1)	$17,201,933	$-
Other accounts receivables (2)	7,486,147	-
Property expenses	543,804	-
Prepaid expenses	76,467	483,581

	$25,308,351	$483,581

(1)	During the second quarter of 2022 the Entity entered into an agreement for the procurement, permissioning and other conditions for the acquisition of several plots of land; if the conditions are met within a period of 18 months, or an additional 18-month extension, the advance deposit will be considered part of the final transactions price, otherwise approximately $1 million will be forfeited to the counterparty and expensed; the remainder amount will be reimbursed to the Entity.

(2)	As stated in Note 8 the Entity sold land reserve locate in Queretaro, and as of December 2022, there is an outstanding balance settled in the first quarter of 2023.

8.	Investment property

The Entity uses external appraisers in order to determine the fair value for all of its investment properties. The independent appraisers, who hold recognized and relevant professional qualifications and have vast experience in the types of investment properties, owned by the Entity, use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, the majority of which are not directly observable in the market, to estimate the fair value of the Entity’s investment property such as discount rates, long-term NOI, inflation rates, absorption periods and market rents.

The values, determined by the external appraisers quarterly, are recognized as the fair value of the Entity’s investment property at the end of each reporting period. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

The Entity’s investment properties are located in México and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation techniques and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	2022: 7.50% to 12.24% 2021: 7.75% to 12.15%	The higher the discount rate, the lower the fair value.

			Exit cap rate	2022: 6.50% to 8.99% 2021: 6.75% to 8.99%	The higher the exit cap rate, the lower the fair value.

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

			Inflation rates	Mexico:3.4% to 5.0% in 2022, 3.55% to 4.15% in 2021 U.S.: 2.1% to 3.5% in 2022, 2.3% to 3.0% in 2021	The higher the inflation rate, the higher the fair value.
			Absorption period	12 months of average	The shorter the absorption period, the higher the fair value

			Market related rents	Depending on the park/state	The higher the market rent the higher the fair value

Land reserves	Level 3	Market comparable	Price per acre	Weighted average price per acre is $239,266 in 2022, $149,453 in 2021	The higher the price, the higher the fair value.

Fair value sensitivity:

The following table presents a sensitivity analysis to the impact of 10 basis points ("bps") increase of the discount rates and exit cap rate and the aggregated impact of these two on fair values of the investment properties - land and buildings representing leased land and buildings valued used the discounted cash flows method as of December 31, 2022 and 2021:

	December 31, 2022
	Impact of +10 bps on exit cap rate	Impact of +10 bps on discount rate	Impact of +10 bps on exit cap rate and discount rate
Buildings and land (decrease)	$(12,177,562)	$(20,763,362)	$(21,538,398)

	December 31, 2021
	Impact of +10 bps on exit cap rate	Impact of +10 bps on discount rate	Impact of +10 bps on exit cap rate and discount rate
Buildings and land (decrease)	$(15,072,887)	$(15,978,900)	$(29,857,968)

The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	2022	2021

Buildings and land	$2,657,513,766	$2,167,895,680
Land improvements	7,562,174	7,975,906
Land reserves	208,910,000	133,859,180
	2,873,985,940	2,309,730,766
Less: Cost to conclude construction in-progress	(135,520,664)	(46,559,825)

Balance at end of year	$2,738,465,276	$2,263,170,941

The reconciliation of investment property is as follows:

	2022	2021

Balance at beginning of year	$2,263,170,941	$2,103,214,762
Additions	292,349,582	109,032,511
Foreign currency translation effect	7,196,797	(3,742,001)
Disposal of investment property	(9,743,562)	(109,984,290)
Gain on revaluation of investment property	185,491,518	164,649,959

Balance at end of year	$2,738,465,276	$2,263,170,941

A total of $23,866,003 and $739,381 additions to investment property related to land reserves and new buildings that were acquired from third parties were not paid as of December 31, 2022 and 2021, respectively, and were therefore excluded from the consolidated statements of cash flows for those years. $739,381 and $933,571 of 2021 and 2020 additions were paid during 2022 and 2021, respectively, and were included in the 2022 and 2021 consolidated statement of cash flows.

During 2022, the Entity reached an agreement to sell two land reserves located in Queretaro totaling 115,101 square feet for $909,005 and also sold land reserves located in Cd. Juarez totaling 1,297,508 square feet for $13,862,383, the cost associated with the two sales was $9,743,562, generating a gain in sale of investment property of $5,027,826.

During 2021, the Entity reached an agreement to sell four plots of land located in Queretaro totaling 2.1 million square feet for $16,317,539, the cost associated with the sale was $7,395,427, generating a gain in sale of investment property of $8,922,112.

During 2021, the Entity reached an agreement to sell two industrial properties located in Queretaro and Ciudad Juarez totaling 1,371,129 square feet for $108,248,000, the cost associated with the sale was $103,177,437, generating a gain in sale of investment property of $5,070,563.

During 2007, the Entity entered into an agreement to build the Querétaro Aerospace Park, which consists of a Trust created by the Government of the State of Querétaro, as grantor (fideicomitente), Aeropuerto Intercontinental de Querétaro, S. A. de C. V., as a participant for the purposes of granting its consent, Bombardier Aerospace México, S.A. de C.V., as beneficiary (fideicomisario), and BBVA Bancomer, S.A., as Trustee (fiduciario), to which the Entity, through its subsidiary, Proyectos Aeroespaciales, S. de R. L. de C. V. (PAE), adhered as grantee and beneficiary. The Government of the State of Queretaro contributed certain rights to the Trust, including rights to use the land and the infrastructure built by the state of Queretaro, allowing PAE to build and lease buildings for a total period equivalent to the term of the concession granted to the Aerospace Park; the remaining term is approximately 32 years as of December 31, 2022.

PAE is the only designated real estate developer and was granted the right to use the land and infrastructure to develop industrial facilities thereon, lease such industrial facilities to companies in the aerospace and related industries and to collect the rents derived from the lease of the industrial facilities, for a period of time equivalent to the remaining term of the airport concession (approximately 32 years as of December 31, 2022). With respect to such rights, all construction, addition and improvements made by Proyectos Aeroespaciales to the contributed land (including without limitation, the industrial facilities) will revert in favor of the Government of the State of Queretaro at the end of the term of the Trust, for zero consideration.

During 2013, the Entity entered into an agreement with Nissan Mexicana, S.A. de C.V. (“Nissan”) to build and lease to Nissan the Douki Seisan Park (“DSP Park”) located in Aguascalientes, Mexico. The land where the DSP Park is located is owned by Nissan. On July 5, 2012, Nissan created a Trust (Trust No. F/1704 with Deutsche Bank México, S.A. as Trustee) to which the Entity (through one of its subsidiaries, Vesta DSP, S. de R.L. de C.V), is beneficiary and was granted the use of the land for a period of 40 years. The infrastructure and all the related improvements were built by and are managed by the Entity.

Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt, the long-term debt is secured by 69 investment properties.

9.	Lease liabilities

1.	Rights-of-use:

Rights-of-use	January 1, 2022	Additions	Disposals	December 31, 2022

Office space	$2,296,581	$255,540	$-	$2,552,121
Vehicles and office furniture	411,357	380,416	-	791,773

Cost of rights-of-use	$2,707,938	$635,956	$-	$3,343,894

Depreciation of rights-of-use

Office space	$(1,078,035)	$(430,836)	$-	$(1,508,871)
Vehicles and office furniture	(285,486)	(131,592)	-	(417,078)
Accumulated depreciation	(1,363,521)	(562,428)	-	(1,925,949)

Total	$1,344,417	$73,528	$-	$1,417,945

Rights-of-use	January 1, 2021	Additions	Disposals	December 31, 2021

Office space	$1,260,626	$1,035,955	$-	$2,296,581
Vehicles and office furniture	302,650	108,707	-	411,357

Cost of rights-of-use	$1,563,276	$1,144,662	$-	$2,707,938

Depreciation of rights-of-use

Office space	$(717,375)	$(360,660)	$-	$(1,078,035)
Vehicles and office furniture	(188,064)	(97,422)	-	(285,486)
Accumulated depreciation	(905,439)	(458,082)	-	(1,363,521)

Total	$657,837	$686,580	$-	$1,344,417

2.	Lease obligations:

	January 1, 2022	Additions	Disposals	Interests accrued	Repayments	December 31, 2022

Lease liabilities	$1,380,413	$635,956	$-	$135,531	$(647,961)	$1,503,939

	January 1, 2021	Additions	Disposals	Interests paid	Repayments	December 31, 2021

Lease liabilities	$731,285	$1,144,662	$-	$69,143	$(564,677)	$1,380,413

3.	Analysis of maturity of liabilities by lease:

Finance lease liabilities	2022

Less than 1 year	$709,901
Later than 1 year and not later than 5 years	963,487
1,673,388
Less: future finance cost	(169,449)

Total lease liability	$1,503,939

Finance lease - short term	606,281
Finance lease - long term	897,658

Total lease liability	$1,503,939

10.	Long-term debt

In September 1, 2022, the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As of December 31, 2022, no provisions have been made for this line. The Entity incurred prepaid direct expenses related to opening the $1.34 million credit facility.

On May 13, 2021, the Entity offered $350,000,000 of Senior Notes (“Vesta ESG Global bond 35/8 05/31”) with maturity on May 13, 2031. The notes bear interest at a rate of 3.625%.

On August 2, 2019, the Entity entered into a new five-year unsecured credit agreement with various financial institutions for an aggregated amount of $80,000,000 which proceeds were received on the same date; and a revolving credit line of $125,000,000. This loan bears interest at a rate of LIBOR plus 2.15 percentage points. On March 23, 2020 and April 7, 2020, the Entity borrowed $85,000,000 and $40,000,000, respectively, out of the revolving credit line, bearing quarterly interest at a rate of LIBOR plus 1.85 percentage points.

On June 25, 2019, the Entity entered into a 10-year Senior Note series RC and 12-year Senior Note series RD with various financial institutions, for aggregate amounts of $70,000,000 and $15,000,000, respectively. Each Series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.

On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Note of $45,000,000 due on May 31, 2025, and Series B Senior Note of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively.

On November 1, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1, 2027. This loan bears interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Note of $65,000,000 due on September 22, 2024, and Series B Senior Note of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bears interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, payable semiannually on the September 22 and March 22 of each year.

On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due on August 2026. The proceeds of both of the aforementioned credit facilities were used to settle the Entity’s debt with Blackstone which matured on August 1, 2016.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	31/12/2022	31/12/2021

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	146,723,915	149,071,012
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	65,000,000	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	117,867,109	118,000,000
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	26,041,321	26,441,925
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.625%	(6)	May 2031	350,000,000	350,000,000
					940,632,345	943,512,937

Less: Current portion					(4,627,154)	(2,880,592)

Less: Direct issuance cost					(10,132,759)	(9,979,721)

Total Long-term debt					$925,872,432	$930,652,624

(1)	On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. On March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans will commence on September 1, 2023. This credit facility is guaranteed with 48 of the Entity’s properties.

(2)	On November 1, 2017, the Entity entered into a 10-year loan agreement with Metlife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 21 of the Entity’s investment properties under a Guarantee Trust.

(3)	Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis.

(4)	On June 25, 2019, the Entity entered into a 10-year senior notes series RC to financial institutions, interest on these loans is paid on a semiannual basis December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are joint obligators under these notes payable.

(5)	On June 25, 2019, the Entity entered into a 12-year note payable to financial institutions, interest on these loans is are paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.

(6)	On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis. The cost incurred for this issuance was $7,746,222.

These credit agreements require the Entity to maintain certain financial and to comply with certain affirmative and negative covenants. The Entity is in compliance with such covenants as of December 31, 2022.

The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as guarantee deposit assets in the consolidated statement of financial position.

Scheduled maturities and periodic amortization of long-term debt are as follows:

2024	$69,811,407
2025	50,081,269
2026	165,594,809
2027	170,517,706
2028	45,000,000
Thereafter	435,000,000
Less: direct issuance cost	(10,132,759)

Total long-term debt	$925,872,432

11.	Capital stock

1.	Capital stock as of December 31, 2022 and 2021 is as follows:

	2022		2021
	Number of shares	Amount	Number of shares	Amount

Fixed capital
Series A	5,000	$3,696	5,000	$3,696
Variable capital
Series B	679,697,740	480,620,223	684,247,628	482,854,693

Total	679,702,740	$480,623,919	684,252,628	$482,858,389

2.	Treasury shares

As of December 31, 2022 and 2021 total treasury shares are as follows:

	2022	2021

Treasury shares (1)	10,077,405	5,652,438
Shares in Long-term incentive plan trust (2)	8,456,290	8,331,369

Total Treasury shares	18,533,695	13,983,807

(1)	Treasury shares are not included in the Total Capital Stock of the Entity, they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.

(2)	Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015 as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 18) and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.

3.	Fully paid ordinary shares

	Number of shares	Amount	Additional paid-in capital

Balance as of January 1, 2021	564,214,433	$422,437,615	$297,064,471

Vested shares	3,258,637	1,647,600	4,743,437
Equity issuance	116,779,558	58,773,174	164,422,275

Balance as of December 31, 2021	684,252,628	482,858,389	466,230,183

Vested shares	4,161,111	2,014,895	5,800,995
Repurchase of shares	(8,710,999)	(4,249,365)	(11,353,944)

Balance as of December 31, 2022	679,702,740	$480,623,919	$460,677,234

4.	Dividend payments

Pursuant to a resolution of the general ordinary stockholders meeting on March 24, 2022, the Entity declared a dividend of $57,432,777, approximately $0.08306 per share. The dividend will be paid in four equal installments of $14,358,194 due on April 15, 2022, July 15, 2022, October 15, 2022 and January 15, 2023. As of December 31, 2022, the unpaid dividends are $14,358,194.

The first installment of the 2022 declared dividends, paid on April 15, 2022, was approximately $0.0207 per share, for a total dividend of $14,358,194.

The second installment of the 2022 declared dividends, paid on July 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.

The third installment of the 2022 declared dividends, paid on October 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.

Pursuant to a resolution of the general ordinary stockholders meeting on March 23, 2021, the Entity declared a dividend of $55,776,929, approximately $0.097 per share. The dividend will be paid in four equal installments of $13,944,232 due on April 15, 2021, July 15, 2021, October 15, 2021 and January 15, 2022. As of December 31, 2021, the unpaid dividends are $13,944,232.

The first installment of the 2021 declared dividends, paid on April 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.

The second installment of the 2021 declared dividends, paid on July 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.

The third installment of the 2021 declared dividends, paid on October 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.

The fourth installment of the 2021 declared dividends, paid on January 15, 2022, was approximately $0.0237 per share, for a total dividend of $13,534,554.

Stockholders' equity, except restated common stock and tax-retained earnings, will incur income tax payable by the Entity at the rate in effect at the time of its distribution. Any tax paid on such distribution may be credited against income for the year in which the dividend tax is paid and, in the subsequent two years, against tax for the year and the related estimated payments.

Dividends paid from tax profits generated from January 1, 2014 to residents in Mexico and to nonresident stockholders may be subject to an additional tax of up to 10%, which will be withheld by the Entity.

Pursuant temporary provisions of the Income Tax Law of 2016, a tax benefit was granted to individual taxpayers that are subjects to 10% withholding tax on dividends received from legal entities, which come from earnings generated in 2014, 2015 and 2016, subject to compliance with specific requirements. The tax benefit consists in a tax credit equivalent to 5% of the distributed dividend (applicable only to dividends distributed in 2020 and onwards). Such tax credit will be credited only against the aforementioned 10% withholding tax.

Retained earnings that may be subject to withholding of up to 10% on distributed dividends is as follows:

Period	Amount	Reinvested earnings	Distributed earnings (1)	Amount that may be subject to withholding	Amount not subject to withholding

Retained earnings through December 31, 2013	$204,265,028	$204,265,028	$204,265,028	$-	$-
2014	24,221,997	24,221,997	24,221,997	-	-
2016	45,082,793	45,082,793	45,082,793	-	-
2017	126,030,181	126,030,181	88,264,623	37,765,558	-
2018	93,060,330	93,060,330	-	93,060,330	-
2019	134,610,709	134,610,709	-	134,610,709	-
2020	66,956,082	66,956,082	-	66,956,082	-
2021	173,942,373	173,942,373	-	173,942,373	-
2022	291,848,224	291,848,224	-	-	-

(1)	Dividend paid in 2019, were distributed form earnings generated in 2014 and 2016, which were reinvested until the days in which the dividends were paid. Dividend paid in 2020 were distributed from earnings generated in 2017. Dividends paid in 2021 and 2022 were distributed from earnings generated in 2013 and 2017.

5.	Earnings per share

The amounts used to determine earnings per share are as follows:

	December 31, 2022	December 31, 2021
Basic Earnings per share
Earnings attributable to ordinary shares outstanding	$243,624,754	$173,942,373

Weighted average number of ordinary shares outstanding	682,642,927	648,418,962

Basic Earnings per share	0.3569	0.2683

	December 31, 2022	December 31, 2021
Diluted Earnings per share
Earnings attributable to ordinary shares outstanding and shares in Long-term Incentive Plan	$243,624,754	$173,942,373

Weighted average number of ordinary shares plus shares in Long-term Incentive Plan	694,253,758	692,934,852

Diluted earnings per share	0.3509	0.2636

Shares held in the Incentive Plan trust accrue dividends, which are irrevocable, regardless if the employee forfeits the granted shares.

12.	Rental income

	December 31, 2022	December 31, 2021

Rents	$168,707,094	$154,954,624
Reimbursable building services	9,318,367	5,743,761

	$178,025,461	$160,698,385

13.	Property operating costs and General and administrative expenses

1.	Property operating costs consist of the following:

a.	Direct property operating costs from investment properties that generated rental income during the year:

	December 31, 2022	December 31, 2021

Real estate tax	$1,831,436	$1,887,480
Insurance	691,462	655,883
Maintenance	1,624,366	1,559,539
Structural maintenance accrual	110,403	105,228
Trust fees	110,439	106,752
Other property related expenses	4,572,683	4,229,079

	$8,940,789	$8,543,961

b.	Direct property operating costs from investment property that did not generate rental income during the year:

	December 31, 2022	December 31, 2021

Real estate tax	$328,919	$449,403
Insurance	42,973	63,388
Maintenance	458,178	403,167
Other property related expenses	1,652,535	1,266,838
	2,482,605	2,182,796

Total property operating	$11,423,394	$10,726,757

2.	General and administrative expenses consist of the following:

	December 31, 2022	December 31, 2021

Employee annual salary plus short-terms benefits	$13,501,686	$11,744,548
Auditing, legal and consulting expenses	971,629	815,843
Property appraisal and other fees	682,905	683,681
Marketing expenses	1,026,804	871,705
Other	116,997	129,571
	16,300,021	14,245,348

Depreciation	1,463,920	1,601,216
Long-term incentive plan and Equity plus - Note 18.3	6,650,487	5,554,353

Total	$24,414,428	$21,400,917

14.	Finance costs

	December 31, 2022	December 31, 2021

Interest on loans	$44,852,043	$44,665,243
Loan prepayment fees	1,544,113	5,598,250

Total	$46,396,156	$50,263,493

15.	Other income - net

	December 31, 2022	December 31, 2021
Insurance recovery	$963,347	$102,943
Inflationary effect on tax recovery	145,437	43,980
(Loss) gain on sale of office equipment	(47,242)	3,555
Commissions paid	(104,680)	(122,684)

Total	$956,862	$27,794

16.	Income taxes

The Entity is subject to ISR. The statutory ISR rate is 30%.

16.1	Income taxes are as follows:

	December 31, 2022	December 31, 2021
ISR expense:
Current	$41,981,391	$50,262,466
Deferred	6,242,079	31,828,085

Total income taxes	$48,223,470	$82,090,551

16.2	The effective ISR rates for fiscal 2022 and 2021 differ from the statutory rate as follows:

	December 31, 2022	December 31, 2021

Statutory rate	30%	30%
Effects of exchange rates on tax balances	(20%)	(7%)
Effects of inflation	7%	9%

Effective rate	17%	32%

16.3

16.4	The main items originating the deferred ISR liability are:

	December 31, 2022	December 31, 2021
Deferred ISR assets (liabilities):
Investment property	$(302,909,300)	$(291,729,224)
Effect of tax loss carryforwards	5,461	-
Other provisions and prepaid expenses	2,924,146	150,648

Deferred income taxes - Net	$(299,979,693)	$(291,578,576)

To determine deferred ISR the Entity applied the applicable tax rates to temporary differences based on their estimated reversal dates.

16.5	A reconciliation of the changes in the deferred tax liability balance is presented as follows:

	December 31, 2022	December 31, 2021

Deferred tax liability at the beginning of the period	$(291,578,576)	$(260,873,091)
Movement included in profit or loss	(6,242,079)	(31,828,085)
Movement included in other comprehensive income	(2,159,038)	1,122,600

Deferred tax liability at the end of the year	$(299,979,693)	$(291,578,576)

17.	Financial instruments

17.1	Capital management

The Entity manages its capital to ensure that the Entity will be able to continue as a going concern while maximizing the return to partners through the optimization of the debt and equity balance.

The capital structure of the Entity consists of net debt (total borrowings, including the current portion, as detailed in Note 10 offset by cash and bank balances) and equity of the Entity (comprising issued capital, additional paid-in capital, retained earnings and other comprehensive income as detailed in Note 11). The Entity is not subject to any externally imposed capital requirements.

17.2	Leverage ratio

The Board reviews the capital structure of the Entity on a regular basis. As part of this review, the Board considers the cost of capital and the risks associated with each class of capital.

The leverage ratio at end of following reporting periods was as follows:

	2022	2021

Debt	$930,499,586	$933,533,216
Cash, cash equivalents and restricted cash	(139,147,085)	(452,821,132)
Financial assets held for trading	-	-
Net debt	791,352,501	480,712,084

Equity	1,639,787,828	1,453,625,407

Net debt to equity ratio	48%	33%

17.3	Categories of financial instruments

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the consolidated financial statements.

The Entity’s principal financial assets are bank balances, cash equivalents and restricted cash as disclosed in Note 5, operating lease receivables as disclosed in Note 7. The Entity’s principal financial liability is long-term debt as disclosed in Note 10.

17.4	Financial risk management objectives

The Entity seeks to minimize the effects of market risk (including fair value interest rate risk), credit risk, liquidity risk and cash flow interest rate risk. The use of financial derivatives is governed by the Entity’s policies approved by the board of directors. The Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

17.5	Market risk

The Entity’s activities expose it primarily to the financial risks of changes in interest rates (see 15.8 below) and foreign currency exchange rates (see 15.6 below). The Entity enters into an interest rate swaps to mitigate the risk of rising interest rates.

Market risk exposures are measured using value-at-risk (VaR) supplemented by sensitivity analysis.

17.6	Foreign currency risk management

The Entity is exposed to foreign exchange risk, primarily with respect to the Mexican peso and to the US dollar in respect of one of its subsidiaries, whose functional currency is the Mexican peso. Foreign exchange risk arises from future commercial transactions and recognized monetary assets and liabilities.

The carrying amounts of the Entity’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period as well as the relevant exchange rates are as follows:

	December 31, 2022	December 31, 2021
Exchange rates:
Mexican pesos per US dollar at the end of the period	19.3615	20.5835
Mexican pesos per US dollar average during the year	20.1249	20.2818

Monetary assets:
Mexican pesos	$229,361,977	$249,437,217
US dollars	263,033	1,486,635

Monetary liabilities:
Mexican pesos	$260,708,893	$195,227,796
US dollars	30,979,579	33,081,624

17.7	Foreign currency sensitivity analysis

The following table details the Entity’s sensitivity to a 10% appreciation or depreciation in the US Dollar against the Mexican peso. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency exchange rates. A positive number below indicates an increase in profit or equity where the US dollar appreciates 10% against the relevant currency. For a 10% depreciation of the US dollar against the Mexican peso, there would be a comparable impact on the profit or equity, and the balances below would be negative:

	December 31, 2022	December 31, 2021

Profit or loss impact:
Mexican peso - 10% appreciation - gain	$147,185	$(239,421)
Mexican peso - 10% depreciation - loss	(179,893)	292,626
U.S. dollar - 10% appreciation - loss	(59,471,840)	(65,033,544)
U.S. dollar - 10% depreciation - gain	59,471,840	65,033,544

17.8	Interest rate risk management

The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates.  This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation.

Interest rate swap contracts

Under interest rate swap contracts, the Entity agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Entity to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

The following table detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding at the end of the reporting period.

In May 2021, the interest rate swap contracts were cancelled as related loans were paid.

17.9	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Entity. The Entity has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The Entity’s exposure and the credit ratings of its counterparties are monitored, and the transactions consummated are entered into with approved counterparties. The Entity’s maximum credit risk is the total of its financial assets included in its statement of financial position.

The Entity’s clients operate in a variety of industries. Its real estate portfolio is primarily concentrated in the food and beverage, automotive, aerospace, medical, logistics and plastics industries. The Entity’s exposure to these industries subjects it to the risk of economic downturns in such industrial sectors to a greater extent than if its properties were more diversified across other industries.

17.10	Liquidity risk management

If the Entity is unable to raise additional debt or equity, its results of operations could suffer. The Entity closely monitors the maturity of its liabilities and the cash needs of its operations. It prepares and provides a detailed cash flow analysis on a quarterly basis and presents it to its board of directors. Decisions are made to obtain new financing or limit cash investments in order to maintain a healthy projected cash balance.

The maturity of the long-term, its current portion and the accrued interest at December 31, 2022 is as follows:

	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,183,062	$3,444,093	$501,005,191	$435,000,000	$940,632,346
Accrued interest	4.98%	17,700,067	21,144,641	143,645,742	46,594,158	229,084,608

		$18,883,129	$24,588,734	$644,650,933	$481,594,158	$1,169,716,954
17.11	Fair value of financial instruments

17.11.1	Fair value of financial assets that are measured at fair value on a recurring basis

The Entity’s investments are classified as level 1 in the IFRS 13 fair value hierarchy since they are traded in an active market.

The interest rate swap held by the Entity is classified as level 2 in the IFRS 13 fair value hierarchy as it derives from market inputs and prices. Other disclosures required by the standards are not deemed material.

17.11.2	Fair value of financial instruments carried at amortized cost

The fair value of long-term debt and its related current portion as of December 31, 2022 and 2021 is $912,330,632 and $951,153,932, respectively. This measurement is classified as level 2 since management uses an adjusted observable discount rate to determine fair value of debt.

Management considers that the carrying amounts of all other financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.

18.	Transactions and balances with related parties

Compensation of key management personnel

The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected into share-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	December 31, 2022	December 31, 2021
Employee annual salary plus short-term benefits	$6,217,721	$4,704,415
Share-based compensation expense (Note 19.3)	6,650,487	5,554,353

	$12,868,208	$10,258,768

Number of key executives	21	23

19.	Share-based payments

19.1	Details of the share-based plans of the Entity

Currently grants shares to its executives and employees as follows:

i.	A trust was established in 2018 by the resolution of the general ordinary stockholders meeting on January 6th, 2015, as the "20-20 Long Term Incentive Plan", this compensation plan was extended for the period 2021 to 2025, "Level 3 Long Term Incentive Plan", by a resolution of the general ordinary stockholders meeting on March 13th, 2020.

ii.	The plan is share-based and is calculated by comparing Vesta's Total Relative Return, stock price appreciation, plus dividend payments over the preceding three years with the same metric calculated for our peers. Under the plan, if Vesta is at the median of the group, the Grant would be equal to the expected share grant; if Vesta is the worst performer, there would be no grant, and if Vesta is the best performer, the Grant would be 150% of the expected share amount. In addition, for some executives, a portion of their short-term annual cash bonus is granted as an additional stock bonus with an equity-plus premium of 20% additional shares.

iii.	The Grant and the equity-plus are delivered to management over three years after the grant year, thus providing a solid executive retention tool. The granted shares are deposited to a Trust that manages the shares' delivery to the employees as per the schedules described above.

iv.	The Shareholder Assembly of January 2015 assembly approved 10.4 million shares for the Vesta Vision 2020 LTI plan. In March 2020, the shareholder approved 13.8 million shares for the Level 3 LTI plan.

					Plan Parameters
Grant Year	Total Relative Return (*)	Shares granted in LTI	Equity Plus Guaranteed Shares	Cumulative Exercised Shares	Shares in trust	MIN	TARGET	MAX

2015	0%	$-	$-	$-	$-	$-	1,738,037	2,600,000
2016	55%	863,499	483,826	(1,347,325)	-	695,215	1,738,037	2,607,056
2017	40%	637,200	944,674	(1,581,874)	-	695,215	1,738,037	2,607,056
2018	145%	3,423,106	753,372	(4,176,478)	-	1,000,000	2,500,000	3,750,000
2019	150%	3,550,449	515,706	(2,710,771)	1,355,384	1,000,000	2,500,000	3,750,000
2020	150%	3,707,949	520,493	(1,409,480)	2,818,962	1,000,000	2,500,000	3,750,000
2021	143%	3,760,851	525,183	(4,089)	4,281,944	1,100,000	2,750,000	4,125,000
2022	143%	3,763,449	-	-	-	1,100,000	2,750,000	4,125,000

Total		$19,706,503	$3,743,254	$(11,230,017)	$8,456,290

*       Calculated for the previous three years.

19.2	Fair value of share options granted in the year

Vesta Long Term Incentive Plan - Based on the Relative Total Return, entity share price performance plus dividends relative to the performance of its peer set, for the last three calendar years ended December 31, 2022. The calculation resulted in a grant of 3,763,449 shares, with a market value of $9,040,519.

19.3	Compensation expense recognized

The long-term incentive expense for the years ended December 31, 2022 and 2021 was as follows:

	December 31, 2022	December 31, 2021

Vesta 20-20 Incentive Plan	$6,650,487	$5,554,353

Total long-term incentive expense	$6,650,487	$5,554,353

Compensation expenses related to these plans will continue to be accrued through the end of the service period.

19.4	Share awards outstanding at the end of the year

As of December 31, 2022 and 2021, there are 8,456,290 and 8,331,369 shares outstanding, respectively, with a weighted average remaining contractual life of 13 months. All of the shares granted but outstanding to be delivered were in the trust during the vesting period.

20.	Litigation and commitments

Litigation

In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows.

Commitments

As mentioned in Note 8, all rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP, Park automatically revert to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 42 and 35 years, respectively.

21.	Events after the reporting period

The fourth installment of the 2022 declared dividends, paid on January 15, 2023, was approximately $0.02086 per share, for a total dividend of $14,358,194.

Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2023, the Entity declared a dividend of $60,307,043, approximately $0.0.08782 per share. The dividend will be paid in four equal installments of $15,076,761 due on April 17, 2023, July 15, 2023, October 15, 2023 and January 15, 2024. As of March 31, 2023, the unpaid dividends are $60,307,043.

Vacation reform

The vacation reform published in the Official Gazette on 27 December 2022 and effective as of January 1, 2023 amends Articles 76 and 78 of the Federal Labor Law, which address vacation periods.

The vacation reform increases the number of vacation days to which workers are entitled (and, in turn, increases the amount of vacation premium payable), provided that such modifications are more favorable to the workers’ existing benefits.

Workers who have more than one year of service are now entitled to twelve paid vacation days per year, increasing by two days for each additional year of service until the fifth year (20 days). As of the sixth year, the number of vacation days granted to employees will increase by two days for each additional five years of service.

The accounting effects of the increase in compensated absences payable, as well as the increase in vacation premium, for the year ended 31 December 2022 were not material.

22.	Approval of the financial statements

On May 15, 2023, the issuance of the consolidated financial statements was authorized by Juan Sottil, Vesta´s CFO, consequently, they do not reflect events occurring after that date. These consolidated financial statements are subject to approval by the Board of Directors and the General Ordinary Shareholders’ Meeting, who may decide to modify such consolidated financial statements according to the Mexican General Corporate Law.

* * * * * *

        American Depositary Shares

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

PROSPECTUS

____________

Global Coordinator

Barclays

, 2023

Through and including , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

The Company’s bylaws provide for the indemnification (and holding harmless) of the members of our Board of Directors and our Committees, the non-member secretary, the alternate non-member secretary, our Chief Executive Officer and other executive officers in connection with the performance of their duties, arising from any claim, suit, proceeding or investigation that is initiated in Mexico or in any of the countries where our shares, other instruments or securities having our shares as underlying securities or other fixed income or equity securities issued by us, are registered or listed for quotation, or in any jurisdiction in which we or any entities we control operate, in or to which any such person may be a party (in its respective capacity as director, officer or employee), including in such indemnification any damages or losses affecting the indemnified persons and any settlement amounts, as well as any and all fees and expenses of attorneys and other advisors engaged to protect the interests of the indemnified persons, it being understood that the Board of Directors shall have the authority to determine in the aforementioned cases, whether it deems convenient to hire the services of attorneys and other advisors different from those advising the Company in the corresponding claim; provided that the indemnity provision will not apply if any such claims, suits, proceedings or investigations result from the gross negligence, willful misconduct or bad faith of the applicable indemnified person.

The foregoing provision is unlikely to be enforceable, if the indemnification claim arises from a breach of the duty of loyalty.

Policies of insurance may be maintained by the Company under which the members of its board of directors and officers, within the limits and subject to the limitations of the policies, that cover the amount of the damages caused by the Company or the entities controlled by the Company.

Item 7. Recent Sales of Unregistered Securities

On April 22, 2021, the Company launched an offering of 78,916,834 common shares in the United States to qualified institutional buyers as defined under Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, in transactions exempt from registration thereunder and in other countries outside of Mexico and the U.S. to certain non-U.S. persons in reliance on Regulation S under the Securities Act, or the 2021 Equity Offer. The 2021 Equity Offer was conducted in combination with a public offering of 23,065,218 common shares in Mexico to the general public approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). The joint bookrunners of the 2021 Equity Offer were UBS Securities LLC, Citigroup Global Markets Inc., BTG Pactual US Capital, LLC and Scotia Capital (USA) Inc. The offers were launched on April 22, 2021. The per share consideration paid by the joint bookrunners was Ps.39.00, and the Company paid a per share underwriting service of Ps.0.8775. Settlement of the 2021 Equity Offer occurred on April 27, 2021. The aggregate proceeds of the 2021 Equity Offer amounted to Ps.3,960,370,610.4, which the Company used to develop industrial parks, purchase additional real estate and for working capital purposes.

On May 6, 2021, the Company launched an offering of US$350,000,000 aggregate principal amount of 3.625% senior notes due 2031, in the United States to qualified institutional buyers as defined under Rule 144A under the Securities Act in transactions exempt from registration thereunder and in other countries outside of Mexico and the U.S. to certain non-U.S. persons in reliance on Regulation S under the Securities Act, or the “2021 Notes Offer.” The initial purchasers of the 2021 Notes Offer were BofA Securities Inc., Citigroup Global Markets Inc., BBVA Securities Inc. and UBS Securities LLC. The purchase price in the 2021 Notes Offer was equal to 98.8% of the principal amount thereof plus accrued interest, if any, from May 13, 2021 to the closing date of the 2021 Notes Offer. The Company agreed to pay to the initial purchasers of the 2021 Notes Offer an aggregate amount of US$6.95 per US$1,000 principal amount of notes as consideration for the services rendered by the initial purchasers in connection with the 2021 Notes Offer. The aggregate proceeds of the 2021 Notes Offer amounted to US$343,343,000, which the Company used to repay certain Company indebtedness and for general corporate purposes.

Except as otherwise set forth above, during the last three years, the Company has not made any sales of the unregistered securities.

Item 8. Exhibits and Financial Statement Schedules

(a)   Exhibits

The exhibits of the registration statement are listed in the Exhibits Index to this registration statement and are incorporated by reference herein.

(b)   Financial Statement Schedules

Schedules have been omitted because the information required to be set forth is not applicable or is shown in the consolidated financial statements of the notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

The following is a list of all exhibits filed as part of this registration statement on Form F-1.

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Bylaws of Corporación Inmobiliaria Vesta, S.A.B. de C.V., dated March 30, 2023 (English translation) (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.1	Form of Deposit Agreement among Corporación Inmobiliaria Vesta, S.A.B. de C.V., Citibank, N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 16, 2023)).
4.2	Form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 16, 2023)).
4.3	Loan agreement, dated July 27, 2016, among Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V., QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., as borrowers, and Metropolitan Life Insurance Company, as lender (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.4	First amendment to loan agreement, dated March 22, 2018, among Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V., QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V. as borrowers, and Metropolitan Life Insurance Company, as lender (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.5	Guarantee agreement, dated September 22, 2017, among QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., in relation to the issuance of certain 5.03% Series A Senior Notes due September 22, 2024 and 5.31% Series B Senior Notes due September 22, 2027 (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.6	Forms of 5.03% Series A Senior Notes due September 22, 2024, and 5.31% Series B Senior Notes due September 22, 2027 (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.7	Loan agreement, dated November 1, 2017, among Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V., QVC, S. de R.L. de C.V. and QVCII, S. de R.L. de C.V., as borrowers, and Metropolitan Life Insurance Company, as lender (incorporated herein by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.8	Guarantee agreement, dated June 25, 2019, among QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., in relation to the issuance of certain 5.18% Series C Senior Notes due June 14, 2029 and 5.28% Series D Senior Notes due June 14, 2031 (incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.9	Forms of 5.18% Series C Senior Notes due June 14, 2029 and 5.28% Series D Senior Notes due June 14, 2031 (incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).

Exhibit No.	Description of Exhibit
4.10	Indenture, dated May 13, 2021, among Corporación Inmobiliaria Vesta, S.A.B. de C.V., as issuer, QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V. , jointly as subsidiary guarantors, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, in relation to the issuance of Corporación Inmobiliaria Vesta, S.A.B. de C.V.’s US$350,000,000 3.625% Senior Notes due 2031 (incorporated herein by reference to Exhibit 4.10 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.11	Sustainability-linked revolving credit agreement, dated August 31, 2022, among Corporación Inmobiliaria Vesta, S.A.B. de C.V., as borrower, various financial institutions and other persons from time to times parties to the agreement, as lenders, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, as administrative agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and The Bank of Nova Scotia, as sustainability agents, Banco Nacional de Comercio Exterior, S.N.C., I.B.D., BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, as joint lead arrangers and joint bookrunners, and Banco Sabadell, S.A., Institución de Banca Múltiple, as mandated lead arranger (incorporated herein by reference to Exhibit 4.11 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
5.1*	Opinion of Ritch, Mueller y Nicolau, S.C.
21.1	List of the subsidiaries of the registrant.
22.1	List of the subsidiary guarantors guaranteeing Corporación Inmobiliaria Vesta, S.A.B. de C.V.’s US$350,000,000 3.625% Senior Notes due 2031.
23.1*	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., independent registered public accounting firm for Corporación Inmobiliaria Vesta, S.A.B. de C.V.
23.2*	Consent of Ritch, Mueller y Nicolau, S.C. (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page of the registration statement).
99.1*	Consent of Cushman & Wakefield, S. de R.L. de C.V.
99.2*	Consent of LaSalle Partners, S. de R.L. de C.V.
99.3*	Consent of CBRE, S.A. de C.V.
107*	Filing Fee Table

_________________

*	To be filed by amendment. All other exhibits are filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on this          day of             , 2023.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:
	Name:	Lorenzo Dominique Berho Carranza
	Title:	Chief Executive Officer

By:
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lorenzo Dominique Berho Carranza and Juan Felipe Sottil Achutegui, their attorneys-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-1, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer (principal executive officer)
Lorenzo Dominique Berho Carranza

Chief Financial Officer (principal financial officer and principal accounting officer)
Juan Felipe Sottil Achutegui

Chairman of the Board of Directors
Lorenzo Manuel Berho Corona

Director
Stephen B. Williams

Director
José Manuel Domínguez Díaz Ceballos

Director
Craig Wieland

Director
Luis Javier Solloa Hernández

Director
Loreanne Helena García Ottati

Director
Oscar Francisco Cázares Elías

Director
Daniela Berho Carranza

Director
Douglas M. Arthur

Director
Luis de la Calle Pardo

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America has signed this registration statement or amendment thereto in New York, NY, on the          day of             , 2023.

COGENCY GLOBAL INC.

By:

Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.